SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Annual General Meeting and
Extraordinary General Meeting
MANUAL FOR SHAREHOLDER`S PARTICIPATION
April 27th, 2017

INDEX
Comments from the Chairman, Board of Directors 3
Comments from the CEO 6
Invitation 9
Notice of Meeting 13
Information to Vote by Power Attorney using Electronic Platform 18
Information to Vote by Distance Voting Form 20
Annex I – Distance Voting Form 23
Public Power of Attorney Request 28
Assessment of the requirements and legal and statutory impediments for nomination of Petrobras’s fiscal council member
29
Annex I – Registration Form for Fiscal Council Board Member 30
Items to be discussed in the Ordinary General Meeting (OGM):
I. To analyze management accounts, discuss and vote Report, Financial
Statements and Fiscal Board’s Report of Fiscal Year of 2016
Note: Annex 9.1-II of CVM Instruction 481/09 was not presented, in to calculate the loss in the fiscal year 2016.
37
II. Election of 5 Members to the Fiscal Council and their respective alternates 38
Appendix I - Information concerning the members nominated to the Fiscal
Council
39
Appendix II - Information concerning the members nominated by non- controlling shareholders to the Fiscal Council
44
III. Establishment of the Compensation of Management and Effective Members of the Fiscal Council
54
Appendix I - Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09
55
Appendix II – Management comments about Petrobras financial position 87
Appendix III - Information on Item 5.3 of the “Formulário de Referência” 171
Items to be discussed in the Extraordinary General Meeting (EGM):
I. Amendment proposal of Petrobras’s By-Law: 183
a. Annex I – Proposals of Petrobras’s By-Law changes 187
b. Annex II – Proposals changes 207

II. Consolidation of Petrobras’s By-Law to reflect the approved changes; 223
a. Annex I – Petrobras’s By-Law after changes 224
III. Proposal for Inclusion, in the Policy for Indication of Members of the Fiscal
Council, Board of Directors and Executive Board of Petrobras, of additional requirements for unblemished reputation, in addition to those contained in
Law 13,303/16, and Decree 8.945/16, pursuant to Article 40, Item XIII of
Petrobras’ Bylaws. 245
Annex I - Additional requirements to be included in the policy of members of the fiscal council, board of directors and executive board.
246

MESSAGE FROM THE BOARD OF DIRECTORS CHAIRMAM
Dear shareholders, employees and business partners of PETROBRAS This message has two major purposes.
The first is to be the first Message from the Board of Directors, through its current
Chairmam, at the end of the first year of full term.
This Chairmam was initially held throughout 2015 on an interim basis, subsequently replacing its full holder, who firstly took a leave and then resigned over the course of the term in duty.
Once this cycle of temporariness and replacement was completed in April 2016, the Board was mandated by shareholders for a full period of 02 (two) years, ending in April 2018, and over the course of its first year in duty, it faced the replacement of the Chairman of the Executive Board.
As Mr. Pedro Parente was indicated to be the new President by the controlling shareholder and was submitted to the same integrity background check, in which he was approved, he was nominated by the Board. Since then, a partnership was established with the presidency and the Executive Board, which has undertaken a fruitful, constructive interaction, continuing the high-level work already developed under the presidency of Mr. Aldemir Bendine.
As soon as he was sworn in, President Pedro Parente took among other initiatives the decision to carry out a cycle of debates focused on an in-depth review of the Strategic Planning of PETROBRAS; such initiative was fully supported by the Board of Directors, which endorsed and supported the election of 2 (two) main goals under this new Plan, namely:
seek a considerable reduction of accidents in our facilities and our activities – thus signaling the larger goal of preserving life and pursuing safe working conditions. Our targets in this regard are ambitious, seeking a dramatic reduction of personal incidents per million hours worked, what has been achieved with much training, intensive improvement of process safety and awareness, and to significantly reduce the company’s debt and the financial leveraging. We are not proud to flaunt the largest corporate debt in the oil and gas sector on the planet.
Incidentally, it was recognized that the debt reached overly high levels and repairing measures were required - such as envisaged in the Strategic Plan - to refocus them to a most suitable level to Petrobras’ businesses. As it has already been stated by President Pedro Parente, to achieve the commitment to invest in our core business – oil extraction and fuel industrialization – disinvestment in activities that are not directly related to it is not a choice between valid alternatives, it is a necessity – it is one of the main ways to ensure through active portfolio management the resources necessary to deliver the production curve we are capable – and obliged – to offer the market.
Another key ingredient to ensure the cash flow that will enable us to invest in our core activities consists of technological, exploration, production, and/or financial partnerships.
The second main purpose of this message concerns the formal record of the changes in company Governance, of which the current Board is particularly proud. Let it be said first that, since practically the creation of PETROBRAS in the 1950s, the current Board is the first one composed SOLELY of Members with no relations to any government agencies.
Additionally, care has been taken in 2015, and the principle was preserved in 2016, to compose a multidisciplinary Board – legal operators are present, financial reporting experts are present, accounting and auditing are present, investors are present, there is a representative elected by the employees, there is an expert in oil, gas, and deep water, all facets of the life of the company, ultimately, count on experts and representatives in the Board.
Immediately in 2015, once sworn in, the Board incorporated or reinforced the mission and the Internal Rules of 5 (five) Advisory Committees to the Board itself:
an Auditing Committee, which over 2016 became Statutory, in compliance with the corresponding requirements from Comissão de Valores Mobiliários – CVM (the Securities and Exchange Commission of Brazil) and the Securities and Exchange Commission – SEC, USA;
a Strategic Affairs Committee;
a Finance Committee;
a Committee on Nomination, Compensation, and Succession; and a Health, Safety, and Environment Committee.
More recently, a Minority Shareholders Committee was incorporated, which has the duty and prerogative to speak in advance on the care of company interests in the main transaction proposals with parties related to the Federal Government, its Autachies and Foundations,
that are within the Board’s level of authority.
Each of these Committees is headed by a member of the Board of Directors. The Statutory Audit Committee is composed only by members of the Board of Directors. In the other Committees, non-Board members who have knowledge and expertise in matters within the scope of each Committee participate. To give an insight into the intensity of Committee operation, perhaps it should be said that in 2016 the Statutory Audit Committee met 29 (twenty-nine) times, the Committee on Nomination, Compensation, and Succession met 32 (thirty-two) times, the Health, Safety, and Environment Committee met 13 (thirteen) times, the Finance Committee met 26 (twenty-six) times and the Strategic Committee met 21 (twenty-one) times. All this alongside 47 (forty-seven) Board of Directors meetings, between Ordinary and Extraordinary meetings.
The Whistleblowing Channel was enormously improved, and background checks of suppliers are in the thousands; both vetoes to the nomination of persons with inappropriate curricula for positions with decision-making authority, and suppliers from which we demand change in stances for a better governance, have been frequent.
It is our duty in rendering accounts of this nature to also face specific challenges. Two of them are worthy of record:
on the one hand, extended periods to operationalize divestments will be the direct effect of the vital decision to abide by the orders to improve transparency in the corresponding processes, issued by competent authorities;
on the other hand, the discussions with the DoJ – the United States Department of Justice, later with the SEC and our defense in Class Actions, in addition to several procedures before Brazilian authorities (CVM, TCU, Prosecutor’s Office, the Judiciary Branch) will only ensure final results once such cases are closed, although Petrobras is a victim in this process and at no time benefited directly or indirectly from the illicit acts.
As I said in the beginning, this is the start of an “accountability” report in this first year of the current mandate.
And if we can summarize the understanding of our Mission beyond the safety of human life and the return to investment grade, perhaps the best expression of our task is to contribute to recovering the self-esteem of employees, investors and Brazilians in their largest company, which we all want to be once again their best one.
Nelson Carvalho
Chairman, Board of Directors

MESSAGE FROM THE CEO
Dear Shareholders and investors,
I present my first message as CEO of Petrobras to our shareholders and investors with the sense of the immense responsibility of leading the Executive Board of the largest company in the heart of the Brazilians, and which today is among the four largest companies in Brazil in terms of market value, in full recovery.
The global oil and gas industry faced the second year of an extremely adverse context, which began with the abrupt drop in oil prices in the last quarter of 2014, when barrel price departed from a US$ 100 level to a value lower than US$ 35 in early 2016. More recently, those prices fluctuate in a range between US$ 45 and US$ 55 per barrel. The industry had to adapt to this new reality of prices by selling assets and by reducing investments and costs. An important aspect of this new competitive framework was the consolidation of the so- called unconventional oil and gas production (shale and tight oil/gas), which represents a disruptive change in the way to explore and produce hydrocarbons and imposes great challenges to players of the so-called conventional production, including Petrobras.
This scenario, by itself is challenging and found Petrobras in the midst of the biggest crisis in its history. The synthesis of these problems is the size of our gross debt, which reached the expressive amount of US$ 126 billion (R$ 493 billion) at the end of 2015. This is the largest debt of non-financial entities in the country, except for the Federal Government’s debt. It is also the largest debt among global public companies operating in our industry. Those are not honorable positions and our strategic goal is to reverse this situation.
Over 2016, we announced and implemented the necessary measures to deal with the numerous problems left as an inheritance of this crisis. The Partnership and Divestment Program, which initiated a new cycle in 2015, had its pace accelerated in August. In September, we announced a new Strategic Plan and the corresponding Business and Management plan for the 2017 to 2021 period, with two priority metrics. The first metric is related to safety, in which we defined that by 2018 we’ll limit our Recordable Injury Index (TAR) to 1.4 accidents per million hours worked. The second metric is related to our debt, as measured by the ratio between net debt and EBITDA (a proxy of operating cash generation). This ratio has reached by the end of 2015 an index of 5.1 times, very high considering both the circumstances of the Brazilian market, and the comparison against large international companies in the oil and gas sector. The strategic plan provides for the reduction of the net debt/EBITDA ratio to 2.5 times by the end of 2018.
In our strategic plan, we clearly define the vision of the company we want to be: an integrated energy company, focusing on oil and gas, that evolves together with society, generates high value and has unique technical capability. We objectively indicate with this vision and the 21 resulting strategies, where we’ll work and, with unprecedented clarity and transparency, where we’re not working.
The plan defined five levers to ensure we achieve our top metrics. The first is the “Commitment to Life” plan, which seeks to strengthen the behavioral and safety aspects of processes to enable achieving our safety metric.

The four other pillars are integrated to allow the reduction of our debt: (1) a new pricing policy for gasoline and diesel, based on international parity and the definition that at no time will we charge prices below international parity; (2) greater efficiency in our investments (CAPEX), translating into a reduction in our investments with an increase in our production; (3) reducing our costs, also without adversely affecting our safety and our production goals; and (4) partnerships and divestments in transactions totaling US$21 billion in the 2017/18 biennium.
The 2016 results show advances on all fronts. The number of recordable accidents per million man-hours was reduced by 24%, reaching the 1.63 index, which was only expected by the end of 2017. We generated positive free cash flow in every quarter of the year, totaling
7 consecutive quarters. Operating profit was R$17 billion in 2016, with an 16% increase in adjusted EBITDA, which represents the highest EBITDA margin among the main players in the sector. The ration between our net debt and our adjusted EBITDA was reduced by 31%, from
5.11 times to 3.54 times.
We implemented the new pricing policy on October 2016. The company’s revenue began to follow international market dynamics, with revisions carried out at intervals no greater than
30 days. Today there is growing naturalness in the way that markets and other external audiences receive these monthly revisions, consolidating the implementation of this new policy.
Over 2016, we became more efficient in the production and exploration of oil and gas. For the second consecutive year, we were able to achieve our oil production target, registering several records. Average production in Brazil reached the level of 2.144 million barrels per day. We highlight the 1.02 million barrels of oil per day mark in pre-salt layer-operated production, where we prioritize our investments and gather knowledge and experience able to provide a relevant increase in productivity. When we include gas, our total production in Brazil and abroad reach the expressive mark of 2.79 million barrels of oil equivalent per day.
Partnerships and divestments have gained new impulse, and the announced transactions reached an amount of US$ 13.6 billion in December 2016. In addition to being essential for the financial recovery of the company, the strategic partnerships offer the opportunity of broad relationship with global companies, sharing risks, unburdening investments, promoting technological exchanges and strengthening corporate governance. With partnerships, we are more competitive to cope with industry challenges.
The relationship between the Executive Board and our Board of Directors merits special highlight. As an oversight body, the Board has diligently fulfilled its statutory duties, as presented in the message from its chairman. Together with the Board of Directors, we have enhanced the company’s governance, improving internal controls, decision-making processes and the policy on management succession. With this cooperation, we are better qualified to deal with the challenge of getting Petrobras out of the financial and reputational crisis in which it was placed in the recent past.
It is essential to register the contribution of our workforce for these progresses. The dedication and technical competence of Petrobras employees have turned the company into a world reference, especially in deep-water exploration and production. These same attributes are needed now to overcome the challenges we face.

I send a special message to our shareholders. The company’s results in 2016 unfortunately did not allow us to pay dividends as we’d like. But, under the concept of overall return to shareholders, which includes the variation in market value of our shares, we were the company that offered highest returns in 2016 in the oil and gas sector. We know that this result is due, to a large extent, to the confidence of our shareholders and investors in our ability to deliver what we promised in our Strategic Plan. We’ll work in 2017 with redoubled force to match that trust.
Pedro Parente
CEO

INVITATION
Date: April 27, 2017
Time: 3 pm
Address: Auditorium of the Company’s headquarter at Avenida República do
Chile 65, 1st floor, in the city of Rio de Janeiro
Agenda items:
Annual General Meeting

I.

To analyze management accounts, examine, discuss and vote on the Management Report and the Company’s Financial Statements, together with the report of the independent auditors and the Fiscal Council’s Report, for the fiscal year ended December 31, 2016;

II. Election of 5 (five) members for Fiscal Council, among which 1 (one) is appointed by the minority shareholders and one (1) by preferred shareholders, both through the separate election process, and their respective alternates; and
III. Establishment of the financial compensation of Directors, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors.
Extraordinary General Meeting
I. Proposal for the amendment of Petrobras’ Bylaw, in order to:

(i)	Amend art. 14, to expressly provide for the possibility of incorporation of a subsidiary whose object is solely to hold equity interests, as provided for in art. 8, paragraph 2 of Decree N. 8,945/16;
(ii)	Amend art. 16, to include the sole paragraph, in order to establish that, notwithstanding the provisions set forth in articles

54 and 56 of Decree N. 8,945/16 for smaller companies (with gross annual revenues of less than BRL 90 million), all the requirements and impediments applicable to the managers and members of the Fiscal Council shall be uniform and isonomic for the selection and approval both within the holding company and in the companies that are part of the Petrobras System;
(iii) Amend the main section of art. 18, to expressly provide that the term of management of the members of the Board of Directors will be unified, in compliance with art. 24, VII of Decree N.
8,945/16;

(iv)

Amend art. 18, to insert paragraph 6, which prohibits the renewal of the member of the Board of Directors who does not participate in any annual training provided by the Company in the last 2 years, in compliance with art. 42, sole paragraph of Decree N. 8,945/16;

(v)

Amend art. 18, to insert Paragraph 7, which provides that in any event, the return of a former Board Member to the Company may only occur after a period equivalent to a term of management, in compliance with Art. 24, paragraph 4 of Decree N. 8,945/16;

(vi)	Amend the main section of art. 20, to expressly provide that the term of management of the members of the Executive Board shall be unified, in compliance with art. 24, VII of Decree N.

8,945/16;
(vii) Amend art. 20, to insert Paragraph 3, which brings the additional requirement for the position of Executive Officer, in relation to the requirements for Directors, in compliance with art. 24, II of Decree N. 8,945/16;
(viii) Amend art. 20, to insert Paragraph 4, which prohibits the renewal of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 years, in compliance with art. Art. 42, sole paragraph of Decree N. 8,945/16;

(ix)

Amend art. 20, to insert paragraph 5, which provides that, in any event, the return of a former member of the Executive Board to the Company may only occur after a period equivalent to a term of management, in compliance with art. 24, paragraph 4 of Decree N. 8,945/16;

(x)	Amend the main section of art. 21 to provide for the express submission of the Company’s managers to the conditions set forth in Decree No. 8,945/16, in addition to those provided for in Act

6,404/76 in Act 13,303/16 and in the Nomination Policy;
(xi) Amend art. 21, to include Paragraphs 1 and 2, which determine the application, to all administrators, of the additional conditions of unblemished reputation described and to be
detailed in the Nomination Policy;
(xii) Amend art. 21, to include Paragraph 3, which provides for the attribution of the Nomination, Compensation and Succession Committee (“CIRS”) to analyze the additional conditions of unapproved reputation, within a maximum period of 8 business days from the delivery of information regarding the nominee, and may be extended for up to the same period, or suspended, as the case may be;
(xiii) Amend art. 21, paragraph 2, which, after renumbering, shall become Paragraph 5, in order to establish the equality of requirements and criteria for all members of the Board of Directors, including the employees’ representative;
(xiv) Amend art. 21, to include paragraph 7, to provide for the possibility of the candidate providing clarifications, at the request of the CIRS;

(xv)	Change art. 29 to insert, in items II, IV, VII and XIII, the competences provided in arts. 9º, §1º; 24, III; 32, II and 37, §3º of Decree n. 8,945/16;

(xvi) Amend art. 30 to insert, in items VI and VIII, the competences provided for in arts. 8, paragraph 2 and 32, I of Decree N.
8,945/16, As well as to promote editorial adjustments;
(xvii) Amend art. 30, items II, IV, IX, XIV and XV, to promote text adjustments;
(xviii) Change art. 30, paragraph 1, former single paragraph, to provide for the Minority Committee as a statutory committee to support the Board of Directors;
(xix) Amend art. 30, to include Paragraph 2, which provides that the
CIRS shall comply with the duties set forth in art. 21 of Decree N.
8,945/16, also analyzing the criteria of unblemished reputation foreseen in the proposed amendment of art. 21 of the Bylaw;
(xx) Amend art. 30 to include Paragraphs 3 and 4, which provide for the possibility of convening the Minority Committee, as a measure of good governance in the prior evaluation of transactions involving the Union, its local authorities and foundations and federal state-owned enterprises, since outside the normal course of business of the Company, as well as discipline the composition of the Committee;

(xxi) Amend art. 32 for the inclusion of Paragraph 5, which provides that the transactions with the Federal Government, its municipalities and foundations, shall be approved by the vote of
2/3 (two thirds) of the Directors present;
(xxii) Amend art. 34 to include clause “l”, item II, which expressly provides for the Executive Board’s competence to approve collective labor agreements or agreements, as well as the filing of collective bargaining agreements;
(xxiii) Amend art. 35, paragraph 2 to improve the wording, using the terminology adopted for the functions directly linked to the Executive Officers, according to the need verified by the Company;
(xxiv) Amend the main section of art. 43 to provide for the express submission of the Company’s Fiscal Counselors to the conditions set forth in Decree N. 8,945/16, in the Nomination Policy, and to the criteria of unblemished reputation provided for in art. 21 of the Bylaw;
(xxv) Change art. 43, paragraph 2, for text adjustment;
(xxvi) Amend art. 44 to include Paragraph 1, which prohibits the reappointment of Fiscal Council Members who do not participate in any annual training provided by the Company in the last 2 years, in compliance with art. 42, sole paragraph of Decree N.
8,945/16, and;
(xxvii) Amend art. 44 to include Paragraph 2, which establishes that, in any event, the return of a former Fiscal Counselor to the Company may only occur after a period equivalent to a term of performance, in compliance with art. 24, §4 of Decree N.
8,945/16.
II. Consolidation of the Bylaw to reflect the approved amendments, and;
III. Proposed inclusion of additional requirements for unimpeachable reputation, in addition to those contained in Act 13,303, dated June 30,
2016, and of Decree 8,945, of the Petrobras Board of Directors and Board of Executive Officers of December 27, 2016, in compliance with art. 40, item XIII of Petrobras’ Bylaw.

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS CALL NOTICE
The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company’s shareholders to meet at Annual and Extraordinary General Meetings on April 27, 2017, at
3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65,
1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:
Annual General Meeting

I.

To analyze management accounts, examine, discuss and vote on the Management Report and the Company’s Financial Statements, together with the report of the independent auditors and the Fiscal Council’s Report, for the fiscal year ended December 31, 2016;

II. Election of 5 (five) members for Fiscal Council, among which 1 (one) is appointed by the minority shareholders and one (1) by preferred shareholders, both through the separate election process, and their respective alternates; and
III. Establishment of the financial compensation of Directors, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors.
Extraordinary General Meeting
I. Proposal for the amendment of Petrobras’ Bylaw, in order to:

(i)	Amend art. 14, to expressly provide for the possibility of incorporation of a subsidiary whose object is solely to hold equity interests, as provided for in art. 8, paragraph 2 of Decree N. 8,945/16;
(ii)	Amend art. 16, to include the sole paragraph, in order to establish that, notwithstanding the provisions set forth in articles 54 and 56 of Decree N.

8,945/16 for smaller companies (with gross annual revenues of less than BRL
90 million), all the requirements and impediments applicable to the managers and members of the Fiscal Council shall be uniform and isonomic for the selection and approval both within the holding company and in the companies that are part of the Petrobras System;

(iii) Amend the main section of art. 18, to expressly provide that the term of management of the members of the Board of Directors will be unified, in compliance with art. 24, VI of Decree N. 8,945/16;

(iv)

Amend art. 18, to insert paragraph 6, which prohibits the renewal of the member of the Board of Directors who does not participate in any annual training provided by the Company in the last 2 years, in compliance with art.

42, sole paragraph of Decree N. 8,945/16;

(v)

Amend art. 18, to insert Paragraph 7, which provides that in any event, the return of a former Board Member to the Company may only occur after a period equivalent to a term of management, in compliance with Art. 24, paragraph 4 of Decree N. 8,945/16;

(vi)	Amend the main section of art. 20, to expressly provide that the term of management of the members of the Executive Board shall be unified, in compliance with art. 24, VII of Decree N. 8,945/16;

(vii) Amend art. 20, to insert Paragraph 3, which brings the additional requirement for the position of Executive Officer, in relation to the requirements for Directors, in compliance with art. 24, II of Decree N.
8,945/16;
(viii) Amend art. 20, to insert Paragraph 4, which prohibits the renewal of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 years, in compliance with art. Art. 42, sole paragraph of Decree N. 8,945/16;

(ix)

Amend art. 20, to insert paragraph 5, which provides that, in any event, the return of a former member of the Executive Board to the Company may only occur after a period equivalent to a term of management, in compliance with art. 24, paragraph 4 of Decree N. 8,945/16;

(x)

Amend the main section of art. 21 to provide for the express submission of the Company’s managers to the conditions set forth in Decree No. 8,945/16, in addition to those provided for in Act 6,404/76 in Act 13,303/16 and in the Nomination Policy;

(xi)

Amend art. 21, to include Paragraphs 1 2 and 3, which determine the application, to all administrators, of the additional conditions of unblemished reputation described and to be detailed in the Nomination Policy;

(xii) Amend art. 21, to include Paragraph 3, which provides for the attribution of the Nomination, Compensation and Succession Committee (“CIRS”) to analyze the additional conditions of unapproved reputation, within a maximum period of 8 business days from the delivery of information regarding the nominee, and may be extended for up to the same period, or suspended, as the case may be;

(xiii) Amend art. 21, paragraph 2, which, after renumbering, shall become Paragraph 6, in order to establish the equality of requirements and criteria for all members of the Board of Directors, including the employees’ representative;
(xiv) Amend art. 21, to include paragraph 7, to provide for the possibility of the candidate providing clarifications, at the request of the CIRS;

(xv)	Change art. 29 to insert, in items II, IV, VII and XIII, the competences provided in arts. 9º, §1º; 24, III; 32, II and 37, §3º of Decree n. 8,945/16;

(xvi) Amend art. 30 to insert, in items VI and VIII, the competences provided for in arts. 8, paragraph 2 and 32, I of Decree N. 8,945/16, As well as to promote editorial adjustments;
(xvii) Amend art. 30, items II, IV, IX , XIV and XV, to promote text adjustments;
(xviii) Change art. 30, paragraph 1, former single paragraph, to provide for the Minority Committee as a statutory committee to support the Board of Directors;
(xix) Amend art. 30, to include Paragraph 2, which provides that the CIRS shall comply with the duties set forth in art. 21 of Decree N. 8,945/16, also analyzing the criteria of unblemished reputation foreseen in the proposed amendment of art. 21 of the Bylaw;

(xx)

Amend art. 30 to include Paragraphs 3 and 4, which provide for the possibility of convening the Minority Committee, as a measure of good governance in the prior evaluation of transactions involving the Union, its local authorities and foundations and federal state-owned enterprises, since outside the normal course of business of the Company, as well as discipline the composition of the Committee;

(xxi) Amend art. 32 for the inclusion of Paragraph 5, which provides that the transactions with the Federal Government, its municipalities and foundations, shall be approved by the vote of 2/3 (two thirds) of the Directors present;
(xxii) Amend art. 34 to include clause “l”, item II, which expressly provides for the Executive Board’s competence to approve collective labor agreements or agreements, as well as the filing of collective bargaining agreements;
(xxiii) Amend art. 35, paragraph 2 to improve the wording, using the terminology adopted for the functions directly linked to the Executive Officers, according to the need verified by the Company;
(xxiv) Amend the main section of art. 43 to provide for the express submission of the Company’s Fiscal Counselors to the conditions set forth in Decree N.

8,945/16, in the Nomination Policy, and to the criteria of unblemished reputation provided for in art. 21 of the Bylaw;
(xxv) Change art. 43, paragraph 2, for text adjustment;
(xxvi) Amend art. 44 to include Paragraph 1, which prohibits the reappointment of Fiscal Council Members who do not participate in any annual training provided by the Company in the last 2 years, in compliance with art. 42, sole paragraph of Decree N. 8,945/16, and;
(xxvii) Amend art. 44 to include Paragraph 2, which establishes that, in any event, the return of a former Fiscal Counselor to the Company may only occur after a period equivalent to a term of performance, in compliance with art.
24, §4 of Decree N. 8,945/16.
II. Consolidation of the Bylaw to reflect the approved amendments, and;
III. Proposed inclusion of additional requirements for unimpeachable reputation, in addition to those contained in Act 13,303, dated June 30, 2016, and of Decree 8,945, of the Petrobras Board of Directors and Board of Executive Officers of December 27,
2016, in compliance with art. 40, item XIII of Petrobras’ Bylaw.
The person present at the Meeting shall prove his or her shareholder status, pursuant to article 126 of Act 6,404, dated 12.15.1976. In order to be represented, the shareholder must comply with the provisions of paragraph 1 of article 126 of said Act and article 13 of Petrobras’ Bylaw, showing the following documents:
i) Representative’s identity document;
ii) Power of Attorney with special powers of the represented with notarized signature
(original or authenticated copy);
iii) Copy of the agreement or Bylaw of the fund’s representative or regulation, if applicable;
iv) Copy of the instrument of investiture or equivalent document proving the powers of the grantor of the power of attorney, if applicable.
The shareholders represented by attorneys-in-fact are requested to file, at least three business days in advance, the documents listed above in room 1002 (Attendance to Shareholders) of the Headquarters Building. For those who will submit the documentation on the day of the Meetings, the Company informs that it will be able to receive it from
11 am, at the place where the meetings will be held.
The exercise of the right to vote in the case of the loan of shares shall be borne by the borrower of the loan, except if the agreement signed between the parties provides for otherwise.

In addition, shareholders may also elect to vote on the matters set forth in this Notice through the use of the public request for power of attorney, pursuant to CVM Instruction
481, of December 17, 2009.
The receipt of electronic powers of attorney shall be available at the Company’s site, (http://www.petrobras.com.br/ir) from the beginning of April 2017.
The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction 561, dated April 7, 2015, are included in the Handbook for Meeting (Manual da Assembleia).
Likewise, the requirements, impediments, as well as the documentation that must be presented for the appointment of members of the Fiscal Council are included in the Handbook for Meeting (Manual da Assembleia).
All the documentation pertinent to the matters that will be resolved in these Annual and Extraordinary General Meetings, in accordance with the Instruction CVM 481, of December 17, 2009 is available to shareholders in Room 1002 (Shareholders Service) of the Company’s Headquarters Building, and at the Company’s electronic addresses (http://www.petrobras.com.br/ri) and the Brazilian Securities Commission - CVM (http://www.cvm.gov.br).
Rio de Janeiro, March 24th, 2017.
Luiz Nelson Guedes de Carvalho
Chairman of the Board of Directors

USER GUIDE TO THE ELETRONIC PLATFORM SYSTEM
Step 1 – Request password for validation of the shareholder
a) Access the address https://petrobras.infoinvest.com.br/assembleias/2017-04-27, click “Click here to request remittance of the password” and fill in the data of the form to receive the vote validation password by regular mail.
b) An email is sent to the requestor of the password with the identifier of each fund.
c) The shareholder will receive at his registered address the password for voting remotely at the General Meeting. Make sure your registry is up to date.
Step 2 – Send shareholder’s identification documents
All the documents must be sent within a single envelope and delivered no later than April
19, 2017 at the address indicated below:
Donnelley Financial Solutions Rua Dom Gerardo 46, 4º andar CEP [ZIP CODE] 20090-030
Rio de Janeiro, RJ
The shareholder’s ID documents are as follows:
a) Natural Persons
notarized copy of the taxpayer identification number - CPF;
notarized copy of ID (RG, CNH [National Driver’s License] or passport);
notarized copy of residence proof;
power of attorney with signature notarized at registry office for granting the voting powers to the attorney who will attend the meeting.
b) Legal Entities
notarized copy of corporate taxpayer identification number – CNPJ;
notarized copy of the Bylaws or internal regulation;
identification documents of the natural person with powers of representation to the CNPJ (in accordance with the list of documents for Natural Persons listed above); notarized copy of the documents evidencing powers of representation of the relevant natural person (Bylaws or power of attorney issued by the legal representative of the CNPJ).

Step 3 – Remote voting
To vote remotely at the General Meeting, access https://petrobras.infoinvest.com.br/assembleias/2017-04-27and click the “Click here to vote” option. It will be necessary to inform the CPF / CNPJ (punctuation is required), the fund identifier (informed by e-mail) and the password (sent by regular mail) for each of the funds on the login screen.
The voting service will be available from April 10th through April 26th, 2017. The shareholder will receive the voting confirmation by e-mail.
The voting service will not be available for ADR holders.

DISTANCE VOTING BALLOT FORM
The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09.
In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number in the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.
In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed:
i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows:
a) [ON only]: Only holders of common shares (PETR3) shall vote;
b) [PN only]: Only holders of preferred shares (PETR4) shall vote;
c) [ON and PN]: Holder of common and preferred shares (PETR3) and (PETR4) shall vote.
ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and
iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents.
Guidelines for sending the form
Shareholders who choose to exercise their right to use the distance voting may: (i) fill in and send this form directly to the Company; or
(ii) relay completion instructions to suitable service providers, according to the following guidelines:
Exercise of distance voting rights using a custodian
Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said voting manifestations to the BM&FBOVESPA Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.
According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ Meeting will be held, namely, until 04/20/2017 (inclusive), except if a different term is defined by their custody agents.
Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting.
It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission.
It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the BM&FBOVESPA Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities).
Exercise of distance voting rights using a book-entry share administrator
In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco do Brasil, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco do Brasil branch.
Exercise of distance voting via direct remittance of ballot form by shareholders to
Petrobras
Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support:
(i) physical copy of this ballot form, duly completed, signed, and with each page initialed;
(ii) certified copy of the following documents: (a) for natural persons:
• valid photo ID and CPF number;
• in the case of proxy (engaged less than one year from the date of the Annual and Extraordinary General Meetings) forward documentation with certified signature and the proxy’s identity.
(b) for legal persons:
• latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
• CNPJ; and
• photo ID document of the legal proxy. (c) for investment funds:
• last consolidated fund rules with CNPJ;
• bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and
• photo ID document of the legal proxy.

Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481.
If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed.
The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 04/20/2017 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded.

DISTANCE VOTING FORM - 04/27/2017
A&EGM OF PETRÓLEO BRASILEIRO S.A.(PETROBRAS)
1. Shareholder name and e-mail:
Name:
E-mail:
Confirm e-mail:
2. Shareholder CNPJ or CPF:
3. Instructions for completion
This ballot form is to be completed in case shareholders choose to exercise their right to use the distance voting, per CVM Instruction no. 481/09.
In this case, it is imperative that previous fields are completed with the full name (or corporate name) of the shareholder and the Registration number inh the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.
In addition, in order for the ballot to be considered valid and the votes herein delivered be recorded in the General Meeting quorum, the following instructions shall be observed:

i.	ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows:

a) [ON only]: Only holders of common shares (PETR3) shall vote;
b) [PN only]: Only holders of preferred shares (PETR4) shall vote;
c) [ON and PN]: Holder of common and preferred shares (PETR3) and
(PETR4) shall vote.
ii. shareholders or their legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and
iii. certification of signatures included in the ballot form shall be required and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents.

4. Guidelines for sending the form
Shareholders who choose to exercise their right to use the distance voting may:
(i) fill in and send this form directly to the Company; or

(ii)	relay completion instructions to suitable service providers, according to the following guidelines:

4.1 Exercise of distance voting rights using a custodian
Shareholders who choose to exercise their right to use de distance voting via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said voting manifestations to the BM&FBOVESPA Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.
According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ Meeting will be held, namely, until 04/20/2017 (inclusive), except if a different term is defined by their custody agents.
Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting.
It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission.
It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the BM&FBOVESPA Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities).
4.2. Exercise of distance voting rights using a book-entry share administrator
In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco do Brasil, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco do Brasil branch.
4.3. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras
Shareholders who choose to exercise their right to vote use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support:
(i) physical copy of this ballot form, duly completed, signed, and with each page initialed;

(ii)	certified copy of the following documents: (a) for natural persons:

valid photo ID and CPF number;
in the case of proxy (engaged less than one year from the date of the Ordinary and Extraordinary GSM) forward documentation with certified signature and the proxy’s identity.
(b) for legal persons:
latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
CNPJ; and
photo ID document of the legal proxy. (c) for investment funds:
last consolidated fund rules with CNPJ;
bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and
photo ID document of the legal proxy.
Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction no. 481/09.
If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents described in item (4.3 - ii), it may be disregarded and shareholders will be notified at the email address informed in item 1.
The ballot form and other supporting documents shall be recorded at the company within up to seven days prior to the date of the General Shareholders’ Meeting, namely, by 04/20/2017 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded.

VOTING MANIFESTATION - Please mark your choice of vote with an “X”.
5. ANNUAL GENERAL MEETING
5.1. [Only ON] To analyze management accounts, examine, discuss and vote on the Management Report and the Company’s Financial Statements, together with the report of the independent auditors and the Fiscal
Council’s Report, for the fiscal year ended December 31, 2016
[ ] Approve [ ] Reject [ ] Abstain
5.2. Election of 5 (five) members for Fiscal Council, among which 1 (one) is appointed by the minority shareholders and one (1) by preferred shareholders, both through the separate election process, and their respective alternates.
5.2.1 [Only ON] Candidates indicated by the Controlling Shareholder:
1. Principal: Adriano Pereira de Paula
Alternate: Paulo José dos Reis Souza
2. Principal: Marisete Fatima Dadald Pereira
Alternate: Agnes Maria de Aragão Costa
3. Principal: Luiz Augusto Fraga Navarro de Britto Filho
Alternate: Maurycio José Andrade Correia
[ ] Approve [ ] Reject [ ] Abstain
5.2.2 [Only ON] If one of the candidates that compose voting plate fails to integrate it to accommodate the separate election dealt with in arts. 161,
§4, and 240 of Law No. 6,404 of 1976, can the votes corresponding to their shares continue to be conferred on the chosen voting plate?
[ ] Yes [ ] No
5.2.3 [Only PN] Candidate indicated by the preferred shareholders: Principal: Walter Luis Bernardes Albertoni
Alternate: José Pais Rangel
[ ] Approve [ ] Reject [ ] Abstain
5.3 [Only ON] Establishment of the financial compensation of Directors, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors.
[ ] Approve [ ] Reject [ ] Abstain

6. Second Call of Meeting [ON] and [PN]
In the event of a second call of this General Meeting, may the voting instructions included in this ballot form be considered also for the second call of Meeting?
[ ] Yes [ ] No
7. EXTRAORDINARY GENERAL MEETING [ON only]
7.1. [ON Only] Amendment proposal of Petrobras’s By-Law: [ ] Approve [ ] Reject [ ] Abstain
7.2. [ON Only] Consolidation of Petrobras’s By-Law to reflect the approved changes
[ ] Approve [ ] Reject [ ] Abstain
7.3. [ON Only] Proposed inclusion of additional requirements for unimpeachable reputation, in addition to those contained in Act 13,303, dated June 30, 2016, and of Decree 8,945, of the Petrobras Board of Directors and Board of Executive Officers of December 27, 2016, in compliance with art. 40, item XIII of Petrobras’ Bylaw.
[ ] Approve [ ] Reject [ ] Abstain
8. Second Call of Meeting [ON Only]
In the event of a second call of this General Meeting, may the voting instructions included in this ballot form be considered also for the second call of Meeting?
[ ] Yes [ ] No
[City], [month] [day], 2017.
Shareholder’s Name (certified signature) CPF / CNPJ:

PUBLIC REQUEST FOR PROXY
Rio de Janeiro, March 27, 2017, Petróleo Brasileiro S.A. – Petrobras invites its shareholders to attend the Annual and Extraordinary General Meetings to be held on April 27, 2017, at 3 PM, to deliberate on the agenda included in the Notice of Meeting.
To facilitate and encourage the participation of shareholders with voting rights, the Company will make it available to shareholders to vote through the world-wide web on the agenda included in the Notice of Meeting by using a public request for proxy, pursuant to CVM Instruction no. 481, published on December 17, 2009.
Electronic voting will take place through the electronic address voting platform at https://petrobras.infoinvest.com.br/assembleias/2017-04-27. For such, shareholders need to request the validation password for remote voting as soon as possible. The shareholder’s voting intention must be sent through the system between April 10 and 26,
2017.
Electronic participation in the Annual and Extraordinary General Meetings is not available for our ADR holders.
Consult item “Manual on Electronic Platform System voting”, included in this Handbook for Meeting (Manual da Assembleia), for more details.
By providing this alternative, Petrobras seeks to reinforce its commitment to the adoption of the best practices in Corporate Governance and transparency.

ASSESSMENT OF THE REQUIREMENTS AND LEGAL AND STATUTORY IMPEDMENTS FOR NOMINATION OF PETROBRAS’S FISCAL COUNCIL MEMBER
The appointment of a member of the Fiscal Council of Petrobras, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, shall fully comply with the requirements and prohibitions imposed by the Brazilian Corporation Law, as well as those in Law No. 13,303/16 and Decree No. 8.945/16, under consequence of not being granted their nomination.
Shareholders who wish to nominate candidates must deliver the completed Form, as well as the attached documentation, within 8 business days from the date of the Annual Shareholders’ Meeting, that is, until 04/13/2017, In order to meet the requirements.
Once all documentation has been received, the Temporary Eligibility Committee, created in compliance with art. 64, paragraph 1 of Decree 8.945/2016, will analyze the information provided by the nominee, according to the Form and supporting documentation, advising shareholders on compliance with the requirements and innocence of the prohibitions established in Law 13.303/16, Decree No. 8.945/16 and in the Bylaws.
In the case of the documentation is sent later, as not to permit the analysis of the Temporary Eligibility Committee in time for the Annual General Meeting, it will be analyzed during the Annual General Meeting, by the Secretary of the Board, in the form of art. 22, paragraph 4 of Decree No. 8.945/16.

ANNEX I
Registration Form for Fiscal Council Board Member
Personal Data and Contact
Full name:
Date of birth:
Gender:
Profession:
(Taxpayer identification number - TIN) - CPF:
Identity card #:
Issued by:
Issue Date:
Birth Place:
Address: professional and personal:
Professional and personal phone number:
Professional and personal e-mail address:

Professional Information
Current Professional Position (main):
Total time experience in Fiscal Council (years):
Total time of professional experience (years):
Areas of academic training (undergraduate and graduate):
Minimum Requirements for Fiscal Council Board Member
I – University level diploma; and
( ) Yes ( ) No
II - 03 years of experience as Fiscal Council Board Member
or Administrator or Management position or Public
Administration Advisory, Direct or Indirect.
( ) Yes ( ) No
Impediments for nomination of Fiscal Council Member
Article 1 of complementary law No. 64/1990 (Ficha Limpa)
I – Illiterate person or cannot voting person;
( ) Yes ( ) No
II - Is a member of the National Congress, the Legislative Assemblies, the Legislative Chamber and the Municipal Councils, which has lost its mandate for breach of the provisions of items I and II of art. 55 of the Federal Constitution, equivalent provisions on loss of mandate of the State Constitutions and Organic Laws of the Municipalities and the Federal District, for the elections held during the remaining term of the mandate for which he was elected and for the subsequent eight (8) years at the end of the legislature;
( ) Yes ( ) No

III - Was Governor or Deputy Governor of State and of the
Federal District, Mayor or Deputy Mayor who lost his elective office for violation of the provisions of the State Constitution, of the Organic Law of the Federal District or of the Organic Law of the Municipality, for the elections that took place during the remaining term and within 8 (eight) years following the end of the term for which he was elected;
( ) Yes ( ) No
IV - Has against his person a decision deemed appropriate by the Electoral Court, in a final decision or rendered by a collegiate body, in the process of verifying abuse of economic or political power, for the election in which he competes or has been elected, as well as for those who took place in the following 8 (eight) years;
( ) Yes ( ) No
V - Was convicted of a criminal offense, in a final decision or handed down by a collegiate judicial body, from the conviction until the expiration of eight (8) years after serving the sentence, for crimes: against the popular economy, public faith, administration and public assets; against the private equity, the financial system, the capital market and those provided for in the law that governs bankruptcy; against the environment and public health; electoral law, for which the law contains a custodial sentence; of abuse of authority, in cases in which there is condemnation to the loss of the position or to the disqualification for the exercise of public function; of washing or hiding of goods, rights and values; trafficking in narcotics and related drugs, racism, torture, terrorism and heinous; of reduction to the condition analogous to that of slave; against sexual life and dignity; practiced by criminal organization or gang;
( ) Yes ( ) No
VI - Was declared unworthy of the officialdom or with him incompatible, for the term of 8 (eight) years;
( ) Yes ( ) No
VII - Had its accounts relating to the exercise of public offices or functions rejected by an insurmountable irregularity that constitutes an intentional act of administrative impropriety, and by an irreversible decision of the competent organ, unless it has been suspended or annulled by the Judiciary, for the elections that took place in the Eight (8) years from the date of the decision;
( ) Yes ( ) No

VIII - Has held a position in the direct, indirect or foundational public administration that has benefited either himself or third parties for the abuse of economic or political power, convicted in a final decision or rendered by a collegiate judicial body, for the election in which he concurred or been elected, as well as those that took place in the next 8 (eight) years;
( ) Yes ( ) No
IX - in a credit, financing or insurance establishment, has
been or is the subject of a judicial or extrajudicial liquidation proceeding, has exercised, in the twelve (12) months prior to the respective decision, a position or function of management, administration or representation, until such time as exonerated of any liability;
( ) Yes ( ) No
X - has been convicted of electoral corruption, of unlawful collection of votes, of donation, of illegal appropriation or expenditure of campaign funds, or of prohibited conduct to public officials in election campaigns that imply the annulment of the registration or the diploma, for a period of eight (8) years from the election;
( ) Yes ( ) No
XI - was President of the Republic, Governor of State and Federal District, Mayor, member of the National Congress, Legislative Assemblies, Legislative Chamber, Municipal Councils, who resigned from his mandate from offering representation or petition capable of authorizing process for breach of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remainder of the term for which he was elected and in the eight years following the end of the legislature;
( ) Yes ( ) No
XII - was condemned to the suspension of political rights,
in a final decision or rendered by a collegiate judicial body, for an intentional act of administrative impropriety that impairs the public patrimony and illicit enrichment, from the condemnation or with a sentence transited in rem judicatum until the course of the within eight (8) years after serving the sentence;
( ) Yes ( ) No

XIII - was excluded from the exercise of the profession by a sanctioning decision of the competent professional body, as a result of ethical and professional infraction, for a period of 8 (eight) years, unless the act has been annulled
or suspended by the Judiciary;
( ) Yes ( ) No
XIV - was convicted, in a final decision or rendered by a collegiate judicial body, by reason of having undone or simulated to undo a conjugal bond or stable union to avoid characterization of ineligibility, for a term of eight (8) years after the decision that recognizes fraud;
( ) Yes ( ) No
XVI - was dismissed from the public service as a result of
an administrative or judicial process, for a period of eight (8) years, counted from the decision, unless the act has been suspended or annulled by the Judiciary;
( ) Yes ( ) No
XVII - is a natural person or officer of a legal person
responsible for electoral donations considered illegal by a final decision or rendered by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision, subject to the procedure Art. 22 complementary law No. 64/90
( ) Yes ( ) No
XVIII - is a magistrate or member of the Public Prosecution
Service who is compulsorily retired by a sanctioning decision, who has lost the position by sentence or who has asked for exemption or voluntary retirement pending a disciplinary administrative process, for a term of 8 (eight) years.
( ) Yes ( ) No
Articles 162 and 147 of Law 6,404/76
XIX - is a member of the board of directors and employee of the company or a subsidiary or the same group;
( ) Yes ( ) No
X - is a spouse or relative, up to third degree, of
administrator of the company;
( ) Yes ( ) No
XXI - is a person barred by a special law, or convicted of
bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or criminal penalty that, although temporarily, access to public office;
( ) Yes ( ) No
XXII - is a person declared unencumbered by an act of the
Brazilian Securities and Exchange Commission;
( ) Yes ( ) No

XXIII - holds a position in a company that can be
considered a competitor in the market, especially in advisory, administrative or fiscal councils;
( ) Yes ( ) No
XXIV - has conflicting interests with society(a).
( ) Yes ( ) No
Article 1 of Law 12,813/13
XXV - discloses or makes use of privileged information, for
its own or third party’s benefit, obtained by reason of the activities performed;
( ) Yes ( ) No
XXVI - carries on an activity that implies the rendering of
services or the maintenance of a business relationship with a natural or legal person that has an interest in a decision of the public agent or collegiate in which it participates;
( ) Yes ( ) No
XXVII - carries out, directly or indirectly, an activity that by reason of its nature is incompatible with the attributions of the position or employment, considering as such, including, the activity developed in related areas or matters;
( ) Yes ( ) No
XXVIII - acts, albeit informally, as attorney, consultant,
advisor or intermediary of private interests in the organs or entities of the direct or indirect public administration of any of the Powers of the Union, the States, the Federal District and the Municipalities;
( ) Yes ( ) No
XXIX - performs an act in the interest of a juridical person of which his or her spouse, companion or relatives, consanguineous or related, in a direct or collateral manner, up to the third degree, and who may benefit or influence his or her management acts;
( ) Yes ( ) No
XXX - receives a gift from anyone who has an interest in a
decision of the public agent or collegiate of which he participates outside the limits and conditions established in regulation; and
( ) Yes ( ) No
XXXI - provides services, although occasional, the company
whose activity is controlled, supervised or regulated by the entity to which it is linked.
( ) Yes ( ) No
Article 44 of Petrobras’ By-Laws
XXXII - It is being nominated for the 3rd consecutive
reelection to the Fiscal Council of Petrobras.
( ) Yes ( ) No
Court of Auditors of the Union (TCU)

XXXIII - is includes in the file of restricted person by the TCU for public function that appears in the website of the institution(b).
( ) Yes ( ) No
(a) For the purposes of this subsection, CVM Instruction 367 presumes that there is a conflict of interest with the Company, a person who, cumulatively: I - has been elected by a shareholder who has also elected as a board member in a competing company; and II - maintain a tie of subordination with the shareholder who elected him.
(b) List of restricted person: options - Services and Queries - Registry of Irregularities - Disabled for the public function - list of disabled
Attached documents to prove the minimum requirements:
Requirement
Means of verification
Diploma at University level
Copy of the graduation diploma
Copy of the postgraduate certificate
03 years of experience as Administrator or Fiscal Counselor or Management position or Public Administration Advisory, Direct or Indirect.
Appointment and exoneration, if any
Company / Organ Statement
Registered Work Contract
Under consequence of the law, I declare that the information provided herein is accurate and true without any kind of erasures.
Place and Date
Signature of Nominee

ANNUAL GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM I
TO ANALYZE MANAGEMENT ACCOUNTS, EXAMINE, DISCUSS AND VOTE ON THE MANAGEMENT REPORT AND THE COMPANY’S FINANCIAL STATEMENTS, TOGETHER WITH THE REPORT OF THE INDEPENDENT AUDITORS AND THE FISCAL COUNCIL’S REPORT, FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016
Dear Shareholders,
The Management Report, Financial Statements and Fiscal Council’s Report of fiscal year of 2016 is available in Petrobras website:
http://www.investidorpetrobras.com.br/en/financial-results
Rio de Janeiro, March 27th 2017.
Pedro Parente
CEO

ANNUAL GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM II
ELECTION OF MEMBERS TO THE FISCAL COUNCIL AND THEIR RESPECTIVE ALTERNATES
Dear Shareholders,
The election of members to the Fiscal Council and their respective alternates, according to what has been established in the Company’s Bylaws, will approved in the course of the Annual General Meeting.
The controlling shareholder nominates the following names to compose the Fiscal Council and respective alternates: Adriano Pereira de Paula (alternate: Paulo José dos Reis Souza); Marisete Fátima Dadald Pereira (alternate: Agnes Maria de Aragão da Costa); Luiz Augusto Fraga Navarro de Britto Filho (alternate: Maurycio José Andrade Correia).
As provided for in CVM Instruction under no. 481/2009, there might be nomination of candidates for filling the positions of non-controlling shareholders in the Company’s Board of Directors, by means of public proxy solicitation.
Please find attached the Appendix I and II regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the Reference Form (Art. 10 of CVM
481 Instruction)
Rio de Janeiro, March 27th, 2017.
Pedro Parente
CEO

PETROBRAS

ANNEX I

INFORMATION CONCERNING THE MEMBER NOMINATED BY THE CONTROLLING SHAREHOLDER TO THE FISCAL COUNCIL

Name Indicated by the controlling shareholder			
Nane TIF	Date of Birth Profession	Administration Body Elective position to occupy	Mandate Term number of Consecutive Mandates
Adriano Pereira de Paula 743.481.327-04	10/13/1963 Economist	Fiscal Council Member of FC (full member)	Up to AGM of 2018 1
Paulo José dos Reis Souza 494.424.306-53	06/02/1962 Business Manager	Fiscal Council Member of FC (alternate)	até AGO de 2018 5
Marisete Fátima Dadald Pereira 409.905.160-91	16/04/1955 Accountant	Fiscal Council Membro do CF (full member)	Up to AGM of 2018 6
Agnes Maria de Aragão da Costa 080.909.187-94	01/02/1979 Economist	Fiscal Council Member of FC (alternate)	Up to AGM of 2018 2
Luiz Augusto Fraga Navarro de Britto Filho 347.230.215-15	05/10/1965 Lawyer	Fiscal Council Member of FC (full member)	Up to AGM of 2018 1
Maurycio José Andrade Correia 719.201.104-53	12/06/1971 Lawyer	Fiscal Council Member of FC (alternate)	Up to AGM of 2018 0

Adriano Pereira de Paula, Brazilian, economist and public servant. It was approved in the first selective process carried out for General Coordinator in the Treasury (April 2010). He was the head of the General Coordination of Credit Operations, responsible for the budgetary, financial and accounting management of Official

39

Loan Operations - OOC, aimed at the promotion of agricultural, agroindustrial and export activities. In addition, to manage the economic subsidies for programs to promote the productive infrastructure, industry, housing, individual productive credit related to the Financial Charges of the Union (EFU), and the payments of indemnities and restitutions of the Program of Guarantee of the Agricultural Activity (PROAGRO).
In August 2016, he assumed the position of Undersecretary of Fiscal Policy of the
National Treasury, having at his charge the planning and financial programming of the federal government, the management of federal funds, risks and assets of the Union, control of Treasury participation in state companies Subsidies and subsidies directly responsible to the Treasury.
Paulo José dos Reis Souza, Brazilian, a business administrator. Director of Programs of the National Treasury Department (STN) of the Ministry of Finance since August 2016. He held the following positions STN/MF: Undersecretary of Fiscal Policy; General Coordinator of Financial Programming; Coordinator of Financial Programming; and Manager. He joined the STN as Finance and Control Analyst in 1991, current Federal Auditor of Finance and Control. He has a postgraduate degree in Administration in the following areas: Public Policies and Government Management (Public Administration) and Public Sector Economics (Economy). He was Fiscal Counselor in the following companies: Infraero S / A (Airport Infrastructure); SERPRO (Technology and Information Systems); Eletropaulo S/A (Energy Distributor); Petrobras Distribuidora SA (Distribuidora de Combustĺveis); INB - Nuclear Industries of Brazil S/A (Nuclear Fuel Production); Petrobras (Exploration and refining of Petroleum); and Banco do Brasil (Financial Sector). Currently, he is also Fiscal Council member of VALE. (Mining Sector).
Marisete Fátima Dadald Pereira. She has been a member of the Fiscal Council of Petrobras since 2011 and currently holds the position of head of the Special Advisory for Economic Affairs of the Ministry of Mines and Energy, a governmental entity, since August 2006, where she has held the position of special adviser to the Minister of Mines and Energy from August 2005 to July 2006. Her main professional experiences include: (i) manager of the Economic and Financial Department of Eletrosul Centrais Elétricas SA from 1987 to 2005; And (ii) Accounting and Fiscal Specialist of the Accounting and Fiscal Counsel David Rafael Blochtein, accounting advisory company, from 1973 to 1987. She is an accountant, graduated from Vale do Rio dos Sinos University, and holds a postgraduate degree in Accounting University of Vale do Itajaĺ and post-graduate in Auditing and Economic Sciences by the Federal University of Santa Catarina.
Agnes Maria de Aragão Da Costa. A Brazilian economist. She is a director and senior economist at the Ministry of Mines and Energy, with special emphasis on Energy and Mining Economies. She acts in the formulation of public policy recommendations and in the monitoring of the results of these policies, and has been in the Economic Advisory Service of MME for 10 years. She holds a bachelor’s degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and a master’s degree in Energy from the University of São Paulo (USP). Her professional experience also includes having worked in a Brazilian bank in the area of Project Finance in the energy sector. She is currently a PhD student at the Technical University of Berlin. Fiscal Counselor of Eletrobras, servant of the career of Specialist of Public Policies and Governmental Management.
Luiz Augusto Fraga Navarro de Britto Filho, Brazilian, lawyer. He graduated in Law in 1991 and holds a post-graduate degree in Law and State in 2001 - both from the University of Brasĺlia (UnB) - has served as a career counselor for the Federal Senate since 2004. He is Counselor of the Ethics of the Presidency of the Republic. He is a member of the Senior Committee of the International Anticorruption Academy. He was a member of the Executive Committee of the International Association of Anti-Corruption Authorities. He was Chief Minister of the Office of the Comptroller General of the Union (CGU) from March to May 2016. At CGU, where he served for approximately ten years, he held the positions of Deputy Corregidor of the Economic Area (2003/2006), Secretary of Prevention of

Corruption and Strategic Information (2006) and CGU Executive Secretary (2006/2013). Still in the Federal Executive Power, he held the position of specialist in Public Policy and Government Management, Ministry of Planning and Budget (MPOG) in 1998, and Market Regulation Manager of the National Sanitary Surveillance Agency (Anvisa) between 2000 And 2002. He was a member of the Financial Activities Control Council (Coaf) from 2003 to 2006. He served as a senior consultant for Veirano Advogados in the Anticorruption area and was a member of Petrobras’ Board of Directors from March 2015 to March 2016.
Maurycio José Andrade Correia, Brazilian, he holds a bachelor’s degree in Law from the Federal University of Pernambuco - UFPE. In the Regional Electoral Tribunal of Pernambuco - TRE, from 1996 until August 03, 2007: effective positions of Judicial Technician and Judicial Analyst - Judicial Area; Advisor to the Presidency of the TRE/PE; Legal Adviser of the TRE/PE General Directorate and Head of the Jurisprudence Section of the TRE/PE Judicial Secretary. In the Attorney General’s Office (AGU), as Lawyer of the Union, from August 2007 to the present date: from August 2007 until January 2010: exercise in the Ministry of Social Development and Fight against Hunger and from January 2010 onwards Ministry of Mines and Energy - MME: Appointed to the position in advisory committee - DAS 102.4 at 09/26/2011 to date; Appointed in May 2016 to act as Deputy Legal Consultant and as Lawyer of the Union in Conjur of the MME acting in the areas of oil, natural gas biofuels, electricity, mining.
The names nominated above:
• In the last 5 years, they have not been subjected to criminal conviction, conviction in an administrative proceeding of the CVM and a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified them for practicing professional or commercial activity;

• Do not have a marital relationship, stable union or informationable parentage according to item 12.9 of the Reference Form;
• They have no relationship of subordination with related parties of the Company.
• Meet the independence criteria of the Brazilian Institute of Corporate
Governance (IBGC).
• They had the information provided by the “Fiscal Counselor Registry of the Ministry of Planning, Development and Management” analyzed by Petrobras and the Ministry of Finance, which concluded that the nominees are not subject to any impediment and have all the requirements set forth in the Law 6,404/1976, Law
13,303/2016 and Decree 8.945/2016, according to the minutes of the Temporary
Eligibility Committee of Petrobras.
According to CVM 480 and 481, the table below shows the ratio of participation in the meetings during the 2016 fiscal year of the members indicated to the Fiscal Council:
Fiscal Year of 2016 (from May to December)
Fiscal Council Member
Total meetings held by the respective entity since he/she took the position
% of member’s
participation in
Meetings held after he/she took the position
Marisete Fátima Dadald
Pereira
16
100%
Agnes Maria de Aragão da
Costa (alternate)
16
0%
Luiz Augusto Fraga Navarro
de Britto Filho
16
81.25%

ANNEX II
INFORMATION ON MEMBERS INDICATED
FOR NON-CONTROLLING SHAREHOLDERS FOR THE FISCAL COUNCIL

I.	Candidates nominated to positions for Fiscal Council by non-controlling shareholder

1. Candidate nominated by minority shareholders Fundo de Investimento em Ações Dinâmica Energia and Banclass Fundo de Investimento em Ações
Candidates nominated by non-controlling shareholder
Name
CPF
Date of birth
Profession
Administration
Body Elective position to occupy
Term of
Mandate No. of Consecutive Mandates
Reginaldo Ferreira
Alexandre
003.662.408-03
07/03/1959
Economist
Fiscal Council
Board Member of the FC by the minority
(full member)
Up to AGM of
2018
4
Marcelo Gasparino da
Silva
807.383.469-34
02/13/1971
Lawyer
Fiscal Council
Board Member of the FC by the minority (alternate)
Up to AGM of
2018
0

2. Candidates nominated by minority shareholder Guilherme Affonso Ferreira
Candidates nominated by non-controlling shareholder
Name
CPF
Date of birth
Profession
Administration
Body
Elective position to occupy
Term of
Mandate
No. of Consecutive Mandates
Francisco Vidal Luna
031.950.828-53
11/07/1946
Economist
Fiscal Council
Board Member of the FC by the minority
(full member)
Up to AGM of
2018
0
Manuelito Pereira
Magalhães Júnior
478.682.525-53
11/12/1967
Economist
Fiscal Council
Board Member of the FC by the minority (alternate)
Up to AGM of
2018
0

II. Candidates nominated to position for Fiscal Council by preferred shareholders
1) Candidates nominated by preferred shareholders Fundo de Investimento em Ações Dinâmica Energia and Banclas Fundo de Investimento em Ações
Candidates nominated by non-controlling shareholder
Name
CPF
Date of birth
Profession
Administration
Body Elective position to occupy
Term of
Mandate No. of Consecutive Mandates
Walter Luis Bernardes
Albertoni
147.427.468-48
09/29/1968
Lawyer
Fiscal Council
Board Member of the FC by the minority
(full member)
Up to AGM of
2018
4
José Pais Rangel
239.775.667-68
09/09/1940
Lawyer
Fiscal Council
Board Member of the FC by the minority (alternate)
Up to AGM of
2018
0

PETROBRAS

2) **Candidates nominated by preferred shareholders Leblon Previdência Fundo de Investimento Multimercado and Ataulfo LLC**

Candidates nominated by non-controlling shareholder			
Name CPF	Date of birth Profession	Administration Body Elective position to occupy	Term of Mandate No. of Consecutive Mandates
Sonia Julia Sulzbeck Villalobos 022.306.678-82	03/06/1963 Business Manager	Fiscal Council Board Member of the FC by the preferred (full member)	Up to AGM of 2018 0
Carlos Eduardo Lessa Brandão 797.788.527-15	08/12/1959 Civil Engineer	Fiscal Council Board Member of the FC by preferred (alternate)	Up to AGM of 2018 0

FISCAL COUNCIL MEMBER NOMINETED BY THE MINORITY SHAREHOLDERS *FUNDO DE INVESTIMENTO EM AÇÕES DINÂMICA ENERGIA* AND *BANCLASS FUNDO DE INVESTIMENTO EM AÇÕES* (I.1*)*

Reginaldo Ferreira Alexandre, Brazilian, economist, with eighteen years of experience in the area of investment analysis, as analyst, organizer and director of analysis teams, having held these positions successively at Citibank, Unibanco, BBA (now Itaú-BBA) And Itaú Corretora de Valores. He also worked as a corporate credit analyst (Citibank) and as a consultant in the areas of strategy (Accenture) and corporate finance (Deloitte). Today, he works for ProxyCon Consultoria Empresarial, a company that is engaged in advisory and service activities in the areas of capital markets, finance and corporate governance. Member of the Accounting Pronouncements Committee (CPC) - body that formulates Brazilian accounting standards since its foundation in 2005. Vice Coordinator of Institutional Relations of the CPC. Certified Investment Analyst (CNPI). Securities manager accredited by the CVM. Member of the Fiscal Councils of the following publicly-held companies: BRF S.A (elected in April 2015 and re-elected in April 2016); CPFL

47

Energia S.A (alternate, elected in February 2017); Iochpe Maxion S.A (elected in April
2013 and re-elected in April 2014, 2015 and 2016); Movida SA (elected in January 2017); Petrobras (elected in April 2013 and re-elected in April 2014.2015 and 2016); SER Educacional S.A (elected in April 2015 and re-elected in April 2016); Bradesco S.A (elected in march 2017); alternate Board Member of Mahle Metal Leve S.A (elected in April 2015 and re-elected in April 2016). One of the authors of the Brazilian Code of Corporate Governance - Public Companies; Member of the Special Committee on Corporate Governance of the American Chamber of Commerce (Amcham); Member of the State Governance Committee, BMF & Bovespa.
Marcelo Gasparino da Silva, Member of the Boards of Directors and Fiscals and Chairman of the Board of Directors, member and coordinator of committees of finance, auditing, risks, legal and related parties in a public company. Specialist in Corporate Tax Administration by ESAG and MBA in Controllership, Audit and Finance (Coursing). Board Member of AES ELETROPAULO, BATTISTELLA, CEMIG and ETERNIT, and an alternate member of the Board of Directors of VALE. He was Chairman of the Board of Directors of Usiminas, members of the Boards of Directors of Bradespar, Celesc, Eletrobras, Tecnisa and SC Gás, as well as Usiminas. He was Fiscal Council Member of Bradespar, AES Eletropaulo, AES Tietê, Eletrobras and Renuka Brasil. He is the Coordinator of the Legal and Compliance Committee of ETERNIT, a member of the Finance, Audit and Risk Committee of CEMIG and the Related Parties Committee of AES Eletropaulo. He is the President of the Advisory Board of the Gasparino, Sachet, Roman, Barros & Marchiori Advogados, where he worked as a lawyer until 2006. He began his executive career as CELESC’s Legal and Institutional Director in 2007. Participates in the CEO Program FGV
2016 (IBE/FGV/IDE). He attended the Executive Program on Mergers and Acquisitions at
the London Business School and from specific courses in the financial and strategic areas at the IOD - Institute of Directors in London. He is co-founder and Coordinator of the Santa Catarina Chapter, Certified Management Advisor and composes the IBGC Board of Directors. He is a member of the AMEC Technical Committee and spokesperson for the Corporate Governance Group - GGC. With solid training in Corporate Governance and experience in boards of directors and tax, he contributed to IBGC and AMEC in the construction of the Brazilian Code of Corporate Governance - “CBGC” and from its launch, inserted as a working tool in all the companies that it is acting, especially the

“APPLY OR EXPLAIN” model, a system that recognizes the practice of corporate governance is a journey and should not be translated in a rigid model of regulation applicable equally to all companies. With passages in companies of the sectors of generation, transmission and distribution of energy, natural gas distribution, mining, steel and steel transformation, port, basic industry, civil construction, building materials and finishes, vehicle distribution and holding company acquired Knowledge in industry, commerce and services, skills that allow constructive contribution in the most diverse subjects and strategies that are dealt with in the boards that participate, such as turn around, capital structure, merger & acquisitions, sale of non-core assets, succession of Executives, among others.
FISCAL COUNCIL MEMBER NOMINETED BY THE MINORITY SHAREHOLDERS
GUILHERME AFFONSO FERREIRA (I.2)
Francisco Vidal Luna, Brazilian, married, Economist, Graduation in Economics from the University of São Paulo (1971) and PhD in Economics from the University of São Paulo (1980). Assistant Professor at the Faculty of Economics and Administration of the University of São Paulo between 1973 and 2003. Visiting Professor at the Social History Institute, Stanford University (2003). He is the author of dozens of articles and books on Brazilian society and economy, published in Brazil and abroad. Between 1988 and 2001, he served as Vice President at Banco InterAmerican Express SA, of which he was President in 2001 and 2002. In the public sector, he served as Chief of Economic Advisor of the São Paulo State Finance Department (1983) (1985/1986), Secretary of Planning of the Ministry of Planning (1985/1986), Special Secretary of Economic Affairs of the Ministry of Planning (1986/1987), Secretary Of Planning of the Municipality of São Paulo (2005/2007) and Secretary of Economy and Planning of the Government of the State of São Paulo (2007/2010). He has extensive experience as a director of publicly held companies and currently serves as a member of the Board of Directors of Desenvolvimento São Paulo - Agência de Fomento, Sabesp - Cia Saneamento de São Paulo and Gafisa SA He also currently serves as a member of the Board of Directors of Economy of the Federation of Industries of the State of São Paulo.

Manuelito Pereira Magalhães Júnior, Brazilian, married, economist, graduated in Economic Sciences from the Economics Institute of Unicamp (1992). It has a long history of action in the public sector, mainly in areas related to economics and planning. He is currently Director of Corporate Management of the Companhia de Saneamento Básic de São Paulo - SABESP. Between November 2009 and February 2011, he was the Chief Executive Officer of Empresa Paulista de Planejamento Metropolitano - EMPLASA. Between December of 2006 and November of 2009, he worked in the City Hall of São Paulo, occupying the position of Secretary of Planning. In 2005 and 2006, he was Deputy Secretary of the same body, when he participated in the reconstruction of the financial and investment capacity of the largest city in the country. In the area of health, he was ombudsman of the National Agency of Supplementary Health - ANS, between 2003 and
2004, When he created and implemented the ANS Ombudsman’s Office. Previously, he served as Special Advisor to the Ministry of Health, in the period of 1998 and 2002. Between 1997 and 1998, he served as Technical Advisor to the Federal Senate. Between
1996 and 1998, he was technical consultant of the Foundation State System of Data Analysis and Statistics of São Paulo - SEADE. Between 1995 and 1996, he held various positions at the City Hall of Campinas, such as the Municipal Secretary of Finance, Technical Advisor and Director of the Department of Planning and Management of the Finance Department.
FISCAL COUNCIL MEMBER NOMINETED BY THE PREFERRED SHAREHOLDERS FUNDO DE INVESTIMENTO EM AÇÕES DINÂMICA ENERGIA AND BANCLASS FUNDO DE INVESTIMENTO EM AÇÕES (II.1)
Walter Luis Bernardes Albertoni, Brazilian, married, Bachelor of Laws (1992) by the Pontifical Catholic University of São Paulo, Post Graduated in Corporate Law and Tax Law (INSPER SP) and Civil Procedural Law (COGEAE PUC/SP), more than 20 years of law practice, with emphasis on corporate, civil, civil procedural law (1993/present), 10 years as legal advisor of AMEC-Investors Association in the Capital Market, acting in the institutional defense of the rights and interest of non-controlling shareholders (2006/present), Petrobras’ Tax Counselor, representing the preferred shareholders (2013-present), Board Member of Paranapanema SA (2016), Bradespar SA Fiscal Counselor (2016), alternate Fiscal Counselor for Ser Educacional (2015-present) , he was a member of the Board of Directors of the National Financial System (2011-2015),

Consultant of the CAF - Committee of Acquisitions and Mergers (2013-present), member of CODIM - Committee for Disclosure of Information to the Market ( 2007/2009).
José Pais Rangel, Brazilian, Lawyer, with a solid career in publicly traded companies, he held the following functions at the Central Bank of Brazil: BACEN, Capital Markets Inspector, Capital Markets Supervision Supervisor, Public Debt, Market Operations Manager, Project Coordinator and implanter of the SELIC System in the Brazilian Financial Market, Founder and Member of the Board of Trustees of CENTRUS - Central Bank of Private Pension Foundation, Coordinator of the Privatization Program of companies controlled by the Central Bank Of Brazil, Chairman of the Board of Directors of Cia. América Fabril, member of the Board of Directors of Cia.Fábrica de Tecidos Dona Isabel, Advisor to the Presidency of the Republic - SEPLAN / Special Privatization Committee, Liquidator of the following state-owned companies: DIGIBRÁS (Empresa Digital Brasileira SA) - DIGIDATA (Eletrônica SA) - PROEL (Processes Eletrônicos Ltda.). Currently holds the positions of: Vice President of Banco Clássico SA, Member of the Board of Directors of Centrais Eletricas Brasileiras SA - ELETROBRAS, Member of the Board of Directors of Companhia Distribuidora de Gas do Rio de Janeiro - CEG, Board of Directors of Engie Brasil SA, Member of the Board of Directors of Kepler Weber SA and Member of the Board of Directors of Cia. Energética de Minas Gerais - CEMIG (publicly- held companies). Member of the Board of Directors of Tractebel Energia S.A.He is an Investment Fund Manager, accredited by the CVM.
FISCAL COUNCIL MEMBER NOMINETED BY THE PREFERRED SHAREHOLDERS LEBLON PREVIDÊNCIA FUNDO DE INVESTIMENTO MULTIMERCADO AND ATAULFO LLC (II.2)
Sonia Julia Sulzbeck Villalobos, Brazilian citizen, married, administrator, Bachelor of Public Administration (1985) from EAESP - Getulio Vargas Foundation and Master of Business Administration with specialization in Finance (2005) from EAESP - Getulio Vargas Foundation. In 1994, she was the First Person in South America to receive the Chartered Financial Analyst - CFA credential, by the CFA Institute. She is Professor of Post-Graduation Lato Sensu, in the matters of Asset Management and Analysis of Financial Statements by Insper. He holds positions on the Boards of Directors of CEG - Distribuidora de Gas do Rio de Janeiro SA and Telefônica do Brasil SA He has extensive experience in the financial market, having served as Head of the investment analysis department of Banco de Investimentos Garantia SA (1989 to 1996 ), Where he was voted Best Analyst in Brazil by Institutional Investor magazine in 1992, 1993 and 1994. He served as Senior Vice President of Bassini, Playfair & Associates, LLC (1996 to 2002) and Latin America Manager of Larrain Vial SA (2005 to 2011). She was the founding Partner and Manager of Lanin Partners Ltd., responsible for
Long / short and long-only funds of Latin American stocks (2012 to 2016).
Carlos Eduardo Lessa Brandão, Brazilian, divorced, civil engineer, graduated from the Federal University of Rio de Janeiro (1983), with a master’s degree in energy planning from COPPE/UFRJ (1989), an MBA in finance from IBMEC (1993) and Philosophy of Science by HCTE/UFRJ (2009). He is a trustee of third party resources authorized by the CVM and an administration advisor certified by the IBGC. Since 2013 he has served as advisory consultant at Empreendimentos Itahyê (2013-2014), Fundo Ethical (since 2014) and Santa Ângela Urbanização e Construções (since 2016). Since 2016 he has been a member of the boards of directors of Progen and CEG. He worked as an executive in the areas of operations, finance and business development in subsidiaries of the Andrade Gutierrez (1986-1999) and Vale (2001-2004), Vesta Technologies (2000) and IBGC (2005-
2008) subsidiaries. He was a board member of the IBGC (2010-2014) and the Ethos
Institute (2013-2016). Partner of JFLB, business consultancy (since 2005).
The names indicated above:
In the last 5 years, they have not been subjected to criminal conviction, conviction in an administrative proceeding of the CVM, and a final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified them for practicing professional or commercial activity;
Do not have a marital relationship, stable union or informationable parentage according to item 12.9 of the Reference Form;
They have no relationship of subordination with related parties of the
Company.
Meet the independence criteria of the Brazilian Institute of Corporate
Governance (IBGC).

They had the information provided by the “Fiscal Counselor Registry of the Ministry of Planning, Development and Management” analyzed by Petrobras and the Ministry of Finance, which concluded that the nominees are not subject to any impediment and have all the requirements set forth in the Law
6,404/1976, Law 13,303/2016 and Decree 8.945/2016.
The minutes of the Temporary Eligibility Committee that analyze the documentation of the nominations will be disclosed, at http://www.investidorpetrobras.com.br/en/governanca-corporativa/orgaos- de-governanca/comites, until the date of the Annual General Meeting.
According to ICVMs 480 and 481, the table below shows the ratio of participation in the meetings during the 2016 fiscal year of the members indicated to the FC:
Fiscal Year of 2016
Fiscal Council
Member
Total meetings held by
the respective entity since he/she took the position
% of member’s
participation in Meetings held after he/she took the position
Reginaldo Ferreira
Alexandre
16
100%
Walter Luis
Bernardes Albertoni
16
100%

ANNUAL GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM III
ESTABLISHMENT OF THE COMPENSATION OF MANAGEMENT AND EFFECTIVE MEMBERS OF THE FISCAL COUNCIL AND MEMBERS OF THE STATUTORY ADVISORY COMMITTEES OF THE BOARD OF DIRECTORS
Dear Shareholders,
The establishing of the compensation of management and effective members of the Fiscal Council and members of the Statutory Advisory Committees of the Board of Directors will be approved at an Annual General Meeting.
Please find attached the Appendix I with the information regarding the compensation of management and effective members of the Fiscal Council and Statutory Advisory Committees of the Board of Directors in the last fiscal years and the forecast mentioned above for the current fiscal year, according item 13 of the “Formulário de Referência” (Art.12 of CVM 481
Instruction).
Rio de Janeiro, March 27th 2017.
Pedro Parente

CEO

ANNEX I
DEFINITION OF THE REMUNERATION OF THE MANAGEMENT, MEMBERS OF THE FISCAL COUNCIL AND MEMBERS OF STATUTORY ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS (INFORMATION REFERRED TO IN ITEM 13 IN THE “FORMULÁRIO DE
REFERENCIA”, IN COMPLIANCE WITH ART.12 OF CVM INSTRUCTION No.
481/09)
13.1 – Descriptions of compensation policy or practice, including non-statutory officers
The qualitative description of the Company’s compensation policy or practice below by
Administration entity, as described below.
I - EXECUTIVE DIRECTORS:
a. purposes of the compensation policy or practice:
The fixed compensation of the Executive Directors is composed of monthly fees proposed by the Committee on Nomination, Compensation and Succession to the Board of Directors and is set annually by the General Meeting pursuant to Law no. 6,404, article 152, dated of December 15, 1976 (“Brazilian Corporate Law”). Compensation purposes and practices aim to recognize and remunerate Company directors considering the responsibility, the time devoted to the position, professional competence and reputation, and market practices applied for businesses similar in size to the Company. All Executive Directors members are statutory
b. compensation breakdown, including:
i. description of compensation elements and individual purposes;
• Salary or Pro-labore: fixed monthly remuneration offered to Executive Directors members as compensation for services rendered, including 13th salary and vacation.
• Direct and indirect benefits: aimed at the quality of life of Executive Directors members, including housing aid and healthcare assistance.
• Profit sharing (“PLR”) and Performance Bonus: retribution for the efforts to produce the results achieved, in addition to the motivational character for achieving strategic goals.
• Post-employment benefits: aimed at the quality of life of Executive Directors members, including pension plan.
• Other: aimed at the quality of life of Executive Directors members, including charges for the Severance Reserve Fund for Time of Employment (FGTS) and Social
Security (INSS).

II. for the last 3 financial years, what is the proportion of each element in total compensation
According to the table below, the proportions of each element in total compensation for the fiscal years ended on December 31, 2016, 2015 and 2014 are:
Compensation Breakdown 2016 2015 2014
Fixed Monthly Compensation
Salary or Pro-labore 69.14% 71.72% 59.23%
Direct and Indirect Benefits 0.64% 3.34% 3.56%
Participation in Committees 0.00% 0.00% 0.00%
Other 19.87% 20.11% 16.76%
Variable Compensation
Bonus 0.00% 0.00% 3.99%
Profit Sharing 0.00% 0.00% 11.60%
Participation in Meetings 0.00% 0.00% 0.00%
Commissions 0.00% 0.00% 0.00%
Other 0.00% 0.00% 0.00%
Post-Employment Benefits 6.22% 4.83% 4.86%
Termination of Office 4.13% 0.00% 0.00%
Stock Based Compensation 0.00% 0.00% 0.00%
TOTAL 100.00% 100.00% 100.00%
iii. method for calculation and adjustment of each compensation element
• Salary or Pro-labore: There is no single methodology for calculation and readjustment, because factors such as the following are taken into consideration: negotiation with regulatory bodies, relevant legislation, market practices of domestic businesses similar in size to the Company, which are identified from research conducted by specialized consulting, and the amount defined in the General Meeting.
• Direct and Indirect Benefits:
The value referring to the housing aid benefit is provided for and defined in Decree No.
3,255, dated of November 19, 1999, where possible adjustments depend on amends to this law. In this sense, the value is part of the overall amount for administrators that is negotiated with the Secretariat for Coordination and Governance of State-Owned
Companies (“SEST”) and is approved in the General Meeting.
There is no single methodology for calculation and adjustment of health assistance, because factors such as negotiation with regulatory bodies and approval in the General Assembly are taken into consideration.
• Profit Sharing (“PLR”) and Performance Bonus: PLR and Performance Bonus calculation takes into consideration those performance indicators negotiated with SEST,

relevant legislation, market practices for domestic businesses similar in size to the Company, which are identified from research conducted by specialized consulting, and the amount defined in the General Meeting. The variable compensation program, of which PLR and Performance Bonus are part (“Variable Compensation Program”) for the Executive Directors of Petrobras has its payment deferred for the following 4 years, provided that the targets defined for such are achieved. In the 2014 period, payment equivalent to 2.7 salaries was practiced for Executive Directors members, pursuant to the amounts defined by order of the Board of Directors. In the 2015 and 2016 periods, no variable compensation payment was made.
• Post-Employment Benefits: There is no single methodology for calculation and adjustment of contribution to the pension plan, whereas it is currently limited to 11% of compensation based on the age bracket of each Officer. In this sense, the value is part of the overall amount for administrators that is negotiated with SEST and is approved in the General Meeting.
• Other: There is no single methodology for calculation and adjustment of the charges with the Severance Reserve Fund for Time of Employment (FGTS) and Social Security (INSS), which have defined rates. In this sense, the value is part of the overall amount for administrators that is negotiated with SEST and is approved in the General Meeting.
iv. reasons that justify composition of compensation
The composition of compensation to Petrobras administrators is defined considering their economic and financial results, and it seeks to promote acknowledgment of the efforts by Company administrators and alignment to the compensation practices applied by the market to businesses similar in size to Petrobras.
v. existence of non-remunerated members by the issuer and reasons for this fact
Not applicable, as all Executive Directors members are remunerated.
c. main performance indicators taken into consideration in determining each compensation element:
• Salary or Pro-labore: fixed remuneration without correlated indicator.
• Direct and Indirect Benefits: no correlated indicator.
• PLR: conditional to achievement of performance indicators negotiated with SEST, such as: Cost of Refining and Cost of Extraction.
• Post-Employment Benefits: no correlated indicator.
d. how compensation is structured to reflect the evolution of performance indicators
It is structured so that PLR is conditional to achievement of performance indicators negotiated with SEST, such as: Cost of Refining and Cost of Extraction. The number of compensations (salaries) to be paid under the Petrobras Variable Compensation Program varies according to target achievement percentage, and is calculated based on Company results. Since 2013, this program varies approximately within the range of 0 to 35% of fixed annual compensation, depending on the targets set for each period.
e. how the compensation policy or practice is in line with Company issuer interests in the short, medium, and long term:
The compensation of Petrobras administrators is set considering their economic and financial results, as well as the promotion of the recognition of administrators and an alignment of these to Company strategies in the short, medium, and long term, together with achievement of the targets set by the Board of Directors and indicators such as Cost of Refining and Cost of Extraction.
f. existence of compensation supported by subsidiaries, controlled companies, or direct or indirect controllers:
Non-applicable. There is no compensation supported by subsidiaries, controlled companies, or direct or indirect controllers of the Company.
g. existence of any compensation or benefit correlated to the occurrence of specific corporate events, such as sale of corporate control of the Company:
Non-applicable. There is no compensation or benefit correlated to the occurrence of specific corporate events involving the Company.
II- BOARD OF DIRECTORS:
a. purposes of the compensation policy or practice:
The fixed compensation of the Board of Directors is composed of monthly fees proposed by the Committee on Nomination, Compensation and Succession to the Board of Directors and is set annually by the General Meeting pursuant to article 152 in the Brazilian Corporate Act. Compensation purposes and practices aim to recognize and remunerate Company directors considering the responsibility, the time devoted to the position, professional competence and reputation, and market practices applied for businesses similar in size to the Company.
b. compensation breakdown, including:
i. description of compensation elements and individual purposes;
• Salary or Pro-labore: Fixed monthly remuneration paid to directors as compensation for services rendered.
• Direct and indirect benefits: aimed at the quality of life of directors, including healthcare assistance.

• Participation in Committees: fixed monthly remuneration paid to directors as compensation for participation in advisory committees to the Board of Directors. The monthly fees of the Board of Directors advisory committee members for participation in Committees corresponds to 50% of the monthly fees of Board of Directors members.
• Post-employment benefits: aimed at the quality of life of Board of Directors members, including pension plan.
• Other: aimed at the quality of life of the Board of Directors members, including charges with Social Security (INSS).
It should be noted that the sum of the amounts to be received by each Board of Directors member as compensation, including pro-labore, direct and indirect benefits, compensation for participation in committees, and other, are limited to the provisions under Law No. 9,292, dated of July 12, 1996.
II. for the last 3 financial years, what is the proportion of each element in total compensation
According to the table below, the proportions of each element in total compensation for the fiscal years ended on December 31, 2016, 2015 and 2014 are:
Compensation Breakdown 2016 2015 2014
Fixed Monthly Compensation
Salary or Pro-labore 80.63% 77.76% 77.35%
Direct and Indirect Benefits 0.48% 0.93% 7.18%
Participation in Committees 3.47% 4.76% 0.00%
Other 15.43% 16.55% 15.47%
Variable Compensation
Bonus 0.00% 0.00% 0.00%
Profit Sharing 0.00% 0.00% 0.00%
Participation in Meetings 0.00% 0.00% 0.00%
Commissions 0.00% 0.00% 0.00%
Other 0.00% 0.00% 0.00%
Post-Employment Benefits 0.00% 0.00% 0.00%
Termination of Office 0.00% 0.00% 0.00%
Stock Based Compensation 0.00% 0.00% 0.00%
TOTAL 100.00% 100.00% 100.00%
iii. method of calculation and adjustment for each compensation element
• Salary or Pro-labore: The monthly fees of Board of Directors members correspond to 10% (ten percent) of the average monthly fees received by Executive Directors members, and are approved in the General Assembly, pursuant to articles 152 and 145 under the Brazilian Corporate Act and Law No. 9,292, dated of July 12, 1996. There is no single methodology for adjustment, because factors such as the following are taken into consideration: negotiation with regulatory bodies, relevant legislation, market practices of domestic businesses similar in size to the Company, which are identified from research conducted by specialized consulting, and the amount defined in the General Meeting for Executive Directors members.
• Direct and Indirect Benefits: There is no single methodology for calculation and adjustment of health assistance, because factors such as negotiation with regulatory bodies and approval in the General Assembly are taken into consideration.
• Participation in Committees: Because the monthly fees of the Board of Directors advisory committee members for participation in Committees correspond to 50% of the monthly fees of Board of Directors members, such a compensation element is calculated similarly to said fees.
• Post-Employment Benefits: There is no single methodology for calculation and adjustment of contribution to the pension plan, whereas it is currently limited to 11% of compensation based on the age bracket of each member. In this sense, the value is part of the overall amount for administrators that is negotiated with SEST and is approved in the General Meeting.
• Other: There is no single methodology for calculation and adjustment of the charges with Social Security (INSS), which has defined rates. In this sense, the value is part of the overall amount for administrators that is negotiated with SEST and is approved in the General Meeting.
iv. reasons that justify composition of compensation
Law No. 9,292, dated of July 12, 1996, defines that the compensation of Board of Directors members for mixed economy companies, such as the Company, “shall not exceed in any circumstances, ten percent of the average monthly compensation of officers for the respective companies.”
Therefore, in calculating the compensation of its Executive Directors, as described above, Petrobras takes into account their economic and financial results, as well as promoting the promotion of the recognition of efforts by administrators and alignment with market practices, and it proposes an amount that is negotiated with SEST, which is approved by the General Assembly.
v. existence of non-compensated members by the issuer and reasons for this fact
The President of the Company is a member of the Board of Directors, however this participation is not paid.
c. main performance indicators taken into consideration in determining each compensation element:

Non-applicable, since the compensation received by Board of Directors members is fixed, with no correlated indicator.
d. how compensation is structured to reflect the evolution of performance indicators
Non-applicable, since the compensation received by Board of Directors members is fixed, with no correlated indicator.
e. how the compensation policy or practice is in line with Company issuer interests in the short, medium, and long term:
The monthly remuneration compensates board members for services rendered and is compatible with the compensation practiced by the market, in line with Company’s interests in the short, medium, and long term.
f. existence of compensation supported by subsidiaries, controlled companies, or direct or indirect controllers:
Non-applicable There is no compensation supported by subsidiaries, controlled companies, or direct or indirect controllers of the Company.
g. existence of any compensation or benefit correlated to the occurrence of specific corporate events, such as sale of corporate control of the Company:
Non-applicable There is no compensation or benefit correlated to the occurrence of specific corporate events involving the Company.
III. FISCAL COUNCIL:
a. purposes of the compensation policy or practice:
The fixed compensation of the Fiscal Council is composed of monthly fees set annually by the General Meeting pursuant to article 152 in the Brazilian Corporate Act. Compensation purposes and practices aim to recognize and remunerate Company directors considering the responsibility, the time devoted to the position, professional competence and reputation, and market practices applied for businesses similar in size to the Company.
b. compensation breakdown, including:
i. description of compensation elements and individual purposes;
• Salary or Pro-labore: Fixed monthly remuneration paid to directors as compensation for services rendered.
• Other: aimed at the quality of life, including charges with Social Security (INSS).

II. for the last 3 financial years, what is the proportion of each element in total compensation
According to the table below, the proportions of each element in total compensation for the fiscal years ended on December 31, 2016, 2015 and 2014 are:
Compensation Breakdown 2016 2015 2014
Fixed Monthly Compensation
Salary or Pro-labore 87.79% 83.33% 83.33%
Direct and Indirect Benefits 0.00% 0.00% 0.00%
Participation in Committees 0.00% 0.00% 0.00%
Other 12.21% 16.67% 16.67%
Variable Compensation
Bonus 0.00% 0.00% 0.00%
Profit Sharing 0.00% 0.00% 0.00%
Participation in Meetings 0.00% 0.00% 0.00%
Commissions 0.00% 0.00% 0.00%
Other 0.00% 0.00% 0.00%
Post-Employment Benefits 0.00% 0.00% 0.00%
Termination of Office 0.00% 0.00% 0.00%
Stock Based Compensation 0.00% 0.00% 0.00%
TOTAL 100.00% 100.00% 100.00%
iii. method of calculation and adjustment for each compensation element
• Salary or Pro-labore. The monthly fees of Fiscal Council members correspond to
10% (ten percent) of the average monthly fees received by Executive Directors members, and are approved in the General Assembly, pursuant to articles 152 and 145 under the Brazilian Corporate Act and Law No. 9,292, dated of July 12, 1996. There is no single methodology for adjustment, because factors such as the following are taken into consideration: negotiation with regulatory bodies, relevant legislation, market practices of domestic businesses similar in size to the Company, which are identified from research conducted by specialized consulting, and the amount defined in the General Meeting for Executive Directors members.
• Other: There is no single methodology for calculation and adjustment of the charges with Social Security (INSS), which has defined rates.
iv. reasons that justify composition of compensation

Law No. 9,292, dated of July 12, 1996, defines that the compensation of Fiscal Council members for mixed economy companies, such as the Company, “shall not exceed in any circumstances, ten percent of the average monthly compensation of officers for the respective companies.”
Therefore, in calculating the compensation of its Executive Directors, as described above, Petrobras takes into account their economic and financial results, as well as promoting the promotion of the recognition of efforts by administrators and alignment with market practices, and it proposes an amount that is negotiated with SEST, which is approved by the General Assembly.
v. existence of non-compensated members by the issuer and reasons for this fact
Non-applicable, as all Fiscal Council members are remunerated.
c. main performance indicators taken into consideration in determining each compensation element:
Non-applicable, since the compensation received by Fiscal Council members is fixed, with no correlated indicator.
d. how compensation is structured to reflect the evolution of performance indicators
Non-applicable, since the compensation received by Fiscal Council members is fixed, with no correlated indicator.
how the compensation policy or practice is in line with Company issuer interests in the short, medium, and long term:
e. as the remuneration policy or practice is aligned with the interests of the
Company’s short, medium and long-term issuer:
The monthly remuneration compensates committee members for services rendered and is compatible with the compensation practiced by the market, in line with Company’s interests in the short, medium, and long term.
f. existence of compensation supported by subsidiaries, controlled companies, or direct or indirect controllers:
Non-applicable There is no compensation supported by subsidiaries, controlled companies, or direct or indirect controllers of the Company.
g. existence of any compensation or benefit correlated to the occurrence of specific corporate events, such as sale of corporate control of the Company:
Non-applicable There is no compensation or benefit correlated to the occurrence of specific corporate events involving the Company.

IV-AUDITING COMMITTEE, SAFETY, ENVIRONMENT AND HEALTH COMMITTEE, COMMITTEE ON NOMINATION, COMPENSATION AND SUCCESSION, STRATEGIC COMMITTEE AND FISCAL COUNCIL:
a. purposes of the compensation policy or practice:
There are five (5) statutory committees within the Company attached to the Board of Directors, namely the Auditing Committee, the Safety, Environment and Health Committee, the Committee on Nomination, Compensation and Succession, the Strategic Committee and the Fiscal Council. Said committees are composed of Board of Directors members and/or market individuals of proven experience and technical expertise.
As recommended by the Secretariat for Coordination and Governance of State-Owned Companies, compensation for participation in Board of Directors Advisory Committees should not be included in the overall compensation of administrators approved at the General Meeting.
b. compensation breakdown, including:
i. description of compensation elements and individual purposes;
Fees: fixed monthly compensation paid to Board of Directors Advisory Committee members.
ii. what the proportion of each element in total compensation is
Fees: 100%.
iii. method for calculation and adjustment of each compensation element
The monthly fees of the members of the Statutory Audit Committee correspond to 100% of the monthly fees of the Directors, in compliance with the provisions of art. 38, § 8 of Decree No. 8.945, of December 27, 2016, and are therefore bound to the adjustment of such fees, already described above. The members of the Board of Directors who participate in the Statutory Audit Committee shall waive the remuneration of the Board Member, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27,
2016, respecting, in any case, the compensation limit established by Law No. 9,292.
The monthly fees of Board of Directors Advisory Committee all members for participation in Committees correspond to 50% of the monthly fees of Board of Directors members, and it is therefore correlated to adjustments in such fees, as described above. Even with the participation of Board of Directors members in the respective committees, the compensation limit set by Law No. 9,292 would not be exceeded.
iv. reasons that justify composition of compensation
Compensation composition is assigned by decision of the Board of Directors.

v. existence of non-compensated members by the issuer and reasons for this fact
Currently seven Board of Directors Advisory Committee members are not remunerated, considering that the sum of amounts to be received by each Board of Directors member as compensation, including pro-labore, direct and indirect benefits, compensation for participation in committees, and other, are limited to the provisions under Law No.
9,292, dated of July 12, 1996. However, this situation may change over the period.
c. main performance indicators taken into consideration in determining each compensation element:
Non-applicable, since the compensation received is fixed, with no correlated indicator.
d. how compensation is structured to reflect the evolution of performance indicators
Non-applicable, since the compensation received is fixed, with no correlated indicator.
e. how the compensation policy or practice is in line with Company interests in the short, medium, and long term:
Fees: fixed compensation, without correlated indicator. The monthly fees of the Board of
Directors advisory committee members for participation in Committees corresponds to
50% of the monthly fees of Board of Directors members.
It should be noted that the sum of the amounts to be received by each Board of Directors member as compensation, including pro-labore, direct and indirect benefits, compensation for participation in committees, and other, are limited to the provisions under Law No. 9,292, dated of July 12, 1996.
The fixed monthly remuneration compensates Board of Directors Advisory Committee members for services rendered and is compatible with the compensation practiced by the market, in line with Company’s interests in the short, medium, and long term.
f. existence of compensation supported by subsidiaries, controlled companies, or direct or indirect controllers:
Non-applicable There is no compensation supported by subsidiaries, controlled companies, or direct or indirect controllers.
g. existence of any compensation or benefit correlated to the occurrence of specific corporate events, such as sale of corporate control of the Company:
Non-applicable There is no compensation or benefit correlated to the occurrence of specific corporate events involving the Company.

V - STATUTORY TECHNICAL COMMITTEES:
In the Company, the Executive Directors relies on advising by the Statutory Technical
Committee on Investment and Divestment.
Additionally, Executive Directors members rely on 7 (seven) Statutory Technical Committees composed of Executive Managers, whose specific duties are to analyze and issue recommendations on specific subjects, in compliance with the provisions under Law
6,404/76, article 160: Statutory Technical Committee on Production and Technology Development; Statutory Technical Committee on Exploration and Production; Statutory Technical Committee on Refining and Natural Gas; Statutory Technical Committee on Finance and Investor Relations; Statutory Technical Committee on Corporate Affairs;
Statutory Technical Committee on Governance and Compliance; Statutory Technical
Committee on Strategy, Organization and Management System.
Statutory Technical Committee members are not remunerated for participating in said
Committees

13.2 - Total Compensation of Board of Directors, Statutory Office and Fiscal Council
Total compensation planned for the current Fiscal Year ending on 31/12/2017 - Annual Amounts
Board of Directors
Statutory Office
Fiscal Council
Total
Total number
of members
9.83
8.00
5.00
22.83
Number of paid
members
8.83
8.00
5.00
21.83
Fixed Annual
Compensation
Salary or Pro-
labore
1,309,184.64
12,606,964.97
727,324.80
14,643,474.41
Direct and
Indirect
Benefits
84,600.00
1,128,085.12
0.00
1,212,685.12
Participation in
Committees
0.00
0.00
0.00
0.00
Other
256,988.10
3,614,623.24
135,767.30
4,007,378.63
Description of other fixed compensation
The amounts listed
in the field “Other” refer to Social Security (INSS) charges.
The amounts listed
in the field “Other” refer to charges with the Severance Reserve Fund for Time of
Employment (FGTS)
and Social Security
The amounts listed
in the field “Other” refer to Social Security (INSS) charges.
Variable
Compensation
Bonus
0.00
0.00
0.00
0.00
Profit sharing
0.00
0.00
0.00
0.00
Participation at
meetings
0.00
0.00
0.00
0.00
Commissions
0.00
0.00
0.00
0.00
Other
0.00
0.00
0.00
0.00
Description of
other variable compensation
Post-
144,010.31
1,232,816.75
0.00
1,376,827.06
Termination of
Office
785,510.78
6,874,898.76
0.00
7,660,409.54
Stock Based
0.00
0.00
0.00
0.00

Note The President is a member
of the Board of Directors, however this participation is
not paid.
The amount and quantities considered from the month
of February on are projected. Amounts correspond to the period from January to December 2017, whereas amounts from February on are projected.
The number of members was determined as specified in Official Letter
CVM/SEP/no. 01/2017. Board of Directors and Fiscal Council members receive no amounts for vacation.
The Ordinary General Meeting of Petrobras scheduled for 4/27/2017 will decide on the overall compensation of administrators (Executive Directors and Board of
Directors) for the period from April 2017 to March
2018.
The values listed in the field
“Termination of Office” refer to non-compete compensation. The General Meeting held on 4/28/2016 approved inclusion in the Bylaws of the non-compete concept, provided for in Law No. 12,813 / 2013, which addresses the conflict of interest in holding an office or employment in the
Federal Executive Branch and subsequent impediments
to holding public office or
employment. Non-compete compensation shall be calculated by multiplying the monthly fee of
administrators by a period of six months. The amount and quantities considered from the month of February on are
projected.
The number of members was determined as
specified in Official Letter CVM/SEP/no. 01/2017. The Ordinary General Meeting of Petrobras
scheduled for 4/27/2017 will decide on the overall compensation of administrators (Executive Directors and Board of
Directors) for the period from April 2017 to March
2018.
The variation between the total compensation
planned for the 2017 fiscal
year (January to December
2017) in relation to the
total remuneration actually executed in the 2016 fiscal year (January to December
2016) mainly includes the
following factor:
1) Provision of non- compete for Executive Directors and Board of
Directors members.
The values listed in the field “Termination of Office” refer to non-
compete compensation. The General Meeting held on 4/28/2016 approved inclusion in the Bylaws of the non-compete concept, provided for in Law No.
12,813 / 2013, which addresses the conflict of
interest in holding an office or employment in the Federal Executive Branch and subsequent impediments to holding public office or employment. Non- compete compensation shall be calculated by multiplying the monthly fee of administrators by a period of six months. The amount and quantities considered from the month of February on are
projected.
Amounts correspond to the period from January to December 2017, whereas amounts from February on are projected.
The number of members was determined as specified in Official Letter CVM/SEP/no. 01/2017.
Board of Directors and Fiscal Council members receive no amounts for vacation.
The Ordinary General Meeting of Petrobras scheduled for 4/27/2017 will decide on the overall compensation of administrators (Executive Directors and Board of Directors) for the period from April 2017 to March
2018.
Total
compensation
2,580,293.83
25,457,388.84
863,092.10
28,900,774.77
Total compensation for the Fiscal Year ending on 31/12/2016 - Annual Amounts
Board of Directors
Statutory Office
Fiscal Council
Total

Total number
of members
11.00
7.67
5.00
23.67
Number of paid
members
9.33
7.67
5.00
22.00
Fixed Annual
Compensation
Salary or Pro-
labore
1,266,754.76
11,734,608.57
713,119.97
13,714,483.30
Direct and
Indirect
Benefits
7,533.81
108,557.11
0.00
116,090.92
Participation in
Committees
54,456.54
0.00
0.00
54,456.54
Other 242,413.71 3,373,006.15 103,586.45 3,719,006.32
Description of other fixed compensation
The amounts listed in the field “Other” refer to Social Security (INSS) charges.
The amounts listed in the field “Other”
refer to charges with the Severance Reserve Fund for Time of Employment (FGTS) and Social Security (INSS).
The amounts listed in the field “Other”
refer to Social
Security (INSS)
charges.
Variable
Compensation
Bonus 0.00 0.00 0.00 0.00
Profit sharing
0.00
0.00
0.00
0.00
Participation at
meetings
0.00
0.00
0.00
0.00
Commissions 0.00 0.00 0.00 0.00
Other 0.00 0.00 0.00 0.00
Description of other variable compensation
Post- 0.00 1,055,069.89 0.00 1,055,069.89
Termination of
Office
0.00
700,567.20
0.00
700,567.20
Stock Based
0.00
0.00
0.00
0.00

Note Amounts correspond to the
period from January to
December 2016.
The President is a member of the
Board of Directors, however this participation is not paid.
The Extraordinary General
Meeting (EGM) held on April 28,
2016, approved the amendment to the Bylaws to remove the provision for alternate members to the Board of Directors. Consequently, there will be no payment of compensation to alternates of this Board in the next term.
The Executive Directorsr for Finance and IR was an alternate member of the Board of Directors, however this participation was not paid. And another Alternate Board of Directors member, by norm of the company of origin, compensation for participation in
Board of Directors was
prohibited.
The number of members was determined as specified in Official Letter CVM/SEP/no.
01/2017.
Board of Directors and Fiscal Council members receive no amounts for vacation.
As recommended by the Ministry of Planning, Budget, and Management’s Department for Coordination and Governance of State-Owned Companies (“DEST”), compensation for participation in Board of Directors Advisory Committees should not be included in the overall compensation of administrators approved at the General Meeting.
Pursuant to DEST guidance through Official Letter No.
30/DEST-MP, dated of
01/26/2016, the provision for complementary pension fund for the Board of Directors was included in the overall amount for administrators submitted for deliberation to the 2016 General Shareholders Meeting of Petrobras.
The Ordinary General Meeting of Petrobras, held on 4/28/2016, approved the overall compensation of administrators (Executive Directors and Board of Directors) for the period from April 2016 to March 2017. Amounts correspond to the period from January to
December 2016.
The number of members was determined as specified in Official Letter CVM/SEP/no.
01/2017.
The Ordinary General Meeting of Petrobras, held on
4/28/2016, approved the overall compensation of administrators (Executive Directors and Board of
Directors) for the period from
April 2016 to March 2017.
The values listed in the field
“Termination of Office” refer
to non-compete compensation. The General Meeting held on
4/28/2016 approved inclusion in the Bylaws of the non- compete concept, provided for in Law No. 12,813 / 2013, which addresses the conflict of interest in holding an office or employment in the Federal Executive Branch and subsequent impediments to holding public office or employment. Non-compete compensation shall be calculated by multiplying the monthly fee of administrators by a period of six months. Amounts correspond to the period from January to
December 2016.
The number of members was determined as specified in Official Letter CVM/SEP/no.
01/2017.
Board of Directors and Fiscal Council members receive no amounts for vacation.
The Ordinary General Meeting of Petrobras, held on
4/28/2016, approved the overall compensation of administrators (Executive Directors and Board of
Directors) for the period from
April 2016 to March 2017.
Total compensation
1,571,158.82
16,971,808.93
816,706.42
19,359,674.17

PETROBRAS

Total compensation for the Fiscal Year ending on 31/12/2015 - Annual Amounts				
	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members	13.67	8.00	5.00	26.67
Number of paid members	11.33	8.00	5.00	24.33
Fixed Annual Compensation				
Salary or Pro-labore	1,350,364.39	12,191,868.99	652,510.35	14,194,743.73
Direct and Indirect Benefits	16,235.32	567,735.25	0.00	583,970.57
Participation in	82,675.70	0.00	0.00	82,675.70
Other	287,355.72	3,418,828.55	130,502.01	3,836,686.28
Description of other fixed compensation	Pursuant to guidance by Ministry of Planning, Budget, and Management's Department for Coordination and Governance of State-Owned Companies ("DEST") through Official Letter No. 05/DEST-MP, dated of 01/21/2014, the charges with Severance Reserve Fund for Time of Service (FGTS) and Social Security (INSS) were included in the overall amount for administrators submitted for approval to the 2014 General Shareholders Meeting of Petrobras. These charges were already practiced by the Company but were not explicit in the amounts previously approved by the General Shareholders Meeting of Petrobras. The Extraordinary General Meeting ("EGM") held on April 29, 2015 upheld the inclusion of the respective charges.	Pursuant to guidance by Ministry of Planning, Budget, and Management's Department for Coordination and Governance of State-Owned Companies ("DEST") through Official Letter No. 05/DEST-MP, dated of 01/21/2014, the charges with Severance Reserve Fund for Time of Service (FGTS) and Social Security (INSS) were included in the overall amount for administrators submitted for approval to the 2014 General Shareholders Meeting of Petrobras. These charges were already practiced by the Company but were not explicit in the amounts previously approved by the General Shareholders Meeting of Petrobras. The EGM held on April 29, 2015 upheld the inclusion of the respective charges.	Pursuant to guidance by Ministry of Planning, Budget, and Management's Department for Coordination and Governance of State-Owned Companies ("DEST") through Official Letter No. 05/DEST-MP, dated of 01/21/2014, the charges with Severance Reserve Fund for Time of Service (FGTS) and Social Security (INSS) were included in the overall amount for administrators submitted for approval to the 2014 General Shareholders Meeting of Petrobras. These charges were already practiced by the Company but were not explicit in the amounts previously approved by the General Shareholders Meeting of Petrobras. The EGM held on April 29, 2015 upheld the inclusion of the respective charges.	
Variable Compensation				

71

Bonus 0.00 0.00 0.00 0.00
Profit sharing 0.00 0.00 0.00 0.00
Participation
at meetings
0.00
0.00
0.00
0.00
Commissions 0.00 0.00 0.00 0.00
Other 0.00 0.00 0.00 0.00
Description of other variable compensation
Post-
employment 0.00 820,869.97 0.00 820,869.97
Termination of Office
0.00
0.00
0.00
0.00
Stock Based
0.00
0.00
0.00
0.00

Note Amounts correspond to the
period from January to
December 2015.
The President and the Finance
Officer are standing and alternate members of the Board of Directors, respectively. However, this participation is not remunerated.
The number of members was determined as specified in Official Letter CVM/SEP/no.
01/2017.
Board of Directors and Fiscal Council members receive no amounts for vacation.
The Ordinary General Meeting of Petrobras, held on 4/29/2015, approved the overall compensation of administrators (Executive Directors and Board of Directors) for the period from April 2015 to March 2016.
The Extraordinary General
Meeting of Petrobras, held on
7/1/2015, approved the increase
of the overall compensation of Petrobras administrators to accommodate within the overall limit set by the General Shareholders Meeting of
4/29/2015, the new composition of the Board of Directors. The proposal encompasses the creation of alternates for Board of Directors members. The Board of Directors shall be composed of
10 standing members and 10 alternates.
As recommended by the Secretariat for Coordination and Governance of State-Owned Companies, compensation for participation in Board of Directors Advisory Committees should not be included in the overall compensation of administrators approved at the General Meeting. Amounts correspond to the period from January to
December 2015.
The number of members was
determined as specified in
Official Letter CVM/SEP/no.
01/2017.
The variation between the total compensation planned for the 2015 fiscal year
(January to December 2015) in
relation to the total remuneration actually executed in the 2014 fiscal year (January to December
2014) mainly includes the following factors:
1) Adjustment in monthly fees of Executive Directors members in 8.09%, corresponding to IPCA
(estimated by the Central Bank
of Brazil for the period from April 2014 to March 2015). The proposal of adjustment in
8.09%, deliberate by the EGM
held on 4/29/2015, shall be effective as of 4/1/2015.
2) For 2015, the estimated amount comprises eight officers, whereas in 2014 actual amount comprised seven officers.
3) As disclosed in the
shareholder participation Manual, which is included in item II of the notice of meeting for the Extraordinary General Meeting, the balance of the overall amount for administrators approved by
EGM 2014 to pay non-recurring expenses in the estimated amount of R$ 1,431,017.29, which covers payment of housing aid, airfare and vacation balance in reference to the years 2011 and 2012, was used. Petrobras clarifies that the use of the global amount balance for administrators had a favorable opinion by the Ministry of
Mines and Energy and the Department of Coordination and Governance for State- Owned Companies.
The Ordinary General Meeting of Petrobras, held on
4/29/2015, approved the overall compensation of administrators (Executive Directors and Board of
Directors) for the period from
April 2015 to March 2016. Amounts correspond to the
period from January to
December 2015.
The number of members was determined as specified in Official Letter CVM/SEP/no.
01/2017.
Board of Directors and Fiscal Council members receive no amounts for vacation.
The Ordinary General Meeting of Petrobras, held on
4/29/2015, approved the overall compensation of administrators (Executive Directors and Board of
Directors) for the period from
April 2015 to March 2016.
Total compensation
1,736,631.13
16,999,302,76
783,012.36
19,518,946.25

PETROBRAS

Total compensation for the Fiscal Year ending on 31/12/2014 - Annual Amounts				
	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members	10.00	7.00	5.00	22.00
Number of paid members	9.00	7.00	5.00	21.00
Fixed Annual Compensation				
Salary or Pro-labore	1,087,611.04	9,137,494.32	604,228.35	10,829,333.71
Direct and Indirect	101,003.70	549,352.98	0.00	650,356.68
Participation in Committees	0.00	0.00	0.00	0.00
Other	217,521.90	2,585,438.86	120,845.49	2,923,806.25
Description of other fixed compensation	Pursuant to guidance by Ministry of Planning, Budget, and Management's Department for Coordination and Governance of State-Owned Companies ("DEST") through Official Letter No. 05/DEST-MP, dated of 01/21/2014, the charges with Severance Reserve Fund for Time of Service (FGTS) and Social Security (INSS) were included in the overall amount for administrators submitted for approval to the 2014 General Shareholders Meeting of Petrobras. These charges were already practiced by the Company but were not explicit in the amounts previously approved by the GSM of Petrobras. There was no payment of compensation relating to the Participation in Committees in the 2014 fiscal year.	Pursuant to guidance by Ministry of Planning, Budget, and Management's Department for Coordination and Governance of State-Owned Companies ("DEST") through Official Letter No. 05/DEST-MP, dated of 01/21/2014, the charges with Severance Reserve Fund for Time of Service (FGTS) and Social Security (INSS) were included in the overall amount for administrators submitted for approval to the 2014 General Shareholders Meeting of Petrobras. These charges were already practiced by the Company but were not explicit in the amounts previously approved by the GSM of Petrobras.	Pursuant to guidance by Ministry of Planning, Budget, and Management's Department for Coordination and Governance of State-Owned Companies ("DEST") through Official Letter No. 05/DEST-MP, dated of 01/21/2014, the charges with Severance Reserve Fund for Time of Service (FGTS) and Social Security (INSS) were included in the overall amount for administrators submitted for approval to the 2014 General Shareholders Meeting of Petrobras. These charges were already practiced by the Company but were not explicit in the amounts previously approved by the GSM of Petrobras.	

74

Variable
Compensation
Bonus 0.00 615,857.42 0.00 615,857.42
Profit sharing
0.00
1,790,352.98
0.00
1,790,352.98
Participation
at meetings
0.00
0.00
0.00
0.00
Commissions 0.00 0.00 0.00 0.00
Other 0.00 0.00 0.00 0.00
Description of
other variable compensation
Post- 0.00 749,792.30 0.00 749,792.30
Termination
of Office 0.00 0.00 0.00 0.00
Stock Based 0.00 0.00 0.00 0.00
Note The President is also a
member of the Company’s Board of Directors. However, this participation is not remunerated.
In compliance with Law
no. 12,353, dated of
12/28/2010, Petrobras altered its Bylaws and elected on 3/19/2012 the employee representative on the Board of Directors; thus, the number of members increased from
9 to 10.
The number of members was determined as specified in Official
Letter CVM/SEP/no.
01/2017.
Board of Directors and Fiscal Council members receive no amounts for vacation. The Extraordinary
General Meeting of
Petrobras, held in
2/28/2012, changed the Company’s Bylaws, increasing the number of Executive Directors
members. The number of members was determined as specified in Official Letter CVM/SEP/no. 01/2017. The differences between the total remuneration planned in the Company’s
Reference Form filed in
2014 for the 2014 fiscal year (January to
December 2014, R$
19,355,281.75) in comparison to the total remuneration executed (R$ 17,559,499.34) for this same period occurred mainly because the forecast for 2014 included a projection for 8 officers (average of 7.67 officers because from
March on, amounts were projected) while actual execution encompasses 7 officers. Board of Directors and
Fiscal Council members receive no amounts for vacation.
The number of members was determined as specified in Official Letter CVM/SEP/no. 01/2017.
Total
compensation 1,406,136.64 15,428,288.86 725,073.84 17,559,499.34

13.3 - Variable Compensation of Board of Directors, Statutory Office and Fiscal Council
Variable Compensation Planned for the current Fiscal Year – 2017
Board of
Directors
Statutory
Office
Fiscal
Council
Total
Total number of members
0.00
8.00
0.00
8.00
Number of paid members (1)
0.00
0.00
0.00
0.00
Bonus
Minimum amount estimated by compensation plan
0.00
0.00
0.00
0.00
Maximum amount estimated by compensation plan
0.00
0.00
0.00
0.00
Value planned in compensation plan, if targets are achieved
0.00
0.00
0.00
0.00
Profit sharing
Minimum amount estimated by compensation plan
0.00
0.00
0.00
0.00
Maximum amount estimated by compensation plan
0.00
0.00
0.00
0.00
Value planned in compensation plan, if targets are achieved
0.00
0.00
0.00
0.00
Notes:
Corresponds to the number of officers and board members, as applicable, to whom variable compensation may be applied in the period, as provided for in Official Letter CVM/SEP/No.
01/2017.

Fiscal Year ended on December 31, 2016 (1)
Board of
Directors
Statutory
Office
Fiscal
Council
Total
Total number of members
0.00
8.00
0.00
8.00
Number of paid members (1)
0.00
0.00
0.00
0.00
Bonus
Minimum amount estimated by compensation plan
0.00
0.00
0.00
0.00
Maximum amount estimated by compensation plan
0.00
0.00
0.00
0.00
Value planned in compensation plan, if targets are achieved
0.00
0.00
0.00
0.00
Profit sharing
Minimum amount estimated by compensation plan
0.00
0.00
0.00
0.00
Maximum amount estimated by
compensation plan
0.00
0.00
0.00
0.00
Value planned in compensation
plan, if targets are achieved
0.00
0.00
0.00
0.00
Notes:
Corresponds to the number of officers and board members, as applicable, to whom variable compensation may be applied in the period, as provided for in Official Letter CVM/SEP/No.
01/2017.

Fiscal Year ended on December 31, 2015 (1)
Board of
Directors
Statutory
Office
Fiscal
Council
Total
Total number of members
0.00
8.00
0.00
8.00
Number of paid members (1)
0.00
0.00
0.00
0.00
Bonus
Minimum amount estimated by
compensation plan
0.00
0.00
0.00
0.00
Maximum amount estimated by
compensation plan
0.00
0.00
0.00
0.00
Value planned in compensation
plan, if targets are achieved
0.00
0.00
0.00
0.00
Value effectively recognized in
fiscal year result
0.00
0.00
0.00
0.00
Profit sharing
0.00
0.00
0.00
0.00
Minimum amount estimated by compensation plan
0.00
0.00
0.00
0.00
Maximum amount estimated by
compensation plan
0.00
0.00
0.00
0.00
Value planned in compensation
plan, if targets are achieved
0.00
0.00
0.00
0.00
Value effectively recognized in fiscal year result
0.00
0.00
0.00
0.00
Notes:
Corresponds to the number of officers and board members, as applicable, to whom variable compensation recognized in the result for the issuer in the period was applied, as provided for in
Official Letter CVM/SEP/No. 01/2017.

PETROBRAS

Fiscal Year ended on December 31, 2014 (1)				
	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members	0.00	7.00	0.00	7.00
Number of paid members (2)	0.00	7.00	0.00	7.00
Bonus				
Minimum amount estimated by compensation plan	0.00	0.00	0.00	0.00
Maximum amount estimated by compensation plan	0.00	615,857.42	0.00	615,857.42
Value planned in compensation plan, if targets are achieved	0.00	615,857.42	0.00	615,857.42
Value effectively recognized in fiscal year result	0.00	615,857.42	0.00	615,857.42
Profit sharing				
Minimum amount estimated by compensation plan	0.00	994,640.54	0.00	994,640.54
Maximum amount estimated by compensation plan	0.00	1,790,352.98	0.00	1,790,352.98
Value planned in compensation plan, if targets are achieved	0.00	1,790,352.98	0.00	1,790,352.98
Value effectively recognized in fiscal year result(3)	0.00	1,790,352.98	0.00	1,790,352.98

Notes:
The Company's Variable Compensation Plan was altered in 2014, whereas new conditions and calculation methods were defined for variable compensation installments granted to administrators.
Corresponds to the number of officers and board members, as applicable, to whom variable compensation recognized in the result for the issuer in the period was applied, as provided for in Official Letter CVM/SEP/No. 01/2017.
(3) The values considered refer to the first installment of the Variable Compensation Program in 2013, as approved by the Extraordinary General Meeting of Petrobras held on 4/2/2014.

13.4 - Stock based compensation plan for Board of Directors and Statutory Office

Non-applicable, as the company does not distribute stock based compensation.

13.5 - Stock based compensation for Board of Directors and Statutory Office

Non-applicable, as the company does not distribute stock based compensation.

13.6 - Information on outstanding options held by Board of Directors and Statutory Office

Non-applicable, as the company does not distribute stock based compensation.

79

13.7 – Options exercised and shares delivered in connection to stock based compensation for
Board of Directors and Statutory Office
Non-applicable, as the company does not distribute stock based compensation.
13.8 – Information necessary to understand the data disclosed on items 13.5 to 13.7 - Stock and stock options pricing method
a. Pricing model
Non-applicable, as the company has no stock based compensation plan.

b.	Data and assumptions used in the pricing model, including weighted average price of shares, price in the period, expected volatility, option life term, expected dividends, and risk-free interest rate

Non-applicable, as the company has no stock based compensation plan.
c. Method used and assumptions made to incorporate expected effects of early exercise
Non-applicable, as the company has no stock based compensation plan.
d. Method to determine expected volatility
Non-applicable, as the company has no stock based compensation plan.
e. If any other option feature was incorporated in measurement of its fair value
Non-applicable, as the company does not distribute stock based compensation.
13.9 - Participations in shares, quotas and other convertible securities held by administrators and Fiscal Council members – by body
Securities Issued by the Company as of 12/31/2016
Executive Directors
Security Features
Quantity
FGTS Quota
0
Investment Fund Quota
0
Common Shares
0
Preferred stock
27,993
Board of Directors
Security Features
Quantity
FGTS Quota
0

Investment Fund Quota 1
Common Shares 100
Preferred stock 1,100
Fiscal Council
Security Features
Quantity
FGTS Quota
0
Investment Fund Quota
2,158
Common Shares
5,000
Preferred stock
8,471
The members of the Board of Directors, Statutory Office and Fiscal Council did not hold either directly or indirectly, as of the closing date of the last fiscal year, shares or quotas in Brazil or abroad, or other securities convertible into shares or quotas issued by the Company or its direct or indirect controllers and/or controlled companies or companies under common control, as of the closing date of the last fiscal year, other than those listed in the tables above.
13.10 – Information on pension plans offered to members of board of directors and statutory officers
Board of
Directors Executive
Directors
Total number of members Non-applicable 8
Number of paid members 7
Name of the plan Petros 2, Petros, and Private
Pension
Number of administrators who meet retirement
conditions Considering that Petrobras
administrators are statutory in nature and, consequently, may be removed from office at any time by a decision of the Board of Directors or the Shareholders Meeting, it’s not the case of considering the number or conditions of early retirement.
Conditions for early retirement Considering that Petrobras
administrators are statutory in nature and, consequently, may be removed from office at any time by a decision of the Board of Directors or the Shareholders Meeting, it’s
not the case of considering the number or conditions of early retirement.
Updated accrued value of cumulated Non-applicable R$ 1,055,069.89 contributions up to the closing of the last fiscal
year, discounting the portion relating to contributions made directly by administrators
Total accrued value of cumulated contributions
up to the closing of the last fiscal year, discounting the portion relating to contributions made directly by administrators
Non-applicable R$ 1,055,069.89
Possibility of early redemption and conditions Pension plans have specific rules and conditions for early redemption, among which the
possibility of redeeming only part
of the contributions made by participants. In general, if the administrator wishes to execute redemption, which can only be performed upon termination of their relationship with the Company, such administrator will receive a portion of the balance referring to their portion of contribution, whereas values referring to contributions by the Company may not be redeemed. The alternative to redemption is self-sponsorship, which allows collecting the benefits provided for in the plan, without the impacts that would be produced by the loss of relationship and the compensation paid by the Company.

13.11 – Maximum, minimum, and average individual compensation of Board of Directors, Statutory Office and Fiscal Council
Annual Amounts
Statutory Office
12/31/2016 12/31/2015 12/31/2014
Number of members 7.67 8.00 7.00
Number of paid members 7.67 8.00 7.00
Amount of highest
compensation (Reais) 2,240,007.40 2,168,850.76 2,649,793.98
Amount of lowest
compensation (Reais) 1,994,839.17 305,461.68 2,030,751.74
Average amount of
compensation (Reais) 2,212,752.14 2,124,912.84 2,204,041.27
Board of Directors
12/31/2016 12/31/2015 12/31/2014
Number of members 11.00 13.67 10.00
Number of paid members 9.33 11.33 9.00
Amount of highest 171,361.46 156,602.47 186,019.09
compensation
Amount of lowest
compensation (Reais) 149,039.98 156,602.47 145,014.77
Average amount of
compensation (Reais) 168,338.59 153,277.24 156,237.40
Fiscal Council
12/31/2016 12/31/2015 12/31/2014
Number of members 5.00 5.00 5.00
Number of paid members 5.00 5.00 5.00
Amount of highest
compensation (Reais) 170,868.54 156,602.47 145,014.77
Amount of lowest
compensation (Reais) 170,868.54 156,602.47 145,014.77
Average amount of
compensation (Reais) 163,341.28 156,602.47 145,014.77
Statutory Office
12/31/2016
- The number of members for each body was determined as specified in Official Letter CVM/SEP/no. 01/2017.
- Lowest annual individual compensation value was assessed to the exclusion of members who remained in the position for less than 12 (twelve) months.
- To inform the highest compensation, we considered all compensation recognized in fiscal year results, whereas the member holding the highest individual compensation exercised their duties during 12 (twelve) months in the fiscal year.
12/31/2015 - The number of members for each body was determined as specified in
Official Letter CVM/SEP/no. 01/2017.
- Lowest annual individual compensation value was assessed considering the compensation effectively recognized in fiscal period results, whereas all members exercised their duties for less than 12 (twelve) months.
- To inform the highest compensation, we considered all compensation recognized in fiscal year results, whereas the member holding the highest individual compensation exercised their duties during 9 (nine) months in the fiscal year.
12/31/2014 - The number of members for each body was determined as specified in
Official Letter CVM/SEP/no. 01/2017.
- Lowest annual individual compensation value was assessed to the exclusion of members who remained in the position for less than 12 (twelve) months.
- To inform the highest compensation, we considered all compensation recognized in fiscal year results, whereas the member holding the highest individual compensation exercised their duties during the 12 (twelve) months in the fiscal year.
Board of Directors
12/31/2016
- The number of members for each body was determined as specified in
Official Letter CVM/SEP/no. 01/2017.
- Lowest annual individual compensation value was assessed to the exclusion of members who remained in the position for less than 12
(twelve) months.
- To inform the highest compensation, we considered all compensation recognized in fiscal year results, whereas the member holding the highest individual compensation exercised their duties during the 12 (twelve) months in the fiscal year.
12/31/2015
- The number of members for each body was determined as specified in
Official Letter CVM/SEP/no. 01/2017.
- Lowest annual individual compensation value was assessed to the exclusion of members who remained in the position for less than 12 (twelve) months.
- To inform the highest compensation, we considered all compensation recognized in fiscal year results, whereas the member holding the highest individual compensation exercised their duties during the 12 (twelve) months in the fiscal year.
12/31/2014
- The number of members for each body was determined as specified in
Official Letter CVM/SEP/no. 01/2017.
- The President was also a member of the Company’s Board of Directors. However, this participation is not remunerated. As such, the amount referring to the Board of Directors considers 9.00 paid members.
- Lowest annual individual compensation value was assessed to the exclusion of members who remained in the position for less than 12 (twelve) months.
- To inform the highest compensation, we considered all compensation recognized in fiscal year results, whereas the member holding the highest individual compensation exercised their duties during the 12 (twelve) months in the fiscal year.
Fiscal Council
12/31/2016
- The number of members for each body was determined as specified in
Official Letter CVM/SEP/no. 01/2017.
- Lowest annual individual compensation value was assessed to the exclusion of members who remained in the position for less than 12 (twelve) months.
- To inform the highest compensation, we considered all compensation recognized in fiscal year results, whereas the member holding the highest individual compensation exercised their duties during the 12 (twelve) months in the fiscal year.
12/31/2015
- The number of members for each body was determined as specified in
Official Letter CVM/SEP/no. 01/2017.
- Lowest annual individual compensation value was assessed to the exclusion of members who remained in the position for less than 12 (twelve) months.
- To inform the highest compensation, we considered all compensation recognized in fiscal year results, whereas the member holding the highest individual compensation exercised their duties during the 12 (twelve) months in the fiscal year.
12/31/2014
- The number of members for each body was determined as specified in
Official Letter CVM/SEP/no. 01/2017.
- Lowest annual individual compensation value was assessed to the exclusion of members who remained in the position for less than 12 (twelve) months.
- To inform the highest compensation, we considered all compensation recognized in fiscal year results, whereas the member holding the highest individual compensation exercised their duties during the 12 (twelve) months in the fiscal year.
13.12 - Compensation or indemnity mechanisms for administrators in case of removal from office or retirement Until the date of this Reference Form, there were no contractual arrangements, insurance policies for Company administrators in case of dismissal from office or retirement.
For details related to insurance policies involving the payment or reimbursement of expenses borne by Company administrators, see item 12.11 item of the Company’s Reference Form.
The Extraordinary General Meeting held on April 28, 2016 approved inclusion in the Bylaws of the non-compete concept, provided for in Law No. 12,813/2013, which addresses the conflict of interest in holding an office or employment in the Federal Executive Branch and subsequent impediments to holding public office or employment. On the same occasion, at the Ordinary General Meeting, payment of non-compete compensation became conditioned to approval on a case by case basis by the Office of the President of the Republic’s Public Ethics Committee – CEP/PR, in compliance with current legislation.

PETROBRAS

Non-compete compensation shall be calculated by multiplying the monthly fee of administrators by a period of six months.

13.13 - Percentage of total compensation held by administrators and Board of Directors, Statutory Office or Fiscal Council members who are related parties to controllers

	Executive Directors	Board of Directors	Fiscal Council
2014	0.00%	33.33%	0.00%
2015	0.00%	0.00%	0.00%
2016	0.00%	0.00%	0.00%

13.14 - Compensation of administrators and Fiscal Council members, grouped by organ, received for any reason other than the position held

In the last 3 (three) fiscal years, there was no payment of compensation for Board of Directors, Executive Directors or Fiscal Council members for any reason other than the position they hold.

13.15 - Compensation of administrators and Fiscal Council members recognized in the result of directs or indirect controllers, companies under common control, and Company subsidiaries.

Regarding the last 3 (three) fiscal years, no values are recognized in the results direct or indirect Company controllers, companies under common control and controlled companies, as compensation of Board of Directors, Executive Directors or Fiscal Council members, even if unrelated to the position held in the Company.

13.16 - Other relevant information

The information referring to the years 2014 to 2016 corresponds to the fiscal year period, i.e., from January to December, and consequently it has no correlation to the amount that is approved in the Ordinary General Meeting ("OGM"), which corresponds to the period from April to March of the following year.

In the information referring to the year 2017, encompassing January to December, the quantitative indicators and amounts taken into consideration in calculations, from the month of February on, are projected.

The Ordinary General Meeting ("OGM") held on April 28, 2016 approved the overall compensation of administrators (Executive Directors and Board of Directors) for the period from April 2016 to March 2017.

The Extraordinary General Meeting ("EGM") held on April 28, 2016, approved the amendment to the Bylaws to remove the provision for alternate members to the Board of Directors.

The Ordinary General Meeting ("OGM") scheduled for April 27, 2017 will decide on the overall compensation of administrators (Executive Directors and Board of Directors) for the period from April 2017 to March 2018.

86

ANNEX II

MANAGEMENT REMARKS ABOUT THE COMPANY’S FINANCIAL STATUS, IN COMPLIANCE WITH ART. 9 OF CVM INSTRUCTION NO. 481/09

10. Remarks made by the officers
10.1. The officers must comment on:
The financial information included herein, except as expressly provided, refers to the Company’s consolidated financial statements for fiscal years ended December 31, 2014, 2015 and 2016.
a) general financial and asset conditions
The Company’s officers declare that the Company’s financial strategy is focused on the return of the net financial leverage (Net Debt/(Net Debt + Equity) and the Net Debt/LTM Adjusted EBITDA ratio to appropriate ranges, maintaining the capital cost as low as possible, given the current financial environment.
With respect to the Company’s equity conditions, on December 31, 2016, the consolidated equity was BRL 252,743 million, compared to BRL 257,930 million on December 31, 2015; BRL 310,722 million on December 31, 2014; and BRL
349,334 million on December 31, 2013.
The directors declare that the changes in the Company’s equity described above took place mainly due to the results obtained in the respective fiscal years, the impacts of cash flow hedge on exports and of the actuarial review on other comprehensive results.
On December 31, 2016, the net debt of the Company (defined as short- and long-term indebtedness less the sum of cash and cash equivalents, including federal government securities, US, Germany and England government securities and time deposits with maturities longer than three months) was BRL 314,120 million, compared to BRL 392,136 million on December 31, 2015; BRL 282,089 million on December 31, 2014; and BRL 221,563 million on December 31, 2013. The Company’s officers declare that the reduction in the Company’s net debt in relation to the value of 2015 was due to the appreciation of the Brazilian real (16.5%) against the US dollar, the early repayment of the foreign currency debt portion with resources obtained in the divestments made and with the resources generated by the operational activities, which in turn impacted the net financial leverage of the Company, represented by the Net Debt/(Net Debt + Equity) ratio, which was 55% on December 31, 2016, compared to 60% on December 31, 2015; 48% on December 31, 2014; and 39% on December 31, 2013. The Company’s officers also declare that the change of 16-percentage points’ change in the

PETROBRAS

Company's net financial leverage between December 31, 2013 and December 31, 2016 was due to the net debt increase and the equity decrease verified for the period.

In 2016, the Company reported an Adjusted EBITDA of BRL 88,693 million, compared to the BRL 76,752 million, BRL 59,883 million and BRL 59,132 million recorded in 2015, 2014 and 2013, respectively. The Company's officers commented that said variation in the Company's Adjusted EBITDA contributed to the reduction of the Company's Adjusted Net Debt / Adjusted EBITDA Index, which ranged from 3.75 on December 31, 2013 to 4.71 at 31 December 2014, 5.11 at December 31, 2015 to 3.54 at December 31, 2016 (noting that, as of December 31, the indicator nomenclature is Net Debt Index / Adjusted EBITDA LTM).

On December 31, 2016, the current liquidity ratio of the Company (meaning the ratio obtained by dividing current assets by current liabilities) was 1.80, compared to 1.52 on December 31, 2015, 1.63 on December 31, 2014, and 1.54 on December 31, 2013. The Company's officers comment that the increase in the liquidity index as of December 31, 2016,was due to the greater reduction in current liabilities (-27%) compared to current assets (-13%), especially the increase in assets classified as held for sale on current assets, and the reduction of the current portion of long-term indebtedness in current liabilities.

The Company's officers declare that throughout 2016, the Company used traditional sources of financing (Export Credit Agency - ECAs, banking system, capital market and development banks) to raise the necessary funds to complement the early repayment of debt and financing of its investments. In 2017, the Company expects to have the funds generated by the disinvestment program, in addition to the traditional sources of funding and new markets to meet its liquidity needs.

b) Capital structure

The table below shows the capital structure of Petrobras, representing the funding patterns of its operations:

In millions of Brazilian Reals (BRL)	On December 31		
	2014	2015	2016
Equity (Own Capital)	310,722	257,930	252,743
Current Liabilities + Non current Liabilities (Third-Party Capital)	482,653	642,205	552,202
Total Liabilities (Third-Party Capital + Equity)	793,375	900,135	804,945
Third-Party Capital / Total Liabilities	61%	71%	69%
Equity / Total Liabilities	39%	29%	31%

88

c) Payment capacity regarding financial undertakings
The Company’s officers declare that, in the fiscal years ended December 31,
2016, 2015 and 2014, the Company used the funds provided by its operating cash generation, borrowings and by its disinvestments, with the main purpose of fulfilling the debt service obligations and financing investments in business areas.
The following is the capital structure of Petrobras in net terms, including information on cash and cash equivalents of the Company in the last three fiscal years:
In millions of Brazilian Reals (BRL) On December 31
2014 2015 2016
Equity (Own Capital) 310,722 257,930 252,743
Current Liabilities + Non current Liabilities (Third-Party
Capital)
Cash and cash equivalents and marketable securities* 482,653
68,946 642,205
100,887 552,202
71,664
Net Third-Party Capital 413,707 541,318 480,538
Total Net Liabilities (Net Third-Party Capital + Equity) 724,429 799,248 733,281
Net Third-Party Capital / Total Net Liabilities 57% 68% 66%
Equity / Total Net Liabilities 43% 32% 34%
* Federal government securities and time deposits (maturity longer than three months).
The Company believes that through its cash and cash equivalents, including federal government securities and time deposits with maturities longer than three months, of BRL 71,664 million on December 31, 2016; the operating cash generation; the funds from disinvestments; and access to traditional sources of funding, it will succeed in maintaining its payment capacity in relation to commitments undertaken without any compromise of its financial health.
On December 31, 2016, the Company had cash and cash equivalents of BRL
69,108 million which, with federal government securities and Time Deposits with maturities greater than three months of BRL 2,556 million, added up to BRL 71,664 million. On the same date, the Company had a Net Debt/EBITDA ratio of 3.54x.
On December 31, 2015, the Company had cash and cash equivalents of BRL
97,845 million which, with federal government securities and Time Deposits with maturities greater than three months of BRL 3,042 million, added up to BRL 100,887 million. On the same date, the Company had a Net Debt/EBITDA ratio of 5.11x.

On December 31, 2014, the Company had cash and cash equivalents of BRL
44,239million which, with federal government securities and Time Deposits with maturities greater than three months of BRL 9,085 million, added up to BRL 68,946 million. On the same date, the Company had a Net Debt/EBITDA ratio of 4.71x.
d) financing sources for working capital and investment on non-current assets used
The Company’s Officers commented that the sources of funds used by the Company in the last three fiscal years were operating cash flow, loans and financing, issuance of non-convertible securities issued in the capital markets and sale of investments.
Operating activities arising from continuing operations generated BRL 89.709 billion cash flow in 2016, compared to BRL 86.670 billion in 2015 and BRL
62.241 billion in 2014.
In 2014, the operating cash flow increased by 1% compared to 2013. Excluding lhe effects of currency translation, the resources generated by operating activities increased 11% in Reais, mainly driven by the increase in gross profit and reduced inventory levels. In 2015, the operating cash flow grew by 39% compared to 2014, totaling BRL 86.670 billion. The main reasons for this increase were the higher diesel and gasoline prices, the increase in oil exports and the reduction in spending on imports and government participation due to the decline in international prices. In 2016, operating cash generation increased by 4% compared to 2015, totaling BRL 89,709 billion. The main reason for this increase was a new pricing policy announced in 2016, and a reduction in manageable operating expenses.
Among the most significant fund raising transactions occurring in the last three fiscal years are:
In December 2016, Petrobras had borrowed an amount of USD 5.0 billion from the China Development Bank (“CDB”). The total term of the operation is 10 years.
In November 2016, Petrobras contracted with Caixa Econômica Federal (“CEF”) an export credit note in the amount of USD 1.08 billion, used to extend credit operations with that financial institution.
In October 2016, Petrobras, through its indirect wholly-owned subsidiary Petrobras Global Trading BV (“PGT”), contracted export prepayments of USD 1.2 billion with Banco Santander, in order to lengthen credit operations with that financial institution.
In March 2016, Petrobras, through its wholly-owned subsidiary Petrobras Netherlands BV (“PNBV”), entered into a USD 1.0 billion “Sale & Leaseback” structured transaction with the Industrial and Commercial Bank Of China Leasing.

In May and July 2016, Petrobras, through its indirect wholly-owned subsidiary Petrobras Global Finance BV (“PGF”), issued USD 9.8 billion of securities in the international market, with maturities of 5 and 10 years, whose proceeds were used for repurchase of bonds due to 2020.
In March, July and October 2016, Petrobras, through the PGT, raised funds from Export Credit Agencies (ECAs) in the amount of USD 0.3 billion.
In August 2015, Petrobras, through its wholly owned subsidiary Petrobras Distribuidora SA – BR Distribuidora, issued BRL 3.5 billion in debentures, with a term of 5 years.
In June 2015, through its wholly owned subsidiary Petrobras Global Finance BV (PGF), issued a Century bond in the international market in the amount of USD 2.5 billion.
In November and December, 2015, Petrobras, through the PGT, contracted financing from Export Credit Agencies (ECAs) in the amount of USD 0.85 billion.
In April and June 2015, Petrobras, through the PGT, contracted export prepayments with CDB, amounting to USD 5 billion. The total period of operation is 10 years.
In 2015, Petrobras contracted financing in BRL from the National Bank for Economic and Social Development (“BNDES”) in the amount equivalent in US dollars of USD 0.5 billion and, through PNBV contracted financing in BRL from BNDES in the amount equivalent in US Dollars of USD 0.163 billion.
In April, June and September 2015, Petrobras, through its wholly owned subsidiary Petrobras Distribuidora SA - BR Distribuidora, issued BRL 11.5 billion in export credit notes, with Brazilian commercial banks.
In February 2014, Petrobras, through PGT, contracted prepayment of export with the CBD, in the amount of USD 3.0 billion. The total period of operation is 10 years.
In February, March, April, June and October 2014, Petrobras, through PGT, contracted export prepayments with maturities of six years, with international commercial banks, subject to future sales totaling USD 3.7 billion.
From January to December 2014, Petrobras contracted financing in BRL from BNDES in the amount equivalent in US dollars of USD 1.8 billion, and through PNBV also the equivalent value in US Dollars of USD 0,4 billion.
In January and March 2014, Petrobras, through PGF, issued bonds in the

PETROBRAS

international market in the total amount of approximately USD 13.9 billion.

- For domestic and international capital market operations, (i) Petrobras or (ii) Petrobras through one of its wholly owned subsidiaries, issued a total of operations as shown in the table below:

Year	Capital Market Funding			
	In Million of USD		In Million of BRL	
	International Capital Market	National Capital Market	International Capital Market	National Capital Market
2014	12,422	1,770	29,251	4,000
2015	2,019	1,008	6,283	3,510
2016	9,810	0	33,450	0

e) financing sources for working capital and investment on non-current assets to be used on net deficiencies coverage

The Company's officers report that in 2016 the Company financed the working capital and investments in non-current assets by means of the Company's cash and long-term debt as issuance of bonds in the international market, export credit agency loans, export financing taken with Brazilian and foreign banks, financing from development banks in Brazil and abroad, credit lines with domestic and international commercial banks and asset divestments.

f) debt levels and features:

i. relevant loan and financing agreements

The Company's Officers commented that from January to December 2016 the company raised BRL 64,786 million, using the traditional sources of financing (Export Credit Agency ECAs, banking market, capital markets and development banks) to obtain the necessary resources to debt rollover and investment financing. Of note was the issuance of bonds in the international capital markets (Global Notes), in the amount of USD 9.75 billion and with maturities of 5 and 10 years, for repurchase bonds (tender offer) in the amount of US $ 9.3 billion. In addition, the Company prepaid debts with BNDES, which totaled BRL equivalents of USD 6.75 billion. As of December 31, 2016, the average debt maturity was 7.46 years (7.14 years as of December 31, 2015). Interest and principal amortizations totaled BRL 131,395 million in 2016, 86.1% higher than in 2015.

92

Additionally, in the fiscal year ended December 31, 2015, the Company raised BRL 56,158 million, in special relative to the cooperation agreements signed with China Development Bank (CDB) in the amount of USD 5 billion and the issuance of Global Notes with maturity of 100 years (USD 2.5 billion), and bilateral loans with Brazilian banks. On December 31, 2015, the average maturity of the debt stood at 7.14 years (6.10 years in 2014). The interest and principal amortization totaled BRL 70,592 million in 2015, 87% higher than in
2014.
Finally, the volume of funding operations in the fiscal year ended December
31, 2014, net of depreciation, was BRL 35,134 million (an increase of BRL
1,958 million compared to the year ended December 31, 2013), in special relative to issuance of notes in the amount of USD 13.6 billion capital market, in addition to long-term funding in the banking market in Brazil and abroad.
The information summarized on the Company’s financing on December 31,
2016 is as follows:

PETROBRAS

Maturity in	Up to 1 year	1 a 2 years	2 a 3 years	3 a 4 years	4 a 5 years	5 years and onwards	Total	Fair value
	Consolidated (in BRL million)							
Financing in Brazilian Reais (BRL):	8,032	7,948	14,172	19,570	10,835	18,231	78,788	68,112
Floating rate debt	6,064	6,470	12,733	18,196	9,477	12,270	65,210	
Fixed rate debt	1,968	1,478	1,439	1,374	1,358	5,961	13,578	
Average interest rate	10.2%	9.0%	8.6%	7.2%	6.3%	5.2%	7.9%	
Financing in U.S. Dollars (USD):	21,666	23,889	48,882	32,356	47,235	97,200	271,228	286,276
Floating rate debt	15,758	20,595	37,810	19,363	8,064	40,240	141,830	
Fixed rate debt	5,908	3,294	11,072	12,993	39,171	56,960	129,398	
Average interest rate	5.1%	5.3%	5.3%	5.6%	5.2%	6.6%	6.0%	
Financing in BRL indexed to USD:	891	573	565	565	565	2,489	5,648	5,485
Floating rate debt	77	71	63	63	63	52	389	
Fixed rate debt	814	502	502	502	502	2,437	5,259	
Average interest rate	6.2%	6.4%	6.4%	6.5%	6.6%	6.9%	6.6%	
Financing in Pound Sterling (£):	186	-	-	-	-	6,908	7,094	5.191
Fixed rate debt	186	-	-	-	-	6,908	7,094	
Average interest rate	6.2%	-	-	-	-	6.3%	6.2%	
Financing in Japanese Yen (¥):	286	286	-	-	-	-	572	646
Floating rate debt	286	286	-	-	-	-	572	
Average interest rate	0.5%	0.4%	-	-	-	-	0.5%	
Financing in Euro (€):	713	3,861	4,493	674	2,563	9,333	21,637	21,345
Floating rate debt	3	-	-	521	-	-	524	
Fixed rate debt	710	3,861	4,493	153	2,563	9,333	21,113	
Average interest rate	3.7%	3.9%	4.2%	4.5%	4.6%	4.7%	4.3%	
Financing in other currencies:	22	-	-	-	-	-	22	22
Fixed rate debt	22	-	-	-	-	-	22	
Average interest rate	14.0%	-	-	-	-	-	14.0%	
Total as of December 31, 2016	**31,796**	**36,557**	**68,112**	**53,165**	**61,198**	**134,161**	**384,989**	**387,077**
Total Average interest rate	6.1%	6.0%	5.9%	5.9%	5.4%	6.4%	6.2%	
Total as of December 31, 2015	**57,333**	**44,505**	**62,827**	**88,231**	**60,670**	**179,081**	**492,647**	**426,282**
Total Average interest rate	5.9%	6.4%	5.6%	5.8%	6.9%	6.7%	6.3%	

(*) The average maturity of outstanding debt as of December 31, 2016 is 7.43 years, (7.14 years as of December 31, 2015).

In relation to 31.12.2015, the gross indebtedness of the Petrobras System decreased by 22% and net indebtedness decreased by 20%, mainly because of the 16.5% appreciation of the real and the amortization of debt, using funds from divestments.

94

PETROBRAS

	12.31.2016	12.31.2015	Δ%
			BRL million
Current debt*	31,855	57,407	(45)
Non-current debt*	353,929	435,616	(19)
Total	385,784	493,023	(22)
Cash and cash equivalents	69,108	97,845	(29)
Government securities and time deposits (maturity of more than 3 months)	2,556	3,042	(16)
Adjusted cash and cash equivalents	71,664	100,887	(29)
Net debt**	314,120	392,136	(20)

* Current debt and non-current debt includes Financial Leases in the amount of BRL 59 million and BRL 736 million at December 31, 2016, respectively (BRL 73 million and BRL 303 million at December 31, 2015).
** Gross indebtedness subtracted from adjusted reserves. This metric is not provided for in international accounting standards - IFRS and should not be considered in isolation or in lieu of total long-term debt, calculated in accordance with IFRS. The calculation of net indebtedness should not be a basis for comparison with other companies, but Management believes that it is supplementary information that helps investors to assess liquidity and assists the management of leverage.

Additionally, the Company's net debt on December 31, 2015, corresponding to BRL 391,962 million, was higher by 39% compared to the Company's net debt on December 31, 2014, which amounted to BRL 282,089 million, mainly due to depreciation exchange rate of 47.0%.

	12.31.2015	12.31.2014	Δ%
			BRL million
Current debt*	57,407	31,565	82
Non-current debt**	435,616	319,470	36
Total	493,023	351,035	40
Cash and cash equivalents	97,845	44,239	121
Government securities and time deposits (maturity of more than 3 months)	3,042	24,707	(88)
Adjusted cash and cash equivalents	100,887	68,946	46
Net debt**	392,136	282,089	39

* Includes Finance lease obligations (BRL 48 million on 31.12.2015 and BRL 42 million on 31.12.2014).
** Includes Finance lease obligations (BRL 154 million on 31.12.2015 and BRL 148 million on 31.12.2014).
*** Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Finally, the Company's net debt on December 31, 2014, corresponding to BRL 282,089 million, was higher by 27% compared to the Company's net debt on December 31, 2013, which amounted to BRL 221,563 million as a result of long-term funding and the impact of exchange rate depreciation of 13.4%.

	31.12.2014	31.12.2013	Δ%
			BRL million
Current debt*	31,565	18,782	68
Non-current debt**	319,470	249,038	28
Total	351,035	267,820	31
Cash and cash equivalents	44,239	37,172	19
Government securities and time deposits (maturity of more than 3 months)	24,707	9,085	172
Adjusted cash and cash equivalents	68,946	46,257	49
Net debt**	282,089	221,563	27

* Includes Finance lease obligations (BRL 42 million on December 31, 2014 and BRL$ 38 million on December 31, 2013).

95

**Includes Finance lease obligations (BRL 148 million on December 31, 2014 and BRL 171 million on December 31, 2013).
*** Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.
ii. other long-term relationships with financial institutions
The Company’s Officers commented that the Company has, as of December 31,
2016, an obligation with BNDES Participações SA - BNDESPAR in the amount of BRL 174 million for the balance of the acquisition of 10% of the shares of Rio Polĺmeros SA (RIOPOL), which occurred on August 09, 2010. Payment of the deal was set in three annual installments from 2015, updated by the TJLP plus
2.5% per year, with first installment in the amount of BRL 30,549,141.63 settled on June 11, 2015, and the second installment in the amount of BRL
78,179,500.21 settled on June 13, 2016.
iii. degree of subordination among the debts
The Company’s officers commented that there is no level of contractual subordination between the unsecured corporate debt of the Company. Financial debts with collateral have preferences and privileges provided by law.
In addition, the Company’s total loans, financing and debt securities at December 31, 2016 was BRL 385.8 billion. Of this amount, 87.1% (BRL 336.1 billion) corresponded to the obligation of unsecured nature and 12.9% (BRL
49.7 billion) corresponded to obligations with real guarantees.
Financial institutions require guarantees to Petrobras when lend resources to the Company’s subsidiaries. Some BNDES loans are secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil pipeline and vessels).
Due to guarantee agreement issued by the Federal Government in favor of Multilateral Loan Agencies, motivated by financings funded by TBG Transportadora Brasileira Bolivia-Brazil SA (“TBG”), counter guarantee agreements were entered into, having as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil SA, where TBG undertakes to subject its revenues to the order of the National Treasury until the settlement of the obligations guaranteed by the Union.
Petrobras maintains the management of Special Purpose Entities (“SPEs”), which were created in order to provide capital for the continued development of its transport infrastructure projects and oil and gas production, and improvements in refineries, whose guarantees to national and international financial agents are the own assets of the projects, as well as a pledge of credit rights and shares of the SPEs.
iv. possible restrictions imposed on the issuer, particularly regarding the limits of indebtedness and hiring new debt, dividend distribution, asset transfers, the issuing of new securities, and the transfer of corporate control
The Company’s officers commented that there are financial covenants in agreements entered into with BNDES from 2009, which restrict the ratio of net debt in Brazilian Real (BRL) and EBITDA to exceed 5.5.
The Company has no other obligations to enter into covenants related to financial indicators in other financing agreements.
The Company’s officers commented that although the Company has other obligations related to loan agreements (covenants), such as the presentation of financial statements within 90 days for the interim periods without the independent auditors review, and 120 days for end of the year with grace periods that extend those periods in 30 to 60 days, depending on funding.
The Company’s Officers declare that to the best of their knowledge, on
31/12/2016, the company does not failed to comply with any covenant in its financial contracts.
Additionally, the Company is a party in contracts, with possible early maturity in the event of the Company’s disposition of control and assets, provided that the sale does not cause a material adverse effect on the Company.
g) usage limits for financing that has already been hired
Upon fulfillment of the conditions precedent of the contracts, the values below are available for drawdown:
Company Contracted Used
Balance (On December 31, 2016)
Percentage used (On December 31, 2016))
Abroad (Amounts in USD million)
PGT 1,000 - 1,000 0.0%
Petrobras 1,500 - 1,500 0.0%
In the country (Amounts in R$ million)
Petrobras 254 240 14 94.5% Transpetro 2,734 706 2,028 25.8%

PNBV 9,878 2,295 7,583 23.2%
h) significant changes in each financial statement item
The Company’s Officers commented that the financial information contained and analyzed below is derived from the consolidated financial statements for the fiscal years ended December 31, 2016, 2015 and 2014.

PETROBRAS

In BRL Million										Consolidated
	2016	2015	2014	Vertical Analysis %			2016 x 2015		2015 x 2014	
				2016	2015	2014	BRL	%	BRL	%
Sales revenue	282,589	321,638	337,260	100	100	100	(39,049)	(12.1)	(15,622)	(4.6)
Cost of products and services sold	(192,611)	(223,062)	(256,823)	(68.2)	(69.4)	(76.1)	30,451	(13.7)	33,761	(13.1)
Gross profit	89,978	98,576	80,437	31.8	30.6	23.9	(8,598)	(8.7)	18,139	22.6
Sales Expenses	(13,825)	(15,893)	(15,974)	(4.9)	(4.9)	(4.7)	2,068	(13.0)	81	(0.5)
General e Administrative Expenses	(11,482)	(11,031)	(11,223)	(4.1)	(3.4)	(3.3)	(451)	4.1	192	(1.7)
Exploration costs for oil and gas extraction	(6,056)	(6,467)	(7,135)	(2.1)	(2.0)	(2.1)	411	(6.4)	668	(9.4)
Costs of reserarch and technological development	(1,826)	(2,024)	(2,589)	(0.6)	(0.6)	(0.8)	198	(9.8)	565	(21.8)
Tax expenses	(2,456)	(9,238)	(1,801)	(0.9)	(2.9)	(0.5)	6,782	(73.4)	(7,437)	412.9
Loss on asset recovery value - Impairment	(20,297)	(47,676)	(44,636)	(7.2)	(14.8)	(13.2)	27,379	(57.4)	(3,040)	6.8
Retirement of additional expenses capitalized unduly	--	--	(6,194)	--	--	(2)	--	-	-	(100.0)
Other expenses, net	(16,925)	(18,638)	(12,207)	(6.0)	(5.8)	(3.6)	1,713	(9.2)	(6,431)	52.7
	(72,867)	(110,967)	(101,759)	(25.8)	(34.5)	(30.2)	38,100	(34.3)	(9,208)	9.0
Income (loss) before financial income, investments and taxes.	17,111	(12,391)	(21,322)	6.1	(3.9)	(6.3)	29,502	(238.1)	8,931	(41.9)
Financial income	3,638	4,867	4,634	1.3	1.5	1.4	(1,229)	(25.3)	(17,025)	5.0
Financing expenses	(24,176)	(21,545)	(9,255)	(8.6)	(6.7)	(2.7)	(2,631)	12.2	(12,290)	132.8
Exchange and monetary variation	(6,647)	(11,363)	721	(2.4)	(3.5)	0.2	4,716	(41.5)	(12,084)	(1,676.0)
Net financials	(27,85)	(28,041)	(3,900)	(9.6)	(8.7)	(1.2)	856	(3.1)	(24,141)	619.0
Investments participations	(629)	(797)	451	(0.2)	(0.2)	0.1	168	(21.1)	(1,248)	(276.7)
Profits and results participation	--	-	(1,045)	-	-	(0.3)	-	-	1,045	(100.0)
Income (loss) before taxes	(10,703)	(41,229)	(25,816)	(3.8)	(12.8)	(7.7)	30,526	(74.0)	25,816	59.7
Income tax and social contribution	(2,342)	6,058	3,892	(0.8)	1.9	1.2	(8,400)	(138.7)	(45,121)	55.7
Net income (loss)	(13,045)	(35,171)	(21,924)	(4.6)	(10.9)	(6.5)	22,126	(62.9)	21,127	60.4
Attributable to:				-	-	-				
Petrobras Shareholders	(14,824)	(34,836)	(21,587)	(5.2)	(10.8)	(6.4)	20,012	(57.4)	(13,249)	61.4
Noncontrolling shareholders	1,779	(335)	(337)	0.6	(0.1)	(0.1)	2,114	(631.0)	(34,834)	(0.6)
	(13,045)	(35,171)	(21,924)	(4.6)	(10.9)	(6.5)	22,126	(62.9)	(13,247)	60.4

Consolidated Income Statement Analysis

Fiscal Year 2016 x Fiscal Year 2015

The Company's Officers commented that the Company recorded loss of BRL 14,824 million, reflecting the following factors:

99

Sales revenue
Sales revenues of BRL 282,589 million, 12% lower of fiscal year 2015 (BRL
321,638 million), resulting from:
Revenue reduction in the domestic market (BRL 25,057 million)
reflecting the lower level of economic activity in Brazil, reflecting::
i) lower revenue from byproducts (BRL 13,471 million) by the decrease of 8% in sales, mainly diesel, due to the decline in consumption, and fuel oil by the lower thermal generation and the lower average price of jet fuel and naphtha, partially offset by the higher average prices of diesel and gasoline;
ii) reduction of electric energy revenue (BRL 6,061 million), mainly from generation, reflecting the improvement in hydrological conditions; and
iii) lower natural gas revenues (BRL 5,604 million), due to the reduction of thermoelectric demand and lower prices.
Lower revenues from activities abroad (BRL 10,552 million) due to the sale of PESA, as well as the reduction in sales prices of oil and byproducts; and
Reduction in export revenues (BRL 3,269 million) due to lower oil and byproducts prices, following the decline in international prices, partially offset by higher volume of exports, mainly oil, because of the lower demand in the domestic market, combined with higher domestic production.
Cost of goods sold
Cost of goods sold of BRL 192,611 million, 14% lower than the year 2015 (BRL
223,062 million), reflecting:

lower spending on imports of natural gas, oil and derivatives, due to lower demand in the domestic market and the effect of reduction of 17% in the Brent price, partially offset by the depreciation of 4% in the average rate of the real against the US dollar over the acquisition costs;
lower government participation expenses in Brazil, influenced by the reduction of international oil prices;
reduction of costs associated with activities abroad due to the sale of
PESA and the decline of international oil prices;
reduction of energy costs due to lower thermal demand; and
These effects were offset in part by higher oil production costs, influenced by the increase in depreciation, as a result of the reduction in the estimates of reserves (production units method), mitigated by the lower balance of assets, due to the impairment losses recognized in 2015 and September 2016
Sales Expenses
Sales expenses of BRL 13,825 million, 13% lower than in 2015 (BRL 15,893 million) due to the lower provision for losses on doubtful accounts, mainly related to the electricity sector receivables and to the reduction in freight expenses, as per the lower volume of sales in the domestic market.
Taxes Expenses
Tax expenses of BRL 2,456 million, 73% lower than in 2015 (BRL 9,238 million), mainly due to the adherence in 2015 to the Tax Recovery Programs - REFIS (BRL 5,090 million) and State Amnesties (BRL 1,046 million).
Impairment
Impairment of assets of BRL 20,297 million, 57% lower than in 2015 (BRL
47,676 million) as detailed in Note 14 of the financial statements of December
31, 2016.
Other Operating expenses
Other operating expenses of BRL 16,925 million, 9% lower than in 2015 (BRL
18,638 million), mainly:

positive effect related to the revision of the provision for abandonment liabilities, reflecting the increase in the discount rate and appreciation of the real against the US dollar (BRL 5,414 million);
gross gains on sales of the exploratory block BM-S-8 - Carcará (BRL
2,947 million) and Petrobras Argentina - PESA (BRL 673 million);
reversion of the contingency filed by Triunfo Agro Industrial S/A and other cooperatives, in the amount of BRL 1,378 million, due to the favorable decision in the rescission action filed by the company, confirmed in the degree of appeal;
lower expenses with return of fields to ANP and canceled projects (BRL
1,021 million);
realization of cumulative translation adjustments - CTA - of PESA (BRL
3,627 million), and of Petrobras Nansei (BRL 66 million), arising from exchange depreciation (peso and yen, respectively) previously recognized in stockholders’ equity as cumulative translation adjustment;
higher expenses with the new Voluntary Separation Incentive Plan - PIDV (BRL 3,665 million); and
increase in expenses with unscheduled stoppages (BRL 2,404 million), especially by Idleness drilling rigs.
Net Financials
Net financial expenses of BRL 27,185 million, 3% lower than in 2015 (BRL
28,041 million), due to:
by: Negative exchange and monetary variation in BRL 4,716 million, caused
- exchange variation of the Brazilian real over the net passive exposure in US dollars, positive in BRL 3,711 million, due to the appreciation of 16.5% of the real and net of the reclassification of the exchange variation accumulated in the shareholders’ equity to the result for the realization of the protected exports in scope of the hedge accounting;
- lower negative exchange variation of the real against the euro, due to the reduction of the net passive exposure in that currency (BRL
1,930 million);
- greater positive exchange variation of the US dollar on the passive exposure in pounds, due to the appreciation of the US dollar of
16.5% in 2016, compared to the appreciation of 4.9% in 2015 (BRL
985 million); and
- lower positive exchange rate variation of the US dollar on passive euro exposure due to the appreciation of the US dollar of 3.1% in

2016, compared to the appreciation of the US dollar of 10.4% in
2015 (BRL 1,580 million).
Increase of R $ 2,631 million in financial expenses, reflecting:
- higher average indebtedness resulting from the depreciation of the average exchange rate of the real against the US dollar, net of capitalized financial charges (R $ 3,739 million); and
- Increased interest update on abandonment liability (BRL 1,539 million).
This effect on financial expenses was offset by the recognition of financial charges on adherence to the Tax Recovery Program - REFIS BRL
2,527 million in 2015.
Lower financial income, mainly due to the lower average balance applied, as well as the lower gain on derivatives in commercial operations (BRL 1,229 million).
Income tax and social contribution expenses
Income tax and social contribution expenses of BRL 2,342 million (revenue of BRL 6,058 million in 2015), mainly due to the effect of differentiated rates abroad and the taxation in Brazil of profits of companies abroad, together with results obtained in the exercises.
Noncontrolling shareholders interests
Non-controlling shareholders’ equity, with a negative result of BRL 1,779 million (positive result of BRL 335 million in 2015), mainly reflecting the exchange effect on the dollar denominated debt of entities structured in the respective years.
Consolidated Income Statement Analysis
Fiscal Year 2015 x Fiscal Year 2014
The Company’s Officers commented that the Company recorded loss of BRL
34,836 million, reflecting the following factors:
Sales revenue
Sales revenues of R$ 321,638 million, 5% lower (BRL 15,622 million), resulting from:

Decreased domestic demand for oil products (9%), reflecting lower economic activity in Brazil;
Lower crude oil and oil product export prices;
Decreased domestic prices of naphtha, jet fuel and fuel oil;
Higher diesel and gasoline prices, following prices increases in
November 2014 and September 2015; and
Higher crude oil export volumes (55%) attributable to an increase in domestic crude oil production (5%) and to a decrease in feedstock processed by our domestic refineries (6%).
Cost of goods sold
Cost of sales of BRL 223,062 million in 2015, 13% lower (BRL 33,761 million), due to:
Lower crude oil and oil product import unit costs, as well as lower production taxes;
Decreased domestic demand for oil products that generated lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the sales mix; and
Higher depreciation expenses.
Operating expenses
The operating expenses increased by BRL 9,208 million, mainly because of: Higher tax expenses attributable to the Company’s decision to benefit from the Tax Recoverable Program (Programa de Recuperação Fiscal – REFIS) and from the State Tax Amnesty Program (BRL 7,437 million); Impairment: Higher impairment of assets (BRL 3,040 million). For more information on impairment, see the comments on significant changes in fixed assets (2015 X 2014);
Other operating expenses: The increase of 53% (BRL 6,431 million), mainly due to:
- Increased spending on legal contingencies, mainly with tax and labor claims (BRL 5,103 million); and
- Increased spending on pension and health plan due to assisted actuarial review in 2014 which resulted in greater balance of net actuarial liability, mainly by the decrease in the real interest rate (BRL 1,352 million).
Net financials
Net finance expense was BRL 28,041 million in 2015, BRL 24,141 million higher when compared to 2014, resulting from:
Higher interest expenses (BRL 12,290 million) attributable to:
i) an increase in the net debt (BRL 7,118 million);
ii) a decrease in the level of capitalized borrowing costs due to a lower balance of assets under construction (BRL 2,590 million),

reflecting the relevant projects concluded during 2014 and the write-offs and impairment of assets recognized in December 2014; and
iii) interest expenses related to tax expenses resulted from the adhesion to REFIS of Imposto sobre Operações Financeiras – IOF (BRL 1,410 million) and withholding income tax (BRL 1,074 million);
Foreign exchange losses of BRL 9,240 million caused by the impact of a
47.0% depreciation of the Brazilian Real against the U.S. dollar on the Company’s net debt (compared to a 13.4% depreciation in 2014), partially offset by the application of cash flow hedge accounting, as set out in Appendix 5; and
Foreign exchange losses of BRL 2,100 million caused by the impact of a
31.7% depreciation of the Brazilian Real against the Euro on the Company’s net debt (compared to a 0.02% depreciation in 2014).
Consolidated Income Statement Analysis
Fiscal Year 2014 x Fiscal Year 2013
The Company’s Officers commented that the Company presented a loss of BRL
21,587 million, reflecting the following factors:
Sales Revenue
Sales revenues of BRL 337,260 million, 11% higher, resulting from:
Higher oil product prices in the domestic market attributable to diesel and gasoline price increases and to the impact of foreign currency depreciation (9%) on the price (in reais) of oil products that are adjusted to reflect international prices, as well as higher electricity and natural gas prices; and
A 3% increase in the domestic demand for oil products, mainly diesel (2%), gasoline (5%) and fuel oil (21%), and an increase in crude oil export volumes (12%), partially offset by a decrease in oil product export volumes (15%).
Cost of goods sold
Cost of sales of BRL 256,823 million, 9% higher, depicting:
Effect of exchange rate depreciation on expenditures on imports and government participation;
Increase of 3% in the volume of oil sales in the domestic market and higher volume of liquefied natural gas imports - LNG to meet demand; and
Higher spending on purchase of electricity due to the increase of the settlement price of differences - PLD.

Operating expenses
Operating expenses increased by BRL 66,228 million, which represented an increase of 186%, due to:
Impairment: BRL 44,636 million, mainly related to refining, exploration and production in Brazil and abroad, and petrochemicals;
Retirement of additional expenses capitalized unduly related to “Car
Wash Operation” in the amount of BRL 6,194 million.
Sales: increase of BRL 5,373 million, mainly for the provision of loss in power sector receivables (R$ 4,511 million);
Exploration costs: increase of BRL 690 million, mainly due to the increase in retirement of economically unviable wells;
Other operating expenses:
- Increase of BRL 9,860 million, especially due to the retirement of amounts related to the construction of the Premium I and Premium II refineries (BRL 2,825 million);
- Provisioning of the Incentive Program for Voluntary Termination
(BRL 2,443 million);
- Provision for abandonment of areas (BRL 1,128 million);
- Return of fields to the National Agency of Petroleum, Natural Gas and Biofuels – ANP (BRL 610 million); and
- Expenses arising from review of actuarial pension plan and healthcare of retired employees (BRL 505 million).
Net finance expense
Net finance expense of BRL 3,900 million, BRL 2,302 million lower when compared to 2013, resulting from:
A decrease in foreign exchange variation charges on lower net liabilities in U.S. dollar;
Foreign exchange gain attributable to the appreciation of the U.S. dollar compared to other currencies, mainly against the Euro;
Inflation indexation gains on a contingent asset with respect to undue taxes paid on finance income – PIS and COFINS from February 1999 to December 2002; and
Inflation indexation on debt confession agreements related to receivables of electricity sector.
Those effects were partially offset by higher interest expenses resulting from an increase in the Company’s finance debt.

PETROBRAS

PATRIMONIAL ANALYSIS

Consolidated Balance Sheet										In million of BRL
				Vertical Analysis %			Horizontal Analysis			
							31.12.2016 x 31.12.2015		31.12.2015 x 31.12.2014	
Assets	31.12.2016	31.12.2015	31.12.2014	31.12.2016	31.12.2015	31.12.2014	BRL	%	BRL	%
Current Assets										
Cash and cash equivalents	69,108	97,845	44,239	8.6	10.9	5.6	(28,737)	(29.4)%	53,606	121.2%
Marketable securities	2,556	3,047	24,763	0.3	0.3	3.1	(491)	(16.1)%	(21,716)	(87.7)%
Trade and other receivables, net	15,543	21,685	21,167	1.9	2.4	2.7	(6,142)	(28.3)%	518	2.4%
Inventories	27,622	29,057	30,457	3.4	3.2	3.8	(1,435)	(4.9)%	(1,400)	(4.6)%
Recovable income taxes	1,961	3,839	2,823	0.2	0.4	0.4	(1,878)	(48.9)%	1,016	36.0%
Other recovable taxes	6,192	6,893	7,300	0.8	0.8	0.9	(701)	(10.2)%	(407)	(5.6)%
Advances to suplliers	540	421	1,123	0.1	-	0.1	119	28.3%	(702)	(62.5)%
Others current assets	3,716	5,225	3,138	0.5	0.6	0.4	(1,509)	(28.9)%	2,087	66.5%
	127,238	168,012	135,010	15.8	18.7	17.0	(40,774)	(24.3)%	33,002	24.4%
Assets classified as held for sale	18,669	595	13	2.3	0.1	-	18,074	3,037.6%	582	4,476.9%
	145,907	168,607	135,023	18.1	18.7	17.0	(22,700)	(13.5)%	33,584	24.9%
Non-current assets										
Long-term receivables										
Trade and other receivables, net	14,832	15,301	12,834	1.8	1.7	1.6	(469)	(3.1)%	2,467	19.2%
Marketable securities	293	342	290	-	-	-	(49)	(14.3)%	52	17.9%
Judicial deposits	13,032	9,758	7,124	1.6	1.1	0.9	3,274	33.6%	2,634	37.0%
Deferred income taxes	14,038	23,490	2,673	1.7	2.6	0.3	(9,452)	(40.2)%	20,817	778.8%
Other income taxes	10,236	11,017	10,645	1.3	1.2	1.3	(781)	(7.1)%	372	3.5%
Advance to suppliers	3,742	6.395	6.398	0.5	0.7	0.8	(2,653)	(41.5)%	(3)	(0.0)%
Others non-current assets	10,378	9,550	10,140	1.3	1.1	1.3	828	8.7%	(590)	(5.8)%
	66,551	75,853	50,104	8.3	8.4	6.3	(9,302)	(12.3)%	25,749	51.4%
Investiments	9,948	13,772	15,282	1.2	1.5	1.9	(3,824)	(27.8)%	(1,510)	(9.9)%
Property, plant and equipaments	571,876	629,831	580,990	71.0	70.0	73.2	(57,955)	(9.2)%	48,841	8.4%
Intangible assets	10,663	12,072	11,976	1.3	1.3	1.5	(1,409)	(11.7)%	96	0.8%
	659,038	731,528	658,352	81.9	81.3	83.0	(72,490)	(9.9)%	73,176	11.1%
TOTAL ASSETS	**804,945**	**900,135**	**793,375**	**100.0**	**100.0**	**100.0**	**(95,190)**	**(10.6)%**	**106,760**	**13.5%**

107

PETROBRAS

Liabilities	31.12.2016	31.12.2015	31.12.2014	Vertical Analysis % 31.12.2016	31.12.2015	31.12.2014	Vertical Analysis % 31.12.2016 x 31.12.2015 BRL	%	31.12.2015 x 31.12.2014 BRL	%
Current										
Trade Payables	18,781	24,888	25,924	2.3	2.8	3.3	(6,107)	(24.5)%	(1,036)	(4.0)%
Finance debt	31,796	57,334	31,523	4.0	6.4	4.0	(25,538)	(44.5)%	25,811	81.9%
Finance lease obligations	59	73	42	-	-	-	(14)	(19.2)%	31	73.8%
Income taxes payable	412	410	657	0.1	-	0.1	2	0.5%	(247)	(37.6)%
Other taxes payable	11,826	13,139	10,796	1.5	1.5	1.4	(1,313)	(10.0)%	2,343	21.7%
Payroll and related charges	7,159	5,085	5,489	0.9	0.6	0.7	2,074	40.8%	(404)	(7.4)%
Pension and medical benefits	2,672	2,556	2,115	0.3	0.3	0.3	116	4.5%	441	20.9%
Others current liabilities	6,857	7,599	6,113	0.9	0.8	0.8	(742)	(9.8)%	1,486	24.3%
	79,562	111,084	82,659	9.9	12.3	10.4	(31,522)	(28.4)%	28,425	34.4%
Liabilities on assets classified as held for sale	1,605	488	-	0.2	0.1	-	1,117	228.9%	488	-
	81,167	111,572	82,659	10.1	12.4	10.4	(30,405)	(27.3)%	28,913	35.0%
Non-current liabilities										
Finance debt	353,193	435,313	319,322	43.9	48.4	40.2	(82,120)	(18.9)%	115,991	36.3%
Finance lease obligations	736	303	148	0.1	-	-	433	142.9%	155	104.7%
Deferred income taxes	856	906	8,052	0.1	0.1	1.0	(50)	(5.5)%	(7,146)	(88.7)%
Pension and medical benefits	69,996	47,618	43,803	8.7	5.3	5.5	22,378	47.0%	3,815	8.7%
Provisions for legal proceedings	11,052	8,776	4,091	1.4	1.0	0.5	2,276	25.9%	4,685	114.5%
Provision for decommissioning costs	33,412	35,728	21,958	4.2	4.0	2.8	(2,316)	(6.5)%	13,770	62.7%
Others non-current liabilities	1,790	1,989	2,620	0.2	0.2	0.3	(199)	(10.0)%	(631)	(24.1)%
	471,035	530,633	399,994	58.5	59.0	50.4	(59,598)	(11.2)%	130,639	32.7%
Shareholders' equity										
Share capital	205,432	205,432	205,432	25.5	22.8	25.9	-	0.0%	-	-
Capital transacations	1,035	21	(646)	0.1	-	(0.1)	1,014	4,828.6%	667	(103.3)%
Profit reserves	77,800	92,612	127,438	9.7	10.3	16.1	(14,812)	(16.0)%	(34,826)	(27.3)%
Accumulated other comprehensive (déficit)	(34,037)	(43,334)	(23,376)	(4.2)	(4.8)	(2.9)	9,297	(21.5)%	(19,958)	85.4%
Attributable to the shareholders of Petrobras	250,230	254,731	308,848	31.,1	28.3	38.9	(4,501)	(1.8)%	(54,117)	(17.5)%
Non-controlling interests	2,513	3,199	1,874	0.3	0.4	0.2	(686)	(21.4)%	1,325	70.7%
	252,743	257,930	310,722	31.4	28.7	39.2	(5,187)	(2.0)%	(52,792)	(17.0)%
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	**804,945**	**900,135**	**793,375**	**100.0**	**100.0**	**100.0**	**(95,190)**	**(10.6)%**	**106,760**	**13.5%**

108

Analysis of Consolidated Asset
2016 X 2015
The Company’s Officers commented the main variations of the consolidated asset, as described below:
Cash and cash equivalents / Marketable securities
The reduction in cash and cash equivalents of cash of BRL 28,737 had as main reasons for the fulfillment of debt service in the period, totaling a net disbursement of BRL 131,235 million and financing of the business area of investments amounting to BRL 40,064 million. These funds were partially provided by operating cash generation of BRL 89,709 million and funding of BRL 64,786 million. The balance of cash and cash equivalents was negatively impacted by BRL 11,656 million as per the effect of the exchange variation on investments abroad.
Trade and other receivables, net – Current and Non-current
The BRL 6,611 million in receivables is primarily due:
to lower sales in the domestic market (BRL 3,593 million):
- electric sector, due to the reduction in demand due to better hydrological conditions (BRL 2,579 million);
- distribution of byproducts (BRL 619 million) and sale of natural gas (BRL 395 million) due to the contraction of demand;
• a BRL 1,482 million reduction, due to divestments, from the sale of
Petrobras Argentina PESA (BRL 615 million);
• the transfer to assets held for sale (BRL 667 million) related to the assets of Chile, Liquigás, PetroquĺmicaSuape and Citepe; and
• due to the cumulative translation adjustment of BRL 1,516 million, due to the 16.5% appreciation of the Brazilian real on the dollar receivables of foreign clients.
Inventory
The decrease in the value of inventories, in the amount of BRL 1,435 million, mainly reflects lower volumes of oil and oil products imported at refineries and terminals (BRL 571 million) and lower inventories of the sale of assets in
Argentina (PESA BRL 532 million ) and Japan (Nansei BRL 333 million).
Assets classified as held for sale / Liabilities on assets classified as held for sale
The balance mainly refers to the assets and liabilities transferred from the sale of Petrobras Chile Distribución Ltda (PCD), Nova Transportadora do Sudeste, Liquigás, PetroquĺmicaSuape and Citepe, Guarani SA, Nova Fronteira, assignment of concession rights Iara and Lapa and 50% of the stake in the Termobahia UTE (UTEs Rômulo Almeida and Celso Furtado), which on 31
December 2016 had not been concluded.
Judicial deposits
The increase of BRL 3,274 million is mainly due to:
new deposits during the year amounting to BRL 2,413 million, mainly deposits for ANP in the amount of BRL 727 million, proceedings involving the collection of ICMS stock difference by the Amazonas State in the amount of BRL 856 million , proceedings involving ICMS of the State of Rio de Janeiro in the amount of BRL 260 million and several deposits for labor claims of BRL 290 million; and
monetary restatement of BRL 583 million.
Advance to suppliers – Non-current
The reduction of BRL 2,653 million mainly refers to:
• transfers to fixed assets (BRL 1,793 million);
• low to result, the advances granted to the Ecovix and Enseada shipyards for the construction of FPSO hulls (BRL 1,256 million); and
• cumulative translation adjustment arising from the 16.54% appreciation of the real against the US dollar on advances to suppliers abroad (BRL 1,033 million);
These effects were partially offset by new advances (BRL 1,976 million).
Deferred income taxes

The reduction of BRL 9,452 million mainly reflects:
The appreciation of the real against the US dollar, which, due to the calculation of taxes by the cash and non-accrual regime, generated a BRL
18,560 million reduction in deferred tax on exchange variation, offset by;
Increase of BRL 4,971 million due to provisions for employee benefits, mainly due to remeasurement of actuarial liabilities;
Increase of BRL 1,152 million due to the increase of provisions for legal proceedings;
Increase of BRL 1,036 million arising from several activities related to property, plant and equipment, such as cost of prospecting, dismantling of areas, accelerated depreciation, depreciation per unit of production, depreciation of assets with impairment, provision for write-off of assets, among others;
Increase of BRL 997 million in other factors, mainly in the provision for investment losses of BRL 526 million (PetroquĺmicaSuape / Citepe and UEG Araucária.
Investment
The reduction of BRL 3,824 million is basically due to transfers to assets held for sale of equity interests (BRL 1,233 million) and proposed dividends of related companies in the amount of BRL 1,403 million.
Property, plant and equipment
The reduction of BRL 57,955 million is mainly due to the following events:

Increased depreciation per unit produced due to the effect of reduction of reserves on December 31, 2015, with an impact during the year 2016;
Cumulative translation adjustment arising from the effect of the 16.9% appreciation of the real against the US dollar on the assets of the companies abroad, mainly PNBV and PIBBV (BRL 24,387 million);
Impairment of assets of BRL 18,682 million;
Assets transferred to held for sale in the amount of BRL 14,409 million; Reductions due to higher write-offs in dry and / or sub-commercial wells, mainly at Petrobras (BRL 5,210 million).
The above effects were offset by:
Additions 32% lower than the fixed assets made throughout 2015 due to the reduction in the company’s investment volume as forecast in 2017-2021
BMP;
Capitalized interest related to expansion projects, mainly at Petrobras (BRL 4,470 million), where 34% of the capitalization base is concentrated in the Santos Basin and PNBV (BRL 1,406 million);
Regarding impairment, the following stand out:

Oil and gas production fields in Brazil (BRL 7,381 million), predominantly related to the Polo Norte, Polo Ceará Mar, Guaricema, Bijupirá and Salema, Dourado, Maromba, Trilha, Papa Terra, Pampo, Frade, Polo Uruguá, Badejo, Bicudo, Riachuelo, Fazenda Bálsamo and Polo Água Grande fields, due to the appreciation of the real against the US dollar, review of price assumptions, annual review of the provision for dismantling of areas, as well as the increase of the rate Mainly due to the higher risk premium for Brazil. In addition, there is a reversal of the provision of Polo Centro Sul, due to the replanning of field operations, foreseen in the Business and Management Plan PNG 2017-2021;
Equipment related to oil and gas production and well drilling in Brazil (BRL 2,772 million), mainly due to uncertainties about the continuity of the construction of the FPSOs P-71, P-72 and P-73, in the amount of BRL 1,925, referring to the balance of these assets;
Abreu e Lima second refining unit (BRL 2,531 million), mainly due to the increase in the discount rate and postponement of the expected cash inflow of the project to 2023, considering the completion of the work with its own resources, foreseen in the Business and Management Plan PNG 2017-2021;
Suape Petrochemical Complex (Complexo Petroquĺmico Suape) (BRL
2,011 million), due to the reduction of market projections and appreciation of the real against the US dollar. In addition, a loss in the amount of BRL 1,434 million was determined, due to the difference between the book value of the investments adjusted by the amount of the financial debt to be settled; and
Petrochemical Complex of Rio de Janeiro (Comperj) (BRL 1,315 million) for the revaluation of the project in the second quarter of 2016, which maintained its units postponed until December 2020 (first refining unit), with efforts to find partners to continue the investments. The utilities of first refining unit of the refinery that will also serve the Natural Gas Processing Unit (UPGN) remain in progress, as they are part of the infrastructure necessary for the flow and processing of the natural gas of the pre-salt pole of the Santos Basin.
The transactions on fixed assets in 2016 are shown below (in millions of BRL):

Balance as of December 31, 2015 629,831
Additionss 45,641
Estimate constitution / revision for decommissioning costs 3,113
Capitalized interest 5,982
Retirement (5,517)
Retirement of additional expenses improperly capitalized -
Transfers (16,375)
Depreciation, amortization and depletion (48,003)
Impairment - constitution (21,555)
Impairment - reversal 3,095
Cumulative conversion adjustment (24,336)
Balance as of December 31, 2016 571,876
Analysis of Consolidated Asset
2015 X 2014
The Company’s Officers commented the main variations of the consolidated asset, as described below:
Cash and cash equivalents / Marketable securities
Increase of BRL 31,890 million was provided basically due to:
Operating cash generation of BRL 86,407 million;
Funding for the year of BRL 56,158 million through signed cooperation agreements with China Development (CDB), the issuance of Global Notes due to 100 years as well as bilateral loans with Brazilian banks; and
Effect of exchange rate changes on cash and financial applications of foreign subsidiaries, amounting to BRL 23,608 million.
The main uses of cash were related to amortization of principal and interest in the amount of BRL 70,592 million, 87% higher than the values calculated for the year ended December 31, 2014 and for Investments in business areas, mainly in the exploration and production area, BRL 70,781 million.
Accounts receivable, net – Current
The increase of BRL 1,492 million comes from the increase in the electricity sector receivables (in the amount of R$ 1,683 million net of loss of non- performing loans) and the exchange rate effect of BRL 1,666 million on accounts receivable abroad, because of the 47% depreciation of the real against the dollar in 2015. These effects were offset by the reduction of BRL
517 million in receivables of partnerships in exploration and production, down BRL 393 million due to a decrease in activities in the refinery of Japan (NSS), reduction of BRL 320 million by the change in rotation of the accounts receivable of the Petrobras Argentina and the reduction in demand for oil products in the domestic market due to the lower level of economic activity.

Inventory
The reduction in the value of inventory in the amount of BRL 1,400 million, primarily reflects:
Lower derivatives volumes imported stored in refineries;
Lower costs with imports of oil products, due to the reduction in international prices on the cost of acquisition and the production taxes; and
Lower volume of produced byproducts by refineries.
Other current assets
The variation of BRL 2,087 million is mainly due to the increase of BRL 1,461 million of prepaid expenses on rent and charter platforms and equipment as well as guarantee deposits in the amount of BRL 678 million.
Classified assets as held for sale
The increase relates mainly to the annual review of the provision for abandonment in the fields of Bijupirá and Salema, in the amount of BRL 488 million.
Accounts receivable, net – Noncurrent
The increase of BRL 1,493 million refers to the exchange rate effect on the accounts receivable abroad, due to the 47% depreciation of the real against the dollar in 2015.
Judicial deposits
The increase stems primarily from new deposits made in tax and civil lawsuits in the amount of BRL 2,454 million and BRL 856 million, respectively, in addition to the monetary restatement of BRL 392 million. Part of this increase was offset by the use of BRL 1,254 million when the inclusion of tax debts in the Tax Recovery Program (REFIS).
Deferred Income Tax and Social Contribution (Noncurrent Asset and
Liability)
Deferred tax assets are recognized based on expectations of taxable income in subsequent years supported by management initiatives. On December 31,
2015, the variation of BRL 27,963 million is primarily due to:
Deferred tax amounting to BRL 21,029 million related to foreign exchange losses on debt in foreign currencies caused by the devaluation of the real in the year;
Deferred tax amounting to BRL 11,379 million related to loss on impairment of assets - impairment; and
Offset by the recognition of deferred tax liabilities for temporary differences with exploration costs in the amount of BRL 4,061 million.

Investment
Reduction of BRL 1,510 million basically due to:
Capital increase in companies Belém Bioenergia Brasil, Sete Brasil and
Fip Sondas, amounting to BRL 351 million;
Proposed dividends amounting to BRL 1,046 million; and
Loss in investments of BRL 797 million.
Property, plant and equipaments
The increase of BRL 48,841 million basically due to:
Investments in construction assets focused on E&P segment in Brazil, especially in development of production projects, totaling BRL 67,061 million; Exchange differences on assets of foreign subsidiaries, amounting to
BRL 47,141 million; and
Estimate constitution/revision for dismantling of areas, amounting to
BRL 15,392 million.
These effects were partially offset by:
Impairment in the amount of BRL 47,722 million, mainly due to:
- Oil and gas fields in Brazil (BRL 33,722 million), related predominantly to the fields of Papa-Terra, Polo Centro-Sul, Polo Uruguá, Espadarte, Linguado, Polo CVIT – Espĺrito Santo, Piranema, Lapa, Bicudo, Frade, Badejo, Pampo and Trilha, due to the revision of price assumptions, as well as the increase in the discount rate and geological review of the Papa-Terra reservoir;
- Comperj (BRL 5,281 million), mainly due to the increase in the discount rate and postponement of the expected project cash inflow;
- Oil and gas fields abroad (BRL 2,462 million), especially in the United States and Bolivia, depending on oil price assumptions revision in the international market;
- Equipment related to oil and gas production activity and drilling of wells in Brazil (BRL 1,978 million), mainly on the expected future idle drilling rigs in the planning review as well as the increase in the discount rate; and
- Fertilizers and Nitrogen Unit III - UFN III (BRL 1,955 million), resulting from the increase in the discount rate and new postponement of the project’s cash input expectation.
Depreciation, depletion and amortization in the amount of R$ 38,065 million.
The transactions on fixed assets in 2015 are shown below (in millions of reais):

Balance as of December 31, 2014 580,990
Additionss 67,061
Estimate constitution / revision for decommissioning costs 15,932
Capitalized interest 5,842
Retirement (7,858)
Retirement of additional expenses improperly capitalized -
Transfers 6,356
Depreciation, amortization and depletion (38,065)
Impairment - constitution (47,722)
Impairment - reversal 154
Cumulative conversion adjustment 47,141
Balance as of December 31, 2015 629,831
Analysis of Consolidated Asset
2014 X 2013:
The Company’s Officers commented the main variations of the consolidated asset, as described below:
Cash and cash equivalents / Marketable securities
Increase of BRL 22,729 million as a result of:
11% Increase in operating cash generation, mainly driven by the increase in gross profit and reduced inventory;
Higher funding carried out in 2014, net of depreciation, in particular the issuance of USD 13.6 billion notes in the capital market, in addition to long-term funding in the banking market in Brazil and abroad;
Lower investments in Company’s business by 17%, in particular the decline in investments in the supply area and the E & P; and
More funds from asset sales, especially receipts from the sale of the companies Petrobras Energia Peru, Brazil PCH, Innova and Gasmig, partially offset by the sale of the total stake in offshore project Parque das Conchas (BC-10) and 50% assets in Africa, in addition to the Coulomb field in the United States and Gila in the Gulf of Mexico occurred in 2013.
Inventory
The decrease in the value of inventory in the amount of BRL 2,867 million, mainly reflects the reduction in unit costs of oil and oil products, due to the behavior of international prices, a decline in the value of Brent at 9%, and also the lower volumes imports of oil products, partly offset by increased volume of oil derivatives and stored in refineries due to increased production.
Assets classified as held for sale

The assets classified as held for sale in the 2013 closing, in the amount of BRL
5,638 million corresponded to sales subject to conditions precedent and were carried out during 2014. The balance as of December 31, 2014 in the amount of BRL 13 million relates to drilling rigs PI, PIII, PIV, PV and PXIV platform, presented in the exploration and production segment.
Accounts receivable, net – Noncurrent
Increase from the financial difficulties of some power companies located in the northern region of the country (isolated power system) for the supply of fuel oil, natural gas and other products, since the values transferred by the Fuel Consumption Account - CCC were not sufficient to honor its debts, which is why the Company and Eletrobras System companies have entered into debt assumption agreements in the amount of BRL 8.6 billion, of which BRL 6.1 billion are collateralized.
Considering that the debt acknowledgment agreements will be paid in 120 monthly installments, much of it was reclassified to noncurrent assets, partially offset by non-performing loans.
Other long-term current assets – Noncurrent
The increase of BRL 5.745 million reflect mainly the following factors: Registration of PIS and COFINS unduly paid on financial income in the period from February 1999 to December 2002, whose lawsuit was filed in 2005.
The Company recognized in September 2014 the amount of BRL 2,177 million (BRL 820 million in other net expenses and BRL 1,357 million in financial result) after the right to recovery has been recognized definitively, completion of the value survey and documents that allowed the application for judicial settlement; and
Increase of BRL 2,175 million of prepaid expenses with charters platforms, including floating production units (FPSO), as well as equipment rental, mainly in the fields of Lula, Sapinhoá, Roncador and Bauna.
Property, plant and equipaments
The increase of BRL 47,110 million in fixed assets basically due to following events:
Investments of BRL 77,701 million, with a focus on E & P segment in
Brazil, with emphasis on the development and production projects; and
Amount transferred in the amount of BRL 24,419 million from intangible asset relating to the Assignment Agreement, signed in 2010, between Petrobras and the Federal Government (transferor), having ANP as regulatory and supervisory agency, the closure of the exploratory phase in 2014.
These effects were partially offset by:

Retirement due to impairment constitution in the amount of BRL 44,537 million, which especially reflects the assessment of recoverability of assets related to refining, exploration and production and petrochemicals, due to changes in the Company’s business scenario;
Retirement of BRL 6,194 million of additional expenses capitalized unduly related to “undue payments scheme” discovered on “Car Wash Operation” investigations.
Retirement of BRL 2,825 million for the closure of the investment projects for implementation of the Premium I and Premium II.
The transactions on fixed assets between 12.31.2013 and 12.31.2014 are shown below (in millions of reais):
Balance as of December 31, 2013 533,880
Additionss 77,701
Estimate constitution / revision for decommissioning costs 5,096
Capitalized interest 8,431
Retirement (9,922)
Retirement of additional expenses improperly capitalized (5,792)
Transfers 34,752
Depreciation, amortization and depletion (30,161)
Impairment - constitution (44,589)
Impairment - reversal 52
Cumulative conversion adjustment 11,542
Balance as of December 31, 2014 580,990
Intangible asset
The reduction of 67% compared to December 31, 2013 is mainly due to Commerciality Declaration of the remaining blocks of the Assignment Agreement in the amount of BRL 24,419 million and the consequent closure of the exploratory phase, resulting in the transfer of that balance from intangible asset to fixed asset.
Consolidated Liability Analysis
2016 X 2015
The Company’s Directors commented on the main changes in consolidated liability, as described below:
Suppliers
The reduction of BRL 6,107 million was mainly due to the initiatives to reduce costs and expenses, as well as the lower imports in Brazil (BRL 2,363 million), the effect of the exchange variation of (BRL 1,138 million), transfer to liabilities held for (BRL 1,117 million) and sale of PESA (BRL 938 million).

Financing – Current and Noncurrent
Total debt decreased by R $ 107,658 million in relation to December 31, 2015 (down 22%), mainly due to the 16.5% appreciation of the real and the amortization of debt, using funds from divestments and operating cash generation.
Taxes and contributions
The reduction of R $ 1,313 million is basically due to:
Discharge of amounts related to Refis and Prorelit (R $ 978 million); Lower values of ICMS (R $ 569 million) and PIS / COFINS (R $ 394 million) due to the decrease in sales due to the drop in demand in the domestic market;
Reduction of taxes calculated abroad (R $ 449 million); and
provision of reduction for other taxes in Brazil (R $ 335 million); These effects were partially offset by the increase in the provision for special participation / royalties due to higher international oil prices (R $ 1,543 million).
Pension plan and Medical benefits – Current and Noncurrent
The net actuarial liability increased by BRL 22,494 million, as a result of the loss with remeasurement of actuarial liabilities (BRL 17,749 million) and of service and interest costs (BRL 8,001 million), partially offset by payments to Petros of contributions and Interest of the financial commitment term - TCF (BRL 2,634 million).
Provision for legal proceedings
In 2016, the balance of probable contingencies increased by BRL 2,276 million, mainly:
Individual actions on outsourcing;
use of ICMS credits to import platforms
complaint for contractual noncompliance related to the construction of platform compensation arising from the expropriation area proceedings for the constitution of easement of passage; and
agreements concluded to terminate individual actions, as well as ongoing negotiations, with other authors (class action).
Provisions for descommissioning costs
The reduction of BRL 2,316 million in relation to the balance at December 31,
2015 reflects the changes shown below (in millions of reais):
Opening balance 31.12.2016 31.12.2015
35,728 21,958
Review of provision (1,785) 17,300
Transfers related to liabilities
associated with assets held for (60) (488)
sale Use for payments (2,606) (4,149)
Update interest 2,290 753
Others (155) 354
Final balance 33,412 35,728
In 2016, the revisions resulted in a reduction of BRL 2.3 billion in provisions, mainly related to: (i) a reduction of BRL 3.2 billion, attributable to the decrease in exchange rates, with a direct impact on costs in dollar; (Ii) a reduction of BRL 1.6 billion due to the increase in the risk-adjusted discount rate (from 6.73% pa, on December 31, 2015 to 7.42% pa, on December 31,
2016) . These effects were partially offset by a BRL 2.5 billion increase in the revision of abandonment estimates, impacted mainly by the entry of new wells and equipment to be abandoned
Shareholders’ equity
The reduction of BRL 5,187 million reflects:
• loss of the year;
• cumulative translation adjustment due to the translation of the financial statements of subsidiaries abroad into a functional currency other than the real. (Petrobras Participaciones S.L. - “PPSL” and Nansei) from the date of acquisition of these investments to the dates of sale; and
• pactuarial losses with defined benefit plans.
These effects were partially offset by the effect of the export cash flow hedge in the amount of BRL 33,173, net of tax and the effect of reclassifying part of the exchange variation to income.
Consolidated Liability Analysis

2015 X 2014
The Company’s Directors commented on the main changes in consolidated liability, as described below:
Suppliers
The BRL 1,011 million reduction was primarily due to the reduction in Brent prices in the international market (BRL 2,081 million) and the reduction of the payable balance for gas supply and chartering of platforms in the amount of (BRL 713 million), offset the effect of the depreciation of the real against the dollar on the amount payable to suppliers abroad (BRL 1,563 million).
Financing – Current and Noncurrent
Total debt increased by 40% compared to December 31, 2015, due to the impact of exchange rate depreciation of 47.0% and new funding. Comments on main funding are presented in item 10.1.f.i of this form.
Taxes and contributions
The increase of BRL 2,343 million is due primarily to:
• REFIS adherence in the amount of BRL 6,037 million, with a discharge of BRL 5,344 million out of this total, BRL 2,284 million in cash, BRL 1,409 in tax credits from tax losses and BRL 1,254 in judicial deposits, leaving a balance of BRL 693 million;
• Increase of BRL 1,118 million PIS / COFINS due to the rate increase on gasoline and diesel in February 2015 and on the financial income in July 2015; and
• Increase of CIDE in the amount of BRL 429 million due to the return of its collection in May 2015.
•
Pension plan and medical benefits – Current and Noncurrent
The net actuarial obligation totaled BRL 50,174 million on December 31, 2015,
9% higher than the BRL 45,918 million recorded on December 31, 2014, arising from service and interest costs (BRL 6,388 million) and losses from the remeasurement of the actuarial liability (BRL 202 million), partially offset by payments to Petros as contributions and interest on the term of financial commitment - TCF (BRL 2,367 million).
Provision for legal proceedings
The increase of BRL 4,685 million is due to new shares provisioning by recognizing expectation of probable loss and processes updates that have had this expectation. The main ones were:

• Process on non-approval by the IRS of compensation by federal taxes;
• Demands related to the payment of ICMS on the sale of aviation fuel;
• Labor lawsuits on review of the methodology for calculating the minimum complement remuneration by level and scheme and differences in calculating the paid weekly rest periods; and
• Lawsuit for collecting of royalties on shale extraction activity.
Other liabilities – Current
The increase in other liabilities in the amount of BRL 1,486 million is primarily due to customer advance increase (BRL 531 million), provision of expenses with dissolutions (BRL 423 million), costs with demobilization of the refinery of Japan (BRL 336 million) and increased contractual deductions for the purchase of equipment and construction of platforms (BRL 121 million).
Liabilities associated with Assets classified as held for sale
The amount of BRL 488 million represents liabilities associated with assets classified as held for sale, and corresponds to the provision for dismantling of Bijupirá and Salema fields.
Provision for decommissioning costs
The Increase of BRL 13,770 million on the Balance as of December 31, 2014 reflects the movement presented below (In millions of reais):
Consolidated
31.12.2015 31.12.2014
Opening balance 21,958 16,709
Review of provision 17,300 6,196
Transfers related to liabilities
associated with assets held for sale (488) -
Use for payments (4,149) (1,603)
Update interest 753 475
Others 354 181
Final balance 35,728 21,958
The review of provision has major effects related to:
• Increase of exchange rate, with direct impact on costs in dollars;
• Brent price review, with direct impact on the economy of fields, significantly reducing the average year of abandonment; and
• Review of abandonment estimates of wells, based on the abandonment of wells achievements occurred in 2015.
These effects were partially offset by a decrease attributable to the increase in the discount rate adjusted to the risk (3.76% pa on December 31, 2014 to 6.73% pa on December 31, 2015).

Profit reserves
The R$ 34,826 million activity reflects the loss attributable to shareholders of the Company for 2015 fiscal year.
Accumulated other comprehensive (déficit)
The increase of BRL 19,958 million results mainly from the recognition of unrealized gains on hedging of BRL 40,690 million cash flow, partially offset by cumulative conversion adjustment of BRL 23,826 million.
Consolidated Liability Analysis
2014 X 2013:
The Company’s Officers commented the main variations of the consolidated liability, as described below:
Suppliers
The BRL 1,998 million reduction, due mainly to falling commodity prices acquired in foreign markets, as well as the reduction in the volume acquired at the end of the year, partially offset by the depreciation of the real against the major foreign currencies.
Financing
Total debt (including financial leases) increased by 31% compared to December 31, 2013 due to long-term funding and the impact of exchange rate depreciation of 13.4% .Comments on main funding are presented in item
10.1.f.i this form.
Proposed dividends
Regarding the year 2014, there was no distribution of dividend proposal by the
Board of Directors.
Pension plan and Medical benefits – Current and Noncurrent
The net actuarial liability was BRL 45,918 million on December 31, 2014, 56% higher than the balance on December 31, 2013 (BRL 29,453 million), resulting from the actuarial revision impact (BRL 13,724 million) and the service cost and interest (BRL 4,773 million), partially offset by the contribution payments (BRL 1,999 million).
Provision for dismantling of areas

The Increase of BRL 5,249 million on the Balance as of December 31, 2013 reflects the movement presented below (In millions of reais):
2014 2013
Opening balance 16,709 19,292
Review of provision 6,196 (2,051)
Use for payments (1,603) (1,092)
Update interest 475 426
Others 181 134
Final balance 21,958 16,709
The main reasons that justify the increase in the estimate of the review in
2014 were revisions in the daily rates of offshore rigs and the average operation time for abandonment of wells and facilities and the variation in the exchange rate.
Liabilities associated with Assets classified as held for sale
The balance of BRL 2,514 million on December 31, 2013 represented liabilities associated with assets classified as the held for sale, corresponding to sales subject to conditions precedent held throughout 2014.

PETROBRAS

10.2. The officers must comment on:

a) the issuer's operations results, particularly:

i. Description of any important revenue components

The Company Directors state the Company income comes from:

- domestic market sales, composed of byproducts of oil (such as: diesel, gas, aircraft fuel, naphtha, fuel oil, and liquefied petroleum gas), natural gas, biofuels, electrical energy, and petrochemical products;
- exports, which are mainly composed of crude oil and byproducts exports;
- international sales, composed of the sales of oil, natural gas, and byproducts, which are bought, produced, and refined abroad; and
- other incomes, including services, investment-related income, and exchange rate gains.

The sales revenues totaled BRL 282,589 million in 2015, showcasing a 12% reduction compared to 2015 and 16% compared to the BRL 337,260 million in 2014.

Individually, diesel was the most important product in terms of income generation in the 2016, 2015, and 2014 fiscal years.

	Consolidated amounts (BRL Million)		
Product Sales income	**2016**	**2015**	**2014**
Diesel	88,750	100,804	100,023
Automotive gasoline	56,540	53,903	55,706
Aviation fuel (Kerosene)	8,931	11,003	13,059
Liquefied petroleum gas (LPG)	10,669	9,585	8,750
Naphta	8,500	8,487	13,188
Fuel oil (including bunker oil)	4,068	7,414	10,237
Other byproductsof oil	11,676	11,409	13,543
Subtotal byproducts	189,134	202,605	214,506
Natural gas	13,801	19,405	18,878
Ethanol, nitrogen-based and renewable	13,024	12,872	9,111
Electricity, services e others	9,611	15,916	19,683
Domestic Market	**225,570**	**250,798**	**262,178**
Export	28,910	32,179	32,633
International sales	28,109	38,661	42,449
External Market	**57,019**	**70,840**	**75,082**
Income of sales	**282,589**	**321,638**	**337,260**

126

ii. Factors that affected the operating results materially
The Company’s Directors commented that the main factors that materially affected consolidated operating income in the comparison 2016 x 2015 were the 8% decrease in domestic sales of byproducts (mainly diesel and fuel oil), lower generation of electricity, lower volume of natural gas traded in the domestic market, drop in prices of oil and byproducts and the increase in depreciation due to the reduction of reserve estimates. On the other hand, there were higher margins of diesel and gasoline and lower expenses with imports and government participation in Brazil.
They also point out that there were positive effects with the recognition of lower impairment compared to 2015, a review of abandonment of oil and gas areas, verified gains with asset sales and lower field return expenses. However, the result was affected by higher expenses with the new PIDV, the reclassification of losses with exchange depreciation (cumulative conversion adjustments - CTA, as a result of the sale of PESA) and higher expenses on idle drilling rigs.
The Company Directors state the main factors that materially affected the consolidated operating margin in the 2015 x 2014 comparison analysis were:
• Lower unit costs with imports and government shares;
• Higher diesel and gas prices;
• 55% increase in the volume of exported oil;
• Lower export prices for oil and byproducts;
• Decrease in the prices of naphtha, aviation fuel (kerosene), and fuel oil in the internal market;
• Lower demand for byproducts in the internal market;
• Increase in depreciation costs;
• Higher net financial expenditures;
• Increase in tax expenses due to adherence to the Fiscal Recovery Program (Programa de Recuperação Fiscal – REFIS) and the State Amnesty Programs;
• Increased expense with legal contingencies;
• Impairment in assets in the areas of Exploitation and Production, Supply, and Gas & Energy; and
• Increased expense with health and pension plans.
The Company directors state the main factors that materially affected the consolidated operating margin in the 2014 x 2013 comparison were:
• Impairment increase;
Decrease in overpayments incorrectly capitalized (additional expenses), result of “improper payments scheme” discovered on the scope of “Lava Jato Operation” investigations.

• Increased accrual of losses with receivables from the electric sector;
• Decreases in amounts related to the building of Premium I e Premium II refineries;
• Provisioning for the Voluntary Termination Incentive Program;
• Increased provision for the abandonment of areas;
• Increased prices of byproducts sold in the internal market due to diesel and gas price adjustment and to the effect of currency devaluation (9%) on the prices of byproducts tied to the international market, besides the higher prices of energy and natural gas;
• Increased expenses with the acquisition of electrical energy due to the increase in the Settlement Price for the Differences – PLD;
• Effect of currency devaluation on the expenses with imports and government shares;
• Decreased export of byproducts (15%);
• Increased volume of exported oil; and
• Lower net financial expense.
b) Variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes, and the introduction of new products and services
The Company Directors state the income from sales relating to exports and the income from sales of derivatives in the internal market, parametrized to the international market, are influenced by variations on currency rate and on oil international quotations.
MAIN QUOTATIONS AND AVERAGE PRICES
Quotations
Fiscal year ended on December 31
2016 2015 2016 x 2015 (%)
Brent (BRL/bbl) 150.89 172.66 (13)
Dollar average selling rate (BRL) 3.48 3.34 4
Dollar final selling rate(BRL) 3.26 3.90 (16)
Average price indicators
Basic byproducts – Domestic market (BRL/bbl)
227.47
228.18
-
Selling price - Brazil
. Oil (USD/bbl) * 39.36 42.16 (7)
. Natural gas (USD/bbl) 31.29 36.24 (14)
Selling price - International
. Oil (USD/bbl) *
43.52
55.99
(22)
. Natural gas (USD/bbl) 21.40 22.62 (5)
* Average of export prices and internal prices concerning the E&P area transfer for the Supply area.

PETROBRAS

Sales Volume - Thousand barrels/day(*)	Fiscal year ended on December 31 2016	2015	2016 x 2015 (%)
Diesel	780	923	(15)
Gas	545	553	(1)
Fuel oil	67	104	(36)
Naphta	151	133	14
LPG	234	232	1
Aviation fuel (Kerosene)	101	110	(8)
Others	186	179	4
Total byproducts	**2,064**	**2,234**	**(8)**
Alcohols, renewable nitrogen-based fuels, and others	112	123	(9)
Natural ass	333	432	(23)
Internal market total	**2,509**	**2,789**	**(10)**
Exports	554	510	9
International sales	418	546	(23)
External market total	**972**	**1,056**	**(8)**
Grand Total	**3,481**	**3,845**	**(9)**

MAIN QUOTATIONS AND AVERAGE PRICES

	Fiscal year ended on December 31 2015	2014	2015 x 2014 (%)
Quotations			
Brent (BRL/bbl)	172.65	231.30	(25)
Dollar average selling rate (BRL)	3.34	2.35	42
Dollar final selling rate(BRL)	3.90	2.66	47
Selic - Average rate (%)	13.38	10.86	3
Average price indicators			
Basic byproducts - Domestic market (BRL/bbl)	228.18	226.52	1
Selling price - Brazil			
. Oil (USD/bbl) *	42.16	87.84	(52)
. Natural gas (USD/bbl)	36.24	47.93	(24)
Selling price - International			
. Oil (USD/bbl) *	55.99	82.93	(32)
. Natural gas (USD/bbl)	22.62	21.18	7

* Average of export prices and internal prices concerning the E&P area transfer for the Supply area.

129

PETROBRAS

Sales Volume - Thousand barrels/day(*)	Fiscal year ended on December 31		
	2015	2014	2015 x 2014 (%)
Diesel	923	1,001	(8)
Gas	553	620	(11)
Fuel oil	104	119	(13)
Naphta	133	163	(18)
LPG	232	235	(1)
Aviation fuel (Kerosene)	110	110	-
Others	179	210	(15)
Total byproducts	**2,234**	**2,458**	**(9)**
Alcohols, renewable nitrogen-based fuels, and others	123	99	24
Natural ass	432	446	(3)
Internal market total	**2,789**	**3,003**	**(7)**
Exports	510	393	30
International sales	546	571	(4)
External market total	**1,056**	**964**	**10**
Grand Total	**3,845**	**3,967**	**(3)**

MAIN QUOTATIONS AND AVERAGE PRICES

	Fiscal year ended on December 31		
	2014	2013	2014 x 2013 (%)
Quotations			
Brent (BRL/bbl)	98.99	108.66	(9)
Dollar average selling rate (BRL)	2.35	2.16	9
Dollar final selling rate(BRL)	2.66	2.34	13
Selic - Average rate (%)	10.86	8.19	3
Average price indicators			
Basic byproducts - Domestic market (BRL/bbl)	226.52	209.17	8
Selling price - Brazil			
. Oil (USD/bbl) *	87.84	98.19	(11)
. Natural gas (USD/bbl)	47.93	47.68	1
Selling price - International			
. Oil (USD/bbl) *	82.93	89.86	(8)
. Natural gas (USD/bbl)	21.18	21.08	-

* Average of export prices and internal prices concerning the E&P area transfer for the Supply area.

Sales Volume - Thousand barrels/day(*)	Fiscal year ended on December 31		
	2014	2013	2014 x 2013 (%)
Diesel	1,001	984	2
Gas	620	590	5
Fuel oil	119	98	21
Naphta	163	171	(5)
LPG	235	231	2
Aviation fuel (Kerosene)	110	106	4
Others	210	203	3
Total byproducts	**2,458**	**2,383**	**3**
Alcohols, renewable nitrogen-based fuels, and others	99	91	9
Natural ass	446	409	9
Internal market total	**3,003**	**2,883**	**4**
Exports	393	395	(1)
International sales	571	514	11
External market total	**964**	**909**	**6**
Grand Total	**3,967**	**3,792**	**5**

130

c) The impact of inflation, of the variation in the prices of the main input and products, and of the exchange and interest rates on the operating results and on the issuer’s financial result
2016 vs. 2015 Analysis
Operating Margin
The Company Directors state the main impacts on the operating margin, for the variables mentioned, were:
• Products - reduction in the prices of oil and oil products exports, following the drop in international prices, which also affected revenues from overseas activities; lower average prices for jet oil and naphtha and higher average prices for diesel and gasoline.
• Inputs – effect of the 17% reduction in the brent quotation and the 4% depreciation in the average rate of the real against the US dollar on expenses with imports of natural gas, oil and byproducts; lower government participation expenses in Brazil, influenced by the reduction of international oil prices.
Financial Result
The Company Directors state the main impacts of the variables mentioned were:
• Higher average indebtedness, due to the depreciation of the average quotation of the real against the US dollar;
• Exchange variation of the Brazilian real on the net passive exposure in US dollars, positive, due to the appreciation of 16.5% of the real;
• Greater positive exchange variation of the dollar on the passive exposure in pound, due to the appreciation of the dollar of 16.5% in
2016, compared to the appreciation of 4.9% in 2015; and
• Lower positive exchange variation of the US dollar on passive euro exposure due to the 3.1% appreciation of the dollar in 2016, compared to the appreciation of 10.4% in 2015.
Fiscal year ended on December 31
2016 2015 2016 x 2015
Debt-related expenses (26,955) (22,935) (4,020)
Monetary and currency variations w/ net debt (*) (8,971) (12,775) 3,804
Income from financial applications and government 1,894 2,315 (421)
Financial result on net debt (34,032) (33,395) (637)

PETROBRAS

Capitalized financial charges	5,996	5,860	136
Gains (losses) with derivative instruments	(375)	986	(1,361)
Resulto n bonds and securities	21	77	(56)
Other net monetary and currency variations	(2,296)	(757)	(1,539)
Other net financial expenses and income	979	(2,153)	3,132
Net financial income (result)	2,522	1,341	1,181
Income	(27,185)	(28,041)	856
Expenses	3,638	4,867	(1,229)
Net, monetary and currency variations	(24,176)	(21,545)	(2,631)
	(6,647)	(11,363)	4,716

(*) Includes monetary variation on national currency financing operations parametrized to the Dollar varitation.

2015 vs. 2014 Analysis

Operating Margin

The Company Directors state the main impacts on the operating margin, for the variables mentioned, were:

- **Products** - higher prices of diesel and gas, reflecting the price adjustments that took place in November 2014 and September 2015, lower prices of oil and byproducts exports and of naphtha, aviation fuel (kerosene), and fuel oil in the internal market prices;

- **Inputs** – effect on the expenses resulting from imports and government shares, influenced by the Brent reduction and the devaluation of Brazilian Real compared to the U.S. Dollar.

Financial Result

The Company Directors state the main impacts of the variables mentioned were:

- Increased currency rate loss resulting from a 47.0% devaluation of Brazilian Real on the net average liability exposure in U.S. Dollar (13.4% currency rate devaluation in the year of 2014); and
- Increased currency rate loss resulting from a 31.7% devaluation of Brazilian Real on the net liability exposure in Euro (0.02% currency rate devaluation in the year of 2014).

	Fiscal year ended on December 31de		
	2015	2014	2015 x 2014
Monetary and currency variations w/ net debt (*)	(12,775)	(1,420)	(11,268)
Debt-related expenses	(22,935)	(15,817)	(19,903)
Income from financial applications and government bonds	2,315	2,364	1,207
Financial result on net debt	(33,395)	(14,873)	(29,964)
Capitalized financial charges	5,860	8,450	4,785

132

PETROBRAS

Gains (losses) with derivative instruments	986	837	(74)
Resulto n bonds and securities	77	(94)	906
Other net monetary and currency variations	1,341	2,174	652
Other net financial expenses and income	(2,910)	(394)	(2,492)
Net financial income (result)	(28,041)	(3,900)	(26,187)
Income	4,867	4,634	3,303
Expenses	(21,545)	(9,255)	(18,951)
Net, monetary and currency variations	(11,363)	721	(10,539)
	(28,041)	(3,900)	(26,187)

(*) Includes monetary variation on national currency financing operations parametrized to the Dollar varitation.

2014 x 2013 Analysis

Operating Margin

The Company Directors state the main impacts on the operating margin for the variables mentioned were:

- **Products** – higher prices charged for the sales of derivatives in the internal market, due to diesel and gas price adjustments and the effect of currency devaluation (9%) concerning the prices of derivatives tied to the international market, besides higher prices of energy and natural gas;

- **Inputs** – effect of the currency devaluation on imports expenses and government shares and increased expenses with the acquisition of electrical energy due to an increase in the Settlement Price for the Differences – PLD.

Financial Result

The Company Directors state the main impacts for the variables mentioned were:

- Decreased currency loss over the decreased net liability exposure in U.S. Dollar;
- Currency gain due to the U.S. Dollar valuation in relation to other currencies, particularly the Euro;
- Monetary update of the active contingency referring to improperly collected amounts related PIS and COFINS on financial incomes from February 1999 to December 2002;
- Monetary update of acknowledgement of debt agreements referring to electric sector receivables; and
- Increased expenses with interests due to debt increase.

133

PETROBRAS

	Fiscal year ended on December 31		
	2014	2013	2014 x 2013
Monetary and currency variations w/ net debt (*)	(1,420)	(3,648)	2,228
Debt-related expenses	(15,817)	(11,878)	(3,939)
Income from financial applications and government bonds	2,364	2,784	(420)
Financial result on net debt	(14,873)	(12,742)	(2,131)
Capitalized financial charges	8,450	8,500	(50)
Gains (losses) with derivative instruments	837	(408)	1,245
Resulto n bonds and securities	(94)	(217)	123
Other net monetary and currency variations	2,174	(603)	2,777
Other net financial expenses and income	(394)	(732)	338
Net financial income (result)	(3,900)	(6,202)	2,302
Income	4,634	3,911	723
Expenses	(9,255)	(5,795)	(3,460)
Net, monetary and currency variations	721	(4,318)	5,039
	(3,900)	(6,202)	2,302

(*) Includes monetary variation on national currency financing operations parametrized to the Dollar varitation.

134

10.3. The officers must comment on the relevant effects the following events have caused or are expected to cause on the issuer’s financial statements and results:
a) introduction or transfer of operating segment
No change in operating segments compared to 2015.
b) Constitution, acquisition or disposal of equity interest
Disposal of Assets and other changes in organizational structure
Disposal of Assets
Termination of the contract for the sale of Bijupirá and Salema fields (BJS)
On February 26, 2016, Petro Rio S.A. terminated the contracts signed with the Company on July 1, 2015, for the sale of 20% interest in Bijupira and Salema concessions (BJS) and in the Dutch joint operation BJS Oil Operations B.V. (BJSOO BV). Accordingly, the amounts relating to these fields were reclassified from assets and liabilities held for sale back to property, plant and equipment (BRL 527 million) and to provision for decommissioning costs (BRL 493 million), respectively.
Due to the aforementioned reclassification, the respective assets were depreciated based on their historical data and their recoverable amounts were reassessed. As a result, the Company recognized, in the first quarter of
2016, an impairment loss as set out in note 14.1 of Financial Statements.
Sale of Petrobras Argentina
On May 12, 2016, the Board of Directors approved the disposal of the Company’s entire 67.19% interest in Petrobras Argentina - PESA, owned through the subsidiary Petrobras Participaciones S.L. (“PPSL”), to Pampa Energia.
On July 27, 2016, the amount of USD 897 million was disbursed by Pampa Energia, and on December 14, 2016, additional USD 3 million was paid due to contractual clauses. Accordingly, the Company recognized a gain of BRL 684 million on this sale, as other expenses, net. In addition, the amount of BRL
3,627 million was reclassified from shareholders’ equity to other expenses within the income statement, reflecting the reclassification of cumulative translation adjustment resulting from the depreciation of Argentinian Peso against the U.S Dollar from the acquisition of this investment to its disposal
(see note 23.4 of Financial Statements).
On October 28, 2016, as expected, the Company concluded this transaction with the acquisition of 33.6% of the concession of Rio Neuquen in Argentina and 100% of Colpa Caranda asset in Bolivia for the amount of USD 56 million, after adjustments relating to Colpa Caranda asset.
Disposal of distribution assets in Chile
On July 22, 2016, the Company signed a sale and purchase agreement with the Southern Cross Group for the sale of 100% of Petrobras Chile Distribucion Ltda (PCD), held through Petrobras Caribe Ltda.
Pursuant to this disposal approval by the Board of Directors, the respective assets were classified as held for sale and measured at their estimated exit price and, as a result, the Company recognized impairment charges as set out in note 14.2. of Financial Statements.
This transaction was concluded on January 4, 2017 and the net proceeds from this deal were USD 470 million, of which USD 90 million were received via distribution of dividends after taxes on December 9, 2016 and the remaining USD 380 million were paid by Southern Cross in the transaction closing.
Disposal of interest in exploratory block BM-S-8
On July 28, 2016 the Board of Directors of Petrobras approved the disposal of the Company’s 66% interest in the exploratory block BM – S-8 to Statoil Brasil Oleo e Gas Ltda, which includes the Carcara area located in the pre-salt layer of Santos Basin, for the amount of USD 2.5 billion.
The Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE) and the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustĺveis) – ANP approved this transaction on September 8, 2016 and November 10, 2016, respectively.
After performing all conditions precedent established in the agreement, on November 22, 2016 the Company received the first installment in the amount of USD 1.25 billion, corresponding to 50% of the transaction and, as a result of the transaction closing, the Company recognized a gain in the amount of BRL
2.9 billion as other expenses, net. The remaining amount will be recognized based on two contingent payments relating to future events: the bid for an extended adjacent area of the Carcara reservoir (USD 300 million) and the signing of the unitization agreement (USD 950 million).
Disposal of interest in Nova Transportadora do Sudeste (NTS) and related changes in organizational structure
After a corporate restructuring intended to concentrate the transportation assets of the southeastern region in NTS (Rio de Janeiro, Minas Gerais and Sao Paulo), the Company’s Board of Directors approved on September 22, 2016 the sale of 90% interest in Nova Transportadora do Sudeste (NTS) to Brookfield Infrastructure Partners (BIP) and its affiliates, through a Private Equity

Investment Fund (FIP) whose other shareholders are British Columbia Investment Management Corporation (BCIMC), CIC Capital Corporation (wholly-owned subsidiary of China Investment Corporation - CIC) and GIC Private Limited (GIC).
The following changes in organizational structure occurred as part of this process:
- The Extraordinary General Meeting of NTS, held on October 21, 2016, approved an increase to its share capital in the amount of BRL 2.31 billion, based on independent expert report dated on October 14, 2016, through net assets of the Company’s subsidiary TAG. This capital increase approval depended on ANP permission through the issuance of Permissions of Provisional Operation (Autorizações de Operação Provisórias), as occurred on October 24, 2016.
- The Extraordinary General Meeting of the TAG, held on October 21,
2016, approved a reduction to its share capital, via capital surplus, in the amount of its investment in NTS (BRL 2.6 billion) and transfer of all its interest in NTS to Petrobras, as occurred on October 24, 2016 pursuant to Permissions of Provisional Operation (Autorizações de
Operação Provisórias), as occurred on October 24, 2016.
The Shareholder’s General Meeting held on November 30, 2016 approved this transaction in the amount of USD 5.19 billion, of which USD 3.55 billion correspond to 90% interest in NTS and USD 1.64 billion correspond to the NTS debt settlement with the Company’s wholly-owned subsidiary PGT. FIP will subscribe convertible debentures issued by NTS for the replacement of this debt. The first installment, in the amount of USD 4.34 billion will be paid at the closing of the transaction, and the remaining amount (USD 850 million) will be paid in the fifth year, bearing annual interests at a fixed rate, as established in the purchase and sale agreement.
This transaction prescribes the maintenance of charge capacity and also the same terms of five Firm Gas Transportation Agreements including 100% ship- or-pay clauses. These agreements have terms of 20 years from 2016 and their rates are indexed to the Brazilian General Market Price Index (IGP-M) and regulated by Brazilian Petroleum, Natural Gas and Biofuels Agency (ANP).
The completion of the transaction is subject to certain customary conditions precedent, including approval by relevant regulators. Thus, the related assets and liabilities were classified as held for sale as of December 31, 2016.
On February 10, 2017, the federal court in the state of Sergipe determined the interruption of this disposal by ordering an injunction based on a civil action. However, on March 9, 2017, this injunction was dismissed, enabling the progress of this transaction.
Disposal of Nansei Sekiyu (NSS)

On October 17, 2016 the Company’s Board of Directors approved the disposal of the Company’s interests in Nansei Sekiyu Kabushiki Kaisha (NSS) to Taiyo Oil Company (“Taiyo”).
On December 28, 2016, this disposal was closed after the fulfillment of all conditions precedent in the sales and purchase agreement. Accordingly, Taiyo disbursed USD 165 million to the Company and, as a result, the Company recognized as other expenses, net a gain on this transaction amounting to BRL
436 million. This transaction is still subject to price adjustments.
In addition, a loss of BRL 66 million was reclassified from shareholders equity to other expenses within the income statement, reflecting the reclassification of cumulative translation adjustment resulting from the depreciation of Japanese Yen against the U.S Dollar from the acquisition of this investment to its disposal (see note 23.4 of Financial Statements).
Disposal of Liquigás
On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigas Distribuidora S.A. to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participacoes S.A.
At December 31, 2016, the related assets and liabilities were classified as held for sale as conditions precedent were not yet performed, such as the transaction approval at Shareholders’ Meetings of Ultrapar and Petrobras, as well as the approval of the Brazilian Antitrust Regulator (CADE).
On January 31, 2017, the sale of Petrobras’s entire interests in Liquigas in the amount of BRL 2.7 billion was approved at Petrobras’ Shareholders’ Meeting.
Disposal of Guarani
On December 28, 2016, the Company’s wholly-owned subsidiary Petrobras Biocombustivel S.A. (PBIO) disposed of its interests in the associate Guarani S.A. (45,97% of share capital) to Tereos Participations SAS, an entity of the French group Tereos.
As of December 31, 2016, this investment was classified as held for sale as this transaction was still subject to certain conditions precedent. As a result, the Company recognized an impairment charge in the amount of BRL 219 million accounted for within results in equity-accounted investments.
On February 3, 2017 this transaction was concluded pursuant to the payment of USD 203 million, after all conditions precedent were performed by Tereos Participations SAS.
Disposal of Petroquĺmica Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of its interests in the wholly-owned subsidiaries Companhia Petroquimica de Pernambuco (PetroquimicaSuape) and Companhia Integrada Textil de Pernambuco (Citepe) to Grupo Petrotemex S.A. de C.V. and Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), in the amount of USD 385 million, which will be totally disbursed pursuant to the transaction closing. This amount is still subject to adjustments relating to working capital, net debt and recoverable taxes.
This transaction closing is subject to the approval at Petrobras Shareholder’s General Meeting, Grupo Alfa’s Board of Directors and Brazilian Antitrust Regulator (CADE), as well as to certain other customary conditions precedent.
As the conditions precedent to this transaction were not performed at December 31, 2016, the respective assets were reclassified as held for sale and measured at their estimated exit price. As a result, the Company recognized impairment losses as described in notes 14.1 and 14.2 of Financial Statements.
On January 31, 2017, the federal court in the state of Sergipe determined the interruption of this disposal by ordering an injunction based on in a civil action. However, on February 22, 2017, this injunction was dismissed, enabling the progress of this transaction.
Strategic alliance with Total
On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:
Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigao and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% interests and is located in the Block BM-S-11);
Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will remain holding10% interests in this area; and
Transfer of the Company’s 50% interests in the power plants Celso Furtado and Romulo Almeida. The Company recognized an impairment loss on this transaction as described in note 14.2 of Financial Statements
On February 28, 2017, the Company and Total signed the purchase and sale agreements with respect to the aforementioned assets. Total will pay to the

Company the total amount of USD 2,225 million with respect to these transactions, comprising USD 1,675 million in cash for assets and services, a line of credit in the amount of USD 400 million that can be used by the Company for investments in the Iara fields, as well as USD 150 million relating to contingent payments.
These transactions are still subject to the relevant authorities’ approvals, to the potential exercise of preemptive rights by current Iara partners, as well as other customary conditions precedent.
The aforementioned agreements adds up to the ones already executed on December 21, 2016, such as: (i) option for Petrobras to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.
Other changes in organizational structure
Merger of Nova Fronteira Bioenergia
On December 15, 2016, the Company’s wholly-owned subsidiary Petrobras Biocombustivel S.A. (PBIO) entered into an agreement with Sao Martinho group which establishes the merger of PBIO interests in Nova Fronteira Bioenergia S.A. (49%) into Sao Martinho.
As of December 31, 2016, the related assets were classified as held for sale due to certain conditions precedent and the Company recognized a loss on this transaction in the amount of USD 30 million within results in equity- accounted investments.
On February 23, 2017, this transaction was concluded as Sao Martinho granted to PBIO an additional 24 million of its common shares, corresponding to
6.593% of its voting and total paid in capital, in exchange and in proportion to the shares that PBIOs held in Nova Fronteira. These shares will not be subject to any kind of lock-up and their sale will occur in 4 years through a structured process.
c) unusual events or operations
Class action and related proceedings
One class action and 33 individual lawsuits have been filed by investors against the Company in the United States District Court for the Southern District of New York (SDNY), US and one individual lawsuit have been filed in the United States District Court for the Eastern District of Pennsylvania, US, all with similar claims.

The authors argue that Petrobras, by means of relevant facts and other information filed with the Securities and Exchange Commission (SEC), have reported materially false information and withheld able to induce investors to error, especially regarding the value of its assets, its expenses, its net income, the effectiveness of its internal controls over the financial statements and anti-corruption policies, which would have supposedly artificially raised the price of the company’s securities.
On February, 2016, the judge presiding over the securities class action in the United States issued an order certifying two classes of investors. In the decision, the Court appointed Plaintiffs Employees’ Retirement System of the State of Hawaii and North Carolina Department of State Treasurer as the representatives for the Securities Act class and Plaintiff Universities Superannuation Scheme Limited as the representative for the Exchange Act class. The Court also appointed Pomerantz LLP as counsel for both classes.
In accordance with a decision of August 2016 from the Court of Appeals for the Second Circuit, an appellate court examining appeals filed against decisions rendered by the Federal Court for the Southern District of New York, class action and individual actions consolidated judgments were suspended until the result of the appeal filed by the company against the decision that certified the classes of investors. In November 2016, oral argument was held in audience on the subject. The company is awaiting a decision without a forecast. It may take months for a collegial decision on the subject.
On October of 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases: Dodge & Cox Int’l Stock Fund, et al., Janus Overseas Fund, et al., PIMCO Total Return Fund, et al. and Al Shams Investments Ltd., et al.. The terms of the settlements are confidential.
On November, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in eleven cases: Ohio Public Employees Retirement System; Abbey Life Assurance Company Limited, et al.; Aberdeen Emerging Markets Fund, et al.; Aberdeen Latin American Income Fund Limited, et al.; Delaware Enhanced Global Dividend and Income Fund, et al.; Dimensional Emerging Markets Fund, et al.; Manning & Napier Advisors, LLC, et al.; Russell Investment Company, et al.; Skagen, et al. v. Petroleo Brasileiro S.A. – Petrobras, et al; State of Alaska Department of Revenue, Treasury Division, et al., and State Street Cayman Trust Co., Ltd.
In February 2017, the Company entered into agreements to terminate four other individual lawsuits filed with the Federal Court of New York by the New York City Employees Retirement System (and others), Transamerica Income Shares, Inc. (and others), Internationale Kapitalanlagegesellschaft mbH and Lord Abbett Investment Trust - Lord Abbett Short Duration Income Fund (and others).

Regarding such agreements, we clarify to the market that they do not represent any acknowledgment of guilt on the part of the company, aiming to eliminate uncertainties, costs and costs associated with the continuity of these disputes.
In the balance sheet of the third and fourth quarters of 2016, amounts were provisioned as a result of the agreements reached and the stage of negotiations in progress with other authors of individual actions, and the nineteen agreements reported are already included in this provision.
These actions involve very complex issues, subject to substantial uncertainties and depend on factors such as unpublished legal thesis, timetable of court decisions, obtaining evidence held by third parties or opponents, court decision on key issues, Expert analysis and the possibility for the parties, in good faith, to negotiate a potential agreement.
In addition, the claims formulated are broad, cover several years, involve a variety of activities and, in particular, the arguments of the authors in class action and in the individual actions about the value of the alleged damages are varied, making, in the current phase , The impact on the course of litigation is complex and uncertain. The uncertainties inherent in all these issues affect the amount and timing of the final decision of these actions.
As a result, it is not possible to provide a reliable estimate of the potential loss in the class action and in the individual shares for which we do not recognize a provision.
Depending on the outcome of the case, we may have to pay substantial amounts, which could have a material adverse effect on our financial condition, our consolidated results, or our consolidated cash flow over a given period.
In any case, we understand that we were victims of the system of corruption unveiled by the Operation Lava Jato and we tried to demonstrate and prove this position, as already recognized by the Brazilian Judiciary.
“Operação Lava Jato” (“Operation Car wash”) and its reflexes in the
Company
In 2009, the Brazilian Federal Police launched an investigation to investigate money laundering practices by criminal organizations in several states of the country, known as “Operation Car wash”. This scheme involved a group of companies that, between 2004 and April 2012, organized a cartel to obtain contracts with Petrobras, imposing additional expenses on these contracts and using them to finance undue payments to political parties, elected politicians or others political agents, employees of contractors and suppliers, former employees of Petrobras and others involved in this scheme. The investigations have also highlighted specific cases in which other companies not participating in the cartel acted individually by imposing additional charges and using those amounts to finance undue payments.

Currently, remain ongoing investigations into the practice of alleged crimes to the detriment of Petrobras. Petrobras has made efforts for the broad investigation of the facts disclosed by “Operation Car wash”, including those related to any public officials who have committed offenses in the face of the company.
We do not tolerate any practice of corruption and continue to implement measures to strengthen our internal control structure. We are working to recover damages suffered due to the improper payments scheme. To this end, we filed eight administrative misconduct actions and we are assistants to prosecution of the Federal Public Ministry (“Ministério Público Federal”) in 31 criminal actions, in addition to participating in five other criminal proceedings as an interested party.
To date, we have received as compensation for the damages suffered the amount of BRL 661 million, the amount of which also includes amounts received as a result of a criminal action in the Federal Court of Rio de Janeiro (SBM case). As processes and investigations evolve, we may be entitled to other amounts.
Petrobras finally confirms that it is being officially recognized by the public authorities as a victim in this investigation.

10.4. Significant changes made to accounting practices, significant effects of the changes made to accounting practices and exceptions and highlights in the auditor’s opinion
a) Significant changes made to accounting practices
The Company Directors state there was no significant change regarding accounting practices in the past three fiscal years.
b) Significant effects of the changes made to accounting practices
The Company Directors state there was no change, according to the item (a)
above.
c) exceptions and highlights in the auditor’s opinion
The Company Directors state there were reservations in the reports of our independent auditors regarding the accounting statements for 2016, 2014, and
2014.
. Emphasis – Effects of the “Lava Jato Operation” on the Company operations
The independent auditors’ report of March 21, 2016, regarding accounting statements relating to fiscal years ending on December 31, 2015 and 2014, pointed out aspects related to the “Lava Jato Operation” and contemplated the following emphasis:
“We draw attention to note 3 to the financial statements which describes the impact of the “Lava Jato Operation” on the Company, including:
the write-off, in 2014, of R$ 6,194 million in the consolidated financial statements (R$ 4,788 million in the parent company financial statements) related to overpayments incorrectly capitalized on the acquisition of property, plant and equipment;
actions being taken in response to this matter, including internal investigations which are being conducted by outside legal counsel under the supervision of a Special Committee created by the Company;
the investigation being conducted by the U.S. Securities and Exchange
Commission – SEC; and

the Civil Inquiry by the State of São Paulo Public Prosecutor’s Office to determine potential damages caused to investors in the Brazilian stock market.
We also draw attention to note 30.4 to the financial statements which describes legal actions filed against the Company, for which a possible loss, or range of possible losses, cannot be reasonably estimated due to their current status.”
In relation to the effects of the “Lava Jato Operation”, the company acknowledges the degree of uncertainty involved in the estimating methodology and will continue to follow the results of ongoing investigations. In case other information regarding overpayments incorrectly capitalized are made available and, in case reliable information is made available that points out, with sufficient accuracy, that the estimates employed must be readjusted, then the company will assess whether such adjustment is material and, in case it is, it shall acknowledge it.

10.5. Critical accounting policies
The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions and their impacts on assets, liabilities, income and expenses. The assumptions are based on past transactions and other relevant information and are periodically reviewed by Management, although the actual results could differ from these estimates.
Information about those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting practices and that could materially affect the Company’s financial condition and results of operations is set out as follows:
Oil and gas reserves
Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and drilling fluid sample data and are used as the basis for calculating unit-of-production depreciation, depletion and amortization rates, impairment testing, decommissioning costs estimates and for projections of high probable future exports subject to cash flow hedge.
These estimates require the application of judgment and are reviewed at least annually based on a re-evaluation of already available geological, reservoir or production data and new geological, reservoir or production data, as well as changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in the Company’s development strategy or in the production capacity.
The Company determines its oil and gas reserves pursuant to the U.S. Securities and Exchange Commission – SEC and to the ANP/SPE (Brazilian Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. The main differences between the two criteria are: selling price of crude oil, wherein ANP/SPE standard establishes the use of the Company’s forecasted price, while SEC standard determines the use of an average price considering the each first day of the last 12 months; and the ANP’s permission to consider the reserve quantities after the concession period, as per the ANP/SPE standard. Pursuant to the SEC criteria, only proved reserves are determined, while proved and unproved reserves are determined pursuant to the ANP/SPE criteria.
According to the definitions prescribed by the SEC, proved oil and gas reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Proved reserves are subdivided into developed and undeveloped reserves.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.
Detailed information on reserves is presented as supplementary information.
a) Impacts of oil and gas reserves on depreciation, depletion and amortization
Depreciation, depletion and amortization are measured based on estimates of reserves prepared by the Company’s technicians in a manner consistent with SEC definitions. Reviews to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets.
Therefore, considering all other variables being constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.
Notes 4.8 and 12 of Financial Statements provide more detailed information about depreciation, amortization and depletion.
b) Impacts of oil and gas reserves on impairment testing
The Company assesses the recoverability of the carrying amounts of oil and gas exploration and development assets based on their value in use, as defined in note 4.10 of Financial Statements. In general, analyses are based on proved reserves and probable reserves pursuant to the ANP/SPE definitions.
c) Impacts of oil and gas reserves on decommissioning costs estimates
The timing of abandonment and dismantling of on shore and offshore areas is based on the length of reserves depletion, in accordance with ANP/SPE definitions.
Therefore, the review of the timing of reserves depletion may impact the provision for decommissioning cost estimates.
d) Impacts of oil and gas reserves on highly probable future exports subject to cash flow hedge

The Company estimates highly probable future exports in accordance with future exports forecasted in the scope of its Business and Management Plan - BMP and its Strategic Plan projections, which are driven by proved and probable reserves estimates. Reviews in such reserves may impact future exports forecasts and, consequently, hedge relationship designations may also be impacted. For example, whenever future exports for which a hedging relationship has been designated are no longer considered as highly probable, the Company revokes this designation and the cumulative foreign exchange gains or losses recognized in other comprehensive income remain in shareholders’ equity until the forecast exports occur. Additionally, if the future exports are also no longer expected to occur, the cumulative foreign exchange recognized in other comprehensive income is immediately recycled from shareholders’ equity to the statement of income.
Main assumptions for impairment testing
Impairment testing involves uncertainties mainly related to its key assumptions: average Brent prices and Real/U.S. dollar average exchange rate. These assumptions are relevant to virtually all of the Company’s business segments, a significant number of interdependent variables are derived from these key assumptions and there is a high degree of complexity in their application in determining value in use for impairment tests.
The markets for crude oil and natural gas have a history of significant price volatility and although prices can drop precipitously, industry prices over the long term tends to continue being driven by market supply and demand fundamentals.
Projections relating to the key assumptions are derived from the Business and Management Plan for the first five years and consistent with Strategic Plan for the following years. These assumptions are consistent with market evidence, such as independent macro-economic forecasts, industry commentators and experts. Back testing analysis and feedback process in order to continually improve forecast techniques are also performed.

The Company’s oil price forecast model is based on a nonlinear relationship between variables reflecting market supply and demand fundamentals. This model also takes into account other relevant factors, such as historical idle capacity, industry costs, oil and gas production forecasted by specialized firms, the relationship between the oil price and the U.S. dollar exchange rate, as well as the impact of OPEC on the oil market.
Changes in the economic environment may result in changing assumptions and, consequently, the recognition of impairment charges on certain assets or CGUs. For example, the Brent price directly impacts the Company’s sales revenue and refining margins, while the Real/U.S. dollar exchange rate mainly impacts our capital and operating expenditures.
Changes in the economic and political environment may also result in higher country risk projections and then discount rates for impairment testing would be increased.
Decreases in future oil and natural gas prices, which are considered as long- term trends, as well as negative effects resulting from significant changes in reserve volumes, production curve expectation, lifting costs, discount rates, as well as decisions on investments that result in the postponement or termination of projects may be indicative of the need to perform impairment tests.
The recoverable amount of certain assets was not substantially in excess of their carrying amounts and, therefore, it is reasonably possible that outcomes in future periods that are different from the current assumptions will result in the recognition of additional impairment charges on these assets, as described in note 14.1.1 of Financial Statements.
Identifying cash-generating units for impairment testing
Identifying cash-generating units (CGUs) requires management assumptions and judgment, based on the Company’s business and management model.
Changes in the aggregation of assets into Cash-Generating units (CGUs) could result in additional impairment charges or reversals. Such changes may occur when investment, strategic or operational factors result in changes in the interdependencies between those assets and, consequently, alter the aggregation of assets into CGUs.
The cash-generating units identified were as follows:
a) Exploration and Production CGUs:

i) Crude oil and natural gas producing properties CGU: comprises exploration and development assets related to crude oil and natural gas fields and groups of fields in Brazil and abroad.
In September 2016, the aggregations of assets for Fazenda Cedro and Lagoa Suruaca groups, both located in Espirito Santo, were reviewed and impairment tests were run separately for those individual fields due to the discontinuation of a relevant shared infrastructure in the production process, as approved in
2017-2021 BMP; and
The drilling rigs are not part of any grouping of assets and are assessed for impairment separately.

b) Refining, transportation and marketing CGUs:
i) Downstream CGU: comprises refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro, with a combined and centralized operation of logistical and refining assets in Brazil. These assets are managed with a common goal of achieving efficiency, profitability and strategic value long term on a nationwide basis. They are not operated for the generation of profit by asset/location. The operational planning is made in a centralized manner and these assets are not managed, measured or evaluated by their individual results. The refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received and to decide the sales prices of oil products. The operational decisions are analyzed through an integrated model of operational planning for market supply. This model evaluates the solutions to supply the market considering all the options for production, importing, exporting, logistics and inventories seeking a comprehensive optimum of Petrobras and not the profit of each unit. The decision regarding a new investment is not based on the profitability of the project for the asset where it will be installed, but for the Petrobras Group. The model in which the entire planning is based, used in the studies of technical and economic feasibility of new investments in refining, may, in its indications, allocate a lower economic kind of oil to a certain refinery or define a lower economic mix of products to it, or even force it to supply more distant markets (area of influence), leading it to operate with reduced margins if seen individually, in case this is the best for the integrated system as a whole. Pipelines and terminals are an integral part and interdependent portion of the refining assets, required to supply the market;
ii) CGU Comperj – comprises assets under construction of the first refining unit of Petrochemical Complex of Rio de Janeiro. In 2014, the Company decided to postpone this project for an extended period of time;
iii) CGU Second Refining Unit of RNEST – comprises assets under construction of the second refining unit of Abreu e Lima refinery. In 2014, the Company decided to postpone this project for an extended period of time;
iv) Petrochemical CGU: This CGU was composed of the PetroquimicaSuape and Citepe petrochemical plants until November 2016. In December 2016, the Company’s Board of Directors approved the sale of these plants and, consequently, these assets were not aggregated as a CGU as of December 31,
2016, pursuant to their reclassification to assets held for sale;
v) Transportation CGU: comprises assets relating to Transpetro’s fleet of vessels. Recurrent delays in the construction of support vessels for transporting ethanol over the Tiete River led the management of the wholly- owned subsidiary Transpetro, in September 2016, to terminate the construction contracts for a new group of support vessels in the scope of

Hidrovias project. As a result, this project was postponed and its completed assets were reviewed and tested for impairment separately;
vi) SIX CGU: shale processing plant; and
vii) Other operations abroad defined as the smallest group of assets that generates independent cash flows.
c) Gas & Power CGUs:
i) Natural gas CGU: comprises natural gas pipelines, natural gas processing plants and fertilizers and nitrogen products plants other than the Fertilizer Plant UFN III, which is assessed for impairment separately. In September 2016, the Board of Directors approved the disposal of interest in the subsidiary NTS and, as a consequence, its pipelines were removed from this CGU;
ii) CGU UFN III: comprises assets under construction of the fertilizer plant Unidade de Fertilizantes e Nitrogenados III (UFN III). The Company decided to postpone this project for an extended period of time;
iii) Power CGU: comprises the thermoelectric power generation plants. In December 2016, the Company’s Board of Directors approved the strategic alliance with Total that, among other matters, outlines the share of 50% interests in the power plants Celso Furtado and Romulo Almeida. Accordingly, these assets were removed from this CGU; and
iv) Other CGUs: operations abroad defined as the smallest group of assets that generates largely independent cash flows.
d) Distribution CGU: Mainly comprises the distribution assets related to the operations of Petrobras Distribuidora S.A.
e) Biofuels CGUs: An integrated unit of biodiesel plants defined based on the production planning and operation process, considering domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply. Due to the decision to discontinue operations of Quixada Biofuel Plant, as approved by the Board of Directors of the subsidiary Petrobras Biocombustivel in September 2016, impairment test for this Biofuel Plant was run separately.
Investments in associates and joint ventures, including goodwill, are assessed for impairment separately.
Other information on the impairment of assets is presented in notes 4.10 and
14 of Financial Statements.

Pension and other post-retirement benefits
The actuarial obligations and net expenses related to defined benefit pension and health care post-retirement plans are computed based on several financial and demographic assumptions, of which the most significant are:
Discount rate: comprises the projected future inflation in addition to an equivalent real interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and
Medical costs: comprise the projected growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, converge to the general price inflation index within
30 years.
These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.
The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 22 of Financial Statements.
Estimates related to contingencies and legal proceedings
The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues arising from the normal course of its business for which it estimates the amounts of the obligations and the probability that an outflow of resources will be required. Those estimates are based on legal counsel and Management’s best estimates.
Note 30 of Financial Statements provides further detailed information about contingencies and legal proceedings.
Decommissioning costs estimates
The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations at production sites. Its most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities in Brazil and abroad. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation.

These estimates require performing complex calculations that involve significant judgment since: i) the obligations are long-term; ii) the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events actually occur; and iii) asset removal technologies and costs are constantly changing, along with regulations, environmental, safety and public relations considerations.
The Company is constantly conducting studies to incorporate technologies and procedures to optimize the operations of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.
Notes 4.14 and 20 of Financial Statements provide further detailed information about the decommissioning provisions.
Deferred income taxes
The recognition of deferred tax liabilities and deferred tax assets involves significant estimates and judgments by the Company. Deferred tax assets are recognized if future taxable income is probable. In evaluating whether it will have sufficient taxable profit in future periods to support the recognition of deferred tax assets, the Company uses future projections and estimates based on its Business and Management Plan (BMP), approved by the Board of Directors annually. Future taxable profits projections are mainly based on the following assumptions: i) Brent crude oil prices; ii) foreign exchange rates; and iii) the Company’s projected net finance expenses (income).
Changes in deferred tax assets and liabilities are presented in note 21.6 of
Financial Statements.
Cash flow hedge accounting involving the Company’s future exports
The Company determines its future exports as “highly probable future exports” based on its Business and Management Plan - BMP and its Strategic Plan. The highly probable future exports are determined by a percentage of projected exports revenue over the mid and long term, taking account the Company’s operational and capital expenditure optimization model which considers future uncertainties, such as oil price and production, as well as products demand. Future exports forecasts are reviewed whenever the Company reviews its BMP and Strategic Plan assumptions. The approach for determining exports as highly probable future exports is reviewed annually, at least.
See note 33.2 of Financial Statements for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.
Write-off – overpayments incorrectly capitalized

As described in note 3 of Financial Statements, in the third quarter of 2014, the Company wrote off BRL 6,194 million of capitalized costs representing the estimated amounts that Petrobras had overpaid for the acquisition of property, plant and equipment.

To account for these overpayments, the Company developed an estimation methodology, as set out in note 3 of Financial Statements. Petrobras acknowledges the degree of uncertainty involved in the estimation methodology and continues to monitor the ongoing investigations and the availability of other information concerning the amounts it may have overpaid in the context of the payment scheme. If reliable information becomes available that indicates with sufficient precision that the Company’s estimate should be modified, it will evaluate materiality and, if so, adjust.
However, as previously discussed, the Company believes it has used the most appropriate methodology and assumptions to determine the amounts of overpayments incorrectly capitalized and there is no evidence that would indicate the possibility of a material change in the amounts written-off.
Allowance for impairment of trade receivables
Management continuously assesses whether there is objective evidence that trade receivables are impaired and recognizes allowances for impairment of trade receivables to cover losses. Such evidence includes insolvency, defaults, judicial recovery claims, a significant probability of a debtor filing for bankruptcy and others.
See note 8 of Financial Statements for more detailed information about allowance for impairment of trade receivables.

10.6. The officers must describe the relevant items that are not made clear in the issuer’s financial statements, indicating:

a.	Assets and liabilities directly or indirectly owed by issuer which are off-balance sheet items, such as

i. operating leases assets and liabilities;
ii. sold receivables portfolios in which the entity has risks and responsibilities, indicating the respective liabilities;
iii. future product or service purchase and sale agreements;
iv. unfinished construction contracts;
v. future financing receipt agreements.
The Company Directors state that on December 31st, 2016, the Company had no off-balance sheet arrangements that have, or may have a material effect on its financial condition, receipts or expenses, results of operations, liquidity, capital expenditures or capital resources.

The following table summarizes the Company´s outstanding contractual obligations and commitments on 12.31.2016:
CONTRACTUAL OBLIGATIONS
BRL million
Year Payments
Total 2017 2018- 2021
2022 and after
Balance Sheet Items: *
Debt obligations** 384,989 31,796 219,032 134,161
With transfer of benefits, risks and controls of assets 795 59 272 464
Abandonment Provisions 33,412 1,317 6,732 25,363
Total of Balance Sheet Items 419,196 33,172 226,036 159,988
Other contractual obligations
Ship or pay Natural Gas *** 54,145 11,496 42,649 -
Services contracted 203,745 62,220 75,799 65,726
Natural Gas purchase commitment*** 25,064 3,634 21,430 -
Without transfer of benefits, risks and controls of assets 315,865 37,136 101,922 176,807
Purchase commitments 43,989 33,611 7,821 2,557
Total of other commitments 642,808 148,097 249,621 245,090
Total 1,062,004 181,269 475,657 405,078
* Excluding the amount of BRL 123,329 million related to our obligations with pensions and medical benefits, which are partially financed by BRL 50,661 million in plan assets. Information on employees’ post-retirement benefit plans, including an expected maturity schedule of liabilities for pensions and medical benefits, is disclosed in note 22 of financial statements.
** Includes interest, short-term debt and long-term debt (current and non-current). Information on our future principal and interest payments (not discounted) for the next years is contained in note 33.6 of financial statements.
*** The current import contract is expected to be terminated, initially, on December 31, 2019, and will be automatically extended until the maximum contracted volume is withdrawn by Petrobras, which indicates its extension until at least December 2021. Petrobras and YPFB may renegotiate conditions for the withdrawal of the balance of the contracted and non-consumed volume. And these conditions can take effect from 2022.
b. other items that are not featured in the financial statements
The Company’s Officers commented that there are no other items that are not mentioned in the previous item.

10.7 - Comments on items not featured in the financial statements
a) how such items change or may come to change the revenues, expenses, operating results, financial expenses or other items in the issuer’s financial statements
The Company’s Officers commented that the contracts, which are not recorded in the financial statements, are related to the operating activities of the Company and the accounting record will depend on the effective use of the good or service. Such items not yet meet the criteria for recognition of liabilities, since they are obligations arising from contracts, which have not yet been fully complied with, and, consequently, there is no recognition of the corresponding assets or expenses.
b) nature and purpose of the operation
See item 10.7.“a” above.
c) nature and amount of the obligations taken on and the rights generated in favor of the issuer as a result of the operation
See item 10.7.“a” above

10.8 - Business Plan
a) Investiments, including:

i.	quantitative and qualitative description of the investments in progress and the foreseen investments

The Strategic Plan (SP) and the Business and Management Plan for the period from 2017 to 2021 (2017-2021 BMP) were prepared in an integrated manner and relied on the direct involvement of the Company’s senior management and other executives in all stages of its elaboration.
Two main metrics have been defined, a safety and other financial, driving the company’s strategy:
• Reduction of 36% in the Total Recordable Injury Frequency Rate (TRIFR1),
from 2.2 in 2015 to 1.4 in 2018.
• Reduction in leverage (Net Debt/EBITDA) from 5.3 in 2015 to 2.5 by 2018.
Strategic Plan
The Strategic Plan (SP) brings our vision, highlighting five elements that define what Petrobras wants to be:
“An integrated energy company focused on oil and gas that evolves with society, creating high value, with a unique technical capability”; having the respect for life, people and the environment; ethics and transparency; market orientation; overcoming and confidence; and results as values.
These five vision elements unfold in 21 strategies, as follows: Integrated energy company
• Reduce Petrobras’ E&P, Refining, Transportation, Logistics, Distribution and Sales risk through partnerships and divestments;
• Restructure the Energy Businesses, consolidating the thermoelectric assets and other businesses in this segment, seeking the alternative that maximizes value for the company;
• Review the Lubricant business, with the purpose of maximizing value creation to Petrobras
Focused on oil and gas
• Manage the exploratory portfolio in order to maximize economic viability thereby ensuring the sustainability of oil and gas production;
• Manage the E&P project portfolio in an integrated;

• Optimize the business portfolio, withdrawing entirely from biofuel production, LPG distribution, fertilizer production and petrochemical interests, preserving technological competencies in areas with development;
• Maximize value creation in the gas chain, aligned with regulatory developments, ensuring the monetization of proprietary production and optimizing participation in the chain of natural gas as a fuel of transition to the long term.
1 TRIFR = Number of accidents registered per million man-hours
Evolves with society
• Strengthen internal controls and governance, ensuring transparency and an effective system for preventing and combating irregularities, without prejudice to agility in the decision-making process;
• Recover Petrobras’ credibility and strengthen its relation and reputation with all its stakeholders, including the controlling and supervisory bodies of the company;
• Maintain transparent, respectful and proactive dialogue with all stakeholders, through the use of the best and most up-to-date internal and external communication practices;
• Align social responsibility actions with the company’s projects.
Creating high value
• Strengthen reservoir management to maximize the value of E&P contracts in all the regulatory regimes, seeking opportunities to continuously incorporate reserves;
• Ensure disciplined use of capital and return to shareholders in all Petrobras projects, with high reliability and predictability in the delivery;
• Continually improve upon productivity and cost reduction while following best international practices;
• Promote a market parity price policy and maximize margins in the value chain;
• Operate with an emphasis on partnerships and divestments as key value generation elements;
• Promote an environment of participation and mutual trust, focused on results that add value, with safety, ethical conduct, responsibility, encouragement of active debate, meritocracy, simplicity and compliance;
• Manage the process of contracting goods and services with a focus on value, aligned with international standards and metrics, meeting compliance requirements, maintaining flexibility in adverse and volatile demand scenarios and contributing to the development of the chain as a whole.

Technical capability
• Ensure the constant development of technological competencies in areas with development potential, strengthening the performance of the current business and opening options for competitive operations with low-carbon and renewable energy technologies and refinery- petrochemical integration;
• Prioritize development of deep-water production, with a focus on strategic partnerships, combining technical competencies and technologies;
• Enable the conception and implementation of projects with low break- even oil prices, complying with safety and environmental requirements.
Based on the Company’s new management system, each of these strategies has specific associated initiatives. Each initiative, in turn, has goals with systematic follow-up, in order to guarantee discipline in its execution.
Business and Management Plan 2017-2021 (2017-2021 BMP)
Integrated with the Strategic Plan, the Business and Management Plan details operational planning, focusing on safety, as well as the Company’s financial planning for the next five years.
The Commitment to Life Program will have as its main objective the reduction of the Total Recordable Injury Frequency Rate (TRIFR) to 1.4 in 2018, based on operational discipline and process safety. The program aims to improve safety awareness in the company, with leadership commitment, continuous training focused on risk and process knowledge, management assessment and system of consequences.
Regarding the premises adopted in 2017-2021 BMP, the following stand out:
• Competitive prices for byproducts in Brazil;
• Average Brent price and average exchange rate, as shown in the table below;
2017 2018 2019 2020 2021
Brent base year 2016
USD/bbl 48 56 68 71 71
Nominal Exchange
BRL/USD 3.55 3.71 3.72 3.74 3.78
• Brazilian byproducts market growth by 5.2% in the period.

Originally approved for investments of USD 74.1 billion for the period 2017-
2021, the BMP investment program was updated to USD 74.5 billion due to the reallocation of programmed and unrealized resources for the year 2016. For the year 2017, the Company plans to invest USD 19.8 billion.
The BMP’s investment portfolio prioritizes oil exploration and production projects in Brazil, with emphasis on deep water. In other business areas, investments are basically aimed at maintaining operations and projects related to the flow of oil and natural gas production.
Most of the investments are concentrated in the Exploration & Production area, mainly allocated to the development of production
In the area of Refining and Natural Gas investments will be allocated to the operational continuity of assets and to projects related to the outflow of oil and gas production.
In addition to the greater efficiency in the resources invested, which will allow the reduction of investment volume without major impact on the operational targets, the BMP also foresees the adoption of new measures to reduce costs, as detailed in item ii below.
Another important strategy is the expansion of partnerships and divestments, disseminating the successful experience in the area of exploration and production for the other areas of the Company. Our Partnerships and Divestments Program totaled USD 13.6 billion in the biennium 2015-2016. USD
21 billion are expected in the biennium 2017-2018.
The Company reiterates that the execution of the Plan is subject to risk factors (not exhaustive) that may impact it, namely:
Significant changes in market conditions; Partnerships and divestments lower than expected; Judicial disputes;
Renegotiation of the Assignment Agreement;
Local Content Impact on costs and deadlines of the projects; Delay in the construction of platforms;
Investment costs higher than expected.
ii. investments’ financial sources
To comply with the investments and interest payments and amortizations projected for the period from 2017 to 2021, Petrobras plans to use its operational generation, partnerships, divestments and use of surplus cash as financing’ sources.

The BMP also provides for the adoption of new cost reduction measures. Among these actions are the implementation of new management tools, such as the Zero Based Budgeting (OBZ), a differentiated management of contracts and personnel. The goal is to reduce operating costs by 18% when compared to the estimated value if not implemented.
Management Operating Expenses
(US$ Billion)
142 153 -18% 126
BMP 2015-2019
Estimat. 2017-2021
BMP 2017-2021
The estimated operating cash flow of USD 158 billion for the BMP period, after dividends, will allow Petrobras to carry out their investments and reduce its debt, without new net inflows on the horizon of the Plan.
iii. relevant on-going divestments and foreseen divestments:
The Company considers the execution of partnerships and divestments a way to optimize its portfolio of assets and one of the sources of the funds needed to finance their projects.
In 2015, 2016 and early 2017, Petrobras completed the following partnerships and divestments:
Completed Partnerships and Divestments (in 2015, 2016 and early 2017)
Date of
Signing of
Contracts
Transaction
Closing Date
Transaction Transaction
Value * (USD billion)
31/03/2015
31/03/2015 Disposal of assets in the Austral Basin, in
the province of Santa Cruz, Argentina
0.1
23/10/2015
28/12/2015 Disposal of 49% equity interest of
Petrobras Gás S.A. (Gaspetro)
0.5
13/05/2016
27/07/2016 Disposal of Company’s entire 67.19%
interest in Petrobras Argentina
0.9

PETROBRAS

29/07/2016	21/11/2016	Disposal of the Company's 66% interest in the exploratory block BM - S-8 in the pre-salt layer of Santos Basin	2.5
17/10/2016	28/12/2016	Disposal of 100% interest in Nansei Seikyu (NSS), located in the Okinawa island, Japan	0.2
22/07/2016	04/01/2017	Sale of 100% of Petrobras Chile Distribuición Ltda.	0.5
28/12/2016	03/02/2017	Disposal of Company's entire 45,97% interest in Guarani S.A.	0.2
15/12/2016	23/02/2017	Receipt of 24 million new common shares issued by São Martinho S.A., as payment for the merger, by São Martinho, of the 49% interest held by Petrobras Biocombustíveis in Nova Fronteira Biocombustível S.A.	0.1**
Total			**5.0**

* Consider received and future payments related to the transaction
** Based on the average price weighted by the trading volume of São Martinho shares in the 30 days prior to the signing of the contractual instruments of the merger

Additionally, Petrobras have signed the contractual instruments related to the partnerships and divestments listed below. Completion of these transactions is subject to compliance with legal and contractual precedent conditions.

Partnerships and Divestments - Signed Contractual Instruments

Date of Signing of Contracts	**Transaction**	**Transaction Value * (USD billion)**
23/09/2016	Disposal of 90% interests of Nova Transportadora do Sudeste (NTS), natural gas carrier from Southeast Brazill	5.2
17/11/2016	Sale of Liquigás Distribuidora S.A.	0.8**
28/12/2016	Diposal of Company's entire interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe)	0.4
28/12/2016	Strategic alliance with the French company Total in the upstream and downstream segments. Have been signed (i) joint exploratory studies in the exploratory areas of the Equatorial Margin, and in the Santos Basin; and (ii) the technological partnership agreement in the areas of digital petrophysics, geological processing and underwater production systems. Besides that, the contracts provided for the assignment of 22.5% rights from Petrobras to Total, in the Iara concession area; assignment of rights of 35% as well as the operation in the concession area of Lapa field, in Block BM-S-9, leaving Petrobras with 10%; disposal of 50% stake in Termobahia, including the thermal plants Rômulo de Almeida and Celso Furtado; and the option to purchase by Petrobras 20% stake in block 2 of Lost Foldbelt area in the Mexican sector of the Gulf of Mexico.	2.2
Total		8.6

165

* Consider received and future payments related to the transaction
** Considering the exchange of 31.12.2016
The transactions above are part of our Partnerships and Divestments Program, which totaled USD 13.6 billion in the biennium 2015-2016.
On 07/12/2016, by means of an injunction, the Federal Audit Court (TCU) determined that Petrobras would refrain from “signing sales contracts for assets and companies that were in progress at that date, as well as initiating new Divestment projects “, until such Court decided on the merits of the proceeding - application of the Systematics for Divestments of the Company (“ Systematics “). Excepted in such decision are the projects of: (i) sale of equity interest in the US Gulf of Mexico; (ii) assignment of rights in the fields of Baúna and Tartaruga Verde; (iii) sale of the entire 45.97% stake in Guarani S.A .; (iv) disposal of all the shares held by PETROBRAS in its wholly-owned subsidiaries Companhia Petroquĺmica de Pernambuco (PetroquĺmicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe); and (v) the merger, by São Martinho, of the 49% equity interest held by Petrobras Biocombustĺvel in Nova Fronteira Biocombustĺvel S.A. (See item 10.3.b of this Form).
The Company reviewed the Systematics for the implementation of improvements, which were submitted to the TCU, for evaluation by this Court. Thus, on 03/15/2017, the TCU determined that, in the face of such improvements made to Systematics, all the disinvestment projects in progress should be restarted. Specifically in relation to the sale of assets in the North American Gulf of Mexico and the assignment of rights in the Baúna and Tartaruga Verde fields (which had already been excepted in the precautionary decision of 07/12/2016), the respective competitive processes may proceed from the stage they are in, based on the revised Systematics.
Concerning the Judiciary, by means of injunctions issued in Civil Actions, the procedures related to the following disinvestment projects are suspended:
disposal of equity interests of Petrobras Distribuidora;
assignment of concession rights in onshore fields in the states of Sergipe, Ceara, Rio Grande do Norte, Bahia and Espirito Santo, which can proceed to the stage immediately prior to the signing of contracts; and
assignment of rights in the concession of the Baúna and Tartaruga Verde fields (which, therefore, despite its conclusion authorized by the TCU, is suspended).
All decisions made by the Judiciary to date, in the ongoing processes, whether favorable or unfavorable to the Company, were based on preliminary analysis (ie, no pronouncement on the merits of the case), so that, at least in theory , the current situation of continuity or suspension of projects may be reversed by a subsequent decision that may be rendered, including by the preliminary instances themselves.

Finally, in terms of strategic partnership, in addition to the alliance with Total (see item 10.3.b of this Form), the Company also signed Memoranda of Understanding with Statoil and Galp companies, for the consolidation of a strategic alliance in the Exploration & Production and Natural Gas segments.
2017-2021 BMP has the goal of partnerships and divestments of USD 21 billion for the period 2017-2018.
It should be noted that the approved divestment value is the Company’s best estimate, but it may be impacted by market variables, such as the price of oil on the international market, the exchange rate, Brazilian and world economic growth, among others variables. Changes in these variables may cause the Company to modify the amount expected to be divested.
b) in case they are already disclosed, it shall point the acquisition of plants, equipment, patents or other assets materially influencing the issuer production capacity
The Company’s Executive Officers declare that there have been no plant and/or equipment acquisitions that materially affect the Company´s production capacity in the period.
c) New products and services:
i. description of on-going and already disclosed research
The Company’s officers commented that Petrobras invests in the research and development area as a way to expand the search for new production frontiers and achieve continuous improvement in their operations. The Company has a track record of successfully developing and deploying innovative technologies, such as in the areas of drilling, completion and production of wells in deep water. The Brazilian oil and gas concession contracts require investments of at least 1% of the gross revenue from the concession from the petroleum fields with high productivity in research and development. Of these resources, up to half may be invested in our own research facilities in Brazil and the rest must be invested in universities and Brazilian institutions registered with the ANP for this purpose.
A Petrobras operates a research and development center, Cenpes, dedicated to its activities in Rio de Janeiro, Brazil, since 1963. In 2010, the Company inaugurated its expansion, doubling the capacity of its laboratories, designing it as the largest research complex in the Southern Hemisphere, with laboratories specially dedicated to pre-salt technologies. In December 2016, Cenpes had 1,458 employees, of which 1,345 were dedicated exclusively to the R & D area, 21% of which were masters and 14% were doctors. Cenpes works in partnership with more than 100 universities and national and foreign research institutions, suppliers and other operators and aims to develop technologies to enable compliance with the Business Plan and Management, in addition to anticipate trends and invest in technological paths aligned to the Strategic Plan.
The main results obtained by Petrobras’ research and development in 2016 were:
• installation of Stationary Control Unit Production and virtual dynamic compression plant simulator installation, which enables improvements and corrections in the control settings as well as adjustments to new operating scenarios, reducing risks and optimizing operation, starting and stopping compressors (the use of this simulator avoided 23 unscheduled stoppages in the P-43, representing a gain of approximately BRL 2.5 million);
• optimization of the anchoring system of the P-67, P-68, P-69, P-70, P-
74, P-75, P-76 and P-77 platforms, reducing the need for 30 anchor lines provided in the original projects, and enabling, Petrobras, the savings potential of BRL 470 million related to the reduction of material and installation costs;
• application of the real-time drilling diagnostics program (PWDA), a software developed by Petrobras that receives well drilling information in real time, identifies risk situations and alerts to the occurrence of operational problems. Its use made it possible to reduce the use of drilling rigs in 18 days, generating savings of BRL 34.4 million in 2016.
• establishment of new guidelines for producing well opening procedure in the Marlim field in the Campos Basin, in order laboratory tests and numerical simulations, which allows gradual increase in flow, avoiding production losses and generating additional revenue of BRL 125 million in the year.
• start-up of our first multiphase pumping system in onshore fields.
Conventional machines operate essentially with fluids in the liquid state (pumps) or gaseous state (compressors). Multiphase pumps are a hybrid system that can operate with two fluids (100% liquid or up to
95% gas). Designed to operate with 25 producing wells simultaneously, it is able to reduce the head pressure of these wells significantly, allowing an increase in oil production by 30%. This technology can enable production in marginal accumulations and / or increase the recovery factor of so-called mature fields.
• development of sedimentological-stratigraphic models in the Lula, Búzios and Sapinhoá fields, in the Santos Basin pre-salt, used to minimize exploration and production risks, increasing the reliability of future locations for the exploitation of these fields.
• development of first filling diesel, which guarantees protection to new vehicles that are stored in the courtyard of the automakers for a period

PETROBRAS

of up to 180 days before the sale. The product reduces the occurrence of oxidation reactions and minimizes the formation of deposits in the injection system, reducing wear of parts and decreasing the exposure to human degraded product. Reduced fuel waste and worn parts brings significant environmental gain and meets fuel specifications and environmental and logistical requirements.

- application of new catalyst technology in one of the two catalytic cracking units of the Paulínia Refinery (Replan) in São Paulo, which, together with other initiatives, resulted in the reduction of particulate matter emissions by 22%. The use of the technology provided an increase in the conversion of heavy fractions to the production of diesel and gasoline, with an estimated gain of BRL 35 million annually, in addition to anticipating compliance with the CONAMA resolution #436, without significant capital investment.;

Cenpes is also active in providing technical assistance for troubleshooting in the operations, seeking efficiency gains, operational optimization and cost reduction. As an example, there is the application of advanced non-destructive testing techniques in the detection and design of cracks in welds and equipment in the Exploration & Production and Refining and Natural Gas segments, reducing the time of interventions, postponing scheduled stoppages, and generated savings for the company. The application of these techniques in the delayed coking unit of Replan allowed a saving of BRL 37.5 million for the company.

ii. total amounts spent by issuer in research for the development of new products or services

R&D Expenses (BRL billion)		
2014	2015	2016
2.60	2.02	1.83

iii. disclosed developing projects

See item 10.8.c.i above.

169

iv. total amounts spent by issuer on the development of new products or services
See item 10.8.c.ii above.
10.9 Comment on other factors that might have a significant influence on the operational performance and that were not identified or commented on in the other items of this section
All relevant aspects on the result of the operational performance for the year were discussed herein.

ANEX III
5.3 - DESCRIPTION OF INTERNAL CONTROLS
a) Main internal controls practices and their degree of efficiency, indicating any imperfections and measures adopted to correct them:
The Company’s management is responsible for establishing and maintaining effective internal controls related to the preparation and disclosure of consolidated financial statements and the assessment of the effectiveness of internal controls at entity , operational, financial, and information technology levels related to the process of preparation and disclosure of said statements, in order to provide reasonable assurance regarding the reliability of the preparation and disclosure process of consolidated financial statements , in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
Because of its inherent limitations, the internal control applied in the preparation and disclosure process of consolidated financial statements might not prevent or detect misstatements on a timely basis. Therefore, even when those systems determined to be effective, they can only provide reasonable assurance in relation to the preparation and presentation of consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate due to changes in conditions, or the risk that the degree of compliance with policies or procedures may deteriorate.
Management, based on the criteria defined in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), performs review of its materiality and specific risks, as well as the mapping of processes, systems and key controls. Internal controls are self- evaluated annually by the Company’s managers (control self-assessment), reviewed on the adequacy of the design and tested for operational efficiency, by our internal auditors.
Management assessed the effectiveness of internal control over financial Company reporting as of December 31, 2016. Based on this assessment using the classification of internal control weaknesses set by the Brazilian standard NBC TA 265 (Brazilian Accounting Standard 265), and due to significant deficiencies not remedied, Management has concluded that internal control over the Company’s financial reports were not fully effective as of December 31, 2016.
The Company’s management analyzed all significant deficiencies and all necessary adjustments were made in our consolidated financial statements. Management concluded that the consolidated financial statements, in all material respects, fairly present the financial state, the results of operations, and the Company’s cash flows for the periods presented. The impact of all the facts known to Management, so far, has been reflected in the consolidated financial statements.
Management has been actively involved in the design and implementation of remediation efforts to address the significant deficiencies identified. The efforts that have been implemented or are being implemented to remedy significant deficiencies are described below.
1) Management override of controls
As reported in the 2014 and 2015 periods, Management identified certain decisions made during the period from 2004 to April 2012 specifically related to major investment projects by the Company in the Exploration and Production, Refining, and Gas and Energy business segments that were not in compliance with existing Company internal controls for the procurement process of services in these segments.
In some of the Company’s procurement processes, one or more former officers, together with specific suppliers involved in construction projects, worked to override, infringe or circumvent controls, which resulted in wrongful acts contrary to Company interests and policies. Management has identified the following deficiencies in internal controls related to the failure to detect these acts which, combined, represent a significant deficiency in the Company’s control environment: (i) inadequate ethical stance in Company senior management (tone at the top) with respect to internal controls; (ii) failure to communicate the ethical values under the Company’s Code of Conduct; and (iii) lack of an effective whistleblowing program.
Starting in 2015 and during 2016, in response to the significant deficiency reported in the 2014 and 2015 periods, Management has taken corrective actions and continued working on the broad implementation of actions and controls for the proper improvement of the internal controls of the Company. The main initiatives already implemented to strengthen the internal controls environmental include:
I – Strengthen corporate governance:
1. inclusion of new members in the Board of Directors;
2. modification to Bylaws to create new advisory committees to the Board of
Directors and to enable the participation of external members in these committees;

3.

approval and disclosure of a nomination policy for Senior Management members, to establish minimum requirements for appointing representatives of the Board of Directors, Executive Board and Audit Committee.

4. definition of criteria for technical evaluation and integrity in order to support the appointment process of employees to fill managerial and strategic roles.

5.

creation and structuring of the Executive Office of Governance and Compliance, whose activities include the completion of procedures, mitigating the risks in our activities, and compliance with legislation, rules and regulations, including the rules of the Securities and Exchange Commission of Brazil (CVM) and the U.S. Securities and Exchange Commission (SEC); and

6. review of standards and procedures for management of investment projects and procurement of goods and services.

II - Communication of the values expressed in the Code of Ethics and in the
Code of Conduct:
The Company continues with extensive corporate effort, under the leadership of its senior management, to regularly communicate ethical values through our internal communication, review the rules that support these values and increase its training activities, especially with respect to the Code of Ethics, the Code of Conduct and the Petrobras Program for Corruption Prevention, aimed at all employees.
III - Strengthen the Petrobras Program for Corruption Prevention:
The Company continues to monitor the activities under the Petrobras Program for Corruption Prevention - PPPC, implemented in order to ensure legal and procedural compliance and to mitigate the risks of its activities, with emphasis on the following initiatives: (A) creation of the Audit Committee; (B) improvement of internal investigation commission performance; (C) review and adjustment of our internal rules; (D) inclusion of “compliance competence” as part of the evaluation of performance targets for our employees and review of results (Management of Performance and Results); (E) expansion of the compliance agents program; (F) increased dissemination to employees of the Handbook on Tokens, Gifts and Hospitality; and (g) continue to implement an Integrity Due Diligence procedure, based on which suppliers of products and services shall report and are assessed on their structures, financial and compliance mechanisms in order to be included in the Company’s supplier list.
IV - Improved whistleblowing channel:
Management made changes to the Company’s whistleblowing channel, overseen by the Ombudsman, to promote the effectiveness of this process, particularly by strengthening protections for the confidentiality of the complaint, secrecy and integrity of all information provided, allowing for confirmation that they were properly investigated. Implemented changes include: (a) hiring an external, specialized, and independent channel; (b) appointing a General Ombudsman through a process carried out by an executive recruitment firm, as a step towards restructuring the whistleblowing channel; and (c) revising the internal processes to handle complaints.
V - Investigation actions:
In 2015, Management initiated investigation actions in relation to claims of wrongful acts committed by Petrobras employees and former employees, using: (a) Internal Investigation Commissions - CIA; (b) investigations conducted by the Compliance area; (c) investigations conducted by independent law firms reporting to a Board of Directors committee. Results have been shared with the Public Prosecutor’s Office and the authorities of the countries where the facts related to the investigation occurred. On the subject, it is worth highlighting, during 2016: (a) the investigations conducted by independent law firms continued; (B) the Company has maintained a special committee, composed of three members with outstanding experience, two of which are independent from Petrobras and the third, who is the Executive Officer for Governance and Compliance, acts as a link between the investigation and the Board of Directors; (C) the Company continues with the provisional blocking of companies involved in irregularities; and (d) it has made additional effort to recover the losses suffered as a result of unlawful acts against the interests and policies of the Company.
VI - Establishment of Risk Management Corporate Policy:
The Company’s corporate risk management policy was approved on June 26, 2015 and establishes guidelines for corporate risk management at the Company. The Company has identified 21 categories of corporate risk and appointed managers in charge of implementing this policy through rules and procedures for each specific risk.
In complement to the actions mentioned above, Management implemented in 2016, new controls that sought to eliminate the possibility of acts intended to override or infringe upon existing controls or actions in violation of our policies and internal rules. All controls result from a set of new company governance procedures and improvement actions. These procedures and actions are the result of assessments that relied on different areas and which were brought to approval by higher levels in the company, which demonstrates the commitment of the entire organization to mitigate these risks.
The main controls implemented were:
a) Compliance with the nomination policy for the Board of Directors and Executive Board of Petrobras, to ensure that the selection and appointment of executives is guided by technical and integrity criteria.
B) Assessment of integrity (BCI - integrity background check) and expertise to appoint employees to managerial roles.
c) Counterparty integrity analysis (DDI - integrity due diligence) and classification of the integrity risk level (GRI) of suppliers of goods and services, which increases safety in Company procurement.
d) Training in compliance issues to Senior Management members, in order to promote their update and awareness.
e) Prior opinion by technical committees of statutory nature, in order to ensure that, in the individual decisions of Executive Directors in fulfilling their duties, issues have multidisciplinary discussion on the topics addressed.
f) Analysis and issuance of opinion on the conformity of matters submitted to the Executive Board, which seeks to improve Petrobras’ decision-making process in connection to conformity requirements (compliance) and compliance with internal rules.
g) Monitoring the implementation of sanctions suggested by the Audit Committee, to confirm whether there is uniformity in the application of disciplinary actions in cases related to fraud or corruption within the company.

h) Review of processes for handling allegations of fraud and corruption filed and forwarded for investigation/verification, by using an outsourced whistleblowing channel, thus with no mediation by employees in receiving complaints.
Based on these actions and on the assessment of the effectiveness of these new controls, Management concludes that the significant deficiency was remedied as of December 31, 2016, specifically in connection to the possibility of overriding controls related to administrator actions and decisions (“ management override of controls”), whereas the risk that wrongful acts contrary to company interests and policies are committed is mitigated. The set of adopted actions, new controls, actions and procedures, mitigate the risks and problems identified in previous years on the subject.
2) Review and approval of journal entries
As stated in the 2014 and 2015 Reference Form, Management identified a timeliness failure in monitoring possible changes to control parameters in the planning environment of business resources (“ERP”) used to support the internal controls related to review and approval of journal entries. This failure to monitor changes in ERP parameters in a timely manner could expose us to the risk of non-detection in all manual entries to be reviewed or confirmed. Management has also identified deficiencies in the design of the Company’s internal control over the review and approval of manual entries.
In order to remedy the deficiencies identified in 2014 and 2015, improvements have been made to the controls, especially to the modification in the logic to capture entries, which now encompasses the integrity of entries, since it comprises all transactions that allow entries to ledger accounts rather than only a group of transactions assessed as high risk. A systemic solution executes mark-up of entries processed automatically, so that those are separated from the base of entries considered as manual which are subject to review and approval by Company managers.
Additionally, in response to the deficiency related to the occurrence of managers not adequately reviewing journal entries or not complying with segregation of duties and reviewing their own manual entries, the Company has improved the guidance to managers in charge of reviewing journal entries through the following actions:
• Training applied to the areas with higher volume of entries - training addressed basic concepts of internal controls, as well as operating aspects of the control over manual entries, involving definitions, risks, criteria, history, workflows, best practices;
• Issuance of guidelines on control operation, with step-by-step tutorials and documents, covering the perspectives of systems and procedures that support the control;
• Manual entries are reviewed by an area independent from the area that executed approval.

The measures adopted in 2016 regarding the remediation of the significant deficiency identified in 2014 and 2015, resulted in a major development in control environment, including the creation of the set of controls covering Petrobras and subsidiaries within the same ERP environment, namely Petrobras Distribuidora - BR and Transpetro, who work at all levels, monitoring the journal entry process to prevent or detect material misstatements in the consolidated financial statements. Thus, Management concludes that the significant deficiency was remedied as of December 31, 2016.
3) Fixed assets
As reported in the 2014 and 2015 Reference Form, Management has identified deficiencies in controls that, in aggregate, represented a significant deficiency concerning fixed assets, as follows:
• deficiency related to monitoring the need to reclassify specific fixed assets still recorded as under construction, though completed. Failure in the reclassification of such assets could lead to non-recognition in a timely manner of the depreciation associated with the project.
• deficiency related to the review of changes in specific groups of exploration and production assets, such as Cash Generating Units (CGU) and their compliance with IFRS, which could affect how cash flows were generated.
• deficiencies related to the identification of possible risks arising from the economic and financial condition of suppliers. Such deficiencies resulted in failures: (i) in the identification of the need to write-off specific advances to suppliers, which would not result in future economic benefits, (ii) in the identification of the need to recognize expenses for the termination of such contracts.
In an effort to remedy the significant deficiency related to fixed assets, Management has taken the following measures in 2016:
• Developed several improvements to mitigate the risk of failure in the transfer of projects from assets under construction to operating assets. Such improvements consist in the implementation of: i) risk assessment and identification of improvements in the incorporation and write-off process of fixed assets in progress, enabling the expansion of the analysis to all project phases in order to prevent and detect the untimely transfer of assets under construction to completed fixed assets; ii) review of the process control matrix; and iii) establishment of monitoring controls for assets under construction at the corporate level. Based on the measures adopted to remedy the deficiency reported in 2014 and 2015 and on the results of effectiveness tests on controls related to construction works in progress, Management concludes that this deficiency was remedied as of December 31, 2016.
• Developed a number of improvements in the review process of changes in CGUs, which consisted of: i) implementation of new activities and controls in the process, and it changed the roles and responsibilities in order to mitigate the risk of changes to the composition of CGUs; ii) improvement of procedures and controls applied in the review process of the recoverable value of assets; and iii) expansion of Management assessment scope to review of the entire process, not limited only to the risk of failures in the review of changes in CGUs. Based on the measures adopted and the results of effectiveness tests of controls, Management concludes that this deficiency was remedied as of December 31, 2016.
• Enhanced procedures and strengthened controls related to advances made to suppliers and contract rescission, due to the reduction in investment rate. New actions were implemented, namely: i) new provisioning routine for advances to suppliers; ii) new routine with project managers, strengthening the communication between the parties involved; iii) improved procedures for monitoring and analysis of procurement processes and contract enforcement. Management recognizes that the actions taken represent an evolution in mitigating risks and in the control environment of this process, however, it has not yet been possible to conclude that the significant deficiency has been remedied.
These deficiencies resulted in a failure in the internal control over financial reports from previous years, specifically in 2014, 2015 and 2016, to detect a possible overstatement of assets and understatement of expenses, however, all material aspects were reflected in the consolidated financial statements.
In response to the remaining deficiencies as of December 31, 2016, the Company will review the internal control and procedure matrix so that: (i) advances (due or overdue) and (ii) potential termination costs, granted to suppliers struggling to perform and meet their obligations, are regularly assessed and, should there be evidence that goods and services will not be delivered per contractually established conditions, provisions for losses and liabilities undertaken are timely recorded in the financial statements.
4) Contingent provisions and liabilities of contentious nature
In 2015, Management identified deficiencies in design related to the controls to capture and record judicial proceedings to which the Company is a party. Additionally, a deficiency was identified related to the adequate posting of the classification of likelihood of contingency loss as likely, possible or remote. In specific cases, control operation did not guarantee with precision the change of classification of likelihood of loss for specific contingencies.
In response to the significant deficiency identified in 2015, Management adopted actions to remedy the deficiencies and standardize the operation of controls, resulting in improvements to the design of processes, internal controls, and internal procedures for contingent provisions and liabilities, among which the following stand out:
• Strengthening the standardization of technical and regulatory guidelines adopted within the Petrobras System for litigation, through common corporate rule;
• Review and improvement in the design of internal processes, covering more analytical flows of activities into which the revised, expanded risk and control matrix was incorporated;
• Enhancement of compensating controls, notably independent review;

• Strengthening independent confrontation controls in litigation database records with applicable official external records or information from government spheres;
• Improving the review process of official publications, by establishing limits of authority in the legal area, as well as creating specific control for a multidisciplinary committee that analyzes the relevant causes prior to the disclosure in the financial statements;
• Incorporation into the system of internal controls of external data monitoring by a market-renowned specialized company, in order to capture new processes distributed directly from the databases of Brazilian courts, even before Petrobras is notified;
• Incorporation into the system of internal controls of additional monitoring of external data, through distribution certificates obtained directly from the courts or districts residually not covered by the contractor;
• Creation of a monthly reconciliation control for the database of company systems, in order to mitigate risks in tax, royalties, and government participation contingencies.
In this context, Management understands that the process shows evolution and maturity in mitigating risks, whereas there still are areas of improvement and strengthening of the control environment that deserve the attention of those charged with governance, but which do not constitute, wither individually or collectively, a reasonably likelihood that material failure is not prevented or detected and reported by the filing of quarterly or annual financial reports.
This control deficiency had no material impact on financial statements in 2015 or
2016.
As points of improvement and strengthening of the control environment, we will implement in 2017:
- Strengthening regarding timing aspects of control operation;
- Actions to facilitate process execution;
- Improved quality of the evidence, and in some cases, automation of routines.
5) Calculation of Company net actuarial liability
In 2015, the Company identified deficiencies in the process to generate data used to calculate actuarial liability related to its health plan (AMS) and the pension plan (Petros). These deficiencies referred to the totality of the sample and the accuracy of its individual information in the databases used for actuarial calculation.
In 2016, Company Management created a new set of controls that cover the processes of inclusion, modification or deletion of employees, dependents or retirees in the databases for the health care plan (AMS) and the pension plan (Petros).

Though the actions taken represent an evolution, Management recognizes that the control environment has not yet reached the appropriate maturity to conclude that the significant deficiency of actuarial liabilities was remedied.
Such deficiencies resulted from failure of the Company’s internal controls to detect an overstatement of liabilities and an understatement of comprehensive results, specifically in the years 2015 and 2016. However, these deficiencies had no impact on its financial statements in 2015 or 2016.
In response to the remaining deficiencies as of December 31, 2016, Management will adopt measures in connection to internal controls related to the database, as described below:
- Improvement of internal controls and procedures, strengthening the analysis and review of relevant information to the database;
- Enhancement of alignment between the different systems, including third party systems, involved in the overall scenario;
- Implementation of procedures to improve the reliability of information from the health care plan system (AMS) and the pension plan system (Petros);
- Re-registration of health plan participants. This re-registration will take place in waves, starting with participants whose charging method occurs by issuance of bank bills.
Additionally, in 2016 the Company identified deficiencies in its controls over the monitoring of specific benefit plan assets managed by Petros and their adjusted reflexes in Petrobras’ financial statements. Despite the actions taken by management to mitigate those risks, mainly by strengthening the role of oversight and monitoring exercised by the Sponsor, the Company understands that such actions were still not sufficient to ensure adequate monitoring of all assets.
Company Management remains committed to the strengthening and maturity of the control environment, in order to remedy the significant deficiency identified.
In response to remaining deficiencies as of December 31, 2016, with respect to the collateral assets of Fundação Petros, Petrobras, in its supervisory role, will have access to information from Petros’ internal controls area and will periodically assess through its Petros Surveillance Commission and Advising to Board of Directors, the improvement actions of to Petros’ control environment, in order to preserve its interests as sponsor.
6) Management of access and segregation of duties in business and information technology processes
In 2013, we identified deficiencies in the operation of controls related to procedures to grant access and analysis of segregation of duties in specific transactions which, when assessed collectively, constituted a significant deficiency.

The identified control deficiencies related to the management, review and monitoring of access, including critical functions and segregation of duties in business processes within the Enterprise Resource Planning - ERP environment (corporate management system) showed exceptions, especially in the operation of controls.
This control deficiency did not have material impact on financial statements in 2013,
2014, 2015 or 2016.
In 2016, the Company took actions to remedy control deficiencies, including the improvement of procedures and automation in the user access management to the ERP environment.
Company Management believes that there was significant progress in the improvement of the design of controls related to the deficiencies identified in 2013, albeit at different stages of stabilization in the locations where they operate. The remedial actions include:
• Continuous improvement in the quality of guidance and training and advice to those responsible for monitoring and reviewing segregation of duties risks and restriction of critical access;
• Expansion and improvement of analytical requirements for the design of controls that address risk management, critical access and segregation of duties;
• Reinforcement of procedures, guidance and automation of continuous monitoring of controls, available from the ERP environment, aimed at quarterly monitoring by the managers before ITR filing, of segregation conflicts that could expose the Company to significant risks;
• Implementation of improvements in the ERP profile management system, relating to granting, cancellation, transfer, and maintenance of user access to ERP transactions, including those related to the approval of the mass access request and automation of access cancellation;
• Implementation of automated cross approval and revalidation among peers for Senior Management, preventing the occurrence of self-concession and self- revalidation, including users who act as delegates;
• Reduction in the time for access exclusion upon transfer of users, from 90 days to
15 days in the ERP; and
• Enhancement of internal regulations on access management, defining responsibilities, guidelines, deadlines and actions to be observed by all ERP managers and non-ERP systems, throughout the whole Petrobras System.
Company Management recognizes that the actions taken to remedy the significant deficiency of Access Restriction and Segregation of Duties represent an evolution in mitigating risks and in the control environment for this process. However, pursuant to the outlook of the aggregate results of tests, the control environment has not yet reached the appropriate maturity to conclude that the significant deficiency has been remedied.
Company Management remains committed to the strengthening and maturity of the control environment, in order to remedy the significant deficiency identified, by implementing the following actions in 2017:
- Integration of the ERP environment Access Profile Management tool into the Access
Control Module of other Petrobras systems;
- Implementation of a monitoring dashboard on the execution of access restriction and segregation of duties controls for Petrobras’ ERP environment;
- Improved training of the Petrobras management team and systems managers, in connection to accountability and timeliness in the execution of controls associated with Management of Access and Segregation of Duties, aimed at the planned improvements to the process;
- Enhancement of the governance structure on risks of access to information systems.
b) Organizational structures involved
The Company features within its structure an Executive Office for Governance and Compliance, which is responsible for compliance and internal controls processes and periodically reports progress to the Statutory Audit Committee, a collegiate linked to the Company’s Board of Directors.
The Executive Department for Compliance is responsible for conducting the process of Internal Controls Certification at Petrobras and Subsidiaries on an annual basis, using a risk assessment methodology based on the criteria defined in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which includes the review of materiality and specific risks, process flows, controls and key systems, as well as the review of self- assessment of controls ( Control Self-Assessment - CSA) carried out by Company managers. Additionally, it has implemented control and compliance activities in order to mitigate fraud and corruption risks, among others, reporting to Senior Management.
Internal Auditing, a body linked to the Board of Directors, is responsible for assessing the effectiveness of internal controls (at the entity, operational, financial, and information technology levels) and reports results to the Statutory Audit Committee, including compliance with policies, standards and procedures to prevent or detect the possibility of errors, fraud and/or losses in the business.
c) Whether and how the effectiveness of internal control is supervised by the issuer’s management, indicating the positions of the persons in charge of such monitoring

The Company’s internal controls related to the preparation and disclosure of consolidated financial statements are processes developed under the supervision of the President, the Executive Officer for Finance, the Executive Officer for Governance and Compliance, and the Statutory Audit Committee, a collegiate linked to the Company’s Board of Directors.
d) deficiencies and recommendations on internal controls included in the comprehensive report prepared and forwarded to the issuer by the independent auditor, in compliance with regulations issued by CVM addressing the registration and the exercise of independent auditing activity
Due to the deadline for issuance of the comprehensive report prepared and forwarded to the issuer by PricewaterhouseCoopers (PwC) Independent Auditors containing the control deficiencies identified over the period, Management does not yet possess said document.
e) Comments by Officers on the deficiencies identified in the comprehensive report prepared by the independent auditor and on the corrective measures adopted
As noted above, Management does not yet have said report

EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM I

PROPOSAL FOR THE AMENDMENT TO THE BYLAWS OF PETROBRAS

On 06/30/2016, Law No. 13.303 was approved. It provides on the statutory law of the public company, of the joint stock company and its subsidiaries, in the scope of the Federal Government, the States, the Federal District and the Municipalities. Article 91 of said law establishes the term of 24 months, from its promulgation, to promote the necessary adaptations for adjustment to the Provisions of the Law.
On 11/30/2016, the current version of the Bylaws of the Petrobras, which is almost fully adapted to Law No. 13.303/16, was approved at Extraordinary General Meeting.
On 12/27/2016, Decree No. 8.945/16, which regulated Law No. 13.303/16, was approved. It details several of its provisions related to the governance of state-run companies, which requires new amendments to the Bylaws.
The Office of Coordination and Governance of State-Run Companies [Secretaria de
Coordenação e Governança das Empresas Estatais], through Circular Official Letter No.
839/2016-MP, dated 12/30/2016, established 09/30/2017 as the deadline for adaptation of the bylaws of Petrobras and its controlled companies in Brazil, to the dictates of Decree No.
8.945/16.
Additionally, opportunities to improve the wording of the Bylaws were identified, which were mostly mere adjustments in the wording, in addition to the need to include the Minority Members’ Committee, as set forth in the Policy of Transactions with Related Parties, approved, in accordance with Minutes of the Board of Directors [CA] 1.475, item 21, of
12/15/2016, Topic No. 232.
As the amendment to the Bylaws is a subject within the limits of authority of the General Meeting of Shareholders, therefore, a proposal for appreciation by the General Meeting is being submitted, in accordance with a copy of the attached bylaws, containing, with emphasis, the amendments proposed, to the effect of:

(i)	Amend art. 14, to expressly provide for the possibility of incorporation of a subsidiary whose object is solely to hold equity interests, as provided for in art.

8, paragraph 2 of Decree N. 8,945/16;

(ii)	Amend art. 16, to include the sole paragraph, in order to establish that, notwithstanding the provisions set forth in articles 54 and 56 of Decree N.

8,945/16 for smaller companies (with gross annual revenues of less than BRL 90 million), all the requirements and impediments applicable to the managers and members of the Fiscal Council shall be uniform and isonomic for the selection and approval both within the holding company and in the companies that are part of the Petrobras System;
(iii) Amend the main section of art. 18, to expressly provide that the term of management of the members of the Board of Directors will be unified, in compliance with art. 24, VI of Decree N. 8,945/16;

(iv)

Amend art. 18, to insert paragraph 6, which prohibits the renewal of the member of the Board of Directors who does not participate in any annual training provided by the Company in the last 2 years, in compliance with art.

42, sole paragraph of Decree N. 8,945/16;

(v)

Amend art. 18, to insert Paragraph 7, which provides that in any event, the return of a former Board Member to the Company may only occur after a period equivalent to a term of management, in compliance with Art. 24, paragraph 4 of Decree N. 8,945/16;

(vi)	Amend the main section of art. 20, to expressly provide that the term of management of the members of the Executive Board shall be unified, in compliance with art. 24, VII of Decree N. 8,945/16;

(vii) Amend art. 20, to insert Paragraph 3, which brings the additional requirement for the position of Executive Officer, in relation to the requirements for Directors, in compliance with art. 24, II of Decree N. 8,945/16;
(viii) Amend art. 20, to insert Paragraph 4, which prohibits the renewal of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 years, in compliance with art. Art. 42, sole paragraph of Decree N. 8,945/16;

(ix)

Amend art. 20, to insert paragraph 5, which provides that, in any event, the return of a former member of the Executive Board to the Company may only occur after a period equivalent to a term of management, in compliance with art. 24, paragraph 4 of Decree N. 8,945/16;

(x)

Amend the main section of art. 21 to provide for the express submission of the Company’s managers to the conditions set forth in Decree No. 8,945/16, in addition to those provided for in Act 6,404/76 in Act 13,303/16 and in the Nomination Policy;

(xi)

Amend art. 21, to include Paragraphs 1, 2, and 3, which determine the application, to all administrators, of the additional conditions of unblemished reputation described and to be detailed in the Nomination Policy;

(xii) Amend art. 21, to include Paragraph 4, which provides for the attribution of the Nomination, Compensation and Succession Committee (“CIRS”) to analyze the additional conditions of unapproved reputation, within a maximum period of 8 business days from the delivery of information regarding the nominee, and may be extended for up to the same period, or suspended, as the case may be;

(xiii) Amend art. 21, paragraph 2, which, after renumbering, shall become Paragraph
6, in order to establish the equality of requirements and criteria for all members of the Board of Directors, including the employees’ representative;
(xiv) Amend art. 21, to include paragraph 7, to provide for the possibility of the candidate providing clarifications, at the request of the CIRS;

(xv)	Change art. 29 to insert, in items II, IV, VII and XIII, the competences provided in arts. 9º, §1º; 24, III; 32, II and 37, §3º of Decree n. 8,945/16;

(xvi) Amend art. 30 to insert, in items VI and VIII, the competences provided for in arts. 8, paragraph 2 and 32, I of Decree N. 8,945/16, As well as to promote editorial adjustments;
(xvii) Amend art. 30, items II, IV, IX, XIV and XV, to promote text adjustments;
(xviii) Change art. 30, paragraph 1, former single paragraph, to provide for the
Minority Committee as a statutory committee to support the Board of Directors;
(xix) Amend art. 30, to include Paragraph 2, which provides that the CIRS shall comply with the duties set forth in art. 21 of Decree N. 8,945/16, also analyzing the criteria of unblemished reputation foreseen in the proposed amendment of art. 21 of the Bylaw;

(xx)

Amend art. 30 to include Paragraphs 3 and 4, which provide for the possibility of convening the Minority Committee, as a measure of good governance in the prior evaluation of transactions involving the Union, its local authorities and foundations and federal state-owned enterprises, since outside the normal course of business of the Company, as well as discipline the composition of the Committee;

(xxi) Amend art. 32 for the inclusion of Paragraph 5, which provides that the transactions with the Federal Government, its municipalities and foundations, shall be approved by the vote of 2/3 (two thirds) of the Directors present;
(xxii) Amend art. 34 to include clause “l”, item II, which expressly provides for the Executive Board’s competence to approve collective labor agreements or agreements, as well as the filing of collective bargaining agreements;
(xxiii) Amend art. 35, paragraph 2 to improve the wording, using the terminology adopted for the functions directly linked to the Executive Officers, according to the need verified by the Company;
(xxiv) Amend the main section of art. 43 to provide for the express submission of the Company’s Fiscal Counselors to the conditions set forth in Decree N. 8,945/16, in the Nomination Policy, and to the criteria of unblemished reputation provided for in art. 21 of the Bylaw;
(xxv) Change art. 43, paragraph 2, for text adjustment;

(xxvi) Amend art. 44 to include Paragraph 1, which prohibits the reappointment of
Fiscal Council Members who do not participate in any annual training provided by the Company in the last 2 years, in compliance with art. 42, sole paragraph of Decree N. 8,945/16, and;
(xxvii) Amend art. 44 to include Paragraph 2, which establishes that, in any event, the return of a former Fiscal Counselor to the Company may only occur after a period equivalent to a term of performance, in compliance with art. 24, §4 of Decree N. 8,945/16.
Attached: copy of the Bylaws containing, in emphasis, the modifications proposed, and the comparative table with the proposals of amendment of the Bylaws and their justifications.
Rio de Janeiro, March 27th 2017.
Pedro Parente

CEO

BYLAW OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS
Chapter I - Nature, Headquarters and Purpose of the Company
Art. 1 - Petróleo Brasileiro S.A. - Petrobras, hereinafter referred to as “Petrobras” or the “Company”, is a mixed public-private company under the control of the Federal Union, with an unlimited duration, to be governed by the rules of the Corporate Law (Law No. 6.404 of December 15, 1976) and by the present Articles of Association.
Sole Paragraph. The Federal Union’s control will be exercised by ownership and possession of at least 50% (50 percent) plus 1 (one) share of the voting capital of the Company.
Art. 2 - Petrobras has its head office and venue in the city of Rio de Janeiro, State of
Rio de Janeiro and may establish, within the country and abroad, affiliates, agency offices, branches and local offices.
Art. 3 - The purpose of the company is the exploration, mining, refining, processing, trading, and transporting of oil deriving from wells, shale, or other rock, as well as its derivatives, and natural gas and other hydrocarbon fluids, in addition to activities connected with energy, with the ability to promote the exploration, development, production, transportation, distribution, and marketing of all forms of energy and any other related or similar activities.
Section 1 - The economic activities connected with its company purpose will be carried out by the Company in free competition with other companies, according to market conditions, in adherence to the other principles and guidelines of Law No. 9.478 of
August 6, 1997 and of Law No. 10.438 of April 26, 2002.
Section 2 - Petrobras, whether directly or through its wholly-owned subsidiaries and the controlled companies thereof, whether associated with third parties or not, may carry out any of the activities comprising its company purpose, doing so within the country or outside of the national territory.
Chapter II - Capital Ownership, Shares and Shareholders
Art. 4 - The Capital Stock is R$ 205,431,960,490.52 (two hundred and five billion four hundred and thirty-one million nine hundred and sixty thousand and 52/100), divided into 13,044,496,930 (thirteen billion forty-four million four hundred and ninety-six thousand nine hundred and thirty) shares, without par value, that is, 7,442,454,142 (seven billion four hundred and forty-two million four hundred and fifty-four thousand one hundred and forty-two) common shares and 5,602,042,788 (five billion six hundred and two million forty-two thousand seven hundred and eighty-eight) preferred shares. Section 1 - Capital increases by the issuance of shares shall be subject to prior resolution of the General Shareholders’ Meeting.
Section 2 – By resolution of the Board of Directors, the Company may acquire its own shares to be held as treasury shares, to be retired, or for subsequent disposal, up to the amount of the balance of the available profits and reserves, except for legal reserve, without reduction of capital stock, in adherence to the legislation in force.

Section 3 – The capital stock may be increased with the issuance of preferred shares without observing the ratio with the common shares, adhering to the legal limit of two- thirds of the capital stock and adhering to the right of preemption of all shareholders. Art. 5 - The Company’s shares are to be common shares, with voting rights and preferred shares, the latter always non-voting.
Section 1 – The preferred shares will not be convertible into common shares and vice versa.
Section 2 - The preferred shares shall have priority in the event of reimbursement of capital and in the receipt of dividends, at least 5% (five percent) calculated on the portion of the capital represented by that type of share, or 3% (three percent) of the net value of the share, with the greater amount always to prevail, with equal participation with the common shares in capital increases resulting from incorporation of reserves and profits.
Section 3 – The preferred shares shall participate, but not cumulatively, on equal terms with the common shares in the distribution of dividends when above the minimum percentage that is provided for them in the previous paragraph.
Art. 6 - The payment for the shares shall follow the rules established by the General
Shareholders’ Meeting. In the event of late payment by a shareholder, with no need for call, the Company may proceed to execution or decide to sell the shares, for the account and risk of the shareholder.
Art. 7 - The Company’s shares, all of them in a registered form, shall be kept, by the name of the owners thereof, in the deposit account of a financial institution authorized by the Securities Commission (CVM), without the issuance of a certificate.
Art. 8 – Each fiscal year the shareholders shall be entitled to the dividends and/or interest on own capital, which must not be less than 25% (twenty-five percent) of the adjusted net profit, as provided for in the Corporate Law, prorated by the shares into which the company’s capital is divided.
Art. 9 - Unless resolved otherwise by the General Shareholders’ Meeting, the Company shall pay the dividends and interest on own capital that are due to the shareholders within a term of 60 (sixty) days from the date when they are declared and, in any event, within the company fiscal year, in accordance with the applicable legal rules. Sole Paragraph. By resolution of its Board of Directors, the Company may make advance payment of amounts to its shareholders for dividends or interest on own capital, adjusting them per the SELIC (special clearance and escrow system) rate from the date of actual payment up to the end of the respective company fiscal year, as provided for in Art. 204 of Law No. 6.404 of 1976.
Art. 10 - The dividends not claimed by the shareholders within 3 (three) years from the date on which they were availed to the shareholders shall be forfeited in favor of the Company.
Art. 11 - The amounts of dividends and interest, as a return on own capital, that is due to the National Treasury and to the other shareholders, shall incur finance charges equivalent to the SELIC rate from the end of the company fiscal year up to the date of actual collection or payment, without prejudice to the applicability of penalty interest when such collection does not occur on the date set by the General Shareholders’ Meeting.
Art. 12 - In addition to the Federal Union, in the capacity of the controlling shareholder of the Company, natural or artificial persons, whether Brazilians or foreigners and whether residents of the Country or not, may be shareholders.

Art. 13 - A shareholder may be represented at General Shareholders’ Meetings as provided for in Art. 126 of Law No. 6.404 of 1976, displaying, at the session, or depositing previously the receipt issued by the depository financial institution, accompanied by the identity document or the proxy with special powers.
Section 1 – The representation of the Federal Union in the General Shareholders’ Meetings of the Company shall be exercised in accordance with specific federal legislation.
Section 2 - In such a General Shareholders’ Meeting as resolves upon the election of members of the Board of Directors, the voting rights to the holders of preferred shares shall be conditioned upon fulfillment of the condition provided for in Section 6 of Art.
141 of Law No. 6.404 of 1976 as to verified uninterrupted ownership of the share over a period of 3 (three) months, at least, immediately prior to the holding of the Shareholders’ Meeting.
Chapter III - Wholly Owned Subsidiaries, Controlled Companies and Affiliates
Art. 14 - In order to strictly comply with activities related to its object, Petrobras may, pursuant to the authorization granted by Law No. 9,478, of 1997, establish and extinguish wholly owned subsidiaries, companies whose corporate purpose is to participate in other companies, in the form of art. 8, § 2 Decree No. 8.945, of December 27, 2016, as well as to associate, majority and / or minority to other companies.
Art. 15 - Subject to the Provisions of Law No. 9.478 of 1997, Petrobras and its wholly- owned subsidiaries, controlled companies and related companies may acquire shares or units in other companies, hold equity in special-purpose companies and join Brazilian and foreign companies and may form consortiums with them, under the condition that it not be the leading company, with the objective of expanding business, gathering technologies and increasing investments applied to activities connected with its purpose.
Art. 16 – The rules of governance of Petrobras as well as the shared corporate rules established by Petrobras in the providing of guidance of an administrative, accounting, financial and legal nature, fully apply to its wholly-owned subsidiaries and controlled companies and, to the extent possible, to the related companies, in compliance with the resolutions of the management bodies of each company, and the strategic plan approved by the Board of Directors of Petrobras.
Sole Paragraph. The instructions for holding office on the Fiscal Council or in management that pertains to the Company in its subsidiaries and controlled and related companies must fully comply with the requirements and prohibitions imposed by the Corporate Law, as well as those provided for in Art. 21, Section 1, 2 and Section
3 of this Bylaw and in Law No. 13.303 of June 30, 2016 and in Decree No. 8.945 of
December 27, 2016.
Chapter IV – Management of the Company
Section I - Directors and Executive Managers
Art. 17 - Petrobras shall be directed by a Board of Directors, with deliberative functions and an Executive Board.

Art. 18 - The Board of Directors shall be composed of at least 7 (seven) and at most 10
(ten) members, and it shall pertain to the General Shareholders’ Meeting to appoint from among them the Chairman of the Board of Directors, all of them with a unified term of office that cannot be greater than 2 (two) years, with re-election permitted. Section 1 – In the event of vacancy in the office of Chairman of the Board, the replacement shall be elected at the first regular meeting of the Board of Directors until the next General Shareholders’ Meeting.
Section 2 - The member of the Board of Directors appointed as set forth above in this article may be re-elected a maximum of 3 (three) consecutive times.
Section 3 – In the case of a member of the Board of Directors elected by the employees, the re-election limit must adhere to the laws and regulations in force. Section 4 - The functions of Chairman of the Board of Directors and of President of the Company shall not be exercised by the same person.
Section 5 - The Board of Directors must be composed, to the minimum extent of 25% (twenty-five percent), of independent members in accordance with Art. 22, Section 1, of Law No. 13.303 of June 30, 2016, or to the extent of at least 1 (one) if there is a decision in favor of the exercise of the power of multiple voting by the minority shareholders pursuant to Art. 141 of Law No. 6.404 of December 15, 1976.
Section 6 – The reappointment of a Director who has not participated in any annual training made available by the Company in the last 2 (two) years shall be prohibited. Section 7 - Upon reaching the maximum term of reappointment, the return of a Director to the Company shall only be able to occur after the passage through a period equal to one term in office.
Art. 19 - In the process for the election of members of the Board of Directors by the
General Shareholders’ Meeting, the following rules shall be obeyed.
I - The minority shareholders are assured the right to elect one Director if a greater number is not allotted to them by the multiple voting process;
II – The holders of preferred shares representing, in combination, a minimum of 10% (ten percent) of the capital, to the exclusion of the controlling shareholder, shall be entitled to elect and remove 1 (one) member of the Board of Directors, in a separate vote in the General Shareholders’ Meeting.
III - Where, cumulatively, the election of the Board of Directors is done using the multiple voting systems, and the holders of common or preferred shares exercise the right to elect a Director, the Federal Union shall be assured the right to elect the Directors in a number equal to those elected by the other shareholders and by the employees, plus one, regardless of the number of Directors established in Art. 18 of this Articles of Association;
IV – The employees are assured the right to appoint 1 (one) member of the Board of Directors in a separate vote, by a direct vote of the peers thereof, in accordance with Section 1 of Art.2 of Law No. 12.353 of December 28, 2010.
Art. 20 - The Executive Board shall be composed of a Chairman, chosen by the Board of Directors from among its members and 7 (seven) Executive Managers, elected by the Board of Directors from among Brazilians residing in the country, with a unified term of office that cannot be more than 2 (two) years, allowing a maximum of 3 (three) consecutive reelections and they may be removed at any time.
Section 1 - The Board of Directors, in the choice and election of members of the Executive Board, shall consider their professional competence, renown and specialization in the respective contact areas in which such managers are to act, subject to the Basic Organizational Plan.

Section 2 - The members of the Executive Board shall perform their functions full-time and dedicating themselves exclusively to service to Petrobras, allowing, however, upon substantiation and approval by the Board of Directors, the simultaneous holding of management offices in wholly-owned subsidiaries and controlled and related companies of the Company and, by way of exception, on the Boards of Directors of other companies.
Section 3 - The members of the Executive Board, in addition to the prerequisites required of members of the Board of Directors per Art. 21 below, must fulfill the requirement of 10 (ten) years of experience in leadership, preferably in business or in a related area, as specified in the Appointments Policy of the Company.
Section 4 – The reappointment of a member of the Executive Board who has not participated in any annual training made available by the Company in the last 2 (two) years shall be prohibited.
Section 5 - Upon reaching the maximum term of reappointment, the return of an Executive Manager to Petrobras shall only be able to occur after the passage through a period equal to one term in office.
Art. 21 – Assumption of a management office in the Company shall be carried out pursuant to the conditions imposed by Art. 147 as supplemented by those provided for in Art. 162 of Law No. 6.404 of December 15, 1976, as well as those provided for in the Appointments Policy, in Law No. 13.303 of June 30, 2016 and in Decree No. 8945 of December 27, 2016.
Section 1 - For the purposes of compliance with legal requirements and prohibitions, the Company shall also consider the following conditions for determining the untainted reputation of an appointee for management office, which will be detailed in the Appointments Policy:
I – Not having adverse judicial or administrative proceedings with an unfavorable ruling against the appointee at the second jurisdictional level if they are related to the activity to be performed;
II – Not having pending commercial or financial disputes that have been subjected to protest or inclusion in official registers of defaulting parties, reserving the possibility of presenting clarification to the Company concerning such eventualities;
III – Diligence applied in the resolution of comments indicated in the reports of internal or external control bodies in procedures and/or activities under the management thereof, when applicable;
IV – Not having a serious misconduct related to a breach of the Code of Ethics, Conduct
Guidelines, Petrobras Corruption Prevention Program Manual, or other internal rules, when applicable;
V – Not having been implicated in the disciplinary consequences system within any subsidiary, controlled, or related company of Petrobras or having incurred a labor or administrative penalty at another legal entity governed by public or private law in the last 3 (three) years as a result of internal investigations, when applicable;
Section 2 – Anyone appointed for management office cannot display any form of conflict of interest with the Company
Section 3 - The nominee may not accumulate more than two positions remunerated in boards of directors or fiscal in the Company or in any subsidiary company, controlled or affiliated of Petrobras.
Section 4 - The requirements of law and as to integrity must be examined by the Appointments, Remuneration and Succession Committee within 8 (eight) working days from the delivery of the data by the candidate or the designating party, which period may be extended by a further 8 (eight) working days at the request of the Committee.
If there is an objectively proven reason, the analysis period may be suspended by a formal act of the Committee.
Section 5– The assumption of management offices shall be prohibited in case of persons who have ancestors, descendants, or collateral family members holding offices on the Board of Directors, the Executive Board, or the Fiscal Council of the Company. Section 6 - The assumption of office by the employees’ representative on the Board of Directors shall be subject to the requirements and prohibitions set forth in the Corporate Law, Law No. 13.303 of June 30, 2016, Decree No. 8.945 of December 27,
2016, the Appointments Policy and in Section 1 and Section 2 of this article.
Section 7 – The Appointments, Remuneration and Succession Committee may ask the designee for the office to attend an interview for clarification as to the requirements of this article, provided that the acceptance of such an invitation shall be at the discretion of the designee.
Art. 22 – Directors and members of the Executive Board shall take office by signing the records of appointment in the book of minutes of the Board of Directors and of the Executive Board, respectively.
Section 1 - The record of appointment must contain the following, under penalty of nullity: (i) indication of at least one domicile where the manager is to receive service of process and notices in administrative and judicial proceedings relating to acts under the management thereof, delivery of which shall be deemed to be completed by delivery to the domicile indicated, which may only be changed by written communication to the Company; (ii) ratification of any eventual contracts entered into by Petrobras with the securities’ exchange or such entity as may operate an organized over-the-counter market accredited with the Brazilian Securities and Exchange Commission, having the aim of adoption of the corporate governance standards established by such entities, assuming responsibility for compliance with such contracts and the respective rules of differentiated corporate governance practices, as the case may be and (iii) acceptance of the terms of the arbitration clause referred to in Art. 58 of this Bylaw and other terms established by legislation and by the Company.
Section 2 – The taking of office by a Director residing or domiciled abroad shall be conditioned upon the designation of a representative residing within the country with powers to accept the service of process in actions against him brought based on the corporate legislation, by a power of attorney with a period of validity that must extend at least 3 (three) years after the end of the term of office of the Director.
Section 3 - Before taking office or resigning from it, members of the Board of Directors and of the Executive Board shall submit a declaration of assets, which is to be filed with the Company.
Art. 23 - The members of the Board of Directors and of the Executive Board shall be liable, pursuant to Art. 158 of Law No. 6.404 of 1976, jointly and severally, for the acts that they perform and for the damages that they cause to the Company, and they shall be prohibited from participating in deliberations concerning transactions involving companies of which they hold more than 10% (ten percent) or held management positions in the period immediately prior to assuming office at the Company.
Section 1 - In judicial and administrative proceedings, the Company shall provide defense to its managers, both current and past, in addition to maintaining a permanent insurance policy benefiting such managers to protect them from liability for acts arising from the performance at the office or function, covering the entirety of the respective terms of office.

Section 2 – The coverage provided for in the previous paragraph extends to members of the Fiscal Council as well as to all employees and servants who legally act by delegation of the Company managers.
Art. 24 – Such Director as fails to participate in 3 (three) consecutive regular meetings, without justified reason or permission granted by the Board of Directors, shall forfeit the office.
Art. 25 - In the event of the vacancy of an office of Director, the substitute is to be appointed by the remaining Directors and will serve until the first General Shareholders’ Meeting, as provided for in Art. 150 of Law No. 6.404 of 1976.
Section 1 – The Director or member of the Executive Board elected as replacement will complete the term of office of the person replaced and when the term of office ends, will remain in office until the successor takes office.
Section 2 - If the Director representing the employees does not complete the term of office, the following shall apply:
I – the person placing second in the vote shall take office if more than half of the term of office has not elapsed;
II – new elections will be held if more than half of the term of office has elapsed.
Section 3 – In the case referred to in Section 2, the replacement Director will complete the term of office of the Director replaced.
Art. 26 – Both before the courts and otherwise the Company shall be represented individually by its President or by at least 2 (two) Executive Managers in combination and agents and representatives may be appointed.
Art. 27 - The President and the Executive Managers shall not be able to be absent from office for more than 30 (thirty) days, consecutive or not, per annum, without leave or authorization from the Board of Directors.
Section 1 - The President and the Executive Managers shall be entitled to 30 (thirty)
days of annual paid leave upon prior authorization from the Executive Board, but double payment of remuneration for leave not utilized in the previous year shall be prohibited.
Section 2 – It shall pertain to the President to appoint his eventual replacement from among the Executive Managers.
Section 3 - In the event of vacancy of the office of President, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board up to election of the new President in accordance with Art. 20.
Section 4 – In the case of absence or impediment on the part of an Executive Manager, his duties shall be assumed by a replacement chosen by him from among the other members of the Executive Board or from one of his direct subordinates, the latter up to a maximum period of 30 (thirty) days.
Section 5 - If a subordinate is appointed, subject to the approval of the President, he will participate in all routine activities of the Executive Manager, including presence at Board meetings to report on subjects within the contact area of the respective Executive Manager but without, however, exercising the right to vote.
Art. 28 – When the term of office ends, former members of the Executive Board, of the Board of Directors and of the Fiscal Council are prohibited from the following, for a period of six months commencing from the end of the term of office, if a longer term is not established by regulation:
I – Taking office on the Fiscal Council or in management, performing activities, or providing any service to companies that compete against the Company;

II – Taking office on the Fiscal Council or in management or establishing a professional connection with a natural or artificial person with whom they have maintained a significant, official, direct relationship in the six months preceding the expiration of the term of office, unless a greater period has been established by regulation; and
III – Directly or indirectly sponsoring the interests of a natural or artificial person before a body or entity of the Federal Public Administration with whom he [sic] has had a significant, official, direct relationship in the six months preceding the expiration of the term of office, unless a greater period has been established by regulation. Section 1 - Any eventual periods of paid annual leave not taken are to be included within the period referred to above in this article.
Section 2 - During the prohibition period, the former members of the Executive Board, of the Board of Directors and of the Fiscal Council shall be entitled to compensatory remuneration only equivalent to the monthly fee for the office held.
Section 3 - Former members of the Executive Board, Board of Directors and Fiscal Council who opt to return, before the end of the prohibition period, to an office or position, whether as staff or at a higher level, that, prior to their appointments, they had held in public or private administration, shall not be entitled to compensatory remuneration.
Section 4 – In addition to forfeiture of compensatory remuneration, a breach of the prohibition of six months shall give rise to reimbursement of the amount actually received in this manner and the payment of a fine of 20% (twenty percent) of the total compensatory remuneration that may have been paid in the period, without prejudice to recovery for such losses and damages that may thus have been caused.
Section 5 – The commencement of payment of compensatory remuneration shall be preceded by formal consultation with the Ethics Commission of the Office of President of the Republic in accordance with Art. 8 of Law No. 12.813/2013.
Section II – The Board of Directors
Art. 29- The Board of Directors is the higher body of guidance and management of
Petrobras. Its tasks are:
I- set the general guidance of the business of the Company, defining its mission, strategic goals and guidelines;
II- approve, by a proposal of the Executive Office, o strategic plan, the respective pluriannual plans, as well as annual plans and programs of expenditures and investments, promoting, annually, analysis with respect to compliance with the targets and results in the execution of said plans. It shall publish its conclusions and inform them to the Brazilian National Congress and the Federal Court of Accounts - TCU;
III- survey the management of the Executive Office and its members and set their assignments, assessing, at any time, the books and papers of the Company;
IV- evaluate, annually, the individual and collective performance results of the administrators and members of the Board’s Committees, with methodology and procedural support by the Appointments, Compensations and Successions Committee, in compliance with the following minimum requirements: a) exposition of the acts of administration performance with respect to the lawfulness and effectiveness of the managerial or administrative action; b) contribute to the fiscal year income; and c) perform the objectives established in the business plan and comply with the long-term strategy contemplated in article 37, section1 of Decree No. 8.945, of December 27,
2016 including analyzing compliance with approved targets;

V- approve, annually, the amount above which the acts, contracts or transactions, although under the limits of authority of the Executive Office or its members, shall be submitted to approval by the Board of Directors;
VI- rule on the issuance of simple debentures, not convertible into shares and without secured guarantee;
VII- establish the overall policies of the Company, including the strategic business, financial, risks, investments, environment management, the management of the distribution of dividends, transactions with related parties, of spokespersons, human resources and of minority interests, in compliance with the provisions of article 9, section 1 of Decree No. 8.945, of December 27, 2016;
VIII- approve the transfer of ownership to assets of the Company, including concession agreements and licensing for refining of oil, processing of natural gas, the transport, import and export of oil, it’s by-products and natural gas; and may set value limits for the performance of these acts by the Executive Office or its members;
IX- approve the Electoral Regulations for the choice of the member of the Board of
Directors elected by the employees;
X- approve the plans which provide for the employment, career, succession, benefits and disciplinary regime of the employees of Petrobras;
XI – approve the Appointment Policy that contains the minimum requirements for the appointment of members of the Board of Directors and of its Committees, the Fiscal Council and the Executive Office, to be made widely available to shareholders and to the market, within the limits of the applicable legislation;
XII- approve and disclose the Annual and Corporate Governance Letters, as set forth in
Law No. 13.303/16;
XIII – implement, directly or through other bodies of the Company and oversee the systems risk management and internal control established for the prevention and mitigation of the main risks, including risks related to the integrity of the accounting and financial information, and to those related to the occurrence of corruption and fraud.
Section 1- The establishment of the human resources policy contained in item VII may not rely on participation by the Board Member representing the employees, if the discussions and resolutions in the topic involve matters of trade union relations, remuneration, benefits and advantages, including complementary and welfare social security or pension plan matters, cases in which conflict of interest if characterized. Section 2 – whenever the Appointment Policy intends to impose requirements additional to those contained in the applicable law for the Board Directors and for the members of the Fiscal Council, these requirements shall be sent for ruling by the shareholders, at General Meeting.
Art. 30- The Board of Directors shall also rule on the following matters:
I- The Basic Organization Plan and its modifications, observing the charges of each member of the Executive Office, as established in article 36 of these Bylaw;
II- approve the appointment and dismissal of the holders of the general structure of the Company’s Executive Managers, proposed by the Executive Board, based on the criteria established by the Board of Directors;
III- authorization for the acquisition or cancellation of shares issued by the Company to be held in treasury, as well as subsequent disposal of these shares, except in cases that fall within the limits of authority of the members of the General Meeting, in compliance with the legal, regulatory and statutory provisions;
IV- approval of the swap of securities issued by it;

V- election and dismissal of the members of the Executive Office;
VI- organization of wholly-owned subsidiaries, of companies whose corporate purpose is to participate in other companies, participation by the Company in controlled companies or affiliated companies, transfer or cessation of this participation, as well as the acquisition of shares or units of other companies;
VII- calling for Shareholders’ General Meetings, in the cases provided for by law, publishing the call notice , at least , 15 (fifteen) days in advance;
VIII- approval of the Code of Ethics, of the Code of Good Practices and of the Internal
Regulations of the Board of Directors and Guide of Conduct of the Petrobras System;
IX- approval of the Corporate Governance Policy and Guidelines of Petrobras;
X- choosing and dismissing independent auditors, who shall not provide consulting services to the Company, during the term of the agreement;
XI- management and accounting reports of the Executive Office;
XII- the selection of the members of the Board Committees, among their members and/or among market people with significant experience and technical capacity in the specialty of the respective Committee, and approval of the duties and rules of operation of the Committees;
XIII- matters that, by virtue of legal provision or by determination of the members of a
General Meeting, depend on its deliberation;
XIV- approve integrity and compliance criteria, as well as the other relevant criteria and requirements applicable to the election of the members of the Executive Office and to the indication of the Executive Managers, who shall meet, at least, those established in article 21, subsections 1 2, and 3 of these Bylaw;
XV- the cases not covered by these Bylaw.
Sole paragraph Section 1 - The Board of Directors shall have 56 (fivesix) advisory Committees, with specific assignments of analysis and recommendation on certain matters, directly linked to the Board: Strategic Committee; Financial Committee;
Fiscal Council; Environment, Health and Safety Committee; and Appointment, Remuneration and Succession Committee Minority Members’ Committee.
I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors;
II- The members of the Committees may participate as guests in all meetings of the
Board of Directors;
III- The composition and rules of operation of the Committees shall be governed by regulations to be approved by the Board of Directors.
Section 2 The Appointment, Remuneration and Succession Committee shall have the assignments set forth in article 21 to 23 of Decree No. 8.945, of December 27, 2016, and shall also analyze the integrity requirements set forth in article 21 of these Bylaw for the investiture in office of administration and member of the Fiscal Council of the Company.
Section 3 – Whenever it is necessary to evaluate operations with the Federal Government, its agencies and foundations, federal state-owned enterprises, provided that it is outside the normal course of business of the Company and which are under the limits of authority of approval of the Board of Directors, the Minority Members ‘ Committee shall previously advise, issuing its opinion with respect to the transaction intended.
Section 4 – Said Minority Members’ Committee shall be formed by the two members of the Board of Directors appointed by the minority shareholders, in addition to a third independent member, who meets the requirements of article 22, Section 1 of Law No.

13.303, of June 30, 2016, chosen by the other members, who may or may not be a member of the Board of Directors.
Art. 31- The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the employment of experts or external auditors, to improve the instruction on the matters subject to its deliberation. Art. 32- The Board of Directors shall meet in the presence of a majority of its members, upon notice by its Chairman or by the majority of the Board Members, ordinarily, at least every thirty days and, extraordinarily, whenever necessary.
Section 1- The Board members have the option, if necessary, to participate in the meetings, by telephone, video conference or other means of communication, which may ensure the effective participation and authenticity of their votes. The Board member, in this case, shall be considered present at the meeting, and his vote shall be considered valid for all legal purposes, and incorporated into the minutes of said meeting.
Section 2- The matters submitted to the appreciation of the Board of Directors shall be supported by the decision of the Executive Office, the pronouncements of the technical area or of the competent Committee, and the legal opinion, when necessary to examine the matter.
Section 3- The Chairman of the Board, at his own discretion or at the request of any Board Member, may call members of the Company’s Executive Office to attend meetings and provide clarifications or information on the matters under consideration. Section 4- The resolutions of the Board of Directors shall be taken by majority vote of the Board Members present and shall be recorded in the minutes of the meeting. Section 5- Businesses with the Federal Government, its agencies and foundations, shall be approved by the vote of 2/3 (two thirds) of the Board members present.
Section 6- In the case of tie, the Chairman of the Board shall have the casting vote.
Section III - The Executive Office
Art. 33- The Executive Office and its members are responsible for managing the Company’s business, in compliance with the mission, objectives, strategies and guidelines established by the Board of Directors.
Section 1- The Governance and Compliance Executive Officer is assured, in the exercise of his duties, the possibility to report directly to the Board of Directors in the cases of article 9, section 4 of Law No. 13.303/16.
Section 2- The Board of Directors may delegate duties to the Executive Office, except for those expressly provided for in the corporate law, and in compliance with the limits of authorization established in such assignments.
Art. 34- The Executive Office shall:
I- Assess, approve and submit to the approval of the Board of Directors:
a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and pluriannual plans;
b) the strategic plan, the respective pluriannual plans, as well as annual plans and programs of the Company’s expenditures and investments with the relevant projects;
c) the Company’s cost and investments budgets;
d) the result of performance of the Company’s activities.
e) the appointment of the Company’s Executive Managers, based on the criteria established by the Board of Directors.

f) the plans they have on the employment, career, succession, benefits and disciplinary regime of Petrobras’ employees.
II- approving:
a) the technical-economic evaluation criteria for investment projects, with the respective plans of delegation of responsibility for its performance and implementation;
b) the criteria for the economic exploitation of producing areas and the minimum coefficient of oil and gas reserves, observing the specific legislation;
c) the policy of prices and basic structures of price for the Company’s products;
d) the plan of accounts, basic criteria for calculation of results, amortization and depreciation of invested capital, and changes in accounting practices;
e) corporate manuals and standards for governance, accounting, finance, personnel management, contracting and performance of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary to guide the operation of the Company;
f) the rules for the assignment of use and lease of real estate owned by the Company;
g) the basic and complementary structure of the Company, taking into account the definitions contained in the Basic Organization Plan, with their respective responsibilities, as well as creating, transforming or extinguishing Operating Units, agencies, branches, and offices in Brazil and abroad;
h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the respective operating rules and limits of authority to act;
i) the value above which the acts, contracts or operations, though under the limits of authority of the Chairman or of the Executive Officers, shall be submitted for approval by the Executive Office, in compliance with the limits of authority defined by the Board of Directors;
j) the annual insurance plan of the Company;
l) labor conventions or collective labor agreements, as well as filing of collective- bargaining agreements.
III – ensure the implementation of the Strategic Plan and pluriannual plans and annual programs of expenditures and investments of the Company with the respective projects, respecting the budget limits already approved;
IV- rule on trademarks and patents, names and insignia.
Art. 35- The Executive Office shall meet, ordinarily, once a week, with a majority of its members, including the Chairman or his or her substitute, and, extraordinarily, by convening the Chairman or two-thirds of the Executive Officers.
Section 1- The Executive Office will be advised by the Statutory Technical Committee for Investment and Divestment.
Section 2- The members of the Executive Office will have 7 (seven) Advisory Statutory Technical Committees composed of incumbents from the general structure of the CompanyExecutive Managers with specific assignments of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6.404/76: Statutory Technical Committee of Production Development and Technology; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee of
Refining and Natural Gas; Statutory Technical Financial and Investors’ Relations Committee; Statutory Technical Corporate Matters Committee; Statutory Technical Governance and Compliance Committee; and Statutory Technical Strategy, Organization and Management System Committee.

Section 3- The advice of the Statutory Technical Committees does not bind the
Executive Office or its members, as the case may be, but they will be a necessary condition for the examination and deliberation of the matter within the respective limits of authority..
Section 4- The composition, rules of operation and assignments of the Statutory Technical Committees will be governed by Internal Regulations to be approved by the Board of Directors.
Art. 36- It is the responsibility, individually, of:
Section 1- the Chairman, to:
I- to convene, head and coordinate the work of the meetings of the Executive Office;
II- to propose the appointment of the Executive Officers to the Board of Directors;
III- to provide information to the Board of Directors, to the Minister of State to which the Company is bound, and to the control agencies of the Federal Government, as well as to the Federal Audit Court and the National Congress;
IV- to ensure the mobilization of resources to deal with situations of severe risk to the environment, health and safety;
V- perform other tasks assigned to him or her by the Board of Directors.
Section 2- the Production Development and Technology Executive Officer, to:
I- ensure the development of production system projects for E&P, Refining, Natural Gas and Energy;
II- guarantee the interests of the Company before the regulating bodies related to his area of activity;
III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of submarine systems, sea production surface, industrial installations and land pipelines, among others;
IV- develop and provide technical solutions that enable the Company’s strategic plan; V- perform other tasks assigned to him or her by the Board of Directors.
Section 3- On the Exploration & Production Executive Officer, to:
I- coordinate the projects for the optimization of assets in Onshore Fields, Shallow
Waters, Deep Waters, Ultra Deep Waters;
II- manage the exploratory assets, as well as the implement the breakdown of corporate strategy, operational planning and performance assessment of an operating nature;
III- approve and manage the partnerships and interests in exploratory blocks;
IV- assure the Company’s interests before the regulatory bodies related to his or her area of operation;
V- manage the logistics services in support to the Company’s operations and investments related to his or her area of operation;
VI- define the strategy and guidance for decommissioning, maintenance of wells and subsea systems;
VII- perform other tasks assigned to him or her by the Board of Directors.
Section 4- The Refining and Natural-Gas Executive Officer
I- manage industrial, logistics, trading operations and trading of oil by-products and natural gas, energy and nitrogen fertilizers;
II- coordinate the implementation of the breakdown of corporate strategy, portfolio definitions, operational planning and performance assessment of an operating nature;
III- approve and manage the partnerships related to his or her area of operation;
IV- guarantee the interests of the Company before the regulating bodies related to his area of activity;

V- manage the supply of oil by-products, natural gas, energy and nitrogen fertilizers;
VII- perform other tasks assigned to him or her by the Board of Directors.
Section 5- The Financial and Investor’ Relations Executive Officer
I- provide the funds necessary to the operation of the Company, conducting the processes of contracting of loans and financing, as well as correlated services;
II- operate the Company’s monetary resources, always together with another Executive
Officer;
III- be responsible for providing information to the investing public, the Brazilian
Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory bodies, and keep the Company’s records up to date in these institutions;
IV- accounting, controlling and reporting to the Executive Office the Company’s economic and financial operations, including its wholly-owned subsidiaries and other affiliated companies
V- promote the Company’s financial management and monitor the financial management of its wholly-owned subsidiaries, affiliated companies and consortia
VI- coordinate the processes of acquisition and disposal of equity holdings held by the
Company, in compliance with the current legislation and regulations;
VII- perform other tasks assigned to him or her by the Board of Directors.
Section 6-The Corporate Affairs Executive Officer:
I- propose the plans he or she has on the employment, career, succession, benefits and disciplinary regime of Petrobras employees to the Executive Office;
II- approve the staffing of the Company’s units;
III- guide and promote the implementation of the Company’s policies and human resources guidelines;
IV- propose, implement and maintain the Company’s telecommunications and computer systems;
V- provide the Company with shared resources and services for infrastructure and administrative support;
VI- coordinate the processes of planning and procurement of goods and services and acquisition and sale of materials and real estate;
VII- guide and promote the implementation of the Company’s policies, guidelines and standards for Environment, Health and Safety;
VIII- guide and promote the implementation of the Company’s Social Responsibility policies, guidelines and standards;
IX- perform other tasks assigned to him or her by the Board of Directors.
Section 7- The Governance and Compliance Executive Officer:
I- guide and promote the implementation of governance and compliance standards, guidelines and procedures;
II- coordinate the compliance management and necessary internal controls, including aspects of fraud and corruption;
III- monitor the developments related to the Company’s complaints channel and ensure the reporting of identified violations and their results to the Executive Office and the Board of Directors;
IV- perform other tasks assigned to him or her by the Board of Directors
Section 8 - The Strategy, Organization and Management System Executive Officer:
I- propose the bases and guidelines for the preparation of the strategic plan, as well as of the annual programs and pluriannual plans;

II- coordinate the preparation of the strategic plan, as well as the respective pluriannual plans and annual programs of expenditures and investments of the
Company with the respective projects;
III- submit the technical-economic assessment criteria for the investment projects and the delegation of responsibility for its performance and implementations to the approval of the Executive Office;
IV- monitor and report the economic and financial performance of investment projects to the Executive Office, in compliance with targets and results approved by the Executive Office and the Board of Directors;
V- coordinate the preparation of the Basic Organization Plan containing, among others, the general structure of the Company and its general assignments, as well as the Petrobras organizational model;
VI- ensure the implementation of strategies with greater dynamism in decisions, defining action plans with objectives and targets for costs, risks, business performance and investments;
VII- guide and promote the implementation of risk management policies in compliance with the current legislation;
VIII- coordinate the integrated vision of corporate risks, incorporate risk management into strategic decisions, contribute to the preparation of the corporate risk matrix of all kinds and report the main effects of the risks on Petrobras’ results to the Executive Office and the Board of Directors;
IX- propose the establishment of a management systems that:
a) modernize the management, improving the monitoring and control of the company’s performance with the use of internal and external benchmarks and risk analyses to support decision making;;
b) deploy goals and targets up to the level of supervision;
c) appoint the persons responsible;
d) allow the timely follow-up of compliance with these goals and the risks associated with them, with the respective mitigation plans, in an articulated manner with the responsible offices;
e) establish a system of consequences aligned with its compliance, according to the meritocracy criteria.
Section 9 – The Chief Executive Officer and each Executive Officer, among the contact areas described in the Basic Organizational Plan:
I- implement the strategic plan and budget approved by the Board of Directors, using the Company’s management system;
II- admit and dismiss employees, and formalize assignments for management positions and functions;
III- appoint employees for missions abroad;
IV- monitor, control and report the technical and operational activities of the wholly- owned subsidiaries and companies in which Petrobras participates or with which it is associated to the Executive Office;
V- appoint and instruct the Company’s representatives at the General Meetings of the wholly-owned subsidiaries, controlled companies and affiliates, in compliance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;
VI- manage, supervise and assess the performance of the activities of the units under their direct responsibility, as defined in the Basic Organizational Plan, as well as to practice management acts related to these activities, being able to set limits of value for the delegation of the practice of these acts, approved by the Executive Office;
VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Organizational Plan.
Art. 37- The resolutions of the Executive Office shall be taken by a majority vote of those present and recorded in the minutes of the meeting.
Sole paragraph. In case of tie, the Chairman of the Board shall have the casting vote. Art. 38- The Executive Office shall forward copies of the minutes of its meetings, to the Board of Directors and provide information to assess the performance of the
Company’s activities.
Sole paragraph. The members of the Executive Office shall forward a report on the acts practiced in the exercise of their individual competencies to the Board of Directors.
Section V - General Meeting
Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of Law 6404 of 1976, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its limits of authority, especially:
I- take the accounts of the administrators, examine, discuss and vote on the financial statements;
II- deliberate on the allocation of net income for the year and the distribution of dividends;
III- elect the members of the Board of Directors and of the Fiscal Council.
Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, to deliberate on matters of interest to the Company, especially:
I- amendments to the Bylaw;
II- changes in share capital;
III - evaluation of assets with which the shareholder competes for the capital increase;
IV- issuance of debentures convertible into shares or their sale when in treasury;
V- incorporation of the Company into another company, its dissolution, transformation, spin-off, merger;
VI- participation of the Company in a group of companies;
VII- disposal of control of the share capital of wholly-owned subsidiaries of the
Company;
VIII- removal of members of the Board of Directors;
IX- sale of debentures convertible into shares owned by the Company and issued by its wholly-owned and controlled subsidiaries;
X- cancellation of the Company’s registration;
XI- choice of a specialized company, from the presentation by the Board of Directors of a triple list of specialized companies, for the preparation of an appraisal report of their shares for the respective economic value, to be used in the event of cancellation of the registration of a publicly-held company or non-compliance with corporate governance standards defined by a stock exchange or organized over-the-counter market entity, accredited by the Brazilian Securities and Exchange Commission, in order to comply with the rules established in the relevant regulations of differentiated practices of corporate governance issued by such entities, and in compliance with the terms of any contracts entered into by Petrobras with those same entities;
XII- waiver the right to subscribe to shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies;
XIII- approval of the requirements of the Appointment Policy that are additional to those contained in the applicable legislation for the Directors and Fiscal Council Members.
Section 1- The ruling on the matter provided for in item XI of this item shall be taken by absolute majority of votes of the outstanding common shares, not counting blank votes.
Section 2 – In the event of a public offering made by the controlling shareholder, the latter will bear the costs for preparing the appraisal report.
Art. 41- The members in the General Meeting shall determine, annually, the total or individual amount of the directors’ remuneration, as well as the limits of their profit sharing, observing the rules of the specific legislation, and of the members of the Advisory Committees to the Board of Directors.
Art. 42- The General Meetings shall be presided over by the Company’s Chief Executive
Officer or substitute whom the latter may appoint, and, in the absence of both, by a shareholder chosen by a majority of the votes of those attending.
Sole paragraph. The Chairman of the Meeting shall elect, among the shareholders present, the Secretary of the board.
Section VI – The Fiscal Council
Art. 43- The permanent Fiscal Council consists of up to five members and their respective alternates, elected by the Ordinary General Meeting, all residing in the Country, subject to the requirements and impediments set forth in the Brazilian Corporate Law, in the Appointment Policy, in Decree 8.945, dated December 27, 2016 and in art. 21, sections 1, 2 and 3 of these Bylaw, shareholders or not, of which one will be elected by the holders of minority common shares and another by the holders of preferred shares, in a separate vote.
Section 1- Among the members of the Fiscal Council, one will be appointed as a representative of the National Treasury, by the Minister of Finance.
Section 2- In the event of vacancy, resignation, impediment or unjustified absence to two consecutive meetings, the member of the Fiscal Council shall be replaced, until the expiry of the term of office, by the respective alternate.
Section 3- The members of the Fiscal Council will be invested in their positions by signing the declaration of acceptance of office in the minutes and opinions’ record book of the Fiscal Council, which will include: (i) the consent to any contracts entered into by Petrobras with a stock exchange or an organized over-the-counter market entity, accredited by the Securities and Exchange Commission, with the purpose of adopting corporate governance standards established by these entities, being responsible for the compliance with such agreements and respective regulations of differentiated practices of corporate governance, as the case may be, and (ii) consent to the terms of the arbitration clause referred to in art. 58 of these Bylaw.
Art. 44- The term of office mandate of the members of the Fiscal Council is 1 (one)
year, with 2 (two) consecutive reelections allowed.

Section 1- The reappointment of an Fiscal Council member who has not participated in any annual training provided by the Company in the last 2 (two) years is prohibited. Section 2 – Once the maximum renewal period has expired, the Fiscal Council Member’s return to Petrobras, can only occur after a period equivalent to one term of office.
Art. 45- The remuneration of the members of the Fiscal Council, in addition to the compulsory reimbursement for travel and stay expenses necessary for the performance of the activities, shall be established by the General Meeting members that elect them, subject to the limit established in Law No. 9.292 of 1996.
Art. 46- It is incumbent upon the Fiscal Council, without prejudice to other assignments granted to it by virtue of legal provision or by resolution of the members of the General Meeting:
I- supervise, by any of its members, the acts of the managers and verify compliance with their legal and statutory duties;
II- issue an opinion on the annual report of the administration, stating in its opinion, the additional information deemed necessary or useful for the deliberation of the members of the General Meeting;
III- issue an opinion on the proposals of the managers, to be submitted to the members of the General Meeting, regarding the modification of the share capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, merger or spin-off of the Company.;
IV- report, through any of its members, to the management bodies and if they fail to take the necessary measures to protect the Company’s interests, to the members of the General Meeting, any errors, fraud or crimes they discover, and suggest useful measures to the Company;
V- call the Ordinary General Meeting if the directors delay the call for more than one month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary;
VI- analyze, at least quarterly, the balance sheet and other financial statements periodically prepared by the Executive Office;
VII- assess the financial statements of the fiscal year and issue opinions on them;
VIII- Perform these assignments during the settlement.
Sole paragraph. The members of the Fiscal Council shall participate, mandatorily, in the meetings of the Board of Directors, in which the matters referred to in items II, III and VII of this item are to be appraised.
Section VII – The Employees of the Company
Art. 47- Petrobras’ employees are subject to the labor legislation and internal regulations of the Company, observing the legal provisions applicable to employees of mixed-capital companies.
Art. 48- The admission of employees by Petrobras and its wholly-owned and controlled subsidiaries will be subject to a public selection process, under the conditions approved by the Executive Office.
Art. 49- The assignments of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. Section 1- The assignments referred to in the main section of this item, linked to the Board of Directors, may, exceptionally, and at the discretion of the Board of Directors, be assigned to technicians or specialists who are not part of the Company’s permanent staff, through free appointment and discharge agreements.
Section 2- The assignments referred to in the main section of this article, linked to the Executive Office or its members, may, on a proposal and justification of the Executive Office and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Company’s Board of Directors permanent staff, through free appointment and discharge agreements
Section 3- The management assignments that are part of the Company’s organizational structure, at all other levels, will have the responsibilities of the holders defined in the rules of the respective bodies.
Art. 50- Without prejudice to the requirements established by law, the assignment of employees of Petrobras and its wholly-owned or controlled subsidiaries will depend on the authorization, in each case, of the Executive Office and will be made, whenever possible, by reimbursement of the corresponding costs.
Art. 51- The Company shall allocate a portion of the annual income to be distributed among its employees, in compliance with the criteria approved by the Board of Directors, and with the legislation in force.
Section VIII – General Provisions
Art. 52- Petrobras’ activities will be based on the Basic Organizational Plan approved by the Board of Directors, which will contain, among others, the organizational model and define the nature and assignments of each unit of the general structure and the subordination relationships necessary for Petrobras’ operation, in compliance with these Bylaw.
Art. 53- The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be drawn up, and shall comply with the applicable legal provisions.
Sole paragraph. The Company may prepare semi-annual balance sheets ,for payment of dividends or interest on shareholders’ equity by resolution of the Board of Directors. Art. 54- On funds transferred by the Federal Government or deposited by minority shareholders for increasing the Company’s capital, there will be financial charges equivalent to the SELIC rate from the date of transfer to the date of capitalization.
Art. 55- Petrobras shall allocate a 0.5% (five tenths of a percent) share of the paid-in share capital, in order to constitute a special reserve, intended to the financing of the research and technological development programs of the Company.
Sole paragraph. The accumulated balance of the reserve provided for in this item may not exceed 5% (five percent) of the paid-in share capital.
Art. 56- After deliberation of the distribution of the minimum dividend established in art. 8 of these Bylaw, the members of the General Meeting may, subject to the terms of the corporate law and specific federal regulations, allocate percentages or gratuities to the members of the Company’s Executive Office, as variable compensation.
Art. 57- The Executive Office may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in Section 4 of art. 150 of Law No. 6.404 of 1976.
Art. 58- The disputes or controversies involving the Company, its shareholders, managers and tax advisors shall be resolved through arbitration, subject to the rules set forth by the Market Arbitration Chamber, with the purpose of applying the provisions contained in Law N. 6.404, 1976, in these Bylaw, the rules issued by the
National Monetary Council, the Central Bank of Brazil and the Securities Commission, as well as other rules applicable to the operation of the capital market in general, in addition to those Petrobras with a stock exchange or an organized over-the-counter market entity, accredited by the Securities and Exchange Commission, with the purpose of adopting corporate governance standards set by these entities, and the respective corporate governance regulations, if applicable.
Sole paragraph. The deliberations of the Federal Government, by a vote in the
Shareholders’ General Meeting, aimed at the orientation of its business, pursuant to art. 238 of Law N. 6.404 of 1976, are considered forms of exercising unavailable rights and will not be subject to the arbitration procedure provided for in the main section of this article.
Art. 59- The contracts executed by Petrobras for the acquisition of goods and services will be preceded by a simplified bidding procedure, in the form of the regulation approved by Decree N. 2.745, dated August 24, 1998.
Art. 60- In order to compose its proposals to participate in bids prior to the concessions dealt with in Law 9.478, of 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services.
Sole paragraph. The preliminary contracts will contain a full-fledged termination clause, to be exercised without penalty or indemnity of any kind in case another bidder is declared the winner, and will be submitted, later, to the external control and inspection bodies.

Comparative Table
Previous version
Proposed version
Rationale:
Art. 14- For strict compliance with
activities linked to its purpose, Petrobras may, in compliance with the authorization granted by Law No.
9.478, de 1997, organize wholly-owned subsidiaries, as well associate itself, as a majority and/or minority shareholder with other companies.
Art. 14- For strict compliance with
activities linked to its purpose, Petrobras may, in compliance with the authorization granted by Law No.
9.478, de 1997, organize wholly-owned subsidiaries, companies whose corporate purpose is to participate in other companies, pursuant to article 8,
§ 2, Decree No. 8.945, of December 27,
2016, as well as associate itself, as a majority and/or minority shareholder with other companies.
Amendment for compliance with article
8, §2 of Decree No. 8945/16.
Art.16- The governance rules of
Petrobras, as well as the common corporate rules established by
Petrobras, by technical, administrative, accounting, financial and legal guidance, apply fully to its wholly owned subsidiaries and controlled companies, and to the extent possible, to affiliated companies, in compliance with the resolutions of the administration bodies of each company, and the strategic planning approved by the Board of Directors of Petrobras.
Art. 16- The governance rules of
Petrobras, as well as the common corporate rules established by
Petrobras, by technical, administrative, accounting, financial and legal guidance, apply fully to its wholly owned subsidiaries and controlled companies, and to the extent possible, to affiliated companies, in compliance with the resolution of the bodies of administration of each company, and the strategic planning approved by the Board of Directors of Petrobras.
Sole paragraph. The appointments to office of administration or of member of the Fiscal Council incumbent upon the Company in its subsidiaries,
Provision for adoption of the same
criteria for the appointments made by
Petrobras in the Petrobras System companies, for consistency of the applicable requirements and
impediments.

controlled companies and affiliated
companies shall comply fully with the requirements and prohibitions imposed by the Brazilian Corporate Law [Lei de Sociedades por Ações], as well as with those set forth in article 21, §§1, 2 and
3 of these Bylaws, in Law No. 13.303, of June 30, 2016 and in Decree No.
8.945, of December 27, 2016.
Art. 18- The Board of Directors shall be
comprised of, at least, 7 (seven) and a maximum of 10 (ten) members, and the
General Meeting of Shareholders shall
appoint, among them, the Chairman of the Board. All the members of the Board shall have a term of office, which may not exceed 2 (two) years, reelection being admitted.
(...) Art. 18- The Board of Directors shall be
comprised of, at least, 7 (seven) and a maximum of 10 (ten) members, it being incumbent upon the General Meeting of
Shareholders to appoint, among them, the Chairman of the Board. All the members shall have a unified term of office, which may not exceed 2 (two) years, reelection being admitted.
(...)
§6 – A member of the Board of
Directors, who does not participate in any annual training, provided by the Company, in the last 2 (two) years, may not be reelected.
§7 – Once the maximum term of reelection has been reached, the members of the Board of Directors may only return to the Company, after the period equivalent to a term of office has elapsed. Amendment for compliance with article
24, VII of Decree No. 8945/16.
Compliance with article 42, p.u. of
Decree No. 8945/16.
Compliance with article 24, §4 of Decree
No. 8.945/16.
Art. 20- The Executive Office shall be Art. 20- The Executive Office shall be Amendment for compliance with article comprised of a Chairman chosen by the Board of Directors among its members, and 7 (seven) Executive Directors, elected by the Board of Directors, among Brazilian nationals residing in Brazil, with the term of office not to exceed 2 (two) years. A maximum of 3 (three) consecutive reelection shall be permitted, but officers may be removed at any time.
(...)
comprised of Chairman chosen by the Board of Directors, among its members, and 7 (seven) Executive Directors, elected by the Board of Directors, among Brazilian national residing in Brazil, with a unified term of office, which may not exceed 2 (two) years. A maximum of 3 (three) consecutive reelections will be permitted, but the officers may be removed at any time. (...)
§3 – The members of the Executive
Director, in addition to the requirements applicable to the members of the Board of Directors, in accordance with article 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably in the business or correlated area, as specified in the Company’s Policy of Appointment.
§4 – Reelection of a member of the Executive Director, who does not participate in any annual training provided by the Company, in the last 2 (two) years, is prohibited.
§5 – Once the maximum term for reelection has been reached, the Executive Director may only return to Petrobras, after a period equivalent to
24, VII of Decree No. 8945/16.
Include additional requirement for the position of Executive Director, in relation to the requirement for board directors, in compliance with article 24, II of Decree No. 8945/16. Requirement set forth in the appointment policy approved by the Board of Directors – Board of Directors.
Compliance with article 42, p.u. of
Decree No. 8945/16.
Compliance with article 24, §4 of Decree
No. 8.945/16.

a term of office has elapsed.
Art. 21- Investiture in an office of
administration of the Company shall be in compliance with the conditions imposed by article 147 and complemented by the conditions set forth in article 162 of Law No. 6.404, of December 15, 1976, as well as those set forth in the Appointment Policy and in Law No. 13.303, of June 30, 2016.
§1- Investiture in administration office
of those who have ascendants, descendants, or collateral relatives holding offices in the Board of Directors, Executive Office or Fiscal Council of the Company shall be prohibited.
§2- For investiture of a representative of those employed in the Board of Directors, it shall not apply the representative must hold a University degree, nor prohibition with respect to election of employee for the office, which prohibitions are contained, respectively, in the caput and in §2, of article 162 of Law No. 6.404 of 1976. Art. 21- Investiture in an office of administration of the Company shall be in compliance with the conditions imposed by article 147 and complemented by those set forth in article 162 of Law No. 6.404, of December 15, 1976, as well those set forth in the Appointment Policy, and in Law No. 13.303, of June 30, 2016 as well as in Decree No. 8.945, of December 27, 2016.
§1 – For purposes of compliance with the legal requirements and prohibitions, the Company shall also consider the following condition for characterization of stainless reputation of the appointee to the administration office, which shall be described in detail in the Appointment Policy:
I- not have filed against oneself legal or administrative proceeding, with a court decision unfavorable to the appointee, in second instance, provided that related to the activity to be performed;
II- not have commercial or financial pending issues, which have been protested or included in the official registers of defaulting parties. It will be possible to provide clarifications to the
Enhance transparency to the integrity criteria that will be applied.

Company about such facts;
III- diligence adopted for the resolution of appointments referred in reports of internal or external control bodies in processes and/or activities under his administration, when applicable;
IV- not be the subject of serious negligence related to noncompliance with the Code of Ethics, Guide of Conduct, Manual of the Petrobras Program for Prevention of Corruption or other internal regulations, when applicable;
V – not have been included in the system of disciplinary consequence, in the scope, in any subsidiary, controlled or affiliated company of Petrobras, or have been the subject of a labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years, as a result of internal investigations, when applicable;
§2 – The person appointed to an office of administration may not have any conflict of interest with the Company,
§3 -The nominee may not accumulate more than two positions remunerated in boards of directors or fiscal in the Company or in any subsidiary company, controlled or affiliated of Petrobras
Establish a maximum term to check the integrity criteria.

Remuneration and Succession Committee, within 8 (eight) business days, from delivery of the information by the applicant or by the person referring him. This period may be extended for further 8 (eight) business days at the request of the Committee. If there is an objectively evidenced reason, the period of analysis may be suspended, by a formal act of the Committee.
§5- Investiture in office of administration by those who have ascendants, descendants or collateral relatives holding offices in the Board of Directors, Executive Office or Fiscal Council of the Company shall be prohibited.
§6- To the investiture of representative
of those employed in the Board of Directors there shall not apply the obligation to hold a University degree, or the prohibition relative to the election of employee to the office, contained, respectively, in the caput and in §2, do article 162 of Law No.
6.404 of 1976 will be subject to the requirements and impediments established in the Brazilian Corporate
Determine the isonomy of requirements and criteria for all the members of the Board of Directors.

Law, in Law 13.303, of June 30, 2016,
in Decree 8.945, of December 27. 2016, in the Appointment Policy and in §§1
and 2 of this article.
§7- The Appointment, Remuneration and Succession Committee may request to the person referred to the office to attend an interview for clarification on the requirements of this article. The person referred to the office shall accept the invitation in accordance with his will.
Art. 29- The Board of Directors is the
body of guidance and higher management of Petrobras. Its tasks are:
(...)
II- approve, by the proposal by the
Executive Office, the strategic plan, the respective multi-yearly plans, as well as the annual plans and programs of expenditures and investments;
(...)
IV- evaluate, annually, individual and collective performance results of the administrators and members of the
Board’s Committees, including analyzing compliance with the approved targets; Art. 29- The Board of Directors is the body of guidance and higher management of Petrobras. Its tasks are: (...)
II- approve, by proposal of the
Executive Office, the strategic plan, the respective multi-yearly plans, as well as the annual plans and programs
of expenditures and investments, promoting, annually, analysis with respect to compliance with the targets and results in the execution of said plans, and it shall publish its conclusions and inform them to the
Brazilian Congress and the Federal Court of Accounts [Tribunal de Contas da União];
Compliance with article 37, §3 of Decree
No. 8.945/16.
Compliance with article 24, III of Decree

(...)
VII- set the overall policies of the
Company, including that of administration of business strategy, finance, risks, investments,
environment, disclosure of information, distribution of dividends, transactions with related parties, spokespersons and human resources;
(...)
(...)
IV- evaluate, annually, the individual and collective performance results of the administrators and members of the Board’s Committees, with methodology and procedural support by the Appointment, Remuneration and Succession Committee, in compliance with the following minimum requirements: a) exposition of the acts of administration performance with respect to the lawfulness and effectiveness of the managerial or administrative action; b) contribute to the fiscal year income; and c) perform the objectives established in the business plan and comply with the long- term strategy contemplated in article
37, §1 of Decree No. 8.945, of December 27, 2016 including analyzing compliance with approved targets;
(...)
VII- set the overall policies of the Company, including that of the administration of the business strategy, finance, risks, investments, de the environment, disclosure of information, distribution of dividends, transactions with related parties, spokespersons and human resources and minority interests, in compliance with the
No. 8945/16.
Compliance with article 9, §1 of Decree
No. 8945/16.
Compliance with article 32, II of Decree
No. 8945/16.

provisions of article 9, § 1 of Decree
No. 8.945, of December 27, 2016; (...)
XIII – implement, directly or through other bodies of the Company, and supervise internal risk management and control systems established to prevent and mitigate the principal risks, including risks related to integrity of accounting and financial information, and those related to the occurrence of corruption and fraud.
(...)
Art. 30- The Board of Directors shall
also decide on the following matters: (...)
II- approve the appointment and removal of the Executive Managers of the Company, proposed by the Executive Office, based on the criteria established by the Board of Directors; (...)
IV- approval of swap of securities issued by it;
(...) Art. 30- The Board of Directors shall
also decide on the following matters: (...)
II- approve the appointment and removal of the Executive Managers tenured members of the general structure of the Company, proposed by the Executive Office, based on the criteria established by the Board of Directors;
(...)
IV- approval of swap of securities issued
Adjustment in the wording and alteration of the term Executive Members by tenured member of the general structure of the Company, which also covers the General Managers directly linked to the members of the Executive Office.

VI- organization of wholly-owned subsidiaries, participation in controlled companies or affiliated companies or cessation of this participation, as well as acquisition of shares or units of other companies;
(...)
VIII- approval of the Code of Ethics, the Code of Good Practices and the Internal Regulations of the Board of Directors;
IX- approval of the Corporate
Governance Policy and Guidelines of
Petrobras; (...)
XIV- approve integrity and compliance criteria, as well as the other relevant criteria and requirements applicable to the election of the members of the Executive Office and to the appointment of the Executive
Managers;
XV- the cases not covered by these
Bylaws.
Sole paragraph - The Board of Directors shall have 5 (five) advisory Committees, with specific by it; (...)
VI- organization of wholly-owned
subsidiaries, of companies whose corporate purpose is to participate in other companies, participation by the Company in controlled companies or affiliated companies, transfer or cessation of this participation, as well as the acquisition of shares or units of other companies;
(...)
VIII- approval of the Code of Ethics, of the Code of Good Practices and of the Internal Regulations of the Board of Directors and Guide of Conduct of the Petrobras System;
IX- approval of the Corporate Governance Policy and Guidelines of Petrobras;
(...)
XIV- approve integrity and compliance criteria, as well as the other relevant criteria and requirements applicable to the election of the members of the Executive Office and to the appointment of the Executive Managers, which
Adjustment of wording.
Adjustment to comply with article 8, §2 of Decree No. 8945/16.
Compliance with article 32, I of Decree No. 8945/16 which requires “code of conduct of the agents”. There exists in the Company the Guide of Conduct, prepared by COMPLIANCE, which will start to be approved by the Board of Directors
- CA, performing the same role as the
Code of Conduct. Adjustment of the wording.
Adjustment of the wording.

assignments of analysis and recommendation on certain matters, which are directly linked to the Board: Strategic Committee; Financial Committee; Fiscal Council ; Health, Safety and Environment Committee and Appointment, Remuneration and Succession Committee.
(...)
shall comply, at least, with those contained in article 21, §§ 1,2and 3 of these Bylaws;
XV- the cases not covered by these
Bylaws.
Sole paragraph 10§ - The Board of Directors shall have 56 (five six) advisory Committees, with specific assignments of analysis and recommendation on certain matters, linked to the Board: Strategic
Committee; Financial Committee; Fiscal Council ; Health, Safety and Environment Committee; and Appointment, Remuneration and Succession Committee; and the Minority Members Committee.
(...)
§2 The Appointment, Remuneration and
Succession Committee shall have the assignments set forth in article 21 to 23 of Decree No. 8.945, of December 27,
2016, and shall also analyze the integrity requirements set forth in article 21 of these Bylaws for the investiture in office of administration and of a member of the Company’s Fiscal Council .
§3 – Whenever it is necessary to
evaluate operations with the Federal
Adjustment of the wording.
Inclusion of the Minority Members
Committee as a statutory committee.
Discipline the assignments of CIRS for purposes of the provisions of articles 21 to 23 of Decree No. 8.945/16.
Discipline the assignments of the Minority Members Committee. The Minority Members Committee shall be finally convened, but it will only function when

Government, its agencies and
foundations, and state-owned enterprises, provided that it is outside the normal course of business of the Company and which are under the limits of authority of approval of the Board of Directors, the Minority Members Committee shall previously advise, issuing its opinion with respect to the transaction intended.
§4 – Said Minority Members Committee shall be formed by two members of the
Board of Directors appointed by the minority members, in addition to a third independent members, who falls under the requirements of article 22,
§1 of Law No. 13.303, of June 30, 2016, chosen by the other members, who may or may not be a member of the Board of Directors. there were TPRs (Related Parties
Transactions) with the Federal
Government, agencies and foundations.
Establish the rules of composition of the
Minority Members Committee
Art. 32- (...)
§5- In the event of a tie, the chairman of the Board shall have the casting vote. Art.32 – (...)
§5- Businesses with the Federal Government, its agencies and foundations, shall be approved by the vote of 2/3 (two thirds) of the Directors present.
§6- In the event of tie, the Chairman of the Board shall have the casting vote. Establish the qualified quorum for the approval of TPRs (Related Parties Transactions) with the Federal Government.
Art. 34 – (...)
I- (...) Art. 34 – (...)
II- (...)
l) labor conventions or collective labor Improve integration with respect to the limits of authority of the Executive
Boaard - DE.

agreements, as well as filing of
collective-bargaining agreements. (...)
Art. 35 – (...)
§2- The members of the Executive Office shall have 7 (seven) advisory Statutory Technical Committees, comprised of Executive Managers, with specific assignments of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6.404/76: Statutory Technical Committee of Production Development and Technology; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee of Refining and Natural Gas; Statutory Technical Financial and Investors’ Relations Committee; Statutory Technical Corporate Matters Committee; Statutory Technical Governance and Compliance Committee; and Statutory Technical Strategy, Organization and Management System Committee.
(...) Art. 35 – (...)
§2- The members of the Executive Office shall have 7 (seven) Statutory Technical Committees, comprised of tenured members of the Company’s general structure Executive Managers, with specific assignments of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law
6.404/76: Statutory Technical Committee of Production Development and Technology; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee of Refining and Natural Gas; Statutory Technical Financial and
Investors’ Relations Committee; Statutory Technical Corporate Matters Committee; Statutory Technical Governance and Compliance Committee; and Statutory Technical Strategy, Organization and Management System Committee.
(...) Improve the wording to use the
terminology adopted for the responsibilities directly linked to the Executive Directors.
Art. 43- The Fiscal Council , of a
permanent nature, is comprised of up to five members and respective Art. 43-The Fiscal Council , of a permanent nature, is comprised of up to five members and respective Improve the wording to establish the requirements for referral of a member of the Fiscal Council .

alternates, elected by the Annual
General Meeting, all residing in Brazil, in compliance with the requirements and impediments established in the Brazilian Corporate Law, being shareholders or not, of which one shall be elected by the holders of minority common shares and another by holders of preferred shares, in separate voting. (...)
§2- In the event of vacancy, resignation, impediment or unjustified absence at two consecutive meetings, the member of the Fiscal Councilwill be substituted, until expiry of the term, by the respective alternate. (...) alternates, elected by the Annual
General Meeting, all residing in Brazil, in compliance with the requirements and impediments established in the Brazilian Corporate Law, in the Appointment Policy, in Decree 8.945, of December 27, 2016 and in article 21,
§§1,2 and 3 of these Bylaws, being shareholders or not, of which one shall be elected by the holders of minority common shares and another by holders of preferred shares, in separate voting.
(...)
§2- In the event of vacancy, resignation, impediment or unjustified absence at two consecutive meetings, the member of the Fiscal Council will be substituted, until expiry of the term of activity term, by the respective alternate.
(...)
Adjustment of the wording.
Art. 44- The term of the members of
the Fiscal Council is 1 (one) year, 2 (two) consecutive reelections being permitted. Art. 44- The term of activity of the members mandete of the Fiscal Council is 1 (one) year, 2 (two) consecutive reelections being permitted.
§1 – A member of the Fiscal Council , who does not participate in any annual training provided by the Company in the last 2 (two) years may not be reelected.
§2 – When the maximum term of Adjustment of the wording.
Compliance with article 42, p.u. of
Decree No. 8945/16.
Compliance with article 24, §4 of Decree
No. 8.945/16

reelection has been reached, the Member of the Fiscal Council may only return to Petrobras after a period equivalent to one term of activity has elapsed.

EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM II

RESTATEMENT OF THE BYLAWS TO REFLECT THE AMENDMENTS APPROVED

If the Extraordinary General Meeting approves the amendments proposed in Item I of the agenda, it is also submitted to the same Meeting the approval of the restatement of the Bylaws to reflect to amendments approved.
Attached: copy of the Bylaws incorporation amendments proposed in item I of the Notice.
Rio de Janeiro, March 27th 2017.
Pedro Parente

CEO

BYLAW OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS
Chapter I - Nature, Headquarters and Purpose of the Company
Art. 1 - Petróleo Brasileiro S.A. - Petrobras, hereinafter referred to as “Petrobras” or the “Company”, is a mixed public-private company under the control of the Federal Union, with an unlimited duration, to be governed by the rules of the Corporate Law (Law No. 6.404 of December 15, 1976) and by the present Articles of Association.
Sole Paragraph. The Federal Union’s control will be exercised by ownership and possession of at least 50% (50 percent) plus 1 (one) share of the voting capital of the
Company.
Art. 2 - Petrobras has its head office and venue in the city of Rio de Janeiro, State of Rio de Janeiro and may establish, within the country and abroad, affiliates, agency offices, branches and local offices.
Art. 3 - The purpose of the company is the exploration, mining, refining, processing, trading, and transporting of oil deriving from wells, shale, or other rock, as well as its derivatives, and natural gas and other hydrocarbon fluids, in addition to activities connected with energy, with the ability to promote the exploration, development, production, transportation, distribution, and marketing of all forms of energy and any other related or similar activities.
Section 1 - The economic activities connected with its company purpose will be carried out by the Company in free competition with other companies, according to market conditions, in adherence to the other principles and guidelines of Law No. 9.478 of August 6, 1997 and of Law No. 10.438 of April 26, 2002.
Section 2 - Petrobras, whether directly or through its wholly-owned subsidiaries and the controlled companies thereof, whether associated with third parties or not, may carry out any of the activities comprising its company purpose, doing so within the country or outside of the national territory.
Chapter II - Capital Ownership, Shares and Shareholders
Art. 4 - The Capital Stock is R$ 205,431,960,490.52 (two hundred and five billion four hundred and thirty-one million nine hundred and sixty thousand and 52/100), divided into 13,044,496,930 (thirteen billion forty-four million four hundred and ninety-six thousand nine hundred and thirty) shares, without par value, that is, 7,442,454,142 (seven billion four hundred and forty-two million four hundred and fifty-four thousand one hundred and forty-two) common shares and 5,602,042,788 (five billion six hundred and two million forty-two thousand seven hundred and eighty-eight) preferred shares. Section 1 - Capital increases by the issuance of shares shall be subject to prior resolution of the General Shareholders’ Meeting.
Section 2 – By resolution of the Board of Directors, the Company may acquire its own shares to be held as treasury shares, to be retired, or for subsequent disposal, up to the amount of the balance of the available profits and reserves, except for legal reserve, without reduction of capital stock, in adherence to the legislation in force.

Section 3 – The capital stock may be increased with the issuance of preferred shares without observing the ratio with the common shares, adhering to the legal limit of two- thirds of the capital stock and adhering to the right of preemption of all shareholders. Art. 5 - The Company’s shares are to be common shares, with voting rights and preferred shares, the latter always non-voting.
Section 1 – The preferred shares will not be convertible into common shares and vice versa.
Section 2 - The preferred shares shall have priority in the event of reimbursement of capital and in the receipt of dividends, at least 5% (five percent) calculated on the portion of the capital represented by that type of share, or 3% (three percent) of the net value of the share, with the greater amount always to prevail, with equal participation with the common shares in capital increases resulting from incorporation of reserves and profits.
Section 3 – The preferred shares shall participate, but not cumulatively, on equal terms with the common shares in the distribution of dividends when above the minimum percentage that is provided for them in the previous paragraph.
Art. 6 - The payment for the shares shall follow the rules established by the General Shareholders’ Meeting. In the event of late payment by a shareholder, with no need for call, the Company may proceed to execution or decide to sell the shares, for the account and risk of the shareholder.
Art. 7 - The Company’s shares, all of them in a registered form, shall be kept, by the name of the owners thereof, in the deposit account of a financial institution authorized by the Securities Commission (CVM), without the issuance of a certificate.
Art. 8 – Each fiscal year the shareholders shall be entitled to the dividends and/or interest on own capital, which must not be less than 25% (twenty-five percent) of the adjusted net profit, as provided for in the Corporate Law, prorated by the shares into which the company’s capital is divided.
Art. 9 - Unless resolved otherwise by the General Shareholders’ Meeting, the Company shall pay the dividends and interest on own capital that are due to the shareholders within a term of 60 (sixty) days from the date when they are declared and, in any event, within the company fiscal year, in accordance with the applicable legal rules.
Sole Paragraph. By resolution of its Board of Directors, the Company may make advance payment of amounts to its shareholders for dividends or interest on own capital, adjusting them per the SELIC (special clearance and escrow system) rate from the date of actual payment up to the end of the respective company fiscal year, as provided for in Art. 204 of Law No. 6.404 of 1976.
Art. 10 - The dividends not claimed by the shareholders within 3 (three) years from the date on which they were availed to the shareholders shall be forfeited in favor of the Company.
Art. 11 - The amounts of dividends and interest, as a return on own capital, that is due to the National Treasury and to the other shareholders, shall incur finance charges equivalent to the SELIC rate from the end of the company fiscal year up to the date of actual collection or payment, without prejudice to the applicability of penalty interest when such collection does not occur on the date set by the General Shareholders’ Meeting.
Art. 12 - In addition to the Federal Union, in the capacity of the controlling shareholder of the Company, natural or artificial persons, whether Brazilians or foreigners and whether residents of the Country or not, may be shareholders.

Art. 13 - A shareholder may be represented at General Shareholders’ Meetings as provided for in Art. 126 of Law No. 6.404 of 1976, displaying, at the session, or depositing previously the receipt issued by the depository financial institution, accompanied by the identity document or the proxy with special powers.
Section 1 – The representation of the Federal Union in the General Shareholders’
Meetings of the Company shall be exercised in accordance with specific federal legislation.
Section 2 - In such a General Shareholders’ Meeting as resolves upon the election of members of the Board of Directors, the voting rights to the holders of preferred shares shall be conditioned upon fulfillment of the condition provided for in Section 6 of Art.
141 of Law No. 6.404 of 1976 as to verified uninterrupted ownership of the share over a period of 3 (three) months, at least, immediately prior to the holding of the Shareholders’ Meeting.
Chapter III - Wholly Owned Subsidiaries, Controlled Companies and Affiliates
Article 14 - In order to strictly comply with activities related to its object, Petrobras may, pursuant to the authorization granted by Law No. 9,478, of 1997, establish and extinguish wholly owned subsidiaries, companies whose corporate purpose is to participate in other companies, in the form of art. 8, § 2 Decree No. 8.945, of December 27, 2016, as well as to associate, majority and / or minority to other companies.
Art. 15 - Subject to the Provisions of Law No. 9.478 of 1997, Petrobras and its wholly-
owned subsidiaries, controlled companies and related companies may acquire shares or units in other companies, hold equity in special-purpose companies and join Brazilian and foreign companies and may form consortiums with them, under the condition that it not be the leading company, with the objective of expanding business, gathering technologies and increasing investments applied to activities connected with its purpose.
Art. 16 – The rules of governance of Petrobras as well as the shared corporate rules established by Petrobras in the providing of guidance of an administrative, accounting, financial and legal nature, fully apply to its wholly-owned subsidiaries and controlled companies and, to the extent possible, to the related companies, in compliance with the resolutions of the management bodies of each company, and the strategic plan approved by the Board of Directors of Petrobras.
Sole Paragraph. The instructions for holding office on the Fiscal Council or in management that pertains to the Company in its subsidiaries and controlled and related companies must fully comply with the requirements and prohibitions imposed by the Corporate Law, as well as those provided for in Art. 21, Section 1 and Section 2 of this Bylaw and in Law No. 13.303 of June 30, 2016 and in Decree No. 8.945 of
December 27, 2016.
Chapter IV – Management of the Company
Section I - Directors and Executive Managers
Art. 17 - Petrobras shall be directed by a Board of Directors, with deliberative functions and an Executive Board.

Art. 18 - The Board of Directors shall be composed of at least 7 (seven) and at most 10
(ten) members, and it shall pertain to the General Shareholders’ Meeting to appoint from among them the Chairman of the Board of Directors, all of them with a unified term of office that cannot be greater than 2 (two) years, with re-election permitted. Section 1 – In the event of vacancy in the office of Chairman of the Board, the replacement shall be elected at the first regular meeting of the Board of Directors until the next General Shareholders’ Meeting.
Section 2 - The member of the Board of Directors appointed as set forth above in this article may be re-elected a maximum of 3 (three) consecutive times.
Section 3 – In the case of a member of the Board of Directors elected by the employees, the re-election limit must adhere to the laws and regulations in force. Section 4 - The functions of Chairman of the Board of Directors and of President of the Company shall not be exercised by the same person.
Section 5 - The Board of Directors must be composed, to the minimum extent of 25%
(twenty-five percent), of independent members in accordance with Art. 22, Section 1, of Law No. 13.303 of June 30, 2016, or to the extent of at least 1 (one) if there is a decision in favor of the exercise of the power of multiple voting by the minority shareholders pursuant to Art. 141 of Law No. 6.404 of December 15, 1976.
Section 6 – The reappointment of a Director who has not participated in any annual training made available by the Company in the last 2 (two) years shall be prohibited. Section 7 - Upon reaching the maximum term of reappointment, the return of a Director to the Company shall only be able to occur after the passage through a period equal to one term in office.
Art. 19 - In the process for the election of members of the Board of Directors by the
General Shareholders’ Meeting, the following rules shall be obeyed.
I - The minority shareholders are assured the right to elect one Director if a greater number is not allotted to them by the multiple voting process;
II – The holders of preferred shares representing, in combination, a minimum of 10% (ten percent) of the capital, to the exclusion of the controlling shareholder, shall be entitled to elect and remove 1 (one) member of the Board of Directors, in a separate vote in the General Shareholders’ Meeting.
III - Where, cumulatively, the election of the Board of Directors is done using the multiple voting systems, and the holders of common or preferred shares exercise the right to elect a Director, the Federal Union shall be assured the right to elect the Directors in a number equal to those elected by the other shareholders and by the employees, plus one, regardless of the number of Directors established in Art. 18 of this Articles of Association;
IV – The employees are assured the right to appoint 1 (one) member of the Board of Directors in a separate vote, by a direct vote of the peers thereof, in accordance with Section 1 of Art.2 of Law No. 12.353 of December 28, 2010.
Art. 20 - The Executive Board shall be composed of a Chairman, chosen by the Board of Directors from among its members and 7 (seven) Executive Managers, elected by the Board of Directors from among Brazilians residing in the country, with a unified term of office that cannot be more than 2 (two) years, allowing a maximum of 3 (three) consecutive reelections and they may be removed at any time.
Section 1 - The Board of Directors, in the choice and election of members of the Executive Board, shall consider their professional competence, renown and specialization in the respective contact areas in which such managers are to act, subject to the Basic Organizational Plan.

Section 2 - The members of the Executive Board shall perform their functions full-time and dedicating themselves exclusively to service to Petrobras, allowing, however, upon substantiation and approval by the Board of Directors, the simultaneous holding of management offices in wholly-owned subsidiaries and controlled and related companies of the Company and, by way of exception, on the Boards of Directors of other companies.
Section 3 - The members of the Executive Board, in addition to the prerequisites required of members of the Board of Directors per Art. 21 below, must fulfill the requirement of 10 (ten) years of experience in leadership, preferably in business or in a related area, as specified in the Appointments Policy of the Company.
Section 4 – The reappointment of a member of the Executive Board who has not participated in any annual training made available by the Company in the last 2 (two) years shall be prohibited.
Section 5 - Upon reaching the maximum term of reappointment, the return of an
Executive Manager to Petrobras shall only be able to occur after the passage through a period equal to one term in office.
Art. 21 – The investiture in management position of the Company shall observe the conditions imposed by art. 147 and complemented by those provided for in art. 162 of Law 6,404 of December 15, 1976, as well as those set forth in the Policy for Indication, Law 13,303, of June 30, 2016 and Decree No. 8.945, of December 27, 2016.
Paragraph 1 - For the purpose of complying with legal requirements and prohibitions, the Company shall also consider the following conditions for the characterization of the authorized reputation of the nominee for the administration position, which shall be detailed in the Nomination Policy:
I - do not have against him judicial or administrative proceedings with a judgment unfavorable to the one indicated, in second instance, observed the activity to be performed;
II - do not have commercial or financial pending matters that have been object of protest or inclusion in official registries of defaulters, being possible to clarify to the Company on such facts;
III - diligence adopted in the resolution of appointments indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable;
IV- not have a serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Petrobras Program Manual of Prevention of Corruption or other internal regulations, when applicable;
V - has not been included in the system of disciplinary consequence in the scope in any subsidiary, controlled or affiliated company of Petrobras or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of when applicable;
Paragraph 2 - The nominee for the management position may not present any form of conflict of interest with the Company.
Paragraph 3 - The nominee may not accumulate more than two remunerated positions in boards of directors or officers in the Company or in any subsidiary, controlled or affiliated company of Petrobras.
Paragraph 4 - The legal and integrity requirements shall be analyzed by the Nomination, Remuneration and Succession Committee, within 8 (eight) business days, as of the delivery of the information by the candidate or who indicates it, and may be Extended for a further eight (8) business days at the request of the Committee. If there is an objectively proven reason, the analysis period may be suspended, by a formal act of the Committee.
Paragraph 5 - The investiture in management positions of those who have ascendants, descendants or collateral relatives shall be prohibited from occupying positions on the Board of Directors, on the Board of Executive Officers or on the Company’s Fiscal
Council.
Paragraph 6 - The investiture of employees’ representatives on the Board of Directors shall be subject to the requirements and impediments set forth in the Brazilian Corporate Law, Law 13303, of June 30, 2016, Decree 8.945, of December 27, 2016, at Policy and Paragraphs 1 and 2 of this article.
Paragraph 7- The Committee for Nomination, Remuneration and Succession may request the person indicated for the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation shall comply with the wishes of the nominee.
Art. 22 – Directors and members of the Executive Board shall take office by signing the records of appointment in the book of minutes of the Board of Directors and of the Executive Board, respectively.
Section 1 - The record of appointment must contain the following, under penalty of nullity: (i) indication of at least one domicile where the manager is to receive service of process and notices in administrative and judicial proceedings relating to acts under the management thereof, delivery of Appointments Policy, in Law No. 13.303 of June
30, 2016 and in Decree No. 8945 of December 27, 2016.
Section 1 - For the purposes of compliance with legal requirements and prohibitions, the Company shall also consider the following conditions for determining the untainted reputation of an appointee for management office, which will be detailed in the
Appointments Policy:
I – Not having adverse judicial or administrative proceedings with an unfavorable ruling against the appointee at the second jurisdictional level if they are related to the activity to be performed;
II – Not having pending commercial or financial disputes that have been subjected to protest or inclusion in official registers of defaulting parties, reserving the possibility of presenting clarification to the Company concerning such eventualities;
III – Diligence applied in the resolution of comments indicated in the reports of internal or external control bodies in procedures and/or activities under the management thereof, when applicable;
IV – Not having a serious misconduct related to a breach of the Code of Ethics, Conduct Guidelines, Petrobras Corruption Prevention Program Manual, or other internal rules, when applicable;
V – Not having been implicated in the disciplinary consequences system within any subsidiary, controlled, or related company of Petrobras or having incurred a labor or administrative penalty at another legal entity governed by public or private law in the last 3 (three) years as a result of internal investigations, when applicable;
Section 2 – Anyone appointed for management office cannot display any form of conflict of interest with the Company
Section 3 - The nominee may not accumulate more than two positions remunerated in boards of directors or fiscal in the Company or in any subsidiary company, controlled or affiliated of Petrobras.

Section 4 - The requirements of law and as to integrity must be examined by the
Appointments, Remuneration and Succession Committee within 8 (eight) working days from the delivery of the data by the candidate or the designating party, which period may be extended by a further 8 (eight) working days at the request of the Committee. If there is an objectively proven reason, the analysis period may be suspended by a formal act of the Committee.
Section 5– The assumption of management offices shall be prohibited in case of persons who have ancestors, descendants, or collateral family members holding offices on the Board of Directors, the Executive which shall be deemed to be completed by delivery to the domicile indicated, which may only be changed by written communication to the Company; (ii) ratification of any eventual contracts entered into by Petrobras with the securities’ exchange or such entity as may operate an organized over-the-counter market accredited with the Brazilian Securities and Exchange Commission, having the aim of adoption of the corporate governance standards established by such entities, assuming responsibility for compliance with such contracts and the respective rules of differentiated corporate governance practices, as the case may be and (iii) acceptance of the terms of the arbitration clause referred to in Art. 58 of this Bylaw and other terms established by legislation and by the Company.
Section 2 – The taking of office by a Director residing or domiciled abroad shall be conditioned upon the designation of a representative residing within the country with powers to accept the service of process in actions against him brought based on the corporate legislation, by a power of attorney with a period of validity that must extend at least 3 (three) years after the end of the term of office of the Director.
Section 3 - Before taking office or resigning from it, members of the Board of Directors and of the Executive Board shall submit a declaration of assets, which is to be filed with the Company.
Art. 23 - The members of the Board of Directors and of the Executive Board shall be liable, pursuant to Art. 158 of Law No. 6.404 of 1976, jointly and severally, for the acts that they perform and for the damages that they cause to the Company, and they shall be prohibited from participating in deliberations concerning transactions involving companies of which they hold more than 10% (ten percent) or held management positions in the period immediately prior to assuming office at the Company.
Section 1 - In judicial and administrative proceedings, the Company shall provide defense to its managers, both current and past, in addition to maintaining a permanent insurance policy benefiting such managers to protect them from liability for acts arising from the performance at the office or function, covering the entirety of the respective terms of office.
Section 2 – The coverage provided for in the previous paragraph extends to members of the Fiscal Council as well as to all employees and servants who legally act by delegation of the Company managers.
Art. 24 – Such Director as fails to participate in 3 (three) consecutive regular meetings, without justified reason or permission granted by the Board of Directors, shall forfeit the office.
Art. 25 - In the event of the vacancy of an office of Director, the substitute is to be appointed by the remaining Directors and will serve until the first General Shareholders’ Meeting, as provided for in Art. 150 of Law No. 6.404 of 1976.
Section 1 – The Director or member of the Executive Board elected as replacement will complete the term of office of the person replaced and when the term of office ends, will remain in office until the successor takes office.

Section 2 - If the Director representing the employees does not complete the term of office, the following shall apply:
I – the person placing second in the vote shall take office if more than half of the term of office has not elapsed;
II – new elections will be held if more than half of the term of office has elapsed.
Section 3 – In the case referred to in Section 2, the replacement Director will complete the term of office of the Director replaced.
Art. 26 – Both before the courts and otherwise the Company shall be represented individually by its President or by at least 2 (two) Executive Managers in combination and agents and representatives may be appointed.
Art. 27 - The President and the Executive Managers shall not be able to be absent from office for more than 30 (thirty) days, consecutive or not, per annum, without leave or authorization from the Board of Directors.
Section 1 - The President and the Executive Managers shall be entitled to 30 (thirty)
days of annual paid leave upon prior authorization from the Executive Board, but double payment of remuneration for leave not utilized in the previous year shall be prohibited.
Section 2 – It shall pertain to the President to appoint his eventual replacement from among the Executive Managers.
Section 3 - In the event of vacancy of the office of President, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board up to election of the new President in accordance with Art. 20.
Section 4 – In the case of absence or impediment on the part of an Executive Manager, his duties shall be assumed by a replacement chosen by him from among the other members of the Executive Board or from one of his direct subordinates, the latter up to a maximum period of 30 (thirty) days.
Section 5 - If a subordinate is appointed, subject to the approval of the President, he will participate in all routine activities of the Executive Manager, including presence at Board meetings to report on subjects within the contact area of the respective Executive Manager but without, however, exercising the right to vote.
Art. 28 – When the term of office ends, former members of the Executive Board, of the Board of Directors and of the Fiscal Council are prohibited from the following, for a period of six months commencing from the end of the term of office, if a longer term is not established by regulation:
I – Taking office on the Fiscal Council or in management, performing activities, or providing any service to companies that compete against the Company;
II – Taking office on the Fiscal Council or in management or establishing a professional connection with a natural or artificial person with whom they have maintained a significant, official, direct relationship in the six months preceding the expiration of the term of office, unless a greater period has been established by regulation; and
III – Directly or indirectly sponsoring the interests of a natural or artificial person before a body or entity of the Federal Public Administration with whom he [sic] has had a significant, official, direct relationship in the six months preceding the expiration of the term of office, unless a greater period has been established by regulation. Section 1 - Any eventual periods of paid annual leave not taken are to be included within the period referred to above in this article.
Section 2 - During the prohibition period, the former members of the Executive Board, of the Board of Directors and of the Fiscal Council shall be entitled to compensatory remuneration only equivalent to the monthly fee for the office held.

Section 3 - Former members of the Executive Board, Board of Directors and Fiscal
Council who opt to return, before the end of the prohibition period, to an office or position, whether as staff or at a higher level, that, prior to their appointments, they had held in public or private administration, shall not be entitled to compensatory remuneration.
Section 4 – In addition to forfeiture of compensatory remuneration, a breach of the prohibition of six months shall give rise to reimbursement of the amount actually received in this manner and the payment of a fine of 20% (twenty percent) of the total compensatory remuneration that may have been paid in the period, without prejudice to recovery for such losses and damages that may thus have been caused.
Section 5 – The commencement of payment of compensatory remuneration shall be preceded by formal consultation with the Ethics Commission of the Office of President of the Republic in accordance with Art. 8 of Law No. 12.813/2013.
Section II – The Board of Directors
Art. 29- The Board of Directors is the higher body of guidance and management of
Petrobras. Its tasks are:
I- set the general guidance of the business of the Company, defining its mission, strategic goals and guidelines;
II- approve, by a proposal of the Executive Office, o strategic plan, the respective pluriannual plans, as well as annual plans and programs of expenditures and investments, promoting, annually, analysis with respect to compliance with the targets and results in the execution of said plans. It shall publish its conclusions and inform them to the Brazilian National Congress and the Federal Court of Accounts - TCU;
III- survey the management of the Executive Office and its members and set their assignments, assessing, at any time, the books and papers of the Company;
IV- evaluate, annually, the individual and collective performance results of the administrators and members of the Board’s Committees, with methodology and procedural support by the Appointments, Compensations and Successions Committee, in compliance with the following minimum requirements: a) exposition of the acts of administration performance with respect to the lawfulness and effectiveness of the managerial and administrative action; b) contribute to the fiscal year income; and c) perform the objectives established in the business plan and comply with the long-term strategy contemplated in article 37, section1 of Decree No. 8.945, of December 27,
2016;
V- approve, annually, the amount above which the acts, contracts or transactions, although under the limits of authority of the Executive Office or its members, shall be submitted to approval by the Board of Directors;
VI- rule on the issuance of simple debentures, not convertible into shares and without secured guarantee;
VII- establish the overall policies of the Company, including the strategic business, financial, risks, investments, environment management, the management of the distribution of dividends, transactions with related parties, of spokespersons, human resources and of minority interests, in compliance with the provisions of article 9, section 1 of Decree No. 8.945, of December 27, 2016;
VIII- approve the transfer of ownership to assets of the Company, including concession agreements and licensing for refining of oil, processing of natural gas, the transport,

import and export of oil, it’s by-products and natural gas; and may set value limits for the performance of these acts by the Executive Office or its members;
IX- approve the Electoral Regulations for the choice of the member of the Board of
Directors elected by the employees;
X- approve the plans which provide for the employment, career, succession, benefits and disciplinary regime of the employees of Petrobras;
XI – approve the Appointment Policy that contains the minimum requirements for the appointment of members of the Board of Directors and of its Committees, the Fiscal Council and the Executive Office, to be made widely available to shareholders and to the market, within the limits of the applicable legislation;
XII- approve and disclose the Annual and Corporate Governance Letters, as set forth in
Law No. 13.303/16;
XIII – implement, directly or through other bodies of the Company, and oversee the systems risk management and internal control established for the prevention and mitigation of the main risks, including risks related to the integrity of the accounting and financial information, and to those related to the occurrence of corruption and fraud.
Section 1- The establishment of the human resources policy contained in item VII may not rely on participation by the Board Member representing the employees, if the discussions and resolutions in the topic involve matters of trade union relations, remuneration, benefits and advantages, including complementary and welfare social security or pension plan matters, cases in which conflict of interest if characterized. Section 2 – whenever the Appointment Policy intends to impose requirements additional to those contained in the applicable law for the Board Directors and for the members of the Fiscal Council, these requirements shall be sent for ruling by the shareholders, at General Meeting.
Art. 30- The Board of Directors shall also rule on the following matters:
I- The Basic Organization Plan and its modifications, observing the charges of each member of the Executive Office, as established in article 36 of these Articles of Incorporation;
II- approve the appointment and dismissal of the holders of the general structure of the
Company’s , proposed by the Executive Board, based on the criteria established by the
Board of Directors;
III- authorization for the acquisition or cancellation of shares issued by the Company to be held in treasury, as well as subsequent disposal of these shares, except in cases that fall within the limits of authority of the members of the General Meeting, in compliance with the legal, regulatory and statutory provisions;
IV- swap of securities issued by it;
V- election and dismissal of the members of the Executive Office;
VI- organization of wholly-owned subsidiaries, of companies whose corporate purpose is to participate in other companies, participation by the Company in controlled companies or affiliated companies, transfer or cessation of this participation, as well as the acquisition of shares or units of other companies;
VII- calling for Shareholders’ General Meetings, in the cases provided for by law, publishing the call notice , at least , 15 (fifteen) days in advance;
VIII- Code of Ethics, Code of Good Practices and of the Internal Regulations of the
Board of Directors and Guide of Conduct of the Petrobras System;
IX- Corporate Governance Policy and Guidelines of Petrobras;

X- choosing and dismissing independent auditors, who shall not provide consulting services to the Company, during the term of the agreement;
XI- management and accounting reports of the Executive Office;
XII- the selection of the members of the Board Committees, among their members and/or among market people with significant experience and technical capacity in the specialty of the respective Committee, and approval of the duties and rules of operation of the Committees;
XIII- matters that, by virtue of legal provision or by determination of the members of a
General Meeting, depend on its deliberation;
XIV-integrity and compliance criteria, as well as the other relevant criteria and requirements applicable to the election of the members of the Executive Office and to the indication of the Executive Managers, who shall meet, at least, those established in article 21, subsections 1,2 and 3 of these Bylaws;
XV- cases not covered by these Bylaws.
Section 1 - The Board of Directors shall have 6 (six) advisory Committees, with specific assignments of analysis and recommendation on certain matters, directly linked to the Board: Strategic Committee; Financial Committee; Fiscal Council; Environment, Health and Safety Committee; Appointment, Remuneration and Succession Committee Minority Members’ Committee.
I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors;
II- The members of the Committees may participate as guests in all meetings of the
Board of Directors;
III- The composition and rules of operation of the Committees shall be governed by regulations to be approved by the Board of Directors.
Section 2 The Appointment, Remuneration and Succession Committee shall have the assignments set forth in article 21 to 23 of Decree No. 8.945, of December 27, 2016, and shall also analyze the integrity requirements set forth in article 21 of these Articles of Incorporation for the investiture in office of administration and member of the Fiscal Council of the Company.
Section 3 – Whenever it is necessary to evaluate operations with the Federal
Government, its agencies and foundations, since it outside the normal course of business of the Company and which are under the limits of authority of approval of the Board of Directors, the Minority Members ‘ Committee shall previously advise, issuing its opinion with respect to the transaction intended.
Section 4 – Said Minority Members’ Committee shall be formed by the two members of the Board of Directors appointed by the minority shareholders, in addition to a third independent member, who meets the requirements of article 22, Section 1 of Law No.
13.303, of June 30, 2016, chosen by the other members, who may or may not be a member of the Board of Directors.
Art. 31- The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the employment of experts or external auditors, to improve the instruction on the matters subject to its deliberation. Art. 32- The Board of Directors shall meet in the presence of a majority of its members, upon notice by its Chairman or by the majority of the Board Members, ordinarily, at least every thirty days and, extraordinarily, whenever necessary.
Section 1- The Board members have the option, if necessary, to participate in the meetings, by telephone, video conference or other means of communication, which may ensure the effective participation and authenticity of their votes. The Board member, in this case, shall be considered present at the meeting, and his vote shall be considered valid for all legal purposes, and incorporated into the minutes of said meeting.
Section 2- The matters submitted to the appreciation of the Board of Directors shall be supported by the decision of the Executive Office, the pronouncements of the technical area or of the competent Committee, and the legal opinion, when necessary to examine the matter.
Section 3- The Chairman of the Board, at his own discretion or at the request of any Board Member, may call members of the Company’s Executive Office to attend meetings and provide clarifications or information on the matters under consideration. Section 4- The resolutions of the Board of Directors shall be taken by majority vote of the Board Members present and shall be recorded in the minutes of the meeting. Section 5- Businesses with the Federal Government, its agencies and foundations, shall be approved by the vote of 2/3 (two thirds) of the Board members present.
Section 6- In the case of tie, the Chairman of the Board shall have the casting vote.
Section III - The Executive Office
Art. 33- The Executive Office and its members are responsible for managing the Company’s business, in compliance with the mission, objectives, strategies and guidelines established by the Board of Directors.
Section 1- The Governance and Compliance Executive Officer is assured, in the exercise of his duties, the possibility to report directly to the Board of Directors in the cases of article 9, section 4 of Law No. 13.303/16.
Section 2- The Board of Directors may delegate duties to the Executive Office, except for those expressly provided for in the corporate law, and in compliance with the limits of authorization established in such assignments.
Art. 34- The Executive Office shall:
I- Assess, approve and submit to the approval of the Board of Directors:
a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and pluriannual plans;
b) the strategic plan, the respective pluriannual plans, as well as annual plans and programs of the Company’s expenditures and investments with the relevant projects;
c) the Company’s cost and investments budgets;
d) the result of performance of the Company’s activities.
e) the appointment of the Company’s Executive Managers, based on the criteria established by the Board of Directors.
f) the plans they have on the employment, career, succession, benefits and disciplinary regime of Petrobras’ employees.
II- approving:
a) the technical-economic evaluation criteria for investment projects, with the respective plans of delegation of responsibility for its performance and implementation;
b) the criteria for the economic exploitation of producing areas and the minimum coefficient of oil and gas reserves, observing the specific legislation;
c) the policy of prices and basic structures of price for the Company’s products;
d) the plan of accounts, basic criteria for calculation of results, amortization and depreciation of invested capital, and changes in accounting practices;

e) corporate manuals and standards for governance, accounting, finance, personnel management, contracting and performance of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary to guide the operation of the Company;
f) the rules for the assignment of use and lease of real estate owned by the Company;
g) the basic and complementary structure of the Company, taking into account the definitions contained in the Basic Organization Plan, with their respective responsibilities, as well as creating, transforming or extinguishing Operating Units, agencies, branches, and offices in Brazil and abroad;
h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the respective operating rules and limits of authority to act;
i) the value above which the acts, contracts or operations, though under the limits of authority of the Chairman or of the Executive Officers, shall be submitted for approval by the Executive Office, in compliance with the limits of authority defined by the
Board of Directors;
j) the annual insurance plan of the Company;
l) labor conventions or collective labor agreements, as well as filing of collective- bargaining agreements.
III – ensure the implementation of the Strategic Plan and pluriannual plans and annual programs of expenditures and investments of the Company with the respective projects, respecting the budget limits already approved;
IV- rule on trademarks and patents, names and insignia.
Art. 35- The Executive Office shall meet, ordinarily, once a week, with a majority of its members, including the Chairman or his or her substitute, and, extraordinarily, by convening the Chairman or two-thirds of the Executive Officers.
Section 1- The Executive Office will be advised by the Statutory Technical Committee for Investment and Divestment.
Section 2- The members of the Executive Office will have 7 (seven) Advisory Statutory Technical Committees composed of incumbents from the general structure of the Company with specific assignments of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6.404/76: Statutory Technical Committee of Production Development and Technology; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee of Refining and Natural Gas; Statutory Technical Financial and Investors’ Relations Committee; Statutory Technical Corporate Matters Committee; Statutory Technical Governance and Compliance Committee; and Statutory Technical Strategy, Organization and Management System Committee.
Section 3- The advice of the Statutory Technical Committees does not bind the
Executive Office or its members, as the case may be, but they will be a necessary condition for the examination and deliberation of the matter within the respective limits of authority..
Section 4- The composition, rules of operation and assignments of the Statutory Technical Committees will be governed by Internal Regulations to be approved by the Board of Directors.
Art. 36- It is the responsibility, individually, of:
Section 1- the Chairman, to:
I- to convene, head and coordinate the work of the meetings of the Executive Office;
II- to propose the appointment of the Executive Officers to the Board of Directors;

III- to provide information to the Board of Directors, to the Minister of State to which the Company is bound, and to the control agencies of the Federal Government, as well as to the Federal Audit Court and the National Congress;
IV- to ensure the mobilization of resources to deal with situations of severe risk to the environment, health and safety;
V- perform other tasks assigned to him or her by the Board of Directors.
Section 2- the Production Development and Technology Executive Officer, to:
I- ensure the development of production system projects for E&P, Refining, Natural Gas and Energy;
II- guarantee the interests of the Company before the regulating bodies related to his area of activity;
III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of submarine systems, sea production surface, industrial installations and land pipelines, among others;
IV- develop and provide technical solutions that enable the Company’s strategic plan; V- perform other tasks assigned to him or her by the Board of Directors.
Section 3- On the Exploration & Production Executive Officer, to:
I- coordinate the projects for the optimization of assets in Onshore Fields, Shallow
Waters, Deep Waters, Ultra Deep Waters;
II- manage the exploratory assets, as well as the implement the breakdown of corporate strategy, operational planning and performance assessment of an operating nature;
III- approve and manage the partnerships and interests in exploratory blocks;
IV- assure the Company’s interests before the regulatory bodies related to his or her area of operation;
V- manage the logistics services in support to the Company’s operations and investments related to his or her area of operation;
VI- define the strategy and guidance for decommissioning, maintenance of wells and subsea systems;
VII- perform other tasks assigned to him or her by the Board of Directors.
Section 4- The Refining and Natural-Gas Executive Officer
I- manage industrial, logistics, trading operations and trading of oil by-products and natural gas, energy and nitrogen fertilizers;
II- coordinate the implementation of the breakdown of corporate strategy, portfolio definitions, operational planning and performance assessment of an operating nature;
III- approve and manage the partnerships related to his or her area of operation;
IV- guarantee the interests of the Company before the regulating bodies related to his area of activity;
V- manage the supply of oil by-products, natural gas, energy and nitrogen fertilizers;
VII- perform other tasks assigned to him or her by the Board of Directors.
Section 5- The Financial and Investor’ Relations Executive Officer
I- provide the funds necessary to the operation of the Company, conducting the processes of contracting of loans and financing, as well as correlated services;
II- operate the Company’s monetary resources, always together with another Executive
Officer;
III- be responsible for providing information to the investing public, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory bodies, and keep the Company’s records up to date in these institutions;

IV- accounting, controlling and reporting to the Executive Office the Company’s economic and financial operations, including its wholly-owned subsidiaries and other affiliated companies
V- promote the Company’s financial management and monitor the financial management of its wholly-owned subsidiaries, affiliated companies and consortia
VI- coordinate the processes of acquisition and disposal of equity holdings held by the
Company, in compliance with the current legislation and regulations;
VII- perform other tasks assigned to him or her by the Board of Directors.
Section 6-The Corporate Affairs Executive Officer:
I- propose the plans he or she has on the employment, career, succession, benefits and disciplinary regime of Petrobras employees to the Executive Office;
II- approve the staffing of the Company’s units;
III- guide and promote the implementation of the Company’s policies and human resources guidelines;
IV- propose, implement and maintain the Company’s telecommunications and computer systems;
V- provide the Company with shared resources and services for infrastructure and administrative support;
VI- coordinate the processes of planning and procurement of goods and services and acquisition and sale of materials and real estate;
VII- guide and promote the implementation of the Company’s policies, guidelines and standards for Environment, Health and Safety;
VIII- guide and promote the implementation of the Company’s Social Responsibility policies, guidelines and standards;
IX- perform other tasks assigned to him or her by the Board of Directors.
Section 7- The Governance and Compliance Executive Officer:
I- guide and promote the implementation of governance and compliance standards, guidelines and procedures;
II- coordinate the compliance management and necessary internal controls, including aspects of fraud and corruption;
III- monitor the developments related to the Company’s complaints channel and ensure the reporting of identified violations and their results to the Executive Office and the
Board of Directors;
IV- perform other tasks assigned to him or her by the Board of Directors
Section 8 - The Strategy, Organization and Management System Executive Officer:
I- propose the bases and guidelines for the preparation of the strategic plan, as well as of the annual programs and pluriannual plans;
II- coordinate the preparation of the strategic plan, as well as the respective pluriannual plans and annual programs of expenditures and investments of the Company with the respective projects;
III- submit the technical-economic assessment criteria for the investment projects and the delegation of responsibility for its performance and implementations to the approval of the Executive Office;
IV- monitor and report the economic and financial performance of investment projects to the Executive Office, in compliance with targets and results approved by the Executive Office and the Board of Directors;
V- coordinate the preparation of the Basic Organization Plan containing, among others, the general structure of the Company and its general assignments, as well as the Petrobras organizational model;

VI- ensure the implementation of strategies with greater dynamism in decisions, defining action plans with objectives and targets for costs, risks, business performance and investments;
VII- guide and promote the implementation of risk management policies in compliance with the current legislation;
VIII- coordinate the integrated vision of corporate risks, incorporate risk management into strategic decisions, contribute to the preparation of the corporate risk matrix of all kinds and report the main effects of the risks on Petrobras’ results to the Executive Office and the Board of Directors;
IX- propose the establishment of a management systems that:
a) modernize the management, improving the monitoring and control of the company’s performance with the use of internal and external benchmarks and risk analyses to support decision making;;
b) deploy goals and targets up to the level of supervision;
c) appoint the persons responsible;
d) allow the timely follow-up of compliance with these goals and the risks associated with them, with the respective mitigation plans, in an articulated manner with the responsible offices;
e) establish a system of consequences aligned with its compliance, according to the meritocracy criteria.
Section 9 – The Chief Executive Officer and each Executive Officer, among the contact areas described in the Basic Organizational Plan:
I- implement the strategic plan and budget approved by the Board of Directors, using the Company’s management system;
II- admit and dismiss employees, and formalize assignments for management positions and functions;
III- appoint employees for missions abroad;
IV- monitor, control and report the technical and operational activities of the wholly- owned subsidiaries and companies in which Petrobras participates or with which it is associated to the Executive Office;
V- appoint and instruct the Company’s representatives at the General Meetings of the wholly-owned subsidiaries, controlled companies and affiliates, in compliance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;
VI- manage, supervise and assess the performance of the activities of the units under their direct responsibility, as defined in the Basic Organizational Plan, as well as to practice management acts related to these activities, being able to set limits of value for the delegation of the practice of these acts, approved by the Executive Office;
VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Organizational Plan.
Art. 37- The resolutions of the Executive Office shall be taken by a majority vote of those present and recorded in the minutes of the meeting.
Sole paragraph. In case of tie, the Chairman of the Board shall have the casting vote. Art. 38- The Executive Office shall forward copies of the minutes of its meetings, to the Board of Directors and provide information to assess the performance of the Company’s activities.

Sole paragraph. The members of the Executive Office shall forward a report on the acts practiced in the exercise of their individual competencies to the Board of
Directors.
Section V - General Meeting
Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of Law 6404 of 1976, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its limits of authority, especially:
I- take the accounts of the administrators, examine, discuss and vote on the financial statements;
II- deliberate on the allocation of net income for the year and the distribution of dividends;
III- elect the members of the Board of Directors and of the Fiscal Council.
Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, to deliberate on matters of interest to the Company, especially:
I- amendments to the Articles of Incorporation;
II- changes in share capital;
III - evaluation of assets with which the shareholder competes for the capital increase;
IV- issuance of debentures convertible into shares or their sale when in treasury;
V- incorporation of the Company into another company, its dissolution, transformation, spin-off, merger;
VI- participation of the Company in a group of companies;
VII- disposal of control of the share capital of wholly-owned subsidiaries of the
Company;
VIII- removal of members of the Board of Directors;
IX- sale of debentures convertible into shares owned by the Company and issued by its wholly-owned and controlled subsidiaries;
X- cancellation of the Company’s registration;
XI- choice of a specialized company, from the presentation by the Board of Directors of a triple list of specialized companies, for the preparation of an appraisal report of their shares for the respective economic value, to be used in the event of cancellation of the registration of a publicly-held company or non-compliance with corporate governance standards defined by a stock exchange or organized over-the-counter market entity, accredited by the Brazilian Securities and Exchange Commission, in order to comply with the rules established in the relevant regulations of differentiated practices of corporate governance issued by such entities, and in compliance with the terms of any contracts entered into by Petrobras with those same entities;
XII- waiver the right to subscribe to shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies;
XIII- approval of the requirements of the Appointment Policy that are additional to those contained in the applicable legislation for the Directors and Fiscal Council Members.
Section 1- The ruling on the matter provided for in item XI of this item shall be taken by absolute majority of votes of the outstanding common shares, not counting blank votes.

Section 2 – In the event of a public offering made by the controlling shareholder, the latter will bear the costs for preparing the appraisal report.
Art. 41- The members in the General Meeting shall determine, annually, the total or individual amount of the directors’ remuneration, as well as the limits of their profit sharing, observing the rules of the specific legislation, and of the members of the
Advisory Committees to the Board of Directors.
Art. 42- The General Meetings shall be presided over by the Company’s Chief Executive Officer or substitute whom the latter may appoint, and, in the absence of both, by a shareholder chosen by a majority of the votes of those attending.
Sole paragraph. The Chairman of the Meeting shall elect, among the shareholders present, the Secretary of the board.
Section VI – The Fiscal Council
Art. 43- The permanent Fiscal Council consists of up to five members and their respective alternates, elected by the Ordinary General Meeting, all residing in the Country, subject to the requirements and impediments set forth in the Brazilian Corporate Law, in the Appointment Policy, in Decree 8.945, dated December 27, 2016 and in art. 21, sections 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one will be elected by the holders of minority common shares and another by the holders of preferred shares, in a separate vote.
Section 1- Among the members of the Fiscal Council, one will be appointed as a representative of the National Treasury, by the Minister of Finance.
Section 2- In the event of vacancy, resignation, impediment or unjustified absence to two consecutive meetings, the member of the Fiscal Council shall be replaced, until the expiry of the term of office, by the respective alternate.
Section 3- The members of the Fiscal Council will be invested in their positions by signing the declaration of acceptance of office in the minutes and opinions’ record book of the Fiscal Council, which will include: (i) the consent to any contracts entered into by Petrobras with a stock exchange or an organized over-the-counter market entity, accredited by the Securities and Exchange Commission, with the purpose of adopting corporate governance standards established by these entities, being responsible for the compliance with such agreements and respective regulations of differentiated practices of corporate governance, as the case may be, and (ii) consent to the terms of the arbitration clause referred to in art. 58 of these Articles of Incorporation.
Art. 44- The term of office of the members of the Fiscal Council is 1 (one) year, with 2 (two) consecutive reelections allowed.
Section 1- The reappointment of an Fiscal Council member who has not participated in any annual training provided by the Company in the last 2 (two) years is prohibited. Section 2 – Once the maximum renewal period has expired, the Fiscal Council
Member’s return to Petrobras, can only occur after a period equivalent to one term of office.
Art. 45- The remuneration of the members of the Fiscal Council, in addition to the compulsory reimbursement for travel and stay expenses necessary for the performance of the activities, shall be established by the General Meeting members that elect them, subject to the limit established in Law No. 9.292 of 1996.
Art. 46- It is incumbent upon the Fiscal Council, without prejudice to other assignments granted to it by virtue of legal provision or by resolution of the members of the General Meeting:

I- supervise, by any of its members, the acts of the managers and verify compliance with their legal and statutory duties;
II- issue an opinion on the annual report of the administration, stating in its opinion, the additional information deemed necessary or useful for the deliberation of the members of the General Meeting;
III- issue an opinion on the proposals of the managers, to be submitted to the members of the General Meeting, regarding the modification of the share capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, merger or spin-off of the Company.;
IV- report, through any of its members, to the management bodies and if they fail to take the necessary measures to protect the Company’s interests, to the members of the General Meeting, any errors, fraud or crimes they discover, and suggest useful measures to the Company;
V- call the Ordinary General Meeting if the directors delay the call for more than one month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary;
VI- analyze, at least quarterly, the balance sheet and other financial statements periodically prepared by the Executive Office;
VII- assess the financial statements of the fiscal year and issue opinions on them;
VIII- Perform these assignments during the settlement.
Sole paragraph. The members of the Fiscal Council shall participate, mandatorily, in the meetings of the Board of Directors, in which the matters referred to in items II, III and VII of this item are to be appraised.
Section VII – The Employees of the Company
Art. 47- Petrobras’ employees are subject to the labor legislation and internal regulations of the Company, observing the legal provisions applicable to employees of mixed-capital companies.
Art. 48- The admission of employees by Petrobras and its wholly-owned and controlled subsidiaries will be subject to a public selection process, under the conditions approved by the Executive Office.
Art. 49- The assignments of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. Section 1- The assignments referred to in the main section of this item, linked to the Board of Directors, may, exceptionally, and at the discretion of the Board of Directors, be assigned to technicians or specialists who are not part of the Company’s permanent staff, through free appointment and discharge agreements.
Section 2- The assignments referred to in the main section of this article, linked to the
Executive Office or its members, may, on a proposal and justification of the Executive
Office and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Company’s Board of Directors permanent staff, through free appointment and discharge agreements
Section 3- The management assignments that are part of the Company’s organizational structure, at all other levels, will have the responsibilities of the holders defined in the rules of the respective bodies.
Art. 50- Without prejudice to the requirements established by law, the assignment of employees of Petrobras and its wholly-owned or controlled subsidiaries will depend on the authorization, in each case, of the Executive Office and will be made, whenever possible, by reimbursement of the corresponding costs.
Art. 51- The Company shall allocate a portion of the annual income to be distributed among its employees, in compliance with the criteria approved by the Board of Directors, and with the legislation in force.
Section VIII – General Provisions
Art. 52- Petrobras’ activities will be based on the Basic Organizational Plan approved by the Board of Directors, which will contain, among others, the organizational model and define the nature and assignments of each unit of the general structure and the subordination relationships necessary for Petrobras’ operation, in compliance with these Articles of Incorporation.
Art. 53- The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be drawn up, and shall comply with the applicable legal provisions.
Sole paragraph. The Company may prepare semi-annual balance sheets ,for payment of dividends or interest on shareholders’ equity by resolution of the Board of Directors. Art. 54- On funds transferred by the Federal Government or deposited by minority shareholders for increasing the Company’s capital, there will be financial charges equivalent to the SELIC rate from the date of transfer to the date of capitalization.
Art. 55- Petrobras shall allocate a 0.5% (five tenths of a percent) share of the paid-in share capital, in order to constitute a special reserve, intended to the financing of the research and technological development programs of the Company.
Sole paragraph. The accumulated balance of the reserve provided for in this item may not exceed 5% (five percent) of the paid-in share capital.
Art. 56- After deliberation of the distribution of the minimum dividend established in art. 8 of these Articles of Incorporation, the members of the General Meeting may, subject to the terms of the corporate law and specific federal regulations, allocate percentages or gratuities to the members of the Company’s Executive Office, as variable compensation.
Art. 57- The Executive Office may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in Section 4 of art. 150 of Law No. 6.404 of 1976.
Art. 58- The disputes or controversies involving the Company, its shareholders, managers and tax advisors shall be resolved through arbitration, subject to the rules set forth by the Market Arbitration Chamber, with the purpose of applying the provisions contained in Law N. 6.404, 1976, in these Articles of Incorporation, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Securities
Commission, as well as other rules applicable to the operation of the capital market in general, in addition to those Petrobras with a stock exchange or an organized over-the- counter market entity, accredited by the Securities and Exchange Commission, with the purpose of adopting corporate governance standards set by these entities, and the respective corporate governance regulations, if applicable.
Sole paragraph. The deliberations of the Federal Government, by a vote in the Shareholders’ General Meeting, aimed at the orientation of its business, pursuant to art. 238 of Law N. 6.404 of 1976, are considered forms of exercising unavailable rights and will not be subject to the arbitration procedure provided for in the main section of this article.
Art. 59- The contracts executed by Petrobras for the acquisition of goods and services will be preceded by a simplified bidding procedure, in the form of the regulation approved by Decree N. 2.745, dated August 24, 1998.
Art. 60- In order to compose its proposals to participate in bids prior to the concessions dealt with in Law 9.478, of 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services.
Sole paragraph. The preliminary contracts will contain a full-fledged termination clause, to be exercised without penalty or indemnity of any kind in case another bidder is declared the winner, and will be submitted, later, to the external control and inspection bodies.

GENERAL EXTRAORDINARY MEETING

PRESENTATION TO SHAREHOLDERS ITEM III

PROPOSAL FOR INCLUSION, IN THE POLICY FOR INDICATION OF MEMBERS OF THE FISCAL COUNCIL, BOARD OF DIRECTORS AND EXECUTIVE BOARD OF PETROBRAS, OF ADDITIONAL REQUIREMENTS FOR UNBLEMISHED REPUTATION, IN ADDITION TO THOSE CONTAINED IN LAW 13,303/16, AND DECREE 8.945/16, PURSUANT TO ARTICLE 40, ITEM XIII OF PETROBRAS’ BYLAWS.
If approved by the Extraordinary General Meeting, the amendments proposed in Item I of the agenda, one also submits to the same Meeting the approval of insertion of additional requirements in the Referral Policy of Members of the Fiscal Council, Board of Directors and Executive Directors to establish the details of the criteria of unblemished reputation mentioned in article 21, §1 of the Bylaws and the corresponding documentation necessary to evidence their compliance.
The proposal consists in the inclusion of additional requirements, presented in the Exhibit, in the Referral Policy, which shall start to be mandatorily complied with for all and any referral to the Board of Directors, Fiscal Council and members of the Executive Directors.
Petrobras understands that the inclusion of such additional requirements shall bring significant progress to its corporate governance, with the objective of providing an increasingly professional environment, less subject to improper interference in its administration.
As set forth in article 40, item XIII of the Bylaws, the General Meeting shall approve the inclusion, in the Referral Policy, of requirements additional to those contained within the legislation applicable to Directors of the Board and Members of the Fiscal Council of the Company, which is why this proposal is being submitted, it being incumbent upon the Board of Directors subsequent adjustment of the Policy pursuant to the terms approved by the shareholders.
Attached: additional requirements to be inserted in the Referral Policy of the Members of the Audit Committee, Board of Directors and Executive Office.
Rio de Janeiro, March 27th 2017.
Pedro Parente

CEO

ANNEX I
ADDITIONAL REQUIREMENTS TO BE INCLUDED IN THE POLICY OF MEMBERS OF THE FISCAL COUNCIL, BOARD OF DIRECTORS AND EXECUTIVE BOARD.
I) Regularity Cadastral - CPF:
a) Do not have a CPF (Individual Taxpayer Registration Number) with “Null” status in the IRS database.
II) Business Participation:
a) Not having a relevant corporate interest in limited companies (article 1,099 of the Civil Code) and public limited company (article 243, §§ 4 and 5 of Law 6,404/76), which are listed on Petrobras´s files and have operated as a supplier, customer, sponsored entity, consortium or joint venture, with Petrobras, its subsidiaries, related and affiliates, in the last 3 (three) years.
b) Not to integrate the decision-making structure of non-profit corporation, except when institutions of higher education and legal entities linked to them or Social Organization (OS) with a mission to develop scientific activities, that has operated as a supplier, client, sponsored, consortium or joint entity, with Petrobras, its subsidiaries, controlled companies and affiliates, in the last three (3) years.
c) Did not hold control or participated in a statutory body of legal entity in judicial, bankrupt or insolvent recovery, in the period of five (5) years prior to the date of his election or appointment, except as a liquidator, commissioner or judicial administrator.
III) History of Internal Investigation / Disciplinary Sanctions detailed in the Employee
Record Form:
a) It has not been included in the system of consequence under the Petrobras System or has suffered labor or administrative punishment in another public or private entity in the last three (3) years as a result of internal investigations, when applicable.
b) There is no serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Petrobras Program on Corruption Prevention Manual or other related internal regulations in the last 3 (three) years, when applicable.
IV) Audit Highlights:
a) Not be responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for more than 2 years.
V) Commercial and financial issues:

a) It does not have financial problems that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are in judicial dispute or through a consumer protection agency at the time of the nomination. (Note: The candidate must provide the negative certificates from appropriated registries of his domicile in the last 5 (five) years).
b) Does not have a federal, state or municipal tax debit, unless it is under judicial or administrative discussion on the date of the nomination. (Note: The candidate must provide the negative, or positive with negative effects, federal, state and municipal certificates of their domicile within the last 5 (five) years.
VI) Legal and/or administrative proceedings:
a) Not be convicted, in second instance, in criminal proceedings, in Brazil or abroad, related to the activity to be performed.
b) Not to have against him judicial proceedings, in Brazil or abroad, with an unfavorable judgment in second instance, in any sphere other than criminal, as long as related to the activity to be performed.
c) Not to have been fined as a final decision from external control, regulation and controlling entities in the last 5 years.
VII) Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Fiscal Councils of Petrobras subsidiaries, related and affiliated companies, being forbidden participation in more than two (2) of these Boards. This prohibition does not apply when the person in charge of administration or fiscal board in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer